   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1997

                                                       REGISTRATION NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                                TELEGROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         IOWA                            4813                  42-1344121
  (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD        (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     INDUSTRIAL         IDENTIFICATION NUMBER)
                                  CLASSIFICATION CODE
                                        NUMBER)
                               ---------------
                              2098 NUTMEG AVENUE
                             FAIRFIELD, IOWA 52556
                                (515) 472-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
              REGISTRANT'S PRINCIPAL EXECUTIVE PRINCIPAL OFFICES)

                               DOUGLAS A. NEISH
                            CHIEF FINANCIAL OFFICER
                                TELEGROUP, INC.
                              2098 NUTMEG AVENUE
                             FAIRFIELD, IOWA 52556
                                (515) 472-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ---------------
                                  COPIES TO:
                          MORRIS F. DEFEO, JR., ESQ.
                             EDSEL J. GUYDON, ESQ.
                          SWIDLER & BERLIN, CHARTERED
                        3000 K STREET, N.W., SUITE 300
                            WASHINGTON, D.C. 20007
                   (202) 424-7500; FACSIMILE (202) 424-7647
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                        CALCULATION OF REGISTRATION FEE

================================================================================
                                                     PROPOSED
                                       PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF    AMOUNT      MAXIMUM       AGGREGATE
    SECURITIES TO BE       TO BE    OFFERING PRICE   OFFERING      AMOUNT OF
       REGISTERED        REGISTERED  PER SHARE(1)    PRICE(1)    REGISTERED FEE
-------------------------------------------------------------------------------
Common Stock, No par
 value(2)(3) ..........   234,889      $12.9375    $3,038,876.44    $920.87
-------------------------------------------------------------------------------
Warrants(3)............      5          $0.01          $0.05         $0.01
-------------------------------------------------------------------------------
TOTAL..................                                             $920.88
================================================================================

(1) Estimated solely for purposes of calculating the registration fee. In accordance with Rule 457(c) of Regulation C, the estimated price for such shares was based on the average of the high and low reported prices on the Nasdaq National Market System on December 17, 1997.
(2) Includes: (i) 23,188 shares which are reserved for issuance pursuant to currently issued and outstanding Convertible Subordinated Notes which will be offered for resale by certain Selling Shareholders, and (ii) 211,701 shares of Common Stock issuable upon exercise of the Warrants (the "Warrants").
(3) Pursuant to Rule 416, this Registration Statement also covers such indeterminate number of shares of Common Stock as may be issuable upon exercise of the referenced Warrants pursuant to antidilution provisions.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 22, 1997

PROSPECTUS

                                 234,899 SHARES

                       [LOGO OF TELEGROUP APPEARS HERE]

                                  COMMON STOCK
                   THE DATE OF THIS PROSPECTUS IS    , 1998.

  The 234,899 shares of Common Stock, no par value (the "Common Stock"), are offered hereby, of Telegroup, Inc. (the "Company") subject to issuance upon conversion of certain Convertible Subordinated Notes (the "Notes") of the Company owned by certain selling securityholders (the "Selling Shareholders"), which may be sold from time to time, by the Selling Shareholders for their own accounts. The Company has been advised that the Selling Shareholders may from time to time sell the shares to or through brokers or dealers in one or more transactions, on the Nasdaq National Market System (the "Nasdaq NMS") or otherwise, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The Warrants offered hereby are exercisable at any time prior to November 28, 2003. The Warrants are entitled to certain antidilution protection in the event of additional issuances of Common Stock, stock splits, stock dividends, reorganizations and other similar events. The shares of Common Stock issued pursuant to the exercise of the Warrants are entitled to certain registration rights described herein.

  The Company's Common Stock is listed on the Nasdaq NMS under the symbol TGRP. On December 17, 1997, the last reported sale price of Common Stock, as reported on the Nasdaq NMS, was $12.9375 per share.

                                 ------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION
    OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF
                  THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  Since the Common Stock registered hereunder is being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Act"), the Company cannot include herein information about the price to the public of the Common Stock or the proceeds to the Selling Shareholders. The Company will receive no proceeds from any sales of Common Stock by the Selling Shareholders, and the Company is obligated to pay the
expenses of this offering, which are estimated at $   . The Selling
Shareholders will pay their own expenses in connection with sales of the Common Stock. The Selling Shareholders and any brokers or dealers executing selling orders on their behalf may be deemed "underwriters" within the meaning of the Act, in which event the usual and customary selling commissions which may be paid to the brokers or dealers may be deemed to be underwriting commissions under the Act. There can be no assurance that any or all of the Shares registered hereunder will be sold. See "Plan of Distribution."

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement") under the Securities Act with respect to the Exchange Notes being offered by this Prospectus. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement and the exhibits and schedule thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Exchange Offer Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Exchange Offer Registration Statement and reports, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed fees. The Commission also maintains a website that contains reports, proxy and information statements and other information. The website address is http://www.sec.gov. Under the terms of the Indenture (as defined herein) pursuant to which the Old Notes were, and the Exchange Notes will be, issued, the Company will be required to file with the Commission, and to furnish holders of the Notes with, the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act, including reports on Forms 10-K, 10-Q and 8-K.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that is based on the beliefs of the Management of the Company, as well as assumptions made by and information currently available to the Management of the Company. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to risks an uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including those discussed under "Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including risk factors, the Company's consolidated financial statements and other financial data, appearing elsewhere in this Prospectus. References in this Prospectus to the "Company" and "Telegroup" refer to Telegroup, Inc. and its Subsidiaries (as defined), except where the context otherwise requires. See "Glossary of Terms" for definitions of certain technical and other terms used in this Prospectus.

                                  THE COMPANY

  Telegroup is a leading global provider of long distance telecommunications services. The Company offers a broad range of discounted international, national, value-added wholesale and enhanced telecommunications services to approximately 268,000 small and medium-sized business, residential and wholesale customers in over 180 countries worldwide. Telegroup has achieved its significant international market penetration by developing what it believes to be one of the most comprehensive global sales, marketing and customer service organizations in the global telecommunications industry. The Company operates a reliable, flexible, cost-effective, digital, facilities-based network (the "Telegroup Intelligent Global Network" or "TIGN") consisting of 19 Excel, NorTel or Harris switches, five enhanced services platforms, owned and leased capacity on seven digital fiber-optic cable links, leased parallel data capacity and the Company's Network Operations Center in Fairfield, Iowa. According to Federal Communications Commission ("FCC") statistics based on 1996 revenue, Telegroup was the thirteenth largest U.S. long distance carrier in 1996.

  Telegroup provides an extensive range of telecommunications services on a global basis under the Spectra, Global Access and other brand names. The Company's services are typically priced competitively with other alternative telecommunications providers and below the prices offered by the incumbent telecommunications operators ("ITOs"), which are often government-owned or protected telephone companies. While the Company offers a broad range of telecommunications services, the services offered in a particular market vary depending upon regulatory constraints and local market demands. Telegroup historically has offered traditional call-reorigination service (also known as "callback") to penetrate international markets having regulatory constraints. As major markets continue to deregulate, the Company continues to migrate an increasing portion of its customer base to "call-through" service, which includes conventional international long distance service and a "transparent" form of call-reorigination. The Company markets its call-through service under the brand name Global Access Direct and its traditional call-reorigination service under the brand name Global Access CallBack. Currently, the Company offers both international and national long distance service, prepaid and postpaid calling cards, toll-free service and enhanced services such as fax store and forward, fax-mail, voice-mail and call conferencing. The Company believes its broad array of basic and enhanced services enables the Company to offer a comprehensive bundled solution to its customers' telecommunications needs. The Company also resells switched minutes and enhanced service platforms on a wholesale basis to other telecommunications providers and carriers. See "Business--Services."

  Telegroup's extensive sales, marketing and customer service organization consists of a worldwide network of independent agents and an internal sales force who market Telegroup's services and provide customer service, typically in local languages and in accordance with the cultural norms of the countries and regions in which they operate. The Company's local sales, marketing and customer service organization permits the Company to continually monitor changes in each market and quickly modify service and sales strategies in response to changes in particular markets. In addition, the Company believes that it can leverage its global sales and marketing organization to quickly and efficiently market new and innovative service offerings. As of November 30, 1997, the Company had approximately 1,375 independent agents worldwide. Twenty-eight country coordinators ("Country Coordinators") are responsible for coordinating Telegroup's operations, including sales, marketing, customer service and independent agent support, in 72 countries. In addition, the Company has 31 internal sales personnel in the United States and one each in France, Germany and the United Kingdom, and intends to establish additional internal sales departments in selected core markets. The Company believes that its comprehensive global sales, marketing and customer service organization will enable the Company to increase its market share and position itself as the leading alternative international long distance provider in each of its target markets. The Company believes that it is the largest alternative international long distance provider in three of the largest international telecommunications markets in the world--France, the Netherlands and Switzerland. See "Business--Sales, Marketing and Customer Service."

  The Telegroup Intelligent Global Network includes a central Network Operations Center ("Network Operations Center") in Iowa City, Iowa, as well as switches, owned and leased transmission capacity and a proprietary distributed intelligent network architecture. The TIGN is designed to allow customer-specific information, such as credit limits, language selection, waiting voice-mail and faxes, and speed dial numbers to be distributed efficiently over a parallel data network wherever Telegroup has installed a TIGN switch. In addition, the open, programmable architecture of the TIGN allows the Company to rapidly deploy new features, improve service quality, and reduce costs through least cost routing. As of September 30, 1997, the TIGN consisted of (i) the Network Operations Center, (ii) 19 Excel, NorTel or Harris switches in New York City, Jersey City, New Jersey, London, Paris, Amsterdam, Zurich, Copenhagen, Frankfurt, Hong Kong, Sydney, Tokyo and Milan (iii) five enhanced services platforms in New York, Hong Kong, London, Paris and Sydney, (iv) owned and leased fiber-optic cable links connecting its New York and New Jersey switches to its switches in London, Amsterdam, Sydney and Los Angeles, and its London switches to its switches in Paris and Amsterdam, and (v) leased parallel data transmission capacity connecting Telegroup's switches to each other and to the networks of other international and national carriers. The Company intends to further develop the TIGN by upgrading existing facilities and by adding switches and transmission capacity principally in and between major markets where the Company has established a substantial customer base. See "Business-- Network and Operations."

MARKET OPPORTUNITY

  The global market for national and international telecommunications equipment and services is undergoing significant deregulation and reform. The industry is being shaped by the following trends: (i) deregulation and privatization of telecommunications markets worldwide; (ii) diversification of services through technological innovation; and (iii) globalization of major carriers through market expansion, consolidation and strategic alliances. As a result of these factors, it is anticipated that the industry will experience considerable growth in the foreseeable future, both in terms of traffic volume and revenue. According to the International Telecommunications Union ("ITU"), a worldwide telecommunications organization under the auspices of the United Nations, the 1998 revenues of the global telecommunications industry is projected to exceed $1 trillion. The international telecommunications industry accounted for $52.8 billion in revenues and 60.3 billion minutes of use in 1995, increasing from $21.7 billion in revenues and 16.7 billion minutes of use in 1986, which represents compound annual growth rates of 10% and 15%, respectively. The ITU projects that global telecommunications services revenues will approach $900 billion by the year 2000. See "The Global Telecommunications Industry."

BUSINESS STRATEGY

  Telegroup's objective is to become the leading provider of telecommunications services to small and medium-sized business and high-volume residential customers in its existing core markets and in selected target markets. Telegroup's strategy for achieving this objective is to deliver additional services to customers in its markets through the continued deployment of the TIGN and to expand its sales and marketing organization into new target markets. The Company's business strategy includes the following key elements:

  Expand the Telegroup Intelligent Global Network. Telegroup is currently expanding the TIGN by installing additional switches, purchasing ownership in additional fiber-optic cable and leasing additional dedicated transmission capacity in strategically located areas of customer concentration in Western Europe and the Pacific Rim. Through September 30, 1997, the Company has invested over $16.2 million in network facilities, and the Company anticipates the investment of an additional $40.3 million in network facilities over the next 15 months. During the next 15 months, the Company has scheduled the installation of additional switches in the United States, Spain, New Zealand, Korea, El Salvador and Brazil, and nodes in the United States, Sweden, Norway, Belgium, Greece and Austria. Telegroup will continue to purchase ownership in additional fiber-optic cables and lease additional dedicated transmission capacity to reduce the Company's per minute transmission costs. The Company's ability to achieve these goals is dependent upon, among other things, its ability to raise additional capital. The Company believes that the expansion of the TIGN will enable Telegroup to continue to migrate customers from traditional call-reorigination services to Global Access Direct. In order to maximize the Company's return on invested capital, the Company employs a success-based approach to capital expenditures, locating new switching facilities in markets where the Company has established a customer base by marketing its call-reorigination services.

  Maximize Operating Efficiencies. Telegroup intends to reduce its costs of providing telecommunications services by strategically deploying switching facilities, adding leased and owned fiber-optic capacity and entering into additional alternative "transit/termination agreements." This expansion of the TIGN will enable the Company to originate, transport and terminate a larger portion of its traffic over its own network, thereby reducing its overall telecommunications costs. The Company believes that through least cost routing and its cost effective Excel LNX switches and its other facilities, Telegroup will be able to further reduce the overall cost of its services.

  Expand Global Sales, Marketing and Customer Service Organization. The Company believes that its experience in establishing one of the most comprehensive global sales, marketing and customer service organizations in the global telecommunications industry provides it with a competitive advantage. The Company intends to expand its global sales, marketing and customer service organization in new and existing markets. In new target markets, the Company relies primarily on independent agents to develop a customer base while minimizing its capital investment and management requirements. As the customer base in a particular market develops, the Company intends to selectively acquire the operations of its Country Coordinator serving such market and recruit and train additional internal sales personnel and independent agents. The Company believes that a direct sales and marketing organization complements its existing independent agents by enabling Telegroup to conduct test marketing and quickly implement new marketing strategies. In addition to its sales offices in France, Germany and the United Kingdom, the Company intends to open or acquire additional offices in target markets in Europe and the Pacific Rim during 1998.

  Position Telegroup as a Local Provider of Global Telecommunications
Services. Telegroup is one of the only alternative telecommunications providers that offers in-country and regional customer service offices in major markets on a global basis. At November 30, 1997, the Company had 28 Country Coordinators providing customer service in 72 countries. Telegroup believes this local presence provides an important competitive advantage, allowing the Company to tailor customer service and marketing to meet the specific needs of its customers in a particular market. Customer service representatives speak the local languages and are aware of the cultural norms in the countries in which they operate. The Company continually monitors changes in the local market and seeks to quickly modify service and sales strategies in response to such changes. In many instances, this type of dedicated customer service and marketing is not available to the Company's target customer base from the ITOs.

  Target Small and Medium-Sized Business Customers. The Company believes that small and medium-sized business customers focus principally on obtaining quality and breadth of service at low prices and have historically been underserved by the ITOs and the major global telecommunications carriers. Through the deployment of the TIGN, the Company will continue to migrate existing customers from traditional call-reorigination services to Global Access Direct, and to address the telecommunications needs of a wider base of small and medium-sized business customers. Telegroup believes that, with its direct, face-to-face sales force and dedicated customer service, it can more effectively attract and serve these business customers.

  Pursue Acquisitions, Joint Ventures and Strategic Alliances. The Company intends to expand its global sales, marketing and customer service organizations, increase its customer base, add network and circuit capacity, enter additional markets and develop new products and services through acquisitions, joint ventures and strategic alliances. The Company seeks to acquire controlling interests in companies that have established marketing organizations, existing customer bases, complementary network facilities, new services or technologies and experienced management teams. In addition, the Company intends to make selective acquisitions of its Country Coordinators' operations, in order to lower its selling, general and administrative expense and increase control over this distribution channel. The Company also expects to acquire the operations of other agents and marketing groups. The Company also intends to enter into joint ventures and strategic alliances with selected business partners to enable the Company to enter additional markets and to complement the Company's current operations and service offerings. The Company is continuously reviewing opportunities and believes that such acquisitions, joint ventures and strategic alliances are an important means of expanding its network and increasing network traffic volume, both of which are expected to lower its overall cost of telecommunications services.

  Broaden Market Penetration through Enhanced Service Offerings. The Company believes that offering a broad array of enhanced services is essential to retain existing customers and to attract new customers. The TIGN's enhanced services platform and its distributed intelligent network architecture permit the Company to provide a broad array of voice, data and enhanced services and to efficiently distribute customer information, such as language selection, waiting voice-mail and faxes and speed dial numbers throughout the TIGN. The Company offers a comprehensive solution to its customers' telecommunications needs by providing enhanced services, including fax store and forward, fax-mail, voice-mail and call conferencing and intends to introduce e-mail-to-voice-mail translation and voice recognition services. Telegroup believes that its provision of such enhanced services will enable it to increase its revenue from existing customers and to attract a broader base of small and medium-sized business customers.

  The Company was incorporated in Iowa in 1989. The address of the Company's principal place of business is 2098 Nutmeg Avenue, Fairfield, Iowa 52556, and its telephone number is (515) 472-5000.

                              RECENT DEVELOPMENTS

  On July 14, 1997, the Company completed the initial public offering (the "IPO") of 4,000,000 shares of Common Stock, no par value (the "Common Stock"), at a price of $10.00 per share. The net proceeds to the Company from the sale of the 4,000,000 shares was approximately $35.6 million after deducting expenses and underwriting discounts. In addition, on August 12, 1997, the Company completed the sale of an additional 450,000 shares of Common Stock pursuant to the exercise of the underwriters' overallotment option, yielding net proceeds to the Company of approximately $4.2 million after deducting underwriting discounts.

  On August 14, 1997, the Company acquired 60% of the common stock of, and a controlling interest in, PCS Telecom, Inc. ("PCS Telecom") for approximately $1.3 million in cash and 40,000 shares of unregistered Common Stock. PCS Telecom is a developer and manufacturer of state of the art, feature-rich, calling card platforms used by Telegroup and numerous other companies. PCS Telecom, which currently has 25 employees, has installed its products both in international and domestic markets. Telegroup has purchased these platforms as part of its global strategy of providing enhanced services for the TIGN, and considers this acquisition to be a strategic purchase which is intended to ensure stability of supply of platforms to establish expeditiously an international facilities network for enhanced services.

  On September 5, 1997, the Company prepaid in full all of its outstanding $20 million in aggregate principal amount of 12% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") at a redemption price equal to 107% of the principal amount thereof, plus accrued interest. The Company financed the prepayment of the Senior Subordinated Notes with a portion of the net proceeds from the IPO and $8.5 million of borrowings under a $15 million revolving credit facility with First Chicago NBD, Inc. (the "Revolving Credit Facility"). The Revolving Credit Facility expired on October 31, 1997. The Company currently anticipates entering into a new credit facility for available borrowings in an amount not expected to exceed $20 million with a bank or other financial institution (the "New Credit Facility"). There can be no assurance that the Company will enter into the New Credit Facility.

  On September 30, 1997, the Company issued $25 million aggregate principal amount of 8% Convertible Subordinated Notes due 2005 (the "Convertible Notes"). The net proceeds to the Company from the issuance of the Convertible Notes was approximately $24.3 million and approximately $15.0 million of such net proceeds were used to repay all amounts outstanding under the Revolving Credit Facility. See "Description of Other Indebtedness."

  On October 23, 1997, the Company consummated a private placement under Rule 144A of the Securities Act, pursuant to which the Company issued and sold $97 million aggregate principal amount at maturity of Senior Discount Notes (the "Senior Discount Notes"), receiving gross proceeds of approximately $72.3 million. The Senior Discount Notes were issued pursuant to the terms of an indenture dated October 23, 1997 (the "Indenture") between the Company and State Street Bank and Trust Company, as trustee (the "Trustee").

  On November 25, 1997, the Company acquired certain property and equipment from Fastnet UK Limited ("Fastnet") for approximately $240,000. Fastnet has an agency agreement with the Company in which it coordinated retail sales and provided customer service and other services to the Company's customers in the United Kingdom. The Company intends to utilize the assets acquired to enhance the operations of Telegroup UK Limited, a wholly-owned subsidiary of the Company.

                                  THE OFFERING

Common Stock offered by
 the Selling Shareholders   Up to 234,889 shares of Common Stock. See
 .........................  "Description of Common Stock."

Common Stock outstanding
 before offering (1) .....  30,768,542 shares

Common Stock to be
 outstanding after the      31,003,431 shares
 Offering (2) ............

Use of proceeds ..........  The Company will not receive any of the proceeds from the sale of Common Stock by the Selling
                            Shareholders.

Dividend policy ..........  The Company does not expect to pay dividends on the
                            Common Stock in the foreseeable future. See
                            "Dividend Policy."

Nasdaq National Market      TRGP
 Symbol ..................
--------
(1) As of September 30, 1997, excludes (i) 1,677,153 shares of Common Stock issuable upon the exercise of options granted under the Stock Option Plan (as defined); (ii) 2,322,847 shares of Common Stock issuable upon the exercise of options available for grant under the Stock Option Plan; and
    (iii) 1,160,107 shares of Common Stock issuable upon the exercise of the Warrants (as defined). See "Management--Amended and Restated Stock Option Plan" and "Description of Capital Stock--Warrants."
(2) Assumes that all of the Convertible Subordinated Notes are converted at a conversion rate of $12 per share. See "Description of Securities."

                             SUMMARY FINANCIAL DATA

  The following table sets forth certain consolidated financial information for the Company for (i) the years ended December 31, 1994, 1995 and 1996, which have been derived from the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus, (ii) the year ended December 31, 1993, which has been derived from audited consolidated financial statements of the Company which are not included herein, and (iii) the year ended December 31, 1992, which has been derived from unaudited consolidated financial statements which are not included herein. The summary financial data as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 has been derived from the unaudited consolidated financial statements for the Company included elsewhere in this Prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The "As Adjusted" financial information is not necessarily indicative of the Company's financial position or the results of operations that actually would have occurred if the transactions described herein had occurred on the dates indicated or for any future period or date. The adjustments give effect to available information and assumptions that the Company believes are reasonable. The following financial information should be read in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto appearing elsewhere herein.

                                                                               YEAR                         NINE MONTHS
                                                                              ENDED        NINE MONTHS         ENDED
                                                                           DECEMBER 31,       ENDED        SEPTEMBER 30,
                                     YEAR ENDED DECEMBER 31,               AS ADJUSTED    SEPTEMBER 30,     AS ADJUSTED
                          -----------------------------------------------  ------------ -----------------  -------------
                             1992      1993     1994      1995     1996      1996(1)      1996     1997       1997(2)
                          ----------- -------  -------  -------- --------  ------------ -------- --------  -------------
                          (UNAUDITED)                                                      (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT RATIOS AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Retail.................    $23,846   $29,790  $68,714  $128,139 $179,147    $179,147   $128,828 $169,720    $169,720
 Wholesale..............        --        --       --        980   34,061      34,061     18,951   68,758      68,758
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Total revenues.........     23,846    29,790   68,714   129,119  213,208     213,208    147,779  238,478     238,478
Cost of revenues........     18,411    22,727   49,513    83,101  150,537     150,537    100,794  174,273     174,273
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Gross profit...........      5,435     7,063   19,201    46,018   62,671      62,671     46,985   64,205      64,205
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
Operating expenses:
 Selling, general and
  administrative........      3,935     7,341   19,914    39,222   59,652      59,652     42,648   63,174      63,174
 Depreciation and
  amortization..........         61       172      301       655    1,882       2,415      1,158    3,208       3,480
 Stock option based
  compensation..........        --        --       --        --     1,032       1,032        --       257         257
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Total operating
  expenses..............      3,996     7,513   20,215    39,877   62,566      63,099     43,806   66,639      66,911
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Operating income
  (loss)................      1,439      (450)  (1,014)    6,141      105        (428)     3,179   (2,434)     (2,706)
 Interest expense.......         88        47      112       121      579      10,178        200    2,135       7,540
 Extraordinary item,
  loss on extinguishment
  of debt, net of income
  taxes.................        --        --       --        --       --          --         --     9,971      10,473
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Net earnings (loss)....      1,386      (707)    (538)    3,821     (118)     (7,661)     2,050  (12,820)    (17,633)
                            =======   =======  =======  ======== ========    ========   ======== ========    ========

                                                                           YEAR                       NINE MONTHS
                                                                          ENDED      NINE MONTHS         ENDED
                                                                       DECEMBER 31,     ENDED        SEPTEMBER 30,
                                   YEAR ENDED DECEMBER 31,             AS ADJUSTED  SEPTEMBER 30,     AS ADJUSTED
                          -------------------------------------------  ------------ ---------------  -------------
                             1992      1993    1994    1995    1996      1996(1)     1996    1997       1997(2)
                          ----------- ------  ------  ------  -------  ------------ ------  -------  -------------
                          (UNAUDITED)                                                (UNAUDITED)
                                        (IN THOUSANDS, EXCEPT RATIOS AND OTHER OPERATING DATA)
Per share amounts(8):
 Earnings (loss) before
  extraordinary item....    $  .05      (.02)   (.02)    .13     (.00)      (.23)      .07     (.10)      (.26)
 Net earnings (loss)....    $  .05      (.02)   (.02)    .13     (.00)      (.23)      .07     (.47)      (.64)
 Weighted-average
  shares................    28,785    28,785  28,785  28,785   28,785     33,235    28,785   27,462     27,462
OTHER FINANCIAL DATA:
EBITDA(3)...............    $1,510    $ (278) $ (577) $6,994  $ 2,990               $4,341  $   602
Net cash provided by
 (used in) operating
 activities.............       820       924   1,364   5,561    4,904                4,083   (1,002)
Net cash (used in)
 investing activities...      (667)     (765)   (700) (2,818) (11,262)              (8,261) (13,325)
Net cash (used in)
 provided by financing
 activities.............        21       (10)    957    (115)  15,924                3,877   58,648
Ratio of earnings to
 fixed charges(4).......     15.18       --      --    29.76      .84        .26     10.44      --         --
Capital expenditures....       291       449   1,056   2,652    9,068                6,264   12,463
Dividends declared per
 common share...........       --        --      --      .02      .02                  .02      --
OTHER OPERATING DATA (AT
 PERIOD END):
Retail customers(5):
 Domestic (US)..........     8,261     7,021  16,733  17,464   34,294                        48,785
 International..........         0     5,301  28,325  56,156  109,922                       167,444
Wholesale customers(6)..         0         0       0       4       18                            26
Number of employees.....        54        97     217     296      444                           576
Number of switches......         0         1       2       3        7                            19

                                                        AS OF SEPTEMBER 30, 1997
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED (7)
                                                        -------- ---------------
                                                              (UNAUDITED)
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................. $ 58,215    $130,025
Working capital........................................   39,035     110,845
Property & equipment, net..............................   21,597      21,597
Total assets...........................................  139,658     214,590
Long term debt, less current portion...................   25,042      99,975
Total shareholders' equity.............................   40,922      40,922

-------
(1) Adjusted to give effect to the issuance of the Convertible Notes, the offering of Senior Discount Notes and the elimination of interest and amortization expense for the Senior Subordinated Notes as if such transactions had occurred on January 1, 1996. As adjusted interest expense reflects (i) approximately $2.0 million on the Convertible Notes for the year ended December 31, 1996, and approximately $7.9 million on the Senior Discount Notes for the year ended December 31, 1996 (ii) the elimination of $0.3 million with respect to the Senior Subordinated Notes, for the year ended December 31, 1996 (iii) amortization of fees and costs totaling $0.5 million relating to the Convertible Notes and the offering of Senior Discount Notes for the year ended December 31, 1996 using amortization periods equal to the term of the respective issuances (iv) the elimination of $0.01 million of amortization of fees and costs relating to the Senior Subordinated Notes for the year ended December 31, 1996 and (v) the 4,450,00 shares issued in connection with the initial public offering and the underwriters' overallotment option. Interest income has not been adjusted to reflect interest earned on additional available cash.
(2) Adjusted to give effect to the issuance of the Convertible Notes, the offering of Senior Discount Notes and the elimination of interest and amortization expense for the Senior Subordinated Notes as if such transactions had occurred on January 1, 1997. As adjusted interest expense reflects (i) approximately $1.5 million on the Convertible Notes for the nine-months ended September 30, 1997, and approximately $5.9 million on the Senior Discount Notes for the nine-months ended September 30, 1997, (ii) the elimination of $2.0 million with respect to the Senior Subordinated Notes, for the nine-months ended September 30, 1997, (iii) amortization of fees and costs totaling $0.4 million relating to the Convertible Notes and the offering of Senior Discount Notes for the nine-months ended September 30, 1997 using amortization periods equal to the term of the respective issuances and (iv) the elimination of $0.1 million of amortization of fees and costs relating to the Senior Subordinated Notes for the nine-months ended September 30, 1997. Interest income has not been adjusted to reflect interest earned on additional available cash. Adjusted also reflects the additional loss of $0.5 million (net of tax) on the extinguishment of debt as if such transaction had occurred on January 1, 1997.
(3) EBITDA represents net earnings (loss) plus net interest expense (income), income taxes, depreciation and amortization, non-cash stock option based compensation and the extraordinary item, loss on extinguishment of debt. While EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow as a measure of liquidity, it is included herein because it is a measure commonly used in the telecommunications industry.
(4) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations, before income taxes and fixed charges of the Company and its subsidiaries. Fixed charges consist of the Company's and its subsidiaries' interest expense and the portion of rent expense representative of an interest factor. For the years ended December 31, 1993, 1994, 1996, 1996 as adjusted, and for the nine months ended
    September 30, 1997, and September 30, 1997 as adjusted, earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $436,891, $886,700, $125,770, $10,258,419, $4,214,912 and
    $9,892,150, respectively.
(5) Consists of retail customers who received invoices for the last month of the period indicated. Does not include active international customers who incurred charges in such month but who had outstanding balances as of the last day of such month of less than $50, as the Company does not render invoices in such instances.
(6) Consists of wholesale customers who received invoices for the last month of the period indicated.
(7) Adjusted to give effect to the offering of the Senior Discount Notes as if such transaction had occurred on September 30, 1997.
(8) Earnings per common and common equivalent share have been computed using the weighted-average number of shares of common stock outstanding during each period as adjusted for the effects of Securities and Exchange Commission Staff Accounting Bulletin No. 83. Accordingly, options and warrants to purchase common stock granted within one year of the Company's initial public offering, which had exercise prices below the initial public offering price per share, have been included in the calculation of common equivalent shares, using the treasury stock method, as if they were outstanding for all periods presented. For the nine-month period ended September 30, 1997 and as adjusted, earnings per common share have been computed under the provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share." Common stock equivalents, which includes options and convertible subordinated notes, are not included in the loss per share calculation as their effect is anti-dilutive.

                                     9--1

                                 RISK FACTORS

  In addition to the other information in this Prospectus, including "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's consolidated financial statements and notes thereto included elsewhere herein, the following risk factors should be considered carefully by prospective investors prior to making an investment in the Notes.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

  The Company has indebtedness which is substantial in relation to its stockholders' equity, as well as interest and debt service requirements which are significant compared to its cash flow from operations. As of September 30, 1997, on a pro forma basis after giving effect to the offering of the Senior Discount Notes and the application of the net proceeds therefrom, the Company would have had approximately $100.2 million of indebtedness outstanding, including the Notes and the Convertible Notes, which would have represented 71% of total capitalization. See "Capitalization." In addition, the Company was permitted to incur up to $15.0 million of indebtedness under the Revolving Credit Facility. The Company anticipates entering into the New Credit Facility with a bank or other financial institution for available borrowings in an amount not expected to exceed $20 million. There can be no assurance that the Company will enter into the New Credit Facility.

  The degree to which the Company is leveraged could have important consequences to holders of the Notes, including, but not limited to the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates.

  The Company's ability to pay interest on the Notes and to satisfy its other obligations will depend upon the Company's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control. Although the Company's cash flow from operations has been sufficient to meet its debt service obligations in the past, there can be no assurance that the Company's operating results will continue to be sufficient for the Company to meet its obligations. The Company may be required to refinance the Notes at maturity. No assurance can be given that, if required, the Company will be able to refinance the Notes on terms acceptable to it, if at all. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures or the expansion of the TIGN, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

LIMITATIONS IMPOSED BY CERTAIN INDEBTEDNESS

  The Indenture and the indenture governing the Convertible Notes contain certain restrictive covenants which affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations. The collateral securing borrowings under the Revolving Credit Facility consisted of substantially all the assets of the Company. It is currently anticipated that the New Credit Facility will provide for similar collateral arrangements. If the Company were unable to repay borrowings under the New Credit Facility, if entered into, the lender thereunder could proceed against the collateral securing the New Credit Facility. If the indebtedness under the New Credit Facility or, if entered into, the New Credit Facility, were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness and the Notes. See "Description of Other Indebtedness--New Credit Facility."

OPERATION THROUGH SUBSIDIARIES; STRUCTURAL SUBORDINATION

  The Company conducts part of its operations through its Subsidiaries. As a result, the Company is required to rely, in part, upon payment from its Subsidiaries for the funds necessary to meet its obligations, including the payment of interest on and principal of the Notes. The ability of the Subsidiaries to make such payments will be subject to, among other things, applicable state laws. Claims of creditors of the Company's Subsidiaries will generally have priority as to the assets of such Subsidiaries over the claims of the Company. At September 30, 1997, holders of the Notes would have been structurally subordinated to approximately $3.8 million of indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries.

  The markets in which the Company's Subsidiaries now conduct business, except for South Africa, generally do not restrict the removal or conversion of the local or foreign currency; however, there can be no assurance that this situation will continue. The Company has formed a Subsidiary in South Africa which is authorized to handle such repatriation functions on the Company's behalf in accordance with applicable laws.

EXPANSION AND OPERATION OF THE TIGN

  Historically, a significant portion of the Company's revenue has been derived from the provision of traditional call-reorigination services to retail customers on a global basis. The Company believes that as deregulation occurs and competition increases in various markets around the world, the pricing advantage of traditional call-reorigination relative to conventional international long distance service will diminish or disappear in those markets. The Company believes that, in general, in order to maintain its existing customer base and to attract new customers in such markets, it will need to be able to offer call-through services at prices at or below the current prices charged for traditional call-reorigination. The Company seeks to achieve this objective by continuing to expand the TIGN in core and selected target markets, thereby enabling it to offer call-through international long distance services in deregulated markets. The Company will continue to migrate its existing call-reorigination customers and to attract new customers in core and selected target markets to the Global Access Direct service. There can be no assurance that the Company will be successful in its efforts to expand the TIGN or in its efforts to continue to migrate existing customers and attract new customers to Global Access Direct service. Failure to accomplish this objective could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has only recently begun operating the TIGN. The long-term success of the Company is dependent upon its ability to operate, expand, manage and maintain the TIGN, activities in which the Company has limited experience. The continued expansion, operation and development of the TIGN will depend on, among other factors, the Company's ability to raise additional capital through debt and/or equity financing and to accomplish the following:
(i) acquire switching hardware and peripheral equipment; (ii) program the switches with proprietary TIGN software; (iii) transport the hardware and peripherals to the switch installation sites; (iv) obtain a switch co-location site in each country; (v) obtain access and egress circuit capacity connecting the switches to the Public Switched Telephone Network ("PSTN") and/or other carriers; (vi) obtain necessary licenses permitting termination and origination of traffic; (vii) load switches with customer data; and (viii) obtain access to or ownership of transmission facilities linking a switch to other TIGN switches. The failure to raise such additional capital or to accomplish any of these tasks could cause a significant delay in the deployment of the TIGN. Moreover, there can be no assurance that the Company has obtained all licenses or approvals necessary to import equipment for use in its telecommunications network. Significant delays in the deployment of the TIGN could have a material adverse effect on the Company's business, financial condition and results of operations.

  The successful implementation of the Company's expansion strategy will be subject to a variety of risks, including operating and technical problems, regulatory uncertainties, possible delays in the full implementation of liberalization initiatives, competition and the availability of capital. In expanding the TIGN, the Company may encounter technical difficulties because of the existence of multiple local technical standards. These difficulties could involve a delay in programming new switches with proprietary TIGN software or otherwise integrating such switches into the TIGN. In addition, in expanding the TIGN, the Company may incur substantial capital expenditures and additional fixed operating costs. There can be no assurance that the TIGN will grow and develop as planned or, if developed, that such growth or development will be completed on schedule, at a commercially reasonable cost or within the Company's specifications.

  In deploying the TIGN, the Company must obtain reasonably priced access to transmission facilities and interconnection with one or more carriers that provide access and egress into and from the PSTN. Although the Company has been successful to date in this regard, there can be no assurance that this will be the case in the future. See "--Dependence on Telecommunications Facilities Providers," "--Intense International and National Competition" and "Business--Competition."

  In addition, concurrently with its anticipated expansion, the Company may from time to time experience general problems affecting the quality of the voice and data transmission of some calls transmitted over the TIGN, which could result in poor quality transmission and interruptions in service. To provide redundancy in the event of technical difficulties with the TIGN and to the extent the Company resells transit and termination capacity from other carriers, the Company relies upon other carriers' networks. Whenever the Company is required to route traffic over a non-primary choice carrier due to technical difficulties or capacity shortages with the TIGN or the primary choice carrier, these calls will be more costly to the Company. Any failure by the Company to properly operate, expand, manage or maintain the TIGN could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business."

NEED FOR ADDITIONAL FINANCING

  The continued development and expansion of the TIGN, the upgrade or replacement of the Company's management information systems, the opening of new offices, and the introduction of new telecommunications services, as well as the funding of anticipated operating losses and net cash outflows, may require additional capital. The Company expects that the net proceeds from the offering of the Senior Discount Notes will provide the Company with sufficient capital to fund planned capital expenditures and anticipated operating losses through December 1998. The Company currently anticipates that the net proceeds from the offering of the Senior Discount Notes as well as borrowings under the New Credit Facility, if entered into, will allow the Company to expand its business as planned and to fund anticipated operating losses and net cash outflows for the next 18 to 24 months. The amount of the Company's actual future capital requirements will depend upon many factors, including the performance of the Company's business, the rate and manner in which it expands the TIGN, increases staffing levels and customer growth, upgrades or replaces management information systems and opens new offices, as well as other factors that are not within the Company's control, including competitive conditions and regulatory or other government actions. In the event that the Company's plans or assumptions change or prove to be inaccurate, the Company does not enter into the New Credit Facility, or the net proceeds of the offering of the Senior Discount Notes, together with internally generated funds and funds from other financings, including the New Credit Facility, if entered into, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than currently anticipated.

HISTORICAL AND ANTICIPATED LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

  For the nine months ended September 30, 1997, the Company had an operating loss of $2.4 million and a net loss of $12.8 million, compared to operating income and net earnings of $3.2 million and $2.0 million, respectively, for the nine months ended September 30, 1996. For the year ended December 31, 1996, the Company had operating income of $0.1 million and a net loss of $0.1 million, compared to operating income and net income of $6.1 million and $3.8 million for the year ended December 31, 1995. The Company expects to incur lower gross margins, negative EBITDA and significant operating losses and net losses for the near term as it incurs additional costs associated with the development and expansion of the TIGN, the expansion of its marketing and sales organization, and the introduction of new telecommunications services. Furthermore, the

Company expects that operations in new target markets will sustain negative cash flows until an adequate customer base and related revenue stream have been established. There can be no assurance that the Company will achieve or, if achieved, will sustain profitability or positive cash flow from operating activities in the future. If the Company cannot achieve and sustain profitability or positive cash flow, it is likely that it will not be able to meet its working capital requirements without additional financing. See "-- Need for Additional Financing" and "--Potential Fluctuations in Quarterly Operating Results."

  In addition, the Company intends to expand its operations in or enter markets where it has limited or no operating experience. Furthermore, in many of the Company's target markets, the Company intends to offer new services or services that have previously been provided only by the local ITOs. Accordingly, there can be no assurance that such operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry.

DEPENDENCE ON EFFECTIVE MANAGEMENT INFORMATION SYSTEMS

  The Company believes that, based on its current business plan, its management information systems will be sufficient for the next 9 to 15 months, but will require substantial enhancements, replacements and additional investments to continue their effectiveness after such time as the Company continues to expand the TIGN and process a higher volume of calls. Contracts have been concluded by the Company with both PeopleSoft and Saville Systems and for the purchase of key replacement applications. Implementation planning for replacement Order Entry, Customer Care, Billing, and Financial systems from these two vendors is funded and underway. These activities are being pursued by industry-experienced Company staff in cooperation with an approved PeopleSoft Implementation Partner (KPMG), and Saville Systems. The failure to successfully implement these and other such enhancements, replacements and investments in a timely fashion could result in a material adverse effect on the Company's business, financial condition and results of operations. Even if the Company is successful in implementing these enhancements, replacements and investments in a timely fashion there can be no assurance that the Company's management information systems will not require further enhancements, replacements or investments.

  Historically, the Company has experienced some difficulties in reconciling certain carrier accounts or, in some cases, accurately estimating monthly carrier costs on a timely basis. These difficulties have affected the Company's ability to complete its financial statements on a timely basis. To address these issues, the Company has substantially upgraded and continues to improve its accounting and billing systems. In addition, the Company has developed a call costing and reconciliation system, which was substantially implemented in June 1997. While there can be no assurance, the Company believes that such improved and newly developed systems will enable the Company to prepare its financial statements on a timely basis. Notwithstanding such recent developments and upgrades, the Company anticipates that its Small Business Technologies ("SBT") accounting, commissions, billing and possibly other systems will be required to be further upgraded or replaced in the next 9 to 15 months. Therefore, the Company has purchased Enterprise Accounting Management software from PeopleSoft, and Order Entry, Customer Care, Billing, and Accounts Receivable software from Saville Systems. Implementation planning for these replacement systems is fully funded and under way. Failure to successfully operate existing systems, or successfully replace such SBT accounting, commissions, billing and possibly other systems, all in a timely fashion, could affect the Company's ability to meet required financial reporting deadlines and management's ability to manage the Company efficiently and, therefore, could result in a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Network and Operations."

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH

  The Company's ability to continue to grow may be affected by various factors, many of which are not within the Company's control, including governmental regulation of the telecommunications industry in the United States and in other countries, competition, and the transmission capacity. Although the Company has experienced significant growth in a relatively short period of time and intends to continue to grow rapidly, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. The Company has experienced significant revenue growth and has expanded the number of its employees and the geographic scope of its operations. These factors have resulted in increased responsibilities for management personnel. The Company's ability to continue to manage its growth successfully will require it to further expand its network and infrastructure, enhance its management, financial and information systems and controls and to effectively expand, train and manage its employee base. In addition, as the Company increases its service offerings and expands its target markets, there will be additional demands on its customer service support and sales, marketing and administrative resources. There can be no assurance that the Company will be able to successfully manage its expanding operations. If the Company's management is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially and adversely affected. See "--Dependence on Effective Management Information Systems" and "Business."


SUBSTANTIAL GOVERNMENT REGULATION

  General. The global telecommunications industry is subject to international treaties and agreements, and to laws and regulations which vary from country to country. Enforcement and interpretation of these treaties, agreements, laws and regulations can be unpredictable and are often subject to informal views of government officials and ministries that regulate telecommunications in each country. In certain countries, such government officials and ministries are subject to influence by the local ITO.

  The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes, upon consultation with counsel, to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's aggressive strategy may result in the Company (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals or make filings subsequently found to be required under such laws or regulations. Where the Company is found to be or otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it typically seeks to modify its operations or discontinue operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations regardless of whether such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it. Except as set forth in this "Substantial Government Regulation" and in "Business--Government Regulation," the Company believes that it is currently in compliance with all applicable material domestic and international regulatory requirements. To the Company's knowledge, it is not currently subject to any material regulatory inquiry or investigation.

  In numerous countries where the Company operates or plans to operate, local laws or regulations limit the ability of telecommunication companies to provide basic international telecommunications service in competition with state-owned or state-sanctioned monopoly carriers. There can be no assurance that future regulatory, judicial, legislative or political considerations will permit the Company to offer to residents of such countries all or any of its services, that regulators or third parties will not raise material issues regarding the Company's compliance with applicable laws or regulations, or that such regulatory, judicial, legislative or political decisions will not have a material adverse effect on the Company. If the Company is unable to provide the services which it presently provides or intends to provide or to use its existing or contemplated transmission methods due to its inability to obtain or retain the requisite governmental approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company provides a substantial portion of its customers with access to its services through the use of call-reorigination. Revenues attributable to call-reorigination represented 76.6% of the Company's revenues in fiscal year 1996 and 75.5% of the Company's revenues for the nine-month period ended September 30, 1997, and are expected to continue to represent a significant but decreasing portion of the Company's revenues. A substantial number of countries have prohibited certain forms of call-reorigination as a mechanism to access telecommunications services. This has caused the Company to cease providing call-reorigination services to customers in Bermuda, the Bahamas, the Philippines, and the Cayman Islands, and may require it to do so with respect to customers in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the ITU and/or the FCC claiming that the laws in 79 countries prohibit call-reorigination. While the Company provides call-reorigination services in substantially all of these countries, no single country within this group accounted for more than 2% of the total revenues of the Company for the nine months ended September 30, 1997. There can be no assurance that other countries where the Company derives material revenue will not prohibit call-reorigination in the future. To the extent that a country with an express prohibition against call-reorigination is unable to enforce its laws against a provider of such services, it can request that the FCC enforce such laws in the United States by, for example, requiring a provider of such services to cease providing call-reorigination services to such country or, in extreme circumstances, by revoking such provider's FCC authorizations. Twenty-nine countries have formally notified the FCC that they expressly prohibit call-reorigination. See "--United States--The FCC's Policies on Call-reorigination." There can be no assurance that the Company's call-reorigination services will not continue to be, or will not become, prohibited in certain jurisdictions, including jurisdictions in which the Company currently provides call-reorigination services, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition and results of operations.

  On February 15, 1997, the United States and more than 60 members of the World Trade Organization ("WTO") agreed to open their respective telecommunications markets to competition and foreign ownership and to adopt regulatory measures to protect market entrants against anticompetitive behavior by dominant telephone companies (the "WTO Agreement"). Although the Company believes that the WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible, reduce its costs and provide more reliable services, it could also provide similar opportunities to the Company's competitors. There can be no assurance that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO Agreement.

  United States. In the United States, the provision of the Company's services is subject to the provisions of the Communications Act of 1934, as amended (the "Communications Act"), the 1996 Telecommunications Act (the "1996 Telecommunications Act") and the FCC regulations thereunder. While the recent trend in federal regulation of nondominant telecommunication service providers, such as the Company, has been in the direction of reduced regulation, this trend has also given AT&T Corp. ("AT&T"), the largest long distance carrier in the U.S., increased pricing flexibility that has permitted it to compete more effectively with smaller long distance carriers such as Telegroup. In addition, the 1996 Telecommunications Act has opened the U.S. market to increased competition by allowing the Regional Bell Operating Companies ("RBOCs") to provide interexchange service for the first time. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company's business, financial condition and results of operations.

  U.S. International Long Distance Services. The Company is subject to FCC rules requiring authorization from the FCC prior to leasing international capacity, acquiring international facilities, and/or purchasing switched minutes, and initiating international service between the United States and foreign points, as well as to FCC rules which also regulate the manner in which the Company's international services may be provided, including the circumstances under which the Company may provide international switched services by using private lines or route traffic through third countries. FCC rules also require prior authorization before transferring control of or assigning FCC authorizations, and impose various reporting and filing requirements on companies providing international services under an FCC authorization. Failure to comply with the FCC's rules could result in fines, penalties or forfeiture of the Company's FCC authorizations, each of which could have a material adverse effect on the Company business, financial condition and results of operations.

  The FCC's Policies on Call-reorigination. The Company offers service by means of call-reorigination pursuant to an FCC authorization ("Section 214 Switched Voice Authorization") under Section 214 of the Communications Act and certain relevant FCC decisions. The FCC has determined that call-reorigination service using uncompleted call signaling does not violate United States or international law, but has held that United States companies providing such services must comply with the laws of the countries in which they provide service to customers as a condition of such companies' Section 214 Switched Voice Authorizations. The FCC reserves the right to condition, modify or, in extreme circumstances, revoke any Section 214 Authorizations and impose fines for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder or for a company's Section 214 Authorization. FCC policy provides that foreign governments that satisfy certain conditions may request FCC assistance in enforcing their laws against call-reorigination providers based in the United States that are violating the laws of these jurisdictions. Twenty-nine countries have formally notified the FCC that call-reorigination services violate their laws. The Company provides call-reorigination in 28 of these countries, which accounted for 7.9% of the Company's total revenues for the nine months ended September 30, 1997. Two of the 29 countries have requested assistance from the FCC in enforcing their prohibitions on call-reorigination within their respective jurisdictions. Neither of these two countries accounted for more than 2% of the Company's total revenues for the nine months ended September 30, 1997. The FCC has held that it would consider enforcement action against companies based in the United States engaged in call-reorigination by means of uncompleted call signaling in countries where this activity is expressly prohibited. There can be no assurance that the FCC will not take action to limit the provision of call-reorigination services. Enforcement action could include an order to cease providing call-reorigination services in such country, the imposition of one or more restrictions on the Company, monetary fines or, in extreme circumstances the revocation of the Company's Section 214 Switched Voice Authorization, and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The FCC's Private Line Resale Policy. The FCC's private line resale policy currently prohibits a carrier from reselling international private leased circuits to provide switched services (known as "ISR") to or from a country unless the FCC has found that the country affords U.S. carriers equivalent opportunities to engage in similar activities in that country. Thus far, the FCC has found that Canada, the United Kingdom, Sweden, New Zealand and Australia afford such opportunities to U.S. carriers. In separate proceedings, the FCC is considering equivalency determinations for the Netherlands, Chile, Denmark, Finland and Mexico. The FCC has decided to modify its policy on private line resale to allow such resale to countries that are members of the WTO and where the local ITO generally charges U.S. carriers at or below an FCC determined rate for terminating the U.S. carriers' traffic. As a result, the Company may be allowed to engage in private line resale to a larger number countries. The Company has entered into an arrangement with a wholly owned Subsidiary in Australia that involves the transmission over private lines of switched services to or from Australia. Although the FCC has made a determination that resale opportunities in Australia are deemed equivalent pursuant to the FCC's rules and policies, the Company cannot take advantage of this finding because the local ITO does not charge U.S. carriers at or below an FCC determined rate for terminating the U.S. carriers' traffic. The Company anticipates being able to take advantage of Australia's "equivalency" designation around February 1998, when new FCC rules permit carriers to engage in ISR if they meet either the FCC's "equivalency" rules or its new rules. The FCC has granted the Company's request for a waiver allowing the Company to deviate from the existing FCC approved $0.22 per minute settlement rate and to contract at $0.05 per minute, pursuant to an agreement with its Subsidiary in Australia. The Company has recently initiated service pursuant to this agreement. There can be no assurance, however, that the FCC or any other country's regulatory authority will change their policies in a way that would have a beneficial impact on the Company or that would not have a material adverse effect on the Company's business, financial condition and results of operations.

  The FCC's Policies on Transit and Refile. The FCC is currently considering a 1995 request (the "1995 Request") to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "transiting"). Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. While the Company's revenues attributable to refiling arrangements are minimal, refiling may constitute a larger portion of the Company's operations in the future. The FCC to date has made no pronouncement as to whether refiling arrangements are inconsistent with U.S. or ITU regulations, although it is considering these issues in connection with the 1995 Request. It is possible that the FCC will determine that refiling violates U.S. and/or international law, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The FCC's International Settlements Policy. The Company is also required to conduct its facilities-based international business in compliance with the FCC's international settlements policy (the "ISP"). The ISP establishes the permissible arrangements for U.S. based facilities-based carriers and their foreign counterparts to settle the cost of terminating each other's traffic over their respective networks. One of the Company's arrangements with foreign carriers is subject to the ISP and it is possible that the FCC could take the view that this arrangement does not comply with the existing ISP rules. See "The Global Telecommunications Industry--International Switched Long Distance Services--Operating Agreements." If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or, in extreme circumstances, revoke or suspend its FCC authorizations. See "--Recent and Potential FCC Actions." Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

  The FCC's Tariff Requirements for International Long Distance Services. The Company is also required to file and has filed with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. Notwithstanding the foregoing requirements, to date, the Company has not filed with the FCC certain commercially sensitive carrier-to-carrier customer contracts. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, or fails to file with the FCC carrier-to-carrier agreements, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

  Recent and Potential FCC Actions. Regulatory action that has been and may be taken in the future by the FCC may enhance the intense competition faced by the Company. The FCC recently enacted certain changes in its rules designed to permit alternative arrangements outside of its ISP as a means of encouraging competition and achieving lower, cost-based accounting and collection rates as more facilities-based competition is permitted in foreign markets. Specifically, the FCC has decided to allow U.S. carriers, subject to certain competitive safeguards, to propose methods to pay for international call termination that deviate from traditional bilateral accounting rates and the ISP. The FCC has also established lower ceilings ("benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. Moreover, the FCC recently changed its rules to implement the WTO Agreement, in part by allowing U.S. carriers to accept certain exclusive arrangements with certain foreign carriers. While these rule changes may provide the Company with more flexibility to respond more rapidly to changes in the global telecommunications market, it will also provide similar flexibility to the Company's competitors. The implementation of these changes could have a material adverse effect on the Company's business, financial condition and results of operations.

  U.S. Domestic Long Distance Services. The Company's ability to provide domestic long distance service in the United States is subject to regulation by the FCC and relevant state Public Service Commissions ("PSCs") which regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic U.S. services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over prices charged for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. The Company has filed domestic long distance tariffs with the FCC. The FCC adopted an order on October 29, 1996 (the "October 29, 1996 Order") eliminating the requirement that non-dominant interstate carriers, such as the Company, maintain FCC tariffs. However, on February 13, 1997, the United States Court of Appeals for the DC Circuit stayed the October 29, 1996 Order, pending judicial review of the Order. Elimination of tariffs will require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims over the respective rights of the parties once these rights are no longer clearly defined in tariffs. The Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service. Telegroup has the authorizations required or is not required to obtain authorization to provide service in 47 states, and has filed or is in the process of filing required tariffs in each state that requires such tariffs to be filed. The Company has complied, or is in the process of complying, with reporting requirements imposed by state PSCs in each state in which it conducts business. Any failure to maintain proper federal and state tariffing or certification or file required reports, or any difficulties or delays in obtaining required authorizations, could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier. If these requirements are not met, the Company may be subject to fines and penalties.

  To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from local exchange carriers ("LECs") or competitive local exchange carriers ("CLECs"). Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. On May 16, 1997, the FCC released an order making significant changes in the access service rate structure. Some of the changes may result in increased costs to the Company for the "transport" component of access services, although other revisions of the order likely will reduce other access costs. Some issues in the FCC proceeding have not yet been resolved, including a proposal under which LECs would be permitted to allow volume discounts in the pricing of access charges. While the resolution of these issues is uncertain, if these rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, the FCC has adopted certain measures to implement the 1996 Telecommunications Act that will impose new regulatory requirements, including the requirement that the Company contribute some portion of its telecommunications revenues to a "universal service fund" designated to fund affordable telephone service for consumers, schools, libraries and rural healthcare providers. These contributions will become payable beginning in 1998 for all interexchange carriers. Although the FCC has not determined the precise amount of the contribution, the Company estimates at this time that it will constitute approximately 4% of its gross revenues from domestic end-user customers.

  In some instances, the Company may be responsible for city sales taxes on calls made within the jurisdiction of certain U.S. cities. The Company is implementing software to track and bill for this tax liability. However, the Company may be subject to sales tax liability for calls transmitted prior to the implementation of such tax software and against which it has no corresponding customer compensation. While the Company believes that any such liability will not be significant, there can be no assurance that such tax liability, if any, will not have a material adverse effect on the Company's business, financial condition and results of operations.

  In November 1996, the FCC adopted rules that would require that interexchange companies offering toll-free access through payphones compensate certain payphone operators for customers' use of the payphone. On July 1, 1997, the United States Court of Appeals for the District of Columbia Circuit issued an opinion reversing in part the FCC's payphone orders. The Court of Appeals ruled that the rate of $.35 per call was arbitrary and capricious and remanded the case to the FCC for further proceedings. The FCC issued a Second Report and Order on October 9, 1997, including that interexchange carriers must compensate payphone owners at a rate of $.284 per call for all calls using their payphones. This compensation method will be effective from October 7, 1997 through October 7, 1999. After this time period, interexchange carriers will be required to compensate payphone owners at a market-based rate minus $0.066 per call. A number of carriers have appealed the Second Report and Order to the U.S. Court of Appeals for the D.C. Circuit or have sought FCC reconsideration of this order. Although the Company cannot predict the outcome of the FCC's proceedings on the Company's business, it is possible that such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

  The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control (without public notice), and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company.

  European Union. Historically, European countries have prohibited the direct transport and switching of speech in real-time between switched network termination points ("Voice Telephony") except by the ITO. Although the regulation of the telecommunications industry is governed at a supra-national level by the European Union ("EU"), the Company's provision of services in the EU is subject to the laws and regulations of each EU member state in which it provides services. The Full Competition Directive 96/19 (which together with its subsidiary directives is hereinafter called the "Full Competition Directive") was adopted on March 13, 1996 and requires the liberalization of Voice Telephony and the freedom to create alternative telecommunications infrastructures within EU member states (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, and the United Kingdom). While the Full Competition Directive sets January 1, 1998 as the deadline for each EU member state to enact its own laws to implement such directive, subject to extensions granted to Spain (December 1998), Ireland (January 1, 2000), Greece (2000), Luxembourg (July 1, 1998) and Portugal (2000), there can be no assurance that each EU member state will enact laws that implement the Full Competition Directive within the allotted time frame or at all. The European Commission has announced plans to initiate legal action against Belgium, Denmark, Germany, Greece, Italy, Luxembourg and Portugal for not implementing this legislation adequately. If the Commission is not satisfied with the explanations given by these countries for their delay, the Commission may take action that ultimately could result in a decision by the European Court of Justice concerning whether these countries have violated the Full Competition Directive. To the extent the Full Competition Directive is not implemented, or not properly or fully implemented, in a particular member state, the Company will not be able to offer its full range of services or utilize certain transmission or access methods in that country.

  Each EU member state in which the Company currently conducts business has a different national regulatory scheme and regulatory variations among the member states are expected to continue for the foreseeable future. In the EU, the Company currently owns and operates switching facilities in the United Kingdom, the Netherlands and France and provides other telecommunications services in certain other member countries. The requirements for the Company to obtain necessary approvals to offer the full range of telecommunications services, including Voice Telephony, vary considerably from country to country. In the U.K., the Company provides Voice Telephony pursuant to a class license and holds a license under Section 7 of the Telecommunications Act of 1984 to engage in ISR. The U.K. government is considering replacing the ISR license with a new license applicable to a narrower scope of activities. The Company may have to apply for a new license if the U.K. government replaces the ISR license and if the Company's activities fall within the scope of activities covered by the new license. Other than in the U.K., the Company has not obtained approvals necessary to provide Voice Telephony in any EU member country. There can be no assurance that the Company has received all necessary approvals, filed applications for such approvals, received comfort letters or obtained all necessary licenses from the applicable regulatory authorities to offer telecommunications services in the EU, or that it will do so in the future. The Company's failure to obtain, or retain necessary approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

  Liberalization in EU member states and Switzerland is proceeding rapidly and the Company is seeking to keep pace with competition even where ITOs retain a legally mandated monopoly on Voice Telephony. In France, Germany and Switzerland, the Company is currently providing traditional or transparent call-reorigination services, but anticipates that it will migrate CUGs and other customers to forms of call-through other than transparent call-reorigination prior to January 1, 1998, the date on which full competition with the ITOs will be permitted. The Company anticipates providing a range of enhanced telecommunications services and switched voice services in France, Germany and Switzerland to business users, including to CUGs, prior to January 1, 1998, by routing traffic via the international switched networks of competitors to the French, German or Swiss ITOs, respectively. While the Company believes that it will not be found to be offering Voice Telephony in these countries prior to the expiration of the ITO's monopoly on such services, the Company has received no assurance from the respective ITOs or from the respective regulating authorities that this will be the case. It is possible that the Company could be fined, or that the Company would not be allowed to provide specific services in these countries, if the Company were found to be providing Voice Telephony before January 1, 1998, or after that date without obtaining a proper license. Such actions could have a material adverse impact on the Company's business, financial condition and results of operations.

  Moreover, the Company may be incorrect in its assumption that (i) each EU member state will abolish, on a timely basis, the respective ITO's monopoly to provide Voice Telephony within and between member states and other countries, as required by the Full Competition Directive, (ii) deregulation will continue to occur and (iii) the Company will be allowed to continue to provide and to expand its services in the EU member countries. There can be no assurance that an EU member state will not adopt laws or regulatory requirements that will adversely affect the Company. Additionally, there can be no assurance that future EU regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

  The Pacific Rim. Regulation of the Company's activities varies in the Pacific Rim depending upon the particular country involved. The Company's ability to provide voice telephony services is restricted in all countries where the Company provides services except Australia and New Zealand, although service between Australia or New Zealand and other countries may be constrained by restrictions in the other countries. In Australia and New Zealand, regulation of the Company's provision of telecommunications services is relatively permissive, although registration in New Zealand with the regulator is required for ISR. The Company's Australian Subsidiary was enrolled in Australia as a "Supplier of Eligible International Services" under the Telecommunications Act 1991, and now has the right to supply equivalent services under the Telecommunications Act 1997. Additionally, in Japan, the Company provides call-reorigination services but may not provide basic switched voice services to the public. The Company may, with a license, provide a broad array of value-added services, as well as limited switched voice services to CUGs. The Japanese government has indicated that it will permit carriers such as the Company to apply for ISR authority some time in 1997. There can be no assurance that the Company will be permitted to apply for ISR authority, or (if it is permitted to apply) that ISR authority will be granted, and the failure to obtain such authority could have an adverse effect on the Company's plans to expand its services in Japan.

  Call-reorigination services have been expressly permitted by the regulator in Hong Kong. In Hong Kong, the Company has been issued a Public Non-Exclusive Telecommunications Services ("PNETS") license which permits the provision of personal identification number validation and call routing service and facsimile communication service, and which, in general, has been interpreted to permit the provision of call-reorigination services. A range of international telephone services, including the operation of an international gateway for all incoming and outgoing international calls, is provided in Hong Kong solely by Hong Kong Telecommunications

International Limited ("HKTI"), the Hong Kong ITO, pursuant to an exclusive license which will expire on October 1, 2006. The regulator in Hong Kong has sought to encourage competition in international services consistent with HKTI's exclusivities. For example, the Company may, with a license, provide a broad array of value-added services, as well as limited basic switched voice services to CUGs. In addition, the Hong Kong government has entered into discussions with HKTI concerning a possible early termination of its exclusive license and it has been reported that HKTI's exclusive license may be terminated as early as 1999. In developing a competitive position in Hong Kong, the Company has sought to provide international services to and from Hong Kong to the maximum extent permitted under the current Hong Kong regulatory regime, through, for example, agreements with providers within Hong Kong. There can be no guarantee that the Hong Kong regulator will not change its regulations or policy or, where the Company has interpreted laws and/or regulations that are unclear, not find that the Company is in violation of existing laws or that such change or finding will not require the Company to cease providing certain services to and from Hong Kong.

  There can be no assurance that the People's Republic of China ("China") will continue the existing licensing regime with respect to the Hong Kong telecommunications industry. There is also no assurance that China will continue to implement the existing policies of the Hong Kong government with respect to promoting the liberalization of the Hong Kong telecommunications industry in general, including the policy allowing call-reorigination, which is currently prohibited in China. For the nine months ended September 30, 1997, one wholesale customer in Hong Kong, New T&T Hong Kong Limited (the "Hong Kong Customer"), accounted for approximately 12% of the Company's total revenues. Substantially all of the services provided by the Company to this customer consists of call-reorigination services. The initial term of the Company's agreement with the Hong Kong Customer expires in October 1998, automatically renews for one-year periods, and may be terminated by the Hong Kong Customer if it determines in good faith that the services provided pursuant to the agreement are no longer commercially viable in Hong Kong. If the Company loses its rights under its PNETS license and/or if it is unable to provide call-reorigination services in Hong Kong on either a retail or wholesale basis, such action could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a material reduction in the level of services provided by the Company to the Hong Kong Customer or a termination of the Company's agreement with the Hong Kong Customer could have a material adverse effect on the Company's business, financial condition and results of operations.

  In all other Pacific Rim countries, the Company is strictly limited in its provision of public voice and value added services. While some countries in the Pacific Rim oppose call-reorigination, the Company generally has not faced significant regulatory impediments. China has specifically informed the FCC that call-reorigination is illegal in that country. Australia, New Zealand, Japan and Hong Kong do not prohibit call-reorigination. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

  Other Non-U.S. Markets. To the extent that it seeks to provide telecommunications services in other non-U.S. markets, the Company will be subject to the developing laws and regulations governing the competitive provision of telecommunications services in those markets. The Company currently plans to provide a limited range of services in South Africa and certain Latin American countries, as permitted by regulatory conditions in those markets, and to expand its operations as these markets implement liberalization to permit competition in the full range of telecommunications services. The nature, extent and timing of the opportunity for the Company to compete in these markets will be determined, in part, by the actions taken by the governments in these countries to implement competition and the response of incumbent carriers to these efforts. There can be no assurance that any of these countries will implement competition in the near future or at all, that the Company will be able to take advantage of any such liberalization in a timely manner, or that the Company's operations in any such country will be successful. See "Business--Government Regulation."

DEPENDENCE ON INDEPENDENT AGENTS; CONCENTRATION OF MARKETING RESOURCES

  The Company's success depends in significant part on its ability to recruit, maintain and motivate a network of independent agents, including its Country Coordinators. Telegroup's international market penetration has resulted primarily from the sales activities of independent agents compensated on a commission basis. As of November 30, 1997, Telegroup had approximately 1,375 independent agents worldwide. The Company is subject to competition in the recruitment of independent agents from other organizations that use independent agents to market their products and services, including those that market telecommunications services. The motivation of the independent agents, which can be affected by general economic conditions and a number of intangible factors, may impact the effectiveness of the independent agents' ability to recruit customers for the Company's services. Because of the number of factors that affect the recruiting of independent agents, the Company cannot predict when or to what extent such increases or decreases in the level of independent agent activity will occur. There can be no assurance that the Company will be able to continue to effectively recruit, maintain and motivate independent agents and, to the extent the Company is not able to do so, the Company's business, results of operations and financial condition could be materially and adversely affected.

  As of September 30, 1997, approximately one-third of the Company's retail revenues were derived from customers enrolled by agents who are contractually prohibited from offering telecommunications services of the Company's competitors to their customers during the term of their contract and typically for a period of two years thereafter. Contracts with independent agents entered into by the Company after July 1996 typically provide for such exclusivity. As earlier agreements expire, the Company has generally required its independent agents to enter into such new agreements. In the past, certain independent agents have elected to terminate their relationship with the Company in lieu of entering into new independent agent agreements. In the event that independent agents transfer a significant number of customers to other service providers or that a significant number of agents decline to renew their contracts under the new terms and move their customers to another carrier, this would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "Business--Sales, Marketing and Customer Service."

  While the Company has an extensive marketing and sales organization consisting of a worldwide network of independent agents and an internal sales force, a significant portion of the Company's revenues are generated from a limited number of these individuals. For the nine months ended September 30, 1997, the Company's internal sales force was responsible for approximately 41.3% of the Company's U.S. domestic long distance retail service revenues, and approximately 7.7% of the Company's total revenues. For the nine months ended September 30, 1997, 10 independent agents and/or Country Coordinators were responsible for generating 33.6% of the Company's international long distance service billings and 50 independent agents and/or Country Coordinators were responsible for generating 58.9% of the Company's international long distance service billings. Any loss of the Company's internal sales force or certain of the Company's more productive independent agents or Country Coordinators could have a material adverse effect on the Company's business, financial condition and results of operations.

  In connection with the Company's efforts to market its Global Access Direct service, the Company anticipates that commission rates paid to its independent agents for customer usage of Global Access Direct service may in some cases be lower than those paid for marketing call-reorigination services. While the Company does not believe that a lower commission rate will have a material adverse effect on the Company's ability to market its Global Access Direct service or to retain its independent agents, there can be no assurance that this will be the case. In the event that the Company is unable to effectively market its Global Access Direct service or retain its independent agents, such events would have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSE INTERNATIONAL AND NATIONAL COMPETITION

  The international and national telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, Internet access providers, electric and other utilities with rights of way, railways, microwave carriers and large end users which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of high-volume residential consumers and small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors.

  Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources, larger networks and a broader portfolio of services than the Company. Additionally, many competitors have strong name recognition and "brand" loyalty, long-standing relationships with the Company's target customers, and economies of scale which can result in a lower relative cost structure for transmission and related costs. These competitors include, among others, AT&T, MCI Telecommunications Corporation ("MCI"), Sprint Communications, Inc. ("Sprint"), WorldCom, Inc. ("WorldCom"), Cable & Wireless, Inc., Frontier Corp. ("Frontier") and LCI International, Inc. ("LCI") and RBOCs outside their exchange territories providing long distance services in the United States; France Telecom in France, PTT Telecom B.V. in the Netherlands, Cable & Wireless plc, British Telecommunications plc ("BT"), Mercury Communications Ltd. ("Mercury"), AT&T, WorldCom, Sprint and ACC Corp. in the United Kingdom; Deutsche Telecom AG ("Deutsche Telecom") in Germany; Swisscom in Switzerland; Telia AB and Tele-2 in Sweden; HKTI in Hong Kong, Telstra and Optus in Australia; and Kokusan Denshin, Denwa ("KDD"), NTT Worldwide Telecommunications, International Telecom Japan ("ITJ") and International Digital Communications ("IDC") in Japan. The Company competes with numerous other long distance providers, some of which focus their efforts on the same customers targeted by the Company. In addition to these competitors, recent and pending deregulation in various countries may encourage new entrants. For example, as a result of the recently enacted 1996 Telecommunication Act in the United States, once certain conditions are met, RBOCs will be allowed to enter the domestic long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. Moreover, while the recently completed WTO Agreement could create opportunities for the Company to enter new foreign markets, implementation of the accord by the United States and other countries could result in new competition from ITOs previously banned or limited from providing services in the United States. Increased competition in such countries as a result of the foregoing, and other competitive developments, including entry by Internet service providers into the long-distance market, could have an adverse effect on the Company's business, financial condition and results of operations. In addition, many smaller carriers have emerged, most of which specialize in offering international telephone services utilizing dial-up access methods, some of which have begun to build networks similar to the TIGN. See "The Global Telecommunications Industry."

  The Company believes that ITOs generally have certain competitive advantages due to their control over local connectivity and close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. If an ITO were to successfully pressure national regulators to prevent the Company from providing its services, the Company could be denied regulatory approval in certain jurisdictions in which its services would otherwise be permitted, thereby requiring the Company to seek judicial or other legal enforcement of its right to provide services. Any delay in obtaining approval, or failure to obtain approval, could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company encounters anti-competitive behavior in countries in which it operates or if the ITO in any country in which the Company operates uses its competitive advantages to the fullest extent, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Competition" and "Business--Government Regulation."

  The long distance telecommunications industry is intensely competitive and is significantly influenced by the pricing and marketing decisions of the larger industry participants. In the United States, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, the Company's domestic customers can switch carriers at any time. The Company believes that competition in all of its markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as such non-United States markets continue to experience deregulatory influences. In each of the countries where the Company markets its services, the Company competes primarily on the basis of price (particularly with respect to its sales to other carriers), and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. There can be no assurance that the Company will be able to compete successfully in the future. The Company anticipates that deregulation and increased competition will result in decreasing customer prices for telecommunications services. The Company believes that the effects of such decreases will be at least partially offset by increased telecommunications usage and decreased costs as the percentage of its traffic transmitted over the TIGN increases. There can be no assurance that this will be the case. To the extent this is not the case, there could be an adverse effect on the Company's margins and financial profits, and the Company's business, financial condition and results of operations could be materially and adversely effected.

  The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as personal communications services ("PCS"). The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

RISK OF NETWORK FAILURE

  The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted telecommunication services and on its ability to protect its software and hardware against damage from fire, earthquake, power loss, telecommunications failure, natural disaster and similar events. Any failure of the TIGN or other systems or hardware that causes interruptions in the Company's operations could have a material adverse effect on the Company. As the Company expands the TIGN and call traffic grows, there will be increased stress on hardware, circuit capacity and traffic management systems. There can be no assurance that the Company will not experience system failures. The Company's operations are also dependent on its ability to successfully expand the TIGN and integrate new and emerging technologies and equipment into the TIGN, which could increase the risk of system failure and result in further strains upon the TIGN. The Company attempts to minimize customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers. However, significant or prolonged system failures, or difficulties for customers in accessing, and maintaining connection with, the TIGN could damage the reputation of the Company and result in customer attrition and financial losses. Additionally, any damage to the Company's Network Operations Center could have a negative impact on the Company's ability to monitor the operations of the TIGN and generate accurate call detail reports.


DEPENDENCE ON TELECOMMUNICATIONS FACILITIES PROVIDERS

  The Company's success will continue to depend, in part, on its ability to obtain and utilize transmission capacity on a cost-effective basis. The Company currently owns only a limited amount of telecommunications transmission infrastructure. Telephone calls made by the Company's customers may be transmitted via one or more of the following types of circuit capacity: (i) capacity purchased from another carrier on a per minute basis under a simple resale agreement; (ii) capacity leased from another carrier; or (iii) capacity owned by Telegroup on an IRU basis. In addition, the Company requires leased circuit capacity to provide access and egress between its switches and the local PSTN in each country.

  The Company obtains most of its transmission capacity under a variety of volume-based resale arrangements with facilities-based and other carriers including ITOs. The Company has entered into resale agreements with more than 20 carriers in the U.S., U.K., Canada, the Netherlands, Denmark, Australia, Hong Kong and Switzerland. Under these arrangements, the Company is subject to the risk of unanticipated price fluctuations and service restrictions or cancellations. The Company generally has not experienced sudden or unanticipated price fluctuations, service restrictions or cancellations imposed by such facilities-based carriers but there can be no assurance that this will be the case in the future. The Company has entered into a resale agreement with Sprint which contains a net monthly usage commitment of $1,500,000, with the Company liable for 25% of any shortfall below such commitment level. The Sprint agreement terminates in December 1997 and is cancelable by the Company or Sprint on 90 days' notice, subject to the payment of an early termination fee. The failure of the Company to meet the net monthly usage commitments contained in this agreement could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that its arrangements and relationships with such carriers generally are satisfactory, the deterioration or termination of the Company's arrangements and relationships, or the Company's inability to enter into new arrangements and relationships with one or more of such carriers could have a material adverse effect upon the Company's cost structure, service quality, network coverage, results of operations and financial condition.

  In addition, the Company leases circuit capacity at fixed terms ranging up to 12 months under arrangements with facilities-based long distance carriers. As a result, the Company depends upon facilities-based carriers such as the ITOs in each of the countries in which the Company operates to supply the Company with high capacity transmission links. Some of these carriers are or may become competitors of the Company. The Company has periodically experienced difficulties with the quality of the services provided by such carriers. In addition, the Company has experienced delays in obtaining access and egress transmission lines supplied by ITOs and other facilities-based carriers. While the Company seeks to minimize the impact of such difficulties, there can be no assurance that difficulties with circuit access and quality of service will not arise in the future and constitute a material adverse effect. See "--Intense International and National Competition," "Business Competition" and "Business--Regulation." Moreover, minimum volume contracts may result in relatively high fixed costs to the extent that the Company does not generate the requisite traffic volume over the particular route. See "Business--Network and Operations."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  A key component of the Company's strategy is its expansion in international markets. In many international markets, the ITO controls access to the local networks, enjoys better brand recognition and brand and customer loyalty, and possesses significant operational economies, including a larger backbone network and operating agreements with other ITOs. Moreover, an ITO may take many months before allowing competitors, including the Company, to interconnect to its switches within the target market. Pursuit of international growth opportunities may require significant investments for extended periods of time before returns, if any, on such investments are realized. In addition, there can be no assurance that the Company will be able to obtain the permits and operating licenses required for it to operate, obtain access to local transmission facilities or market, sell and deliver competitive services in these markets.

  In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks in conducting business internationally, which could have a material adverse effect on the Company's international operations, including its strategy to open additional offices in foreign countries and its ability to repatriate net income from foreign markets. Such risks may include unexpected changes in regulatory requirements, VAT, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications carriers. In certain countries into which the Company may choose to expand in the future, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations (possibly with an ITO or other dominant carrier). There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on the Company's business, results of operations and financial condition, or that the Company will not have to modify its current business practices. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition, and results of operations.

  As a result of the Offering, the Company will become subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners and other intermediaries. Such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN EXCHANGE RATE RISKS; REPATRIATION RISKS

  Although the Company and its Subsidiaries attempt to match costs and revenues in terms of local currencies, the Company anticipates that as it continues its expansion of the TIGN on a global basis, there will be many instances in which costs and revenues will not be matched with respect to currency denomination. As a result, the Company anticipates that increasing portions of its revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations, and that such changes in exchange rates may have a material adverse effect on the Company's business, financial condition and results of operations. While the Company may utilize foreign currency forward contracts or other currency hedging mechanisms to minimize exposure to currency fluctuation, there can be no assurance that such hedges will be implemented, or if implemented, will achieve the desired effect. The Company may experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations. The markets in which the Company's Subsidiaries now conduct business, except for South Africa, generally do not restrict the removal or conversion of the local or foreign currency; however, there can be no assurance that this situation will continue. The Company has formed a Subsidiary in South Africa which is authorized to handle such repatriation functions on the Company's behalf in accordance with applicable laws. See "--Risks Associated with International Operations."

FAILURE TO COLLECT RECEIVABLES (BAD DEBT RISK)

  Many of the countries in which the Company operates do not have established credit bureaus, thereby making it more difficult for the Company to ascertain the creditworthiness of potential customers. In addition, the Company expends considerable resources to collect receivables from customers who fail to make payment in a timely manner. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business in the telecommunications industry. Expenses attributable to the write-off of bad debt, including an estimate of accounts receivable expected to be written off, represented approximately 1.5%, 3.1% and 2.4% of revenues for the years ended December 31, 1994, 1995 and 1996, respectively, and 2.7% for the nine months ended September 30, 1997. There can be no assurance, however, that, with regard to any particular time period or periods or a particular geographic location or locations, bad debt expense will not rise significantly above historical or anticipated levels. Any significant increase in bad debt levels could have a material adverse effect on the Company's business, financial condition and results of operations.

  The telecommunications industry has historically been a victim of fraud. Although the Company has implemented anti-fraud measures to minimize losses relating to fraudulent practices, there can be no assurance that the Company can effectively control fraud when operating in the international or national telecommunications arena. The Company's failure to effectively control fraud could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH IMPOSITION OF VAT ON COMPANY'S SERVICES

  The EU imposes value-added taxes ("VAT") upon the sale of goods and services within the EU. The rate of VAT varies among EU members, but ranges from 15% to 25% of the sales price of goods and services. Under basic VAT rules, businesses are required to collect VAT from their customers upon the sale to such customers of goods and services and remit such amounts to the VAT authorities.

  In the case of services, VAT is imposed only where services are deemed to have been provided within an EU member state. Pursuant to the Sixth VAT Directive adopted in 1977 (the "Sixth Directive"), telecommunications services were deemed to be provided where the supplier of such services is located. Under the Sixth Directive, therefore, telecommunications services provided by U.S. telecommunications companies in the United States were deemed to be performed outside the EU and were exempt from VAT. Because telecommunications providers based in the EU had to charge VAT on telecommunications services they provided, U.S.-based and other non-EU based telecommunications providers historically enjoyed a competitive advantage over their EU counterparts under the Sixth Directive.

  Derogation to the Sixth Directive. In March 1997, the EU issued a derogation to the Sixth Directive (the "Derogations") that, as of January 1, 1997, authorized individual EU states to amend their laws so as to change the locus of telecommunications services provided by non-EU based firms, treating such services as being provided where the customer is located rather than where the telecommunications provider is established. In the case of sales by non-EU based telecommunications companies to non-VAT-registered (usually residential) customers in EU member states, the Derogation provides that the non-EU based companies will be required to collect, charge, and remit VAT.

  Germany and France have adopted rules that, as of January 1, 1997, deem telecommunications services provided by non-EU based firms to be provided where the customer is located, thereby subjecting telecommunications services provided to customers in the EU by non-EU based companies to VAT. The German and French rules impose VAT on both individual and business customers of non-EU based telecommunications companies. In the case of sales to individuals (as opposed to business), German and French rules require that the non-EU based telecommunications carriers collect and remit the VAT. In the case of sales by such providers to German business customers, the German rules generally require that such customers collect and remit the VAT. Under the so-called "Nullregelung" doctrine, however, certain German business customers that are required to charge VAT on goods and services provided to their customers (generally, companies other than banks and insurance companies) are exempt from the aforesaid obligation with regard to certain services. The exemption only applies if the provider has not invoiced VAT and the respective customer would be entitled to be fully reimbursed for VAT paid if such VAT had been invoiced. In the case of sales by such providers to French VAT-registered customers, the French rules require that such business customers collect and remit the VAT.

  Since April 1, 1997, Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom have begun to impose VAT on telecommunications services provided by non-EU based companies. The rules adopted by these countries are generally similar to those adopted by France and Germany in that they impose VAT on both individuals and businesses, with non-EU based telecommunications providers required to collect and remit the VAT in the case of sales to non-VAT-registered customers and the customer required to collect and remit VAT in the case of sales to VAT-registered customers.

  Proposed Amendment to the Sixth Directive. The EU has adopted a proposed amendment to the Sixth Directive (the "Amendment") that, if adopted in present form, would require all EU members to adopt legislation to impose VAT on non-EU based telecommunications services provided to customers in the EU by non-EU based companies, beginning as early as December 31, 1998. Under the Amendment, non-EU based telecommunications companies would be required to collect and remit VAT on telecommunications services provided to EU businesses as well as to individuals.

  To the extent that the Company's services are, and in the future become, subject to VAT, the Company's competitive price advantage with respect to those EU businesses and other customers required to pay VAT will be reduced. Such reduction could have a material adverse effect on the Company's business, financial condition and results of operations. The Company historically has collected, and will continue to collect, VAT on Global Access Direct services where it is offered in a VAT country. In addition, the Company's U.K. Subsidiary acts as the provider of call-reorigination services throughout much of Europe and collects U.K. VAT, where applicable, on such services. The Company believes that whatever negative impact the Derogations and the Amendment will have on its operations as a result of the imposition of VAT on traditional call-reorigination, such impact will be partially mitigated by the customer migration towards and the higher gross margins associated with call-through services and by the fact that call-reorigination services offered by the Company's U.K. Subsidiary are imposed at the relatively low U.K. rate of 17.5%.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of its management team, as well as its technical, marketing and sales personnel. While certain of the Company's employees have entered into employment agreements with the Company, the Company's employees may voluntarily terminate their employment with the Company at any time. The Company has obtained a $5 million key man life insurance policy covering Mr. Cliff Rees, the Company's Chief Executive Officer and President, but there can be no assurance that the coverage provided by such policy will be sufficient to compensate the Company for the loss of Mr. Rees' services. The Company's success also will depend on its ability to continue to attract and retain qualified management, marketing, technical and sales personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. Competition for qualified employees and personnel in the telecommunications industry is intense. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. The loss of the services of key personnel, including Mr. Rees, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

PROTECTION OF PROPRIETARY TECHNOLOGY AND INFORMATION

  The Company relies on trade secrets, know-how and continuing technological advancements to maintain its competitive position. The Company also relies on unpatented proprietary technology and there can be no assurance that third parties may not independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology, trade-secrets and know-how. Although the Company has entered into confidentiality and invention agreements with certain of its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to protect effectively its rights to its unpatented technology, trade secrets and know-how. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. If the Company is unable to maintain the proprietary nature of its technologies, the Company could be materially adversely affected.

  Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with the Company's ability to sell its services. The Company has not conducted an independent review of patents issued to third parties. Although the Company believes that its products do not infringe on the patents or other proprietary rights of third parties, there can be no assurance that other parties will not assert infringement claims against the Company or that such claims will not be successful. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its services.

CONTROL OF COMPANY BY PRINCIPAL SHAREHOLDERS

  As of September 30, 1997, Fred Gratzon, the Chairman of the Board, and Clifford Rees, the Chief Executive Officer, collectively beneficially owned in the aggregate approximately 76.5% of the then outstanding Common Stock. Accordingly, if they choose to do so, Messrs. Gratzon and Rees acting together will have the power to amend the Company's Second Restated Articles of Incorporation, elect all of the directors, effect fundamental corporate transactions such as mergers, asset sales and the sale of the Company and otherwise direct the Company's business and affairs, without the approval of any other shareholder. See "Management" and "Principal Shareholders."

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

  In furtherance of its business strategy, the Company may enter into strategic alliances with, acquire assets or businesses from, or make investments in, companies that are complementary to its current operations. While the Company is currently engaged in negotiations to acquire the operations and customer base of its Country Coordinators in Australia, the Netherlands and New Zealand, the Company has no present agreements with respect to any such strategic alliance, investment or acquisition. Any such future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in such transactions. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the companies, the potential disruption of the Company's ongoing business, costs associated with the development and integration of such operations, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with employees and customers as a result of changes in management, and higher customer attrition with respect to customers obtained through acquisitions.

FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or the global long distance telecommunications industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; prospects for the global long distance telecommunications industry; competition; changes in business strategy or development plans; the loss of key personnel; the availability of capital; regulatory developments and other factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Recent Developments," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

  The Company declared a $525,000 cash dividend in December 1995 and a $425,000 cash dividend in March 1996, both of which were paid in November 1996 to the Company's shareholders. The Company currently intended to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the discretion of the Company's Board of Directors and will depend upon among other things, the earnings, capital requirements and financial position of the Company, exisiting and/or future loan covenants and general economic conditions. Under the terms of the Credit Facility, the Company is restricted from declaring, making or paying any distributions unless certain financial covenants are met. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                         MARKET FOR THE COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

PRICE RANGE OF COMMON STOCK

  The Common Stock was initially offered to the public on July 9, 1997 at a price of $10.00 per share and commenced trading on the Nasdaq National Market on that date under the symbol "TGRP." The following table sets forth, for the calendar period indicated, the high and low sale prices per share for the Common Stock, as reported on the Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

        CALENDAR YEAR 1997                                  HIGH       LOW
        ------------------                                 -------    ------
Third Quarter, July 9-September 30, 1997.................. $   13 3/4 $   8 7/8
Fourth Quarter, November 1-December 17, 1997.............. $13.125    $9 3/4

  On December 17, 1997, the last sale price of the Common Stock as reported by Nasdaq NMS was $12.9375 per share. As of December , 1997, there were
approximately     shareholders of record.

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents and capitalization of the Company (i) as of September 30, 1997, and (ii) as adjusted to give effect to the offering of the Senior Discount Notes as if such transaction had occurred on September 30, 1997. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                  AS OF SEPTEMBER 30, 1997
                                               --------------------------------
                                                ACTUAL        AS ADJUSTED
                                               --------  ----------------------
                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents..................... $ 58,215         $130,025
                                               ========         ========
Current portion of long term debt and capital
 lease obligations............................      219              219
                                               ========         ========
Long-term debt, net of current portion:
  10 1/2% Senior Discount Notes due 2004......      --            74,933
  Convertible Notes...........................   25,000           25,000
  Other long term debt........................       42               42
  Capital lease obligations...................      218              218
                                               --------         --------
    Total long-term debt......................   25,260          100,193
Shareholders' equity:
  Preferred Stock, no par value; 10,000,000
   shares authorized; no shares issued or out-
   standing...................................      --               --
  Common Stock, no par value; 150,000,000
   shares authorized; 30,768,542 shares issued
   and outstanding(1).........................      --               --
Additional paid-in capital....................   51,405           51,405
Retained earnings (deficit)...................  (10,483)         (10,483)
                                               --------         --------
  Total shareholders' equity..................   40,922           40,922
                                               ========         ========
    Total capitalization...................... $ 66,182         $141,115
                                               ========         ========

--------
(1) Excludes (i) 1,677,153 shares of Common Stock issuable upon the exercise of options granted under the Stock Option Plan as of September 30, 1997;
    (ii) 2,322,847 shares of Common Stock issuable upon the exercise of options available for grant under the Stock Option Plan as of September 30, 1997; and (iii) 1,160,107 shares of Common Stock issuable upon the exercise of the Warrants as of September 30, 1997. See "Management-- Amended and Restated Stock Option Plan" and "Description of Capital Stock--Warrants."

                            SUMMARY FINANCIAL DATA

  The following table sets forth certain consolidated financial information for the Company for (i) the years ended December 31, 1994, 1995 and 1996, which have been derived from the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus, (ii) the year ended December 31, 1993, which has been derived from audited consolidated financial statements of the Company which are not included herein, and (iii) the year ended December 31, 1992, which has been derived from unaudited consolidated financial statements which are not included herein. The summary financial data as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 has been derived from the unaudited consolidated financial statements for the Company included elsewhere in this Prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The "As Adjusted" financial information is not necessarily indicative of the Company's financial position or the results of operations that actually would have occurred if the transactions described herein had occurred on the dates indicated or for any future period or date. The adjustments give effect to available information and assumptions that the Company believes are reasonable. The following financial information should be read in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto appearing elsewhere herein.

                                                                               YEAR                         NINE MONTHS
                                                                              ENDED        NINE MONTHS         ENDED
                                                                           DECEMBER 31,       ENDED        SEPTEMBER 30,
                                     YEAR ENDED DECEMBER 31,               AS ADJUSTED    SEPTEMBER 30,     AS ADJUSTED
                          -----------------------------------------------  ------------ -----------------  -------------
                             1992      1993     1994      1995     1996      1996(1)      1996     1997       1997(2)
                          ----------- -------  -------  -------- --------  ------------ -------- --------  -------------
                          (UNAUDITED)                                                      (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT RATIOS AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Retail.................    $23,846   $29,790  $68,714  $128,139 $179,147    $179,147   $128,828 $169,720    $169,720
 Wholesale..............        --        --       --        980   34,061      34,061     18,951   68,758      68,758
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Total revenues.........     23,846    29,790   68,714   129,119  213,208     213,208    147,779  238,478     238,478
Cost of revenues........     18,411    22,727   49,513    83,101  150,537     150,537    100,794  174,273     174,273
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Gross profit...........      5,435     7,063   19,201    46,018   62,671      62,671     46,985   64,205      64,205
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
Operating expenses:
 Selling, general and
  administrative........      3,935     7,341   19,914    39,222   59,652      59,652     42,648   63,174      63,174
 Depreciation and
  amortization..........         61       172      301       655    1,882       2,415      1,158    3,208       3,480
 Stock option based
  compensation..........        --        --       --        --     1,032       1,032        --       257         257
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Total operating
  expenses..............      3,996     7,513   20,215    39,877   62,566      63,099     43,806   66,639      66,911
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Operating income
  (loss)................      1,439      (450)  (1,014)    6,141      105        (428)     3,179   (2,434)     (2,706)
 Interest expense.......         88        47      112       121      579      10,178        200    2,135       7,540
 Extraordinary item,
  loss on extinguishment
  of debt, net of income
  taxes.................        --        --       --        --       --          --         --     9,971      10,473
                            -------   -------  -------  -------- --------    --------   -------- --------    --------
 Net earnings (loss)....      1,386      (707)    (538)    3,821     (118)     (7,661)     2,050  (12,820)    (17,633)
                            =======   =======  =======  ======== ========    ========   ======== ========    ========

                                                                           YEAR                       NINE MONTHS
                                                                          ENDED      NINE MONTHS         ENDED
                                                                       DECEMBER 31,     ENDED        SEPTEMBER 30,
                                   YEAR ENDED DECEMBER 31,             AS ADJUSTED  SEPTEMBER 30,     AS ADJUSTED
                          -------------------------------------------  ------------ ---------------  -------------
                             1992      1993    1994    1995    1996      1996(1)     1996    1997       1997(2)
                          ----------- ------  ------  ------  -------  ------------ ------  -------  -------------
                          (UNAUDITED)                                                (UNAUDITED)
                                        (IN THOUSANDS, EXCEPT RATIOS AND OTHER OPERATING DATA)
Per share amounts(8):
 Earnings (loss) before
  extraordinary item....    $  .05      (.02)   (.02)    .13     (.00)      (.23)      .07     (.10)      (.26)
 Net earnings (loss)....    $  .05      (.02)   (.02)    .13     (.00)      (.23)      .07     (.47)      (.64)
 Weighted-average
  shares................    28,785    28,785  28,785  28,785   28,785     33,235    28,785   27,462     27,462
OTHER FINANCIAL DATA:
EBITDA(3)...............    $1,510    $ (278) $ (577) $6,994  $ 2,990               $4,341  $   602
Net cash provided by
 (used in) operating
 activities.............       820       924   1,364   5,561    4,904                4,083   (1,002)
Net cash (used in)
 investing activities...      (667)     (765)   (700) (2,818) (11,262)              (8,261) (13,325)
Net cash (used in)
 provided by financing
 activities.............        21       (10)    957    (115)  15,924                3,877   58,648
Ratio of earnings to
 fixed charges(4).......     15.18       --      --    29.76      .84        .26     10.44      --         --
Capital expenditures....       291       449   1,056   2,652    9,068                6,264   12,463
Dividends declared per
 common share...........       --        --      --      .02      .02                  .02      --
OTHER OPERATING DATA (AT
 PERIOD END):
Retail customers(5):
 Domestic (US)..........     8,261     7,021  16,733  17,464   34,294                        48,785
 International..........         0     5,301  28,325  56,156  109,922                       167,444
Wholesale customers(6)..         0         0       0       4       18                            26
Number of employees.....        54        97     217     296      444                           576
Number of switches......         0         1       2       3        7                            19

                                                        AS OF SEPTEMBER 30, 1997
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED (7)
                                                        -------- ---------------
                                                              (UNAUDITED)
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................. $ 58,215    $130,025
Working capital........................................   39,035     110,845
Property & equipment, net..............................   21,597      21,597
Total assets...........................................  139,658     214,590
Long term debt, less current portion...................   25,042      99,975
Total shareholders' equity.............................   40,922      40,922

-------
(1) Adjusted to give effect to the issuance of the Convertible Notes, the offering of Senior Discount Notes and the elimination of interest and amortization expense for the Senior Subordinated Notes as if such transactions had occurred on January 1, 1996. As adjusted interest expense reflects (i) approximately $2.0 million on the Convertible Notes for the year ended December 31, 1996, and approximately $7.9 million on the Senior Discount Notes for the year ended December 31, 1996 (ii) the elimination of $0.3 million with respect to the Senior Subordinated Notes, for the year ended December 31, 1996 (iii) amortization of fees and costs totaling $0.5 million relating to the Convertible Notes and the offering of Senior Discount Notes for the year ended December 31, 1996 using amortization periods equal to the term of the respective issuances (iv) the elimination of $0.01 million of amortization of fees and costs relating to the Senior Subordinated Notes for the year ended December 31, 1996 and (v) the 4,450,00 shares issued in connection with the initial public offering and the underwriters' overallotment option. Interest income has not been adjusted to reflect interest earned on additional available cash.
(2) Adjusted to give effect to the issuance of the Convertible Notes, the offering of Senior Discount Notes and the elimination of interest and amortization expense for the Senior Subordinated Notes as if such transactions had occurred on January 1, 1997. As adjusted interest expense reflects (i) approximately $1.5 million on the Convertible Notes for the nine-months ended September 30, 1997, and approximately $5.9 million on the Senior Discount Notes for the nine-months ended September 30, 1997, (ii) the elimination of $2.0 million with respect to the Senior Subordinated Notes, for the nine-months ended September 30, 1997, (iii) amortization of fees and costs totaling $0.4 million relating to the Convertible Notes and the offering of Senior Discount Notes for the nine-months ended September 30, 1997 using amortization periods equal to the term of the respective issuances and (iv) the elimination of $0.1 million of amortization of fees and costs relating to the Senior Subordinated Notes for the nine-months ended September 30, 1997. Interest income has not been adjusted to reflect interest earned on additional available cash. Adjusted also reflects the additional loss of $0.5 million (net of tax) on the extinguishment of debt as if such transaction had occurred on January 1, 1997.
(3) EBITDA represents net earnings (loss) plus net interest expense (income), income taxes, depreciation and amortization, non-cash stock option based compensation and the extraordinary item, loss on extinguishment of debt. While EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow as a measure of liquidity, it is included herein because it is a measure commonly used in the telecommunications industry.
(4) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations, before income taxes and fixed charges of the Company and its subsidiaries. Fixed charges consist of the Company's and its subsidiaries' interest expense and the portion of rent expense representative of an interest factor. For the years ended December 31, 1993, 1994, 1996, 1996 as adjusted, and for the nine months ended
    September 30, 1997, and September 30, 1997 as adjusted, earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $436,891, $886,700, $125,770, $10,258,419, $4,214,912 and
    $9,892,150, respectively.
(5) Consists of retail customers who received invoices for the last month of the period indicated. Does not include active international customers who incurred charges in such month but who had outstanding balances as of the last day of such month of less than $50, as the Company does not render invoices in such instances.
(6) Consists of wholesale customers who received invoices for the last month of the period indicated.
(7) Adjusted to give effect to the offering of the Senior Discount Notes as if such transaction had occurred on September 30, 1997.
(8) Earnings per common and common equivalent share have been computed using the weighted-average number of shares of common stock outstanding during each period as adjusted for the effects of Securities and Exchange Commission Staff Accounting Bulletin No. 83. Accordingly, options and warrants to purchase common stock granted within one year of the Company's initial public offering, which had exercise prices below the initial public offering price per share, have been included in the calculation of common equivalent shares, using the treasury stock method, as if they were outstanding for all periods presented. For the nine-month period ended September 30, 1997 and as adjusted, earnings per common share have been computed under the provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share." Common stock equivalents, which includes options and convertible subordinated notes, are not included in the loss per share calculation as their effect is anti-dilutive.

                                     33--1

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and performance of the Company should be read in conjunction with the consolidated financial statements and related notes and other detailed information regarding the Company included elsewhere in this Prospectus. Certain information contained below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. See "Risk Factors" for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

OVERVIEW

  Telegroup is a leading global provider of long distance telecommunications services. The Company offers a broad range of discounted international, national, value-added wholesale and enhanced telecommunications services to approximately 268,000 small and medium-sized business and residential customers in over 180 countries worldwide. Telegroup has achieved its significant international market penetration by developing what it believes to be one of the most comprehensive global sales, marketing and customer service organizations in the global telecommunications industry. The Company operates a reliable, flexible, cost-effective, digital, switched-based network, the Telegroup Intelligent Global Network or the TIGN, consisting of 19 Excel, NorTel or Harris switches, five enhanced service platforms, owned and leased capacity on seven digital fiber-optic cable links, leased parallel data capacity and the Company's Network Operations Center in Fairfield, Iowa. According to FCC statistics based on 1996 revenue, Telegroup was the thirteenth largest U.S. long distance carrier in 1996. Telegroup's revenues have increased from $29.8 million in 1993 to $303.9 million for the 12 months ended September 30, 1997. In 1993, the Company had an operating loss of $0.5 million and a net loss of $0.7 million, compared to operating income of $0.1 million and a net loss of $0.1 million in 1996.

  Incorporated in 1989, Telegroup was one of the first resellers of AT&T's Software Defined Network and Distributed Network Service long distance services. The Company derived its initial growth by aggregating long distance services to individuals and small businesses in the U.S. in order to fulfill large volume commitments to AT&T. In early 1993, Telegroup initiated call reorigination service in certain countries in Western Europe and the Pacific Rim. By 1994, more than one half of Telegroup's retail customers were located outside the United States. At September 30, 1997, the Company had approximately 49,000 active retail customers within the United States and approximately 167,000 active retail customers outside the United States. The Company's network currently includes switches located in Australia, Denmark, France, Germany, Hong Kong, Italy, Japan, the Netherlands, Switzerland the U.K. and the U.S. and leased and owned transmission facilities, and enables the Company to offer a variety of enhanced telecommunications services.

  The Company has attained positive EBITDA (as defined in "Selected Financial Data") and net earnings in only two of the last five years--1992 and 1995. The Company expects to incur lower gross margins, negative EBITDA and significant operating losses and net losses for the near term as it incurs additional costs associated with the development and expansion of the TIGN, the expansion of its marketing and sales organization, and the introduction of new telecommunications services. As the development and expansion of the TIGN continues and the Company's customers migrate from Global Access CallBack to Global Access Direct service, the Company expects that its gross margins, EBITDA, and operating and net income will improve. However there can be no assurance that this will be the case. See "Risk Factors--Historical and Anticipated Losses; Uncertainty of Future Profitability."

  Telegroup's revenues are derived from the sale of telecommunications services to retail customers, typically residential users and small to medium-sized businesses in over 180 countries worldwide and to wholesale customers, typically other U.S. and non-U.S. telecommunications carriers. The Company's revenues from retail and wholesale customers represented 84% and 16%, respectively, of the Company's total revenues for the year ended December 31, 1996 and 71% and 29%, respectively, for the nine months ended September 30, 1997. The

Company's retail customer base is diversified both geographically and by customer type. No single retail customer accounted for more than 1% of the Company's total revenues for the year ended December 31, 1996 and for the nine months ended September 30, 1997. Revenues from the Company's wholesale customers have grown from $1.0 million in 1995, the first year in which the Company derived revenues from wholesale customers, to $34.1 million for the year ended December 31, 1996. For the nine months ended September 30, 1997, one wholesale customer in Hong Kong, New T&T Hong Kong Limited, accounted for approximately 12% of the Company's total revenues. See "Business--Customers." The Company expects that wholesale revenues will continue to grow as a percentage of total telecommunications revenue in the near term.

  The FCC has adopted certain measures to implement the 1996 Telecommunications Act that will impose new regulatory requirements, including the requirement that the Company contribute some portion of its telecommunications revenues to a "universal service fund" designated to fund affordable telephone service for consumers, schools, libraries and rural healthcare providers. These contributions will become payable beginning in 1998 for all interexchange carriers. Although the FCC has not determined the precise amount of the contribution, the Company estimates at this time that it will constitute approximately 4% of its gross revenues from domestic end-user customers. It is currently anticipated that the Company will increase its rates to offset such contribution.

  The following chart sets forth the Company's combined retail and wholesale revenues for the nine months ended September 30, 1997 for each of the Company's ten largest markets, determined by customers' billing addresses:

                                                     NINE MONTHS
                                                        ENDED
                                                    SEPTEMBER 30,
                                                        1997
                                                      REVENUES    PERCENTAGE OF
   COUNTRY                                           (MILLIONS)   TOTAL REVENUES
   -------                                          ------------- --------------
   United States...................................     $81.5          34.2%
   Hong Kong.......................................      35.0          14.7
   Netherlands.....................................      18.2           7.6
   Australia.......................................      11.8           4.9
   France..........................................      11.1           4.7
   Switzerland.....................................       9.8           4.1
   Germany.........................................       8.1           3.4
   Sweden..........................................       6.5           2.7
   Japan...........................................       5.1           2.1
   Denmark.........................................       4.5           1.9

  During the nine months ended September 30, 1997, the geographic origin of the Company's revenues was as follows: United States--34.2%; Europe--31.3%; Pacific Rim--24.5%; Other--10.0%

  During fiscal year 1996, the geographic origin of the Company's revenues was as follows: United States--28.3%; Europe--38.1%; Pacific Rim--19.8%; Other-- 13.8%. The Company has developed its wholesale carrier business, which accounted for 28.8% of revenues for the nine months ended September 30, 1997 compared to 12.8% for the nine months ended September 30, 1996, primarily by serving wholesale customers in the U.S. and the Pacific Rim. In addition, the Company has expanded its Country Coordinator offices and retail marketing activities primarily in its core markets, six of which are located in Western Europe, and three in the Pacific Rim. The Company believes that, because its core markets comprised approximately 64% of the total global long distance telecommunications market in 1996, according to TeleGeography, the U.S., Europe, and Pacific Rim regions will continue to comprise the bulk of the Company's revenues.

  The Company believes its retail services are typically competitively priced below those of the ITO in each country in which the Company offers its services. Prices for telecommunications services in many of the

Company's core markets have declined in recent years as a result of deregulation and increased competition. The Company believes that worldwide deregulation and increased competition are likely to continue to reduce the Company's retail revenues per billable minute. The Company believes, however, that any decrease in retail revenues per minute will be at least partially offset by an increase in billable minutes by the Company's customers, and by a decreased cost per billable minute as a result of the expansion of the TIGN and the Company's ability to use least cost routing in additional markets. See "Risk Factors--Expansion and Operation of the TIGN."

  For the year ended December 31, 1996 and the nine months ended September 30, 1997, 83.8% and 75.5%, respectively, of the Company's retail revenues were derived from Telegroup's Global Access CallBack services. As the Company's Global Access Direct service is provided to customers currently using traditional call-reorigination services, the Company anticipates that revenue derived from Global Access Direct will increase as a percentage of retail revenues. However, the Company expects to continue to aggressively market its Global Access CallBack service in markets not served by the TIGN and to use transparent call-reorigination as an alternative routing methodology for its Global Access Direct customers where appropriate. Accordingly, the Company believes that call-reorigination will continue to be a significant source of revenue.

  Historically, the Company has not been required to collect VAT (typically 15% to 25% of the sales price) on call-reorigination services provided to customers in the EU because prior laws deemed such services to be provided from the U.S. However, Germany and France have adopted rules whereby, as of January 1, 1997, telecommunications services provided by non-EU based firms are deemed to be provided where the customer is located. Since April 1, 1997, Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, Luxembourg, Spain, the Netherlands, Portugal, Sweden and the United Kingdom have begun to impose VAT on telecommunications services provided by non-EU based companies. The Company is currently analyzing the effect of this legislation on its service offerings. The Company may have no alternative but to reduce prices of particular services offered to certain customer segments in order to remain competitive in light of the imposition of VAT on its services in certain EU member states. Such price reduction could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that whatever negative impact the imposition of VAT will have on its operations, such impact will be partially mitigated by the migration of customers towards and the higher gross margins associated with call-through services. See "Risk Factors--Risks Associated With Imposition of VAT on Company's Services."

  Cost of retail and wholesale revenues is comprised of (i) variable costs associated with the origination, transmission and termination of voice and data telecommunications services by other carriers, and (ii) costs associated with owning or leasing and maintaining switching facilities and circuits. The Company also includes as a cost of revenues payments resulting from traffic imbalances under its operating agreement with AT&T Canada. Currently, a significant portion of the Company's cost of revenues is variable, based on the number of minutes of use transmitted and terminated over other carriers' facilities. The Company's gross profitability is driven mainly by the difference between revenues and the cost of transmission and termination capacity.

  The Company seeks to lower the variable portion of its cost of services by originating, transporting and terminating a higher portion of its traffic over the TIGN. However, in the near term, the Company expects that its cost of revenues as a percentage of revenues will increase as the Company continues the development and expansion of the TIGN and introduces new telecommunications services. Subsequently, as the Company increases the volume and percentage of traffic transmitted over the TIGN, cost of revenues will increasingly consist of fixed costs associated with leased and owned lines and the ownership and maintenance of the TIGN, and the Company expects that the cost of revenues as a percentage of revenues will decline. The Company seeks to lower its cost of revenues by: (i) expanding and upgrading the TIGN by acquiring owned and leased facilities and increasing volume on these facilities, thereby replacing a variable cost with a fixed cost and spreading fixed costs over a larger number of minutes; (ii) negotiating lower cost of transmission over the facilities owned by other national and international carriers; and (iii) expanding the Company's least cost routing choices and capabilities.

  The Company generally realizes higher gross margins from its retail services than from its wholesale services. Wholesale services, however, provide a source of additional revenue and add significant minutes originating and terminating on the TIGN, thus enhancing the Company's purchasing power for leased lines and switched minutes and enabling it to take advantage of volume discounts. The Company also generally realizes higher gross margins from direct access services than from call-reorigination. The Company expects its gross margins to continue to decline in the near term as a result of increased wholesale revenues as a percentage of total revenues. In addition, the Company intends to reduce prices in advance of corresponding reductions in transmission costs in order to maintain market share while migrating customers from traditional call-reorigination to Global Access Direct. The Company then expects gross margins to improve as the volume and percentage of traffic originated, transmitted and terminated on the TIGN increases and cost of revenues is reduced. The Company's overall gross margins may fluctuate in the future based on its mix of wholesale and retail long distance services and the percentage of calls using direct access as compared to call-reorigination, any significant long distance rate reductions imposed by ITOs to counter external competition, and any risks associated with the Company agreeing to minimum volume contracts and not achieving the volume necessary to meet the commitments.

  Operating expenses include: (i) selling, general and administrative; (ii) depreciation and amortization; and (iii) stock option based compensation.

  Selling, general and administrative expenses include: (i) selling expenses;
(ii) general and administrative expenses; and (iii) bad debt expense. Selling expenses are primarily sales commissions paid to internal salespersons and independent agents, the primary cost associated with the acquisition of customers by the Company. The Company's decision to use independent agents to date has been primarily driven by the low initial fixed costs associated with this distribution channel, and the agents' familiarity with local business and marketing practices. The Company strives to reduce its customer acquisition costs where possible by acquiring successful independent agents and by developing its internal sales and customer service operations in countries where there is sufficient market penetration. Sales commissions have increased over the past three years as the Company's business has expanded. The Company anticipates that, as revenues from the Company's Global Access Direct, Spectra, and wholesale carrier services increase relative to its existing services, selling expense will decline as a percentage of revenue, because of the generally lower commission structure associated with these services. See "Risk Factors--Dependence on Independent Agents; Concentration of Marketing Resources."

  The general and administrative expense component includes salaries and benefits, other corporate overhead costs and costs associated with the operation and maintenance of the TIGN. These costs have increased due to the development and expansion of the TIGN and corporate infrastructure. The Company expects that general and administrative expenses may increase as a percentage of revenues in the near term as the Company incurs additional costs associated with the development and expansion of the TIGN, the expansion of its marketing and sales organization, and the introduction of new telecommunications services.

  The Company spends considerable resources to collect receivables from customers who fail to make payment in a timely manner. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected, and that such bad debt is a necessary cost of conducting business in the telecommunications industry. Expenses attributable to the write-off of bad debt represented approximately 1.5%, 3.1% and 2.4% of revenues for the years ended December 31, 1994, 1995 and 1996, respectively, and 2.7% for the nine months ended September 30, 1997. See "Risk Factors--Failure to Collect Receivables (Bad Debt Risk)." In addition to uncollectible receivables, the telecommunications industry has historically been exposed to a variety of forms of customer fraud. The TIGN and the Company's billing systems are designed to detect and minimize fraud, where practicable, and the Company continuously seeks to enhance and upgrade its systems in an effort to minimize losses as it expands into new markets. See "Risk Factors--Dependence on Effective Management Information Systems."

  As the Company begins to integrate its distribution network in selected strategic locations by acquiring Country Coordinators and independent agents or by establishing internal sales organizations, it may incur added selling, general and administrative expenses associated with the transition which may result, initially, in an increase in selling, general and administrative expenses as a percentage of revenues. The Company anticipates, however, that as sales networks become fully integrated, new service offerings are implemented, and economies of scale are realized, selling, general and administrative expenses will decline as a percentage of revenue. See "Business--Market Opportunity" and "--Business Strategy."

  Depreciation and amortization expense primarily consists of expenses associated with the depreciation of assets, amortization of goodwill derived from business combinations and the amortization of debt issuance costs associated with the private placement of the Company's Senior Subordinated Notes in November 1996.

  Stock option based compensation expense results from the granting of certain unqualified and performance based options to employees at exercise prices below that of fair market value at the date of grant or when specified performance criteria have been met. As a result of certain non-qualified stock option grants during 1996, the Company will incur stock option based compensation expense of $342,000 in 1997 and 1998, and $283,000 in 1999.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of revenues.

PERCENTAGE OF REVENUES

                                                            NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 -----------------------    ------------------
                                  1994     1995     1996      1996      1997
                                  ----     ----     ----      ----      ----
Revenues.......................    100.0%   100.0%   100.0%    100.0%    100.0%
Cost of revenues...............     72.0     64.4     70.6      68.2      73.1
Gross profit...................     28.0     35.6     29.4      31.8      26.9
Operating expenses:
  Selling, general and
   administrative..............     29.0     30.4     28.0      28.9      26.5
  Depreciation and
   amortization................      0.5      0.5      0.8       0.7       1.3
  Stock option based
   compensation................      --       --       0.5       --        0.1
    Total operating expenses...     29.5     30.9     29.3      29.6      27.9
Operating income (loss)........     (1.5)     4.7      0.1       2.2      (1.0)
Income tax benefit (expense)...      0.5     (2.0)     0.0      (0.8)      0.6
Extraordinary item, loss on
 extinguishment of debt, net of
 income taxes..................      --       --       --        --        4.2
Net earnings (loss)............     (0.8)     3.0     (0.1)      1.4      (5.4)

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Revenues. Revenues increased 61.4%, or $90.7 million, from $147.8 million in the nine months ended September 30, 1996, to $238.5 in the nine months ended September 30, 1997. This increase was primarily due to growth in international and domestic retail sales and international and domestic wholesale revenues. Wholesale revenues increased from $19.0 million, or 12.9% of total revenues in the nine months ended September 30, 1996, to $68.8 million or 28.8% of revenues for the nine months ended September 30, 1997.

  Cost of Revenues. Cost of revenues increased 72.9%, or $73.5, million, from approximately $100.8 million to approximately $174.3 million. As a percentage of revenues, cost of revenues increased from 68.2% to 73.1%, primarily as a result of a larger percentage of lower margin wholesale revenues.

  Operating Expenses. Operating expenses increased 52.1%, or $22.8 million, from $43.8 million in the nine months ended September 30, 1996, to $66.6 million in the nine months ended September 30, 1997, primarily as a result of increased sales commissions related to revenue growth, as well as an increase in the number of employees necessary to provide customer service, billing and collection and accounting support. Other contributing factors were bad debt, depreciation, and amortization, as discussed below. As a percentage of revenues, operating expenses decreased 1.7% from 29.6% in the nine months ended September 30, 1996, to 27.9% in the nine months ended September 30, 1997.

  Bad Debt. Bad debt expense increased from $3.8 million, or 2.6% of revenues in the nine months ended September 30, 1996, to $6.4 million, or 2.7% of revenues, in the nine months ended September 30, 1997. The increase in bad debt expense as a percentage of revenues in the nine months ended September 30, 1997, was due primarily to the write-off of accounts receivable for services rendered to a single domestic customer during the first quarter in the nine month period. Services to this customer have been discontinued.

  Depreciation and Amortization. Depreciation and amortization increased from $1.2 million in the nine months ended September 30, 1996, to $3.2 million in the nine months ended September 30, 1997, primarily due to increased capital expenditures incurred in connection with the development and expansion of the TIGN during the nine months ended September 30, 1997, as well as amortization expenses associated with intangible assets.

  Operating Income. Operating income decreased by $5.6 million, from $3.2 million in the nine months ended September 30, 1996, to $(2.4) million in the nine months ended September 30, 1997, primarily as a result of the foregoing factors.

  Extraordinary Item. The Company recorded an extraordinary item, loss on extinguishment of debt, of approximately $10.0 million dollars, net of tax, in the third quarter of 1997 resulting from the prepayment of the Senior Subordinated Notes.

  Net Earnings (Loss). Net earnings (loss) decreased approximately $14.8 million, from $2.0 million in the nine months ended September 30, 1996, to $(12.8) million in the nine months ended September 30, 1997. The decrease was attributable to lower operating income, a $1.4 million increase in interest expense, a $0.5 million increase in foreign currency transaction losses and an extraordinary charge of $10.0 million for loss on early extinguishment of debt. The foreign currency transaction losses resulted primarily from a strengthening of the US Dollar in such period versus foreign currencies in which the Company had unhedged positions.

  EBITDA. EBITDA decreased from 4.3 million in the nine months ended September 30, 1996, to 0.6 million in the nine months ended September 30, 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues. Revenues increased 65.1%, or $84.1 million, from $129.1 million in 1995 to $213.2 million in 1996. The increase in revenues was due primarily to an increase in billed customer minutes from the domestic and international call-reorigination distribution channels and the first full year of wholesale carrier operations. Revenues from international and domestic retail call service usage increased by 39.8%, or $51.0 million, from $128.1 million in 1995 to $179.1 million in 1996. Revenues from wholesale carrier service usage increased by $33.1 million, from $1.0 million in 1995 to $34.1 million in 1996. The wholesale revenue growth is largely the result of a significant increase in traffic utilization from one international carrier, using bulk call-reorigination to service its market more competitively.

  Cost of Revenues. Cost of revenues increased 81.1%, or $67.4 million, from $83.1 million in 1995, to $150.5 million in 1996. The increase in cost of revenues was attributable primarily to increased traffic being handled by the Company and increased costs associated with the expansion of the TIGN. The increase in cost of revenues as a percent of revenues was attributable primarily to the greater increase in the wholesale business as a percentage of revenues. Other factors contributing to the increase in cost of revenues as a percent of revenues included volume discounts to one large wholesale customer in the fourth quarter of 1996, traffic rerouting penalties associated with certain wholesale carrier traffic that exceeded the capacity of the Company's network in the first two months of the fourth quarter; certain rate reductions to customers in the U.S., Japan and France ahead of corresponding carrier cost declines and the addition of fixed access costs associated with the expansion of the TIGN.

  The cost of revenues as a percentage of total revenues increased from 64.4% in 1995 to 70.6% in 1996. Of the contributing factors identified above, increases in wholesale business accounted for 3.0%, volume discounts being offered accounted for 1.0% and rate reductions to customers in advance of corresponding rate decreases from carriers and other factors accounted for the additional 2.2% of the difference.

  Gross Profit. Gross profit increased 36.3%, or $16.7 million, from $46.0 million in 1995 to $62.7 million in 1996. As a percentage of revenues, gross profit decreased from 35.6% in 1995 to 29.4% in 1996.

  Operating Expenses. Operating expenses increased 56.9%, or $22.7 million, from $39.9 million in 1995 to $62.6 million in 1996. This increase was primarily due to greater employee and contract employee costs, professional fees for network and operating systems developers and legal, financial and accounting costs associated with the development of the TIGN and the supporting information and financial systems. From 1995 to 1996, the Company's staff levels grew from 296 full and part time positions to 444 full and part time positions, representing a 50.0% increase in the number of employees. Growth was mainly in the professional category, with the hiring of additional telecommunications technicians and programmers, and finance and accounting professionals.

  Bad debt expense increased $1.1 million, from $4.0 million in 1995, to $5.1 million in 1996. As a percentage of revenues, bad debt expense decreased from 3.1% in 1995 to 2.4% in 1996, primarily as a result of improvements in the Company's collections systems and procedures.

  Depreciation and amortization increased $1.2 million, from $0.7 million in 1995, to $1.9 million in 1996. The increase in depreciation and amortization is primarily attributable to increased capital expenditures incurred in connection with the development and expansion of the TIGN and amortization of goodwill associated with: (i) the acquisition of the operations of the Company's Country Coordinator in France in August 1996; and (ii) expenses incurred by the Company in connection with the private placement of its Senior Subordinated Notes in November 1996.

  The Company also incurred a non-cash stock option based compensation expense of $1.0 million in the fourth quarter of 1996, resulting from the grant of non-qualified and performance base stock options to certain employees.

  As a percentage of revenues, operating expenses decreased from 30.9% in 1995 to 29.3% in 1996, as the additional costs and expenses were more than offset by increased revenues during the period.

  Operating Income. Operating income decreased by $6.0 million, from $6.1 million in 1995 to $0.1 million in 1996. As a percentage of revenues, operating income decreased from 4.7% in 1995 to 0.1% in 1996, for the reasons discussed above.

  Interest Expense. Interest expense increased from $0.1 million for 1995 to $0.6 million for 1996, an increase of $0.5 million. The increase is directly attributable to the increase in long-term indebtedness during 1996.

  Net Earnings (Loss). Net earnings decreased $3.9 million from $3.8 million in 1995 to $(0.1) million in 1996.

  EBITDA. EBITDA decreased from $7.0 million in 1995, to $3.0 million in 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Revenues increased 87.9%, or $60.4 million, from $68.7 million in 1994 to $129.1 million in 1995. This increase was due primarily to an increase in billed customer minutes of use from call-reorigination customers in Western Europe, especially in France and the Netherlands.

  Cost of Revenues. Cost of revenues increased 67.9%, or $33.6 million, from approximately $49.5 million in 1994 to approximately $83.1 million in 1995. As a percentage of revenues, cost of revenues declined from 72.0% to 64.4%, primarily as a result of volume discounts under fixed-price lease agreements and a reduction in rates charged by the Company's carrier suppliers.

  Gross Profits. Gross profit increased 139.6%, or $26.8 million, from $19.2 million in 1994 to $46.0 million in 1995. As a percentage of revenues, gross profit increased from 28.0% in 1994 to 35.6% in 1995, due to the decline in the relative cost of revenues as a percentage of overall revenues.

  Operating Expenses. Operating expenses increased 97.5%, or $19.7 million, from $20.2 million in 1994 to $39.9 million in 1995, primarily as a result of increases in commissions to independent agents and Country Coordinators directly relating to the Company's increased revenues and to growth in sales, customer service, billing, collections and accounting staff required to support this growth. As a percentage of revenues, operating expenses increased 1.4% from 29.5% in 1994 to 30.9% in 1995, primarily due to the growth in staff needed to accommodate the Company's growth in business volume and complexity. Staff levels grew from 217 full and part time employees in 1994 to 296 in 1995, representing a 36.4% increase in the staff compliment.

  Bad debt expense increased from $1.1 million, or 1.5% of revenues in 1994, to $4.0 million, or 3.1% of revenues, in 1995, due to a rapid increase in international sales, which outpaced the Company's collection abilities.

  Depreciation and amortization increased from $0.3 million in 1994, to $0.7 million in 1995, primarily due to increased capital expenditures incurred in connection with the development and expansion of the Company's network.

  Operating Income. Operating income increased by $7.1 million, from $(1.0) million in 1994 to $6.1 million in 1995, as a result of increased sales and gross profit with commensurate costs and expenses.

  Net Earnings (Loss). Net earnings increased $4.3 million from $(0.5) million in 1994 to $3.8 million in 1995, as a result of improved operating income.

  EBITDA. EBITDA increased from $(0.6) million in 1994, to $7.0 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's capital investments consist of capital expenditures in connection with the acquisition and maintenance of switching capacity and funding of accounts receivable and other working capital requirements. Historically, the Company's capital requirements have been funded primarily by funds provided by operations, term loans and revolving credit facilities from commercial banks, and by capital leases. The Company expects to require substantial additional capital to develop and expand the TIGN, open new offices, introduce new telecommunications services, upgrade and/or replace its management information systems, and fund its anticipated operating losses and net cash outflows in the near term.

  Net cash provided by (used in) operating activities was $4.1 million in the nine months ended September 30, 1996 and $(1.0) million in the nine months ended September 30, 1997. The net cash provided by operating activities in the nine months ended September 30, 1996 was primarily due to net earnings and an increase in the provision for credit losses on accounts receivable. The net cash used in operating activities in the nine months ended September 30, 1997 was primarily due to the net loss, an increase in depreciation and amortization expense, an increase in provision for credit losses on accounts receivable, and an increase in accounts payable. These increases were partially offset by an increase in accounts receivable. The $1.7 million increase in deposits and other assets in the nine months ended September 30, 1997 was due primarily to an increase in goodwill arising from business combinations net of amortization.

  Net cash provided by operating activities was $1.4 million in 1994, $5.6 million in 1995 and $4.9 million in 1996. The net cash provided by operating activities in 1996 and 1995 was mainly a result of a greater increase in accounts payable to carriers relative to the increase in accounts receivable from customers. In 1995, net cash provided by operating activities was mainly due to net earnings, changes in operating activities and off-setting increases in current assets and liabilities for the year.

  Net cash used in investing activities was $(8.3) million in the nine months ended September 30, 1996 and $(13.3) million in the nine months ended September 30, 1997. The net cash used in the nine months ended September 30, 1996 and September 30, 1997, was primarily due to increases in equipment purchases.

  Net cash used in investing activities was $0.7 million in 1994, $2.8 million in 1995 and $11.3 million in 1996. The net cash used in investing activities in 1996, 1995 and 1994 was mainly due to an increase in equipment purchases, and in 1996, the expenditure of $1.8 million in capitalized software development costs.

  Net cash provided by financing activities was $3.9 million in the nine months ended September 30, 1996, and $58.6 million in the nine months ended September 30, 1997. The net cash provided in the nine months ended September 30, 1996 was primarily due to proceeds from long-term borrowings and the operating line of credit. The net cash provided in the nine months ended September 30, 1997 was primarily due to proceeds from the IPO and long-term borrowings.

  Net cash provided by (used in) financing activities was $1.0 million in 1994, $(0.1 million) in 1995 and $15.9 million in 1996. In November 1996, the Company completed a private placement of its Senior Subordinated Notes for net proceeds of $18.5 million.

  On July 14, 1997, the Company completed the IPO yielding net proceeds of approximately $35.6 million after deducting expenses and underwriting discounts. In addition, on August 12, 1997, the Company completed the sale of an additional 450,000 shares of Common Stock pursuant to the exercise of the underwriters' over allotment option, yielding net proceeds to the Company of approximately $4.2 million after deducting underwriting discounts.

  In September, 1997, the Company entered into its $15 million Revolving Credit Facility. On September 5, 1997, the Company prepaid in full all of its outstanding $20 million in aggregate principal amount of the Senior Subordinated Notes at a redemption price equal to 107% of the principal amount thereof, plus accrued interest. The Company financed the prepayment of the Senior Subordinated Notes with a portion of the net proceeds from the IPO and $8.5 million of borrowings under the Revolving Credit Facility. The Revolving Credit Facility expired on October 31, 1997. The Company currently anticipates entering into the New Credit Facility with a bank or other financial institution for available borrowings in an amount not expected to exceed $20 million. There can be no assurance that the Company will enter into the New Credit Facility.

  On September 30, 1997, the Company issued $25 million aggregate principal amount of Convertible Notes. The net proceeds from the issuance of the Convertible Notes were approximately $24.3 million and approximately $15.0 million of such net proceeds were used to repay all amounts outstanding under the Revolving Credit Facility.

  On October 23, 1997, the Company sold $97.0 million aggregate principal amount at maturity of its Senior Discount Notes, with net proceeds of approximately $72.3 million. The Senior Discount Notes will accrete in value from the date of issuance to May 1, 2000, at a rate of 10 1/2% per annum, compounded semi-annually.

Cash interest on the Senior Discount Notes will neither accrue nor be payable prior to May 1, 2000. Commencing May 1, 2000, interest will be payable in cash on the Senior Discount Notes semi-annually in arrears on each May 1, and November 1, at a rate of 10 1/2% per annum. The Senior Discount Notes will mature on November 1, 2004.

  The development and expansion of the TIGN, the upgrade and/or replacement of the Company's management information systems, the opening of new offices and the introduction of new telecommunications services, as well as the funding of anticipated losses and net cash outflows, will require substantial additional capital. At September 30, 1997, the Company had $4.5 million in commitments for capital expenditures. The Company has identified an additional $60.1 million of capital expenditures which the Company intends to undertake in 1997 and 1998 and approximately $75.0 million of additional capital expenditures during the period from 1999 through 2001, subject to the ability to obtain additional financing.

  The Company expects that the net proceeds from the IPO, the Convertible Notes and the Senior Discount Notes will provide the Company with sufficient capital to fund planned capital expenditures and anticipated operating losses through December 1998. The net proceeds from the IPO, the Convertible Notes and the Senior Discount Notes are expected to provide sufficient funds for the Company to expand its business as planned and to fund anticipated operating losses and net cash outflows for the next 18 to 24 months. There can be no assurance that the Company will be able to obtain the New Credit Facility or if obtained, that it will be able to do so on a timely basis or on terms favorable to the Company. The amount of the Company's actual future capital requirements will depend upon many factors, including the performance of the Company's business, the rate and manner in which it expands the TIGN, increases staffing levels and customer growth, upgrades or replaces management information systems and opens new offices, as well as other factors that are not within the Company's control, including competitive conditions and regulatory or other government actions. In the event that the Company's plans or assumptions change or prove to be inaccurate, the Company does not enter into the New Credit Facility, or the net proceeds of the Offering, together with internally generated funds and funds from other financings, including the Revolving Credit Facility or the New Credit Facility, if entered into, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than currently anticipated.

  The Company continuously reviews opportunities to further its strategy through strategic alliances with, investments in, or acquisitions of companies that are complementary to the Company's operations. The Company may finance such a venture with cash flow from operations or through additional bank debt or one or more public offerings or private placements of securities.

FOREIGN CURRENCY

  Although the Company's functional currency is the U.S. Dollar, the Company derives a substantial percentage of its telecommunications revenues from international sales. In countries where the local currency is freely exchangeable and the Company is able to hedge its exposure, the Company bills for its services in the local currency. In cases where the Company bills in a local currency, the Company is exposed to the risk that the local currency will depreciate between the date of billing and the date payment is received. In certain countries in Europe, the Company purchases foreign exchange contracts through its fiscal agent to hedge against this foreign exchange risk. For the twelve months ended December 31, 1996, approximately $54.0 million (U.S. Dollar equivalent) or 25.3% of the Company's billings for telecommunications services were billed in non-U.S. Dollar local currencies. For the nine months ended September 30, 1997, approximately $56.3 million (U.S. Dollar equivalent) or 23.6% of the Company's billings for telecommunications services were billed in non-U.S. Dollar local currencies.

  The Company's financial position and results of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 were not significantly affected by foreign currency exchange rate fluctuation. As the Company continues to expand the TIGN and increase its customer base in its targeted markets, an increasing proportion of costs associated with operating and maintaining the TIGN, as well as local selling expenses, will be billed in foreign currencies. Although the Company and its Subsidiaries attempt to match costs and revenues and borrowings and repayments in terms of local currencies, there will be many instances in which costs and revenues and borrowings and repayments will not be matched with respect to currency denominations. The Company may choose to limit any additional exposure to foreign exchange rate fluctuations by the purchase of foreign forward exchange contracts or similar hedging strategies. There can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. See "Risk Factors--Foreign Exchange Rate Risks; Repatriation Risks."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending December 31, 1997. Retroactive application will be required.

  SFAS 130, "Reporting Comprehensive Income," was issued in June 1997. It establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

  SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. It establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

  The Company does not believe that adoption of any of these standards will have a significant effect on its reported earnings per share or consolidated financial statements.

EFFECTS OF INFLATION

  Inflation is not a material factor affecting the Company's business and has not had a significant effect on the Company's operations to date.

SEASONAL FLUCTUATIONS

  The Company has historically experienced, and expects to continue to experience, reduced growth rates in revenues in the months of August and December due to extended vacation time typically taken by Americans and Europeans during these months.

                    THE GLOBAL TELECOMMUNICATIONS INDUSTRY

OVERVIEW

  According to the World Telecommunication Development Report 1996/97 published by the ITU on February 20, 1997 (the "ITU Report"), the 1998 revenue of the global telecommunications industry is projected to exceed $1 trillion. In terms of market capitalization, the industry already ranks third behind banking and health care. The industry can be divided into two sectors, equipment, which accounts for almost one-fourth of the revenue, and services, which accounts for the remainder. These two sectors can be further divided into the national and international segments. The national telecommunication services provide voice and data transmission within the borders of a nation, whereas, the international telecommunication services provide voice and data transmission across national borders from one national telephone network to another. The entire industry has experienced dramatic changes during the past decade as a result of significant growth in the use of services and enhancements to technology. The industry is expecting similar growth in revenue and traffic volume in the foreseeable future. In 1995, cross-border telecommunication services accounted for $52.8 billion in revenues and 60.3 billion minutes of use, increasing from $21.7 billion in revenues and 16.7 billion minutes of use in 1986. This represents compound annual growth rates of 10% and 15%, respectively. The ITU estimates that the 1996 sales exceeded $100 billion for total cross-border telecommunications services. The ITU Report estimates sales of equipment and services in the global telecommunications industry will exceed $1 trillion in 1998, three-quarters of which will be from services. The ITU projects that revenues from global telecommunications services will exceed $900 billion in the year 2000.

  The market for telecommunications services is highly concentrated. In 1995, 40 countries accounted for 83.8% of the global revenue, with the EU, Japan, and the United States accounting for almost 75% of global revenue. The Company's top ten targeted markets accounted for over 78% of all telecommunication services revenue in 1995. Each market contributed as follows: U.S. (30.3%), Japan (15.9%), Italy (9.5%), Germany (8.1%), the United Kingdom (4.7%), France (4.6%), Switzerland (1.5%), Australia/New Zealand (2.3%), the Netherlands (1.4%), and Hong Kong (0.9%).

  Growth and change in the international telecommunications industry have been fueled by a number of factors, including greater consumer demand, globalization of the industry, increases in international business travel, privatization of ITOs, and growth of computerized transmission of voice and data information. These trends have sharply increased the use of, and reliance upon, telecommunications services throughout the world. The Company believes that despite these trends, a high percentage of the world's businesses and residential consumers continue to be subject to high prices with poor quality of service which have been characteristic of many ITOs. Demand for improved service and lower prices has created opportunities for private industry to compete in the international telecommunications market. Increased competition, in turn, has spurred a broadening of products and services, and new technologies have contributed to improved quality and increased transmission capacity and speed.

  Consumer demand and competitive initiatives have also acted as catalysts for government deregulation, especially in developed countries. Deregulation accelerated in the United States in 1984 with the divestiture by AT&T of the RBOCs. Today, there are over 500 U.S. long distance companies, most of which are small or medium-sized companies. In order to be successful, these small and medium-sized companies have to offer their customers a full range of services, including international long distance. However, most of these carriers do not have the critical mass of customers to receive volume discounts on international traffic from the larger facilities-based carriers such as AT&T, MCI and Sprint. In addition, these small and medium-sized companies have only a limited ability to invest in international facilities. Alternative international carriers such as the Company have capitalized on this demand for less expensive international transmission facilities. These emerging international carriers are able to take advantage of larger traffic volumes to obtain volume discounts on international routes (resale traffic) and/or invest in facilities when volume on particular routes justify such investments. As these emerging international carriers have become established, they have also begun to carry overflow traffic from the larger long distance providers that own overseas transmission facilities.

  Deregulation in the United Kingdom began in 1981 when Mercury, a subsidiary of Cable & Wireless plc, was granted a license to operate a facilities-based network and compete with BT. Deregulation and privatization have also allowed new long distance providers to emerge in other foreign markets. Deregulation spread to Europe with the adoption of the "Directive on Competition in the Markets for Telecommunication Services" in 1990. A series of subsequent EU Directives, reports and actions are expected to result in substantial deregulation of the telecommunications industries in most EU member states by 1998. A similar movement toward deregulation has already taken place in Australia and New Zealand and is taking place in Japan, Mexico, Hong Kong and other markets. Other governments have begun to allow competition for value-added and other selected telecommunications services and features, including data and facsimile services and certain restricted voice services. Many governments also permit or tolerate the provision of international call-reorigination services to customers in their territories. In many countries, however, the rate of change and emergence of competition remain slow and the timing and extent of future deregulation is uncertain.

  On February 15, 1997, pursuant to the WTO Agreement, the United States and more than 60 members of the WTO agreed to open their respective telecommunications markets to competition and foreign ownership and adopted regulatory measures to protect market entrants against anticompetitive behavior by dominant telephone companies. Although the Company believes that the WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible, reduce its costs and provide more reliable services, the WTO Agreement could also provide similar opportunities to the Company's competitors. In some countries, for example, the Company will be allowed to own facilities or to interconnect to the public switched network on reasonable and non-discriminatory terms. There can be no assurance, however, that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO Agreement.

  By eroding the traditional monopolies held by ITOs, many of which are or were wholly or partially government owned, deregulation is providing U.S.- based providers the opportunity to negotiate more favorable agreements with both the traditional ITOs and emerging foreign providers. In addition, deregulation in certain foreign countries is enabling U.S.-based providers to establish local switching and transmission facilities in order to terminate their own traffic and begin to carry international long distance traffic originated in those countries.

INTERNATIONAL SWITCHED LONG DISTANCE SERVICES

  International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the U.S., an international long distance call typically originates on a LEC's network and is switched to the caller's domestic long distance carrier. The domestic long distance provider then carries the call to its own or another carrier's international gateway switch. From there it is carried to a corresponding gateway switch operated in the country of destination by the ITO of that country and then is routed to the party being called though that country's domestic telephone network.

  International long distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, MCI, Sprint, and WorldCom primarily utilize owned U.S. transmission facilities and generally use other long distance providers to carry their overflow traffic. Only the largest U.S. carriers have operating agreements with, and own transmission facilities that carry traffic to, the over 200 countries to which major long distance providers generally offer service. A significantly larger group of long distance providers own and operate their own switches but either rely solely on resale agreements with other long distance carriers to terminate their traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic, as discussed below.

  Switched Resale Arrangements. A switched resale arrangement typically involves the wholesale purchase of termination services by one long distance provider from another on a variable, per minute basis. Such resale, which was first permitted with the deregulation of the U.S. market, enables the emergence of alternative international providers that rely at least in part on transmission services acquired on a wholesale basis from other long distance providers. A single international call may pass through the facilities of multiple long distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice. The resale market for international transmission is constantly changing, as new long distance resellers emerge and existing providers respond to fluctuating costs and competitive pressures. In order to effectively manage costs when utilizing resale arrangements, long distance providers need timely access to changing market data and must quickly react to changes in costs through pricing adjustments or routing decisions. The Company has entered into resale agreements with more than 20 carriers in the U.S., U.K., Canada, the Netherlands, Denmark, Australia, Hong Kong and Switzerland, four of which accounted for approximately 60% of the Company's cost of revenues for the year ended December 31, 1996 and 61% for the nine months ended September 30, 1997.

  Transit Arrangements. In addition to utilizing an operating agreement to terminate traffic delivered from one country directly to another, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country carries the traffic to the country of destination.

  Alternative Transit/Termination Arrangements. As the international long distance market began to deregulate, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, ISR and ownership of switching facilities in foreign countries. Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country that enjoys lower settlement rates with the destination country, thereby resulting in a lower overall termination cost. The difference between transit and refiling is that, with respect to transit, the long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware of the country in which the traffic originated or of the originating carrier. To date, the FCC has made no pronouncement as to whether refiling complies with either U.S. or ITU regulations, although it is considering such issues in an existing proceeding. While the Company's revenues attributable to refiling arrangements are minimal, refiling may constitute a larger portion of the Company's operations in the future.

  With ISR, a long distance provider completely bypasses the accounting rates system by connecting an international leased private line (i) to the PSTN of two countries or (ii) directly to the premises of a customer or partner in one country and the PSTN in the other country (except in the U.K., where only the activity described in (i) is considered to be "ISR"). While ISR currently is only sanctioned by applicable regulatory authorities on a limited number of routes, including U.S.-U.K., U.S.-Canada, U.S.-Sweden, U.S.-New Zealand, U.K.- worldwide and Canada-U.K., it is increasing in use and is expected to expand significantly as deregulation of the international telecommunications market continues and makes it possible for long distance providers to establish their own switching facilities in certain foreign countries, enabling them to directly terminate traffic. See "Business--Government Regulation." The Company has been granted a license by the FCC to engage in ISR in the U.S. The Company anticipates that the FCC will soon approve ISR with Denmark, the Netherlands, Norway, France, Germany, and Finland with Japan and Hong Kong possibly to follow in the near future. The Company is either using or prepared to use direct leased capacity among countries where such use is either authorized or about to be authorized. In the U.K., ISR is permitted with any country, provided the U.K. based carrier has been granted the appropriate license. The Company's wholly owned U.K. Subsidiary, Telegroup UK Limited, has been granted its U.K. ISR license.

  Operating Agreements. Under traditional operating agreements, international long distance traffic is exchanged under bilateral agreements between international long distance providers that have rights in facilities in different countries. Operating agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

  The Company currently has an operating agreement with AT&T Canada (formerly Unitel), Canada's second largest carrier. This agreement is used primarily to transit/terminate traffic between the U.S. and Canada. Also, the Company has purchased capacity on the CANTAT-3 cable system as a means of linking its switching facilities in the U.S. and the U.K. In addition, the Company both leases transmission facilities and resells switched minutes from carriers that have operating agreements. By aggressively negotiating resale agreements with carriers who have entered into operating agreements, the Company takes advantage of such carrier's economic incentive to increase outgoing traffic to a particular country. The resold call volume increases the market share for that carrier to a particular country, thereby increasing such carrier's proportionate return traffic from the correspondent under the accounting rate process. The Company may in the future enter into additional operating agreements if such agreements would improve the Company's profitability over these routes.

  Under a typical operating agreement each carrier has a right in its portion of the transmission facilities between two countries. A carrier gains ownership rights in a digital fiber-optic cable by purchasing direct ownership in a particular cable (usually prior to the time the cable is placed in service), by acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. In situations where a long distance provider has sufficiently high traffic volume, routing calls across leased, IRU, or directly-owned cable capacity is generally more cost-effective on a per call basis than the use of resale arrangements with other long distance providers. However, leased capacity, acquisition of IRU rights, and direct ownership require a company to make a substantial initial investment of its capital based on the amount of capacity being acquired. Telegroup's interest in the CANTAT-3 Trans-Atlantic cable between New York and the U.K. is 50% IRU and 50% leased. The Company intends to acquire 100% IRU ownership.

  The rapidly changing international telecommunications market has created a significant opportunity for carriers that can offer high quality, low cost international long distance service. Deregulation, privatization, the expansion of the resale market and other trends influencing the international telecommunications market are resulting in decreased termination costs, a proliferation of routing options, and increased competition. To be successful, both the alternative and established international long distance companies will need to aggregate enough traffic to maximize the use of both facilities-based and resale opportunities, maintain systems which enable analysis of multiple routing options, invest in facilities and switches and remain flexible enough to locate and route traffic through the most advantageous routes.

COMPETITIVE OPPORTUNITIES AND ADVANCES IN TECHNOLOGY

  The combination of a continually expanding global telecommunications market, consumer demand for lower prices with improved quality and service, and ongoing deregulation has created competitive opportunities in many countries. Further, as more small and medium-sized businesses and residential customers have come to rely on international telecommunications services for their business and personal needs, an increasingly diverse and sophisticated customer base has generated demand for a greater variety of services. Increased competition has also resulted in improved quality of service at lower prices. Similarly, new technologies, including fiber-optic cable and improvements in digital compression, have improved quality and increased transmission capacities and speed, with transmission costs decreasing as a result.

  Advances in technology have created multiple ways for telecommunications carriers to provide customer access to their networks and services. These include customer-paid local access, international and national toll-free access, direct digital access through a dedicated line, equal access through automated routing from the PSTN and call-reorigination. The type of access offered depends on the proximity of switching facilities to the customer, the needs of the customer, and the regulatory environment in which the carrier competes. Overall, these changes have resulted in a trend towards bypassing traditional international long distance operating agreements as international long distance companies seek to operate more efficiently.

  In a deregulated country such as the United States, carriers can establish switching facilities, own or lease fiber-optic cable, enter into operating agreements with foreign carriers and, accordingly, provide direct access service. In markets that have not deregulated or are slow in implementing deregulation, such as South Africa, international long distance carriers have used advances in technology to develop innovative alternative access methods, such as call-reorigination. In other countries, such as Japan and most EU member states, where deregulation is imminent but not complete, carriers are permitted to offer facilities-based data and facsimile services, as well as limited voice services including those to CUGs, but are as yet precluded from offering full voice telephony. As countries deregulate, the demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of facilities-based services on a transparent basis.

  The most common form of alternative international access, traditional call-reorigination, avoids the high international rates offered by the ITO in a particular regulated country by providing customers with dial tone from a deregulated country, typically the United States. To place a call using traditional call-reorigination, a user dials a unique phone number to an international carrier's switching center and then hangs up after it rings. The user then receives an automated callback providing dial tone from the U.S. which enables the user to complete the call. Technical innovations, ranging from inexpensive dialers to sophisticated in-country switching platforms, have enabled telecommunications carriers to offer a "transparent" form of call-reorigination. The customer dials into the local switch, and then dials the international number in the usual fashion, without experiencing the "hang-up" and "callback," and the international call is automatically and swiftly processed.

  Historically, a significant portion of the Company's revenue and operating income has been derived from the provision of traditional international call-reorigination services to retail customers on a global basis. The Company believes that as deregulation occurs and competition increases in various markets around the world, the pricing advantage of traditional call-reorigination to most destinations relative to conventional call-through international long distance service will diminish in those markets. The Company believes that, in order to maintain its existing customer base and to attract new customers in such markets, it will need to be able to offer call-through services at prices significantly below the current prices charged for call-reorigination. See "Risk Factors--Expansion and Operation of the TIGN."

  The worldwide telecommunications market is increasingly served by a wide range of telecommunications providers, many of which seek to focus on only a limited segment of the overall market. ITOs and major global carriers typically concentrate their efforts on multinational companies and other high volume long distance telephone users that demand high quality and customized services. Many alternative carriers, such as the Company, concentrate on serving the international long distance needs of small and medium-sized business and high-volume residential customers who in the aggregate have significant international long distance traffic.

  The following table provides an overview of the Company's core international telecommunications markets:

                                       1995 ORIGINATED
                                          MINUTES OF
                                        INT'L TRAFFIC
COUNTRY                  TOTAL MINUTES (IN BILLIONS)(1) DEREGULATION DATE           ITO(S)
-------                  ------------- ---------------- -----------------           ------
United States...........                     15.6            1984(2)      AT&T, MCI, Sprint, WorldCom
Germany.................                      5.2          1/1/1998(3)    Deutsche Telecom
United Kingdom..........                      4.0            1981(4)      BT, Mercury
France..................                      2.8          1/1/1998(3)    France Telecom
Switzerland.............                      1.8          1/1/1998(3)    Swisscom
Hong Kong...............                      1.7            1995(6)      HKTI
Japan...................                      1.6             1998        KDD, IDC, ITJ
Netherlands.............                      1.5           7/1/1997      KPN
Australia...............                      1.0            1991(7)      Telstra, OPTUS
Sweden..................                      0.9            1980(5)      Telia AB, Tele-2

--------
(1) Source: TeleGeography 1996/97.
(2) Deregulation accelerated in the United States in 1984 with the divestiture by AT&T of the RBOCs.
(3) Date set for complete liberalization of the telecommunications market established by the EU Full Competition Directive.
(4) The deregulation of the United Kingdom telecommunications market began in 1981, when a second national carrier, Mercury, was first licensed.
(5) Although Sweden is subject to the EU deadline for complete liberalization, it began permitting competition in 1980.
(6) To date, Hong Kong has not officially deregulated its telecommunications market. However, in 1995, the Hong Kong regulator granted local FTNS licenses to three carriers, and has since permitted the provision of value-added, data and, virtual private network services. China assumed sovereignty of Hong Kong on July 1, 1997. See "Risk Factors--Substantial Government Regulation--The Pacific Rim."
(7) Liberalization began in Australia in 1991, when a second facilities-based carrier, OPTUS, was authorized to begin operation. Under Australian law, competitors to the ITO may own international facilities.

  United States. The U.S. long distance market, with 1995 revenue of approximately $70.0 billion, is the largest and most competitive in the world. The international segment of this market was 15.6 billion minutes of usage in 1995. According to TeleGeography, a leading industry publication, five of the top six international calling routes originate or terminate in the U.S. The U.S. domestic long distance market is largely dominated by the four major carriers: AT&T (54.3%), MCI (28.5%), Sprint (11.3%), and WorldCom (3.5%),
which collectively control approximately 97% of the market. MCI and WorldCom have recently announced plans to merge. Several second and third tier carriers, such as Frontier, LCI, Excel Communications, Inc., Tel-Save Holdings, Inc. and Telco Communications Group, Inc., have made inroads in both the high-volume residential and small and medium-sized business sectors. The second and third tier providers have largely employed a strategy of switched resale targeted at the national long distance market. The international long distance market for small and medium-sized businesses, which is the Company's primary focus, has been largely ignored by the major carriers as well as the second and third tier national long distance providers.

  The Company believes that the U.S. long distance market will become more competitive in the near future as the 1996 Telecommunications Act permits RBOC entry into long distance. The Company believes that the RBOCs will focus their marketing efforts on the high-end of the long distance market, where they will be able to offer the greatest savings on local access charges to large business customers, and on the low-end of the market, where they will be able to provide small residential users with the convenience of a single bill.

  Netherlands. The market for international telecommunications in the Netherlands has historically been dominated by the Dutch ITO, KPN. The Dutch market was completely liberalized on July 1, 1997. The Company believes it is the largest provider of international telecommunications services in this market. Two alternative carriers, Telfort and Enertel, are currently building out networks and starting to provide competitive national and international services. The Company believes that new entrants will drive down transmission costs and potentially open up opportunities in the national long distance and wholesale sectors of the market.

  France. The market for international telecommunications in France has historically been dominated by the French ITO, France Telecom. The Company believes it is the largest provider of international telecommunications services in this market. Telecom Development, a consortium led by SNCF, the French National Railways Company, and Compagnie Generale des Eaux, the leading French telecommunications group, has commenced construction of a facilities-based, digital long distance network to offer a broad range of voice and data services. In addition, other competitors have entered the market, including WorldCom which has begun a build-out of local fiber loops in the Paris region and Unisource which has installed switches connected by leased lines throughout France.

  United Kingdom. The deregulation of the U.K. telecommunications industry began in 1981 when Mercury, a subsidiary of Cable & Wireless plc, was granted a license to operate a facilities-based network and compete with BT. This duopoly over all public voice telecommunication services continued until 1991 when the government further liberated the U.K. national telecommunications market by stating it would license new national and regional public telecommunications operators.

  The U.K. international telecommunications market was not fully liberalized until 1996. Competition was introduced into this market from 1993 onwards through licensing of international simple resellers and other public operators which were allowed to buy international private leased circuits by means of which they could provide services to the public. In addition to BT and Mercury there are over 40 other companies in the U.K. which presently hold licenses authorizing the operation of systems which may be connected to foreign systems. Some of these other new international licensees such as Energis and WorldCom have commenced installing new international cables. The Company believes that new market entrants will drive down costs and potentially extend opportunities not only in the U.K. national long distance and wholesale sectors but also in the U.K. international markets.

  Germany. The market for international telecommunications in Germany has historically been dominated by the German ITO, Deutsche Telecom. Mannesmann Arcor, Viag Interkom, as well as o.tel.o GmbH a consortium of German utilities companies, have commenced construction of a facilities-based digital long distance networks that are expected to offer a broad range of voice and data services in competition with Deutsche Telecom. In addition, other competitors have entered the market, including WorldCom/MFS which is operating local fiber loops in various metropolitan areas in Germany such as Frankfurt/Main in the Frankfurt region.

  Switzerland. The international telecommunications market in Switzerland has been historically dominated by the ITO, Swisscom. Although Switzerland is not a member of the EU, its government has announced that it will voluntarily conform to the EU objective of deregulating telecommunications markets and allowing cross border competition. Swisscom is a member of the Unisource consortium. Global One has established a presence in Switzerland and is currently offering private network services to large, corporate and institutional customers. The Company believes that it is the primary competitor to Swisscom for international voice services in Switzerland.

  Sweden. The telecommunications market in Sweden is among the most deregulated in the world. Sweden has liberalized its telecommunications market so that competitors, led by Tele-2, accounted for approximately 30% of the market in 1995. Telia is a member of the Unisource consortium and is also authorized to provide facilities-based and resold services between the United States and Sweden. The Company believes it will have opportunities to enter into resale agreements with one or more companies in Sweden which will allow it to offer fully transparent access to the TIGN and possibly national long distance service as well.

  Hong Kong. HKTI currently holds an exclusive license until September 30, 2006 to provide a variety of international services including the right to operate an international gateway for the handling of all outgoing and incoming international calls. There are four local fixed telephone network operators, including the former monopoly, Hong Kong Telephone Company, that have been licensed by the Office of the Telecommunications Authority ("OFTA"), the Hong Kong regulator. Despite the fact that HKTI has the exclusive right under its license to provide international telephone services, all three of the new local fixed network operators have in recent years gained a significant share of the international long distance call market by utilizing U.S. and Canada-based call-reorigination services. Effective July 1, 1997, control of Hong Kong reverted to China, and it is unclear what effect, if any, this will have on the Company's operations in Hong Kong. See "Risk Factors-- Substantial Government Regulation" and "Business--Government Regulation."

  Australia. The market for international telecommunications services in Australia has historically been dominated by Telstra. A smaller share of the market is held by a new carrier, OPTUS. In the last two years, switched and switchless service providers have increased their market share of international telecommunications in Australia from 3.4% to 14%, largely at the expense of Telstra. Recently, AAPT and Axicorp, a division of Primus, have leased nationwide network capacity to compete with the two ITOs. Legislation in effect until June 30, 1997 prohibited service providers from installing and maintaining line links between specific locations in Australia. Open competition commenced on July 1, 1997, under the Australian Telecommunication Act, subject to certain conditions.

  Japan. The market for international long distance telecommunications services in Japan has historically been dominated by the Japanese ITO, KDD. In recent years, IDC and ITJ have grown rapidly and each have captured approximately 17% of the market. Recently, it was announced that NTT, the dominant provider of local and long distance services in Japan that was prohibited from entering the international market, would be split into three companies, including one international service provider. It was also announced that ITJ will merge with a domestic Japanese carrier, Japan Telecom, Inc., and that KDD will operate a joint venture with DDI, another domestic Japanese carrier. Additionally, several smaller companies have entered the Japanese market in the last few years offering call-reorigination services.

                                   BUSINESS

OVERVIEW

  Telegroup is a leading global provider of long distance telecommunications services. The Company offers a broad range of discounted international, national, value-added wholesale and enhanced telecommunications services to approximately 268,000 small and medium-sized business, residential and wholesale customers in over 180 countries worldwide. Telegroup has achieved its significant international market penetration by developing what it believes to be one of the most comprehensive global sales, marketing and customer service organizations in the global telecommunications industry. The Company operates a reliable, flexible, cost-effective, digital, facilities-based network, the Telegroup Intelligent Global Network, consisting of 19 Excel, NorTel or Harris switches, five enhanced services platforms, owned and leased capacity on seven digital fiber-optic cable links, leased parallel data capacity and the Company's Network Operations Centers in Fairfield, Iowa. According to FCC statistics based on 1996 revenue, Telegroup was the thirteenth largest U.S. long distance carrier in 1996. Telegroup's revenues have increased from $29.8 million in 1993 to $213.2 million in 1996 and $303.9 million for the twelve months ended September 30, 1997. In 1993, the Company had an operating loss of $0.4 million and a net loss of $0.7 million, compared to operating income of $0.1 million and a net loss of $0.1 million in 1996.

  Telegroup provides an extensive range of telecommunications services on a global basis under the Spectra, Global Access and other brand names. The Company's services are typically priced competitively with the services of other alternative telecommunications providers and below the prices offered by the ITOs, which are often government-owned or protected telephone companies. While the Company offers a broad range of telecommunications services, the services offered in a particular market vary depending upon regulatory constraints and local market demands. Telegroup historically has offered traditional call-reorigination service (also known as callback) to penetrate international markets having regulatory constraints. As major markets continue to deregulate, the Company continues to migrate an increasing portion of its customer base to "call-through" service, which includes conventional international long distance service and a "transparent" form of call-reorigination. The Company markets its call-through service under the brand name Global Access Direct and its traditional call-reorigination service under the brand name Global Access CallBack. Currently, the Company offers both international and national long distance service, prepaid and postpaid calling cards, toll-free service and enhanced services such as fax store and forward, fax-mail, voice-mail and call conferencing. The Company believes its broad array of basic and enhanced services enables the Company to offer a comprehensive bundled solution to its customers' telecommunications needs. The Company also resells switched minutes and enhanced service platforms on a wholesale basis to other telecommunications providers and carriers. See "-- Services."

  Telegroup's extensive sales, marketing and customer service organization consists of a worldwide network of independent agents and an internal sales force who market Telegroup's services and provide customer service, typically in local languages and in accordance with the cultural norms of the countries and regions in which they operate. The Company's local sales, marketing and customer service organization permits the Company to continually monitor changes in each market and quickly modify service and sales strategies in response to changes in particular markets. In addition, the Company believes that it can leverage its global sales and marketing organization to quickly and efficiently market new and innovative service offerings. As of November 30, 1997, the Company had approximately 1,375 independent agents worldwide. Twenty-eight Country Coordinators are responsible for coordinating Telegroup's operations, including sales, marketing, customer service and independent agent support, in 72 countries. In addition, the Company has 31 internal sales personnel in the United States and one each in France, Germany and the United Kingdom, and intends to establish additional internal sales departments in selected core markets. The Company believes that its comprehensive global sales, marketing and customer service organization will enable the Company to increase its market share and position itself as the leading international long distance provider in each of its target markets. The Company believes that it is the largest alternative international long distance provider in three of the largest international telecommunications markets in the world--France, the Netherlands and Switzerland. See "--Sales, Marketing and Customer Service."

  The Telegroup Intelligent Global Network includes a central Network Operations Center in Iowa City, Iowa, as well as switches, owned and leased transmission capacity and a proprietary distributed intelligent network architecture. The TIGN is designed to allow customer-specific information, such as credit limits, language selection, waiting voice-mail and faxes, and speed dial numbers to be distributed efficiently over a parallel data network wherever Telegroup has installed a TIGN switch. In addition, the open, programmable architecture of the TIGN allows the Company to rapidly deploy new features, improve service quality, and reduce costs through least cost routing. As of December 15, 1997, the TIGN consisted of (i) the Network Operations Center, (ii) 19 Excel, NorTel or Harris switches in New York City, Jersey City, New Jersey, London, Paris, Amsterdam, Zurich, Copenhagen, Frankfurt, Hong Kong, Sydney, Tokyo and Milan, (iii) five enhanced services platforms in New York, Hong Kong, London, Paris and Sydney, (iv) owned and leased fiber-optic cable links connecting its New York and New Jersey switches to its switches in London, Amsterdam, Sydney and Los Angeles, and its London switches to its switches in Paris and Amsterdam, and (v) leased parallel data transmission capacity connecting Telegroup's switches to each other and to the networks of other international and national carriers. The Company intends to further develop the TIGN by upgrading existing facilities and by adding switches and transmission capacity principally in and between major markets where the Company has established a substantial customer base. See "--Network and Operations."

MARKET OPPORTUNITY

  The global market for international telecommunications equipment and services is undergoing significant deregulation and reform. The industry, which provides voice and data communication world wide, is being shaped by the following trends: (i) deregulation and privatization of telecommunications markets worldwide; (ii) diversification of services through technological innovation; and (iii) globalization of major carriers through market expansion, consolidation and strategic alliances. As a result of these factors, it is anticipated that the industry will experience considerable growth in the foreseeable future, both in terms of traffic volume and revenue. According to the ITU Report, trade in the international telecommunications industry, including sales of equipment and services, is projected to exceed $1 trillion in 1998. International telecommunications services, defined as sales of services across national borders, accounted for $52.8 billion in revenues and 60.3 billion minutes of use in 1995, increasing from $21.7 billion in revenues and 16.7 billion minutes of use in 1986, which represents compound annual growth rates of 10% and 15%, respectively. The ITU estimates for total cross-border telecommunications trade in 1996 are in excess of $100 billion. The ITU projects that revenues from global telecommunications services will exceed $900 million in the year 2000.

  Deregulation and Privatization of Telecommunications Markets
Worldwide. Significant legislation and agreements have been adopted since the beginning of 1996 which are expected to lead to the liberalization of the majority of the world's telecommunication markets, including:

    The U.S. Telecommunications Act, signed in February 1996, establishes parameters for the implementation of full competition in the U.S. national long distance market.

    The EU Full Competition Directive, adopted in March 1996, abolishes exclusive rights for the provision of Voice Telephony services throughout the EU and the PSTNs of any member country of the EU by January 1, 1998, subject to extension by certain EU member countries.

    The World Trade Organization Agreement, signed in February 1997, creates a framework under which more than 60 countries have committed to liberalize their telecommunications laws in order to permit increased competition and, in most cases, foreign ownership in their telecommunications markets, beginning in 1998. The 69 governments participating in the WTO telecommunications negotiations on basic telecommunications services account for over 90% of global market telecommunications services, according to the ITU Report.

    The 1997 Australian Telecommunications Act, adopted in March 1997, opens the Australian market up to greater competition in the provision of telecommunications services over a company's own telephone lines.

  The Company believes that the foregoing initiatives, as well as other proposed legislation and agreements, will result in reduced restrictions on the ability of alternative carriers such as Telegroup to provide telecommunications services in the subject markets. In many markets, Telegroup believes that long distance callers have been charged relatively high, uncompetitive prices by the ITOs in exchange for limited services. The ITU's projections for substantially increased international minutes of use and revenue by the year 2000 are based in part on the belief that reduced pricing as a result of deregulation and competition will result in a substantial increase in the demand for telecommunications services in most markets. Telegroup believes that its comprehensive global sales, marketing and customer service organization uniquely positions it among alternative telecommunications providers to capitalize on the opportunities presented by these reduced restrictions. Telegroup also believes that such global regulatory reform will expand the availability of transmission capacity, enabling Telegroup to strategically add transmission capacity to its network in order to reduce its cost of sales through least cost routing.

  Diversification of Services through Technological Innovation. The deregulation of telecommunications markets throughout the world has coincided with substantial technological innovation. The proliferation of digital fiber-optic cable in and between major markets has significantly increased transmission capacity, speed and flexibility. Improvements in computer software and processing technology have enabled telecommunications providers to offer a broad range of enhanced voice and data services. Unlike many established telecommunications providers, the Company is not encumbered by large, inflexible legacy switching systems. The TIGN uses primarily open-architecture Excel switches which can be programmed to meet the specifications of new enhanced service platforms. The Company believes that expansion of the TIGN will enable it to deliver a flexible, comprehensive set of enhanced telecommunications services to meet the evolving needs of its global customer base.

  Globalization of Major Carriers through Market Expansion, Consolidation and Strategic Alliances. Faced with the prospect of declining market share in their respective markets, AT&T and several of the European ITOs have sought out alternative sources of revenue by expanding into new markets. Additionally, certain ITOs have pursued mergers, acquisitions and other strategic alliances, such as the proposed BT/MCI merger and the formation of the Global One and Unisource consortia, to provide telecommunications services in additional markets. Telegroup believes that it is uniquely positioned to take advantage of these trends in the global telecommunications marketplace. As telecommunications markets are deregulated, the Company believes that its global sales, marketing and customer service organization and the design of the TIGN will enable the Company to expand its customer base and its service offerings in existing and new markets, and to reduce its cost of transmission service obtained from other carriers. The Company believes that it will be better able to negotiate favorable alternative transit/termination agreements with facilities-based carriers or consortia in multiple markets because of its large, globally distributed customer base and substantial traffic volumes.

BUSINESS STRATEGY

  Telegroup's objective is to become the leading provider of telecommunications services to small and medium-sized business and high-volume residential customers in its existing core markets and in selected target markets. Telegroup's strategy for achieving this objective is to deliver additional services to customers in its markets through the continued deployment of the TIGN and to expand its sales and marketing organization into new target markets. The Company's business strategy includes the following key elements:

  Expand the Telegroup Intelligent Global Network. Telegroup is currently expanding the TIGN by installing additional switches, purchasing ownership in additional fiber-optic cable and leasing additional dedicated transmission capacity in strategically located areas of customer concentration in Western Europe and the Pacific Rim. Through September 30, 1997, the Company has invested over $16.2 million in network facilities, and the Company anticipates the investment of an additional $40.3 million in network facilities with the net proceeds of the IPO, the Convertible Notes, and the Old Notes. During the next 15 months, the Company has scheduled the installation of additional switches in the United States, Spain, New Zealand, Korea, El Salvador and Brazil, and nodes in the United States, Sweden, Norway, Belgium, Greece and Austria. Telegroup will continue to purchase ownership in additional fiber-optic cables and lease additional dedicated transmission capacity to reduce the Company's per minute transmission costs. The Company's ability to achieve these goals is dependent upon, among other things, its ability to raise additional financing. See "Risk Factors--Need for Additional Financing." The Company believes the expansion of the TIGN will enable Telegroup to continue to migrate customers from traditional call-reorigination services to Global Access Direct. In order to maximize the Company's return on invested capital, the Company employs a success-based approach to capital expenditures, locating new switching facilities in markets where the Company has established a customer base by marketing its call-reorigination services.

  Maximize Operating Efficiencies. Telegroup intends to reduce its costs of providing telecommunications services by strategically deploying switching facilities, adding leased and owned fiber-optic capacity and entering into additional alternative "transit/termination agreements." This expansion of the TIGN will enable the Company to originate, transport and terminate a larger portion of its traffic over its own network, thereby reducing its overall telecommunications costs. The Company believes that through least cost routing, its cost effective Excel LNX switches and its other facilities, Telegroup will be able to further reduce the overall cost of its services.

  Expand Global Sales, Marketing and Customer Service Organization. The Company believes that its experience in establishing one of the most comprehensive global sales, marketing and customer service organizations in the global telecommunications industry provides it with a competitive advantage. The Company intends to expand its global sales, marketing and customer service organization in new and existing markets. In new target markets, the Company relies primarily on independent agents to develop a customer base while minimizing its capital investment and management requirements. As the customer base in a particular market develops, the Company intends to selectively acquire the operations of its Country Coordinator serving such market and recruit and train additional internal sales personnel and independent agents. The Company believes that a direct sales and marketing organization complements its existing independent agents by enabling Telegroup to conduct test marketing and quickly implement new marketing strategies. In addition to its sales offices in France, Germany and the United Kingdom, the Company intends to open or acquire additional offices in target markets in Europe and the Pacific Rim during 1997 or 1998.

  Position Telegroup as a Local Provider of Global Telecommunications Services. Telegroup is one of the only alternative telecommunications providers that offers in-country and regional customer service offices in major markets on a global basis. At November 30, 1997, the Company had 28 Country Coordinators providing customer service in 72 countries. Telegroup believes this local presence provides an important competitive advantage, allowing the Company to tailor customer service and marketing to meet the specific needs of its customers in a particular market. Customer service representatives speak the local languages and are aware of the cultural norms in the countries in which they operate. The Company continually monitors changes in the local market and seeks to quickly modify service and sales strategies in response to such changes. In many instances, this type of dedicated customer service and marketing is not available to the Company's target customer base from the ITOs.

  Target Small and Medium-Sized Business Customers. The Company believes that small and medium-sized business customers focus principally on obtaining quality and breadth of service at low prices and have historically been underserved by the ITOs and the major global telecommunications carriers. Through the deployment of the TIGN, the Company will continue to migrate existing customers from traditional call-reorigination services to Global Access Direct, thereby addressing the telecommunications needs of a wider base of small and medium-sized business customers. Telegroup believes that, with its direct, face-to-face sales force and dedicated customer service, it can more effectively attract and serve these business customers.

  Pursue Acquisitions, Joint Ventures and Strategic Alliances. The Company intends to expand its global sales, marketing and customer service organizations, increase its customer base, add network and circuit capacity, enter additional markets and develop new products and services through acquisitions, joint ventures and strategic alliances. The Company seeks to acquire controlling interests in companies that have established marketing organizations, existing customer bases, complementary network facilities, new services or technologies and experienced management teams. In addition, the Company intends to make selective acquisitions of its Country Coordinators' operations in order to lower its selling, general and administrative expense and increase control over this distribution channel. The Company also expects to acquire the operations of other agents and marketing groups. The Company also intends to enter into joint ventures and strategic alliances with selected business partners to enable the Company to enter additional markets and to complement the Company's current operations and service offerings. The Company is continuously reviewing opportunities and believes that such acquisitions, joint ventures and strategic alliances are an important means of expanding its network and increasing network traffic volume, both of which are expected to lower its overall cost of telecommunications services.

  Broaden Market Penetration through Enhanced Service Offerings. The Company believes that offering a broad array of enhanced services is essential to retain existing customers and to attract new customers. The TIGN's enhanced services platform and its distributed intelligent network architecture permit the Company to provide a broad array of voice, data and enhanced services and to efficiently distribute customer information, such as language selection, waiting voice-mail and faxes and speed dial numbers throughout the TIGN. The Company offers a comprehensive solution to its customers' telecommunications needs by providing enhanced services, including fax store and forward, fax-mail, voice-mail and call conferencing and intends to introduce e-mail-to-voice-mail translation and voice recognition services. Telegroup believes that its provision of such enhanced services will enable it to increase its revenue from existing customers and to attract a broader base of small and medium-sized business customers. The Company's investment in PCS is expected to serve as the basis for providing enhanced services for the TIGN.

CUSTOMERS

  Telegroup's worldwide retail customer base is comprised of residential customers and small to medium-sized businesses with monthly bills averaging between $50 and $5,000. At September 30, 1997, Telegroup had approximately 216,000 active retail customers (those that incurred charges during September
1997), consisting of approximately 49,000 U.S. domestic and approximately 167,000 international customers. In addition, Telegroup markets its wholesale services to both facilities-based carriers and switched-based long distance providers that purchase the Company's service for resale to their own customers. As of September 30, 1997, Telegroup had 26 active wholesale carrier customers.

  The following chart sets forth the Company's combined retail and wholesale revenues for the nine months ended September 30, 1997 for each of the Company's ten largest markets, determined by customers' billing addresses:

                                                  NINE MONTHS
                                                     ENDED
                                               SEPTEMBER 30, 1997 PERCENTAGE OF
   COUNTRY                                         REVENUES       TOTAL REVENUES
   -------                                     ------------------ --------------
                                                   (MILLIONS)
   United States..............................       $81.5             34.2%
   Hong Kong..................................        35.0             14.7
   Netherlands................................        18.2              7.6
   Australia..................................        11.8              4.9
   France.....................................        11.1              4.7
   Switzerland................................         9.8              4.1
   Germany....................................         8.1              3.4
   Sweden.....................................         6.5              2.7
   Japan......................................         5.1              2.1
   Denmark....................................         4.5              1.9

  For the nine months ended September 30, 1997, the Company's revenues from retail and wholesale customers represented 71% and 29%, respectively, of the Company's total revenues. This compared with 84% and 16%, respectively, for the year ended December 31, 1996.

  Retail Customers. The Company's retail customer base is diversified both geographically and by customer type. No single retail customer accounted for more than 1% of the Company's total revenues for the year ended December 31, 1996 or for the nine months ended September 30, 1997. The Company's sales and marketing efforts target high-volume residential consumers and small and medium-sized businesses. The Company believes that high-volume residential consumers are attracted to Telegroup's services because of its significant price savings as compared to first-tier carriers, its simplified price structure and its variety of service offerings. The Company believes that small and medium-sized businesses are attracted to Telegroup's services because of significant price savings compared to first-tier carriers, and because of its personalized approach to customer service and support, including its local presence, customized billing and enhanced service offerings.

  Wholesale Customers. Telegroup's wholesale marketing targets second- and third-tier international and telecommunications providers. The Company currently provides wholesale services to a total of 26 customers, of which 24 are U.S.-based providers and two are international providers. The Company believes that long distance services, when sold to telecommunications carriers and other resellers, are generally a commodity product with the purchase decision based primarily on price. Sales to these other carriers and resellers help the Company maximize the use of its network and thereby minimize fixed costs per minute of use.

  For the nine months ended September 30, 1997, one wholesale customer in Hong Kong accounted for approximately 12% of the Company's total revenues. Substantially all of the services provided by the Company to this customer consist of call-reorigination services. The initial term of the Company's agreement with the Hong Kong Customer expires in October 1998, automatically renews for one year periods, and may be terminated by the Hong Kong Customer if it determines in good faith that the services provided pursuant to the agreement are no longer commercially viable in Hong Kong. If the Company loses its rights under its PNETS license and/or if it is unable to provide call-reorigination services in Hong Kong on either a retail or wholesale basis, such action could have a material adverse effect on the Company's business, financial condition and results of operations. Similarly, a material reduction in the level of services provided by the Company to the Hong Kong Customer or a termination of the Company's agreement with the Hong Kong Customer could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, China resumed sovereignty over Hong Kong as of July 1, 1997. See "Risk Factors--Substantial Government Regulation--The Pacific Rim."

SALES, MARKETING AND CUSTOMER SERVICE

  Telegroup's global sales, marketing and customer service organization consists of Country Coordinators, independent agents and an internal sales force who market Telegroup's services and provide customer service in local languages and in accordance with the cultural norms of the countries in which they operate. The Company's local sales, marketing and customer service organization allows the Company to continually monitor changes in each market and quickly modify service and sales procedures in response to market changes. Since its inception, Telegroup's sales, marketing and customer service strategy has been based on providing its network of agents and salespeople with the systems, technology and infrastructure to attract and support customers as efficiently as possible.

  Global Independent Agent Network. Telegroup's international market penetration has resulted primarily from the sales activities of independent agents compensated on a commission-only basis. As of November 30, 1997, Telegroup had approximately 1,375 independent agents located worldwide. The use of independent agents has allowed the Company to limit marketing expenses and customer acquisition costs. See "Risk Factors--Dependence on Independent Agents; Concentration of Marketing Resources."

  The Company's agreements with its independent agents typically provide for a two-year term and require the agents to offer the Company's services at rates prescribed by the Company and to abide by the Company's marketing and sales policies and rules. Independent agent compensation is paid directly by the Company and is based exclusively upon payment for the Company's services by customers obtained for Telegroup by the independent agents. The commission paid to independent agents ranges between five to twelve percent of revenues received by the Company and varies depending on individual contracts, the exclusivity of the agent and the type of service sold. Independent agents are responsible for up to 40% of bad debt attributable to customers they enroll. The Company's agreements with its independent agents typically provide that the agents have no authority to bind Telegroup or to enter into any contract on the Company's behalf.

  Country Coordinators. In significant international markets, Telegroup appoints Country Coordinators. Country Coordinators are typically self-financed, independent agents, with contracts that bind them exclusively to Telegroup. Country Coordinators also have additional duties beyond marketing Telegroup services, including the responsibility in a country or region to coordinate the activities of Telegroup independent agents, including training and recruitment, customer service and collections. As of November 30, 1997, Telegroup had 28 Country Coordinators who were responsible for sales, marketing, customer service and collections in 72 countries. Telegroup has begun to vertically integrate its sales, marketing and customer service operations by opening offices in Germany and the U.K. which provide the services of a Country Coordinator and, in August 1996, acquired the business operations of its Country Coordinator in France.

  Country Coordinators offer the Company's services at rates prescribed by the Company, and enforce standards for all advertising, promotional, and customer training materials relating to Telegroup's services that are used or distributed in the applicable country or region. Country Coordinators review all proposed marketing or advertising material submitted to them by the independent agents operating in their country or region and ensure such agents' compliance with the Company's standards and policies. The Company's agreements with its independent Country Coordinators typically have a two-year term and include an exclusivity provision restricting the Country Coordinator's ability to offer competing telecommunication services. Such agreements typically entitle the Country Coordinator to an override based on a percentage of revenues collected by Telegroup from customers within the Country Coordinator's country or region, as well as a commission similar to the commission paid to independent agents with respect to customers obtained directly by the Country Coordinator. The Company's agreements with its Country Coordinators typically provide that the agents have no right to enter into any contract on Telegroup's behalf or to bind Telegroup in any manner not expressly authorized in writing. See "Risk Factors--Dependence on Independent Agents" and "--Agreements with Independent Agents."

  Internal Sales Department. In early 1993, Telegroup began the development of an internal sales force which, as of September 30, 1997, numbered 34 persons, including 31 in the U.S. and one each in Germany, France and the United Kingdom. The internal sales department, which is fully dedicated to marketing Telegroup's services, provides increased control over existing customers and enables the Company to quickly test new products and implement special marketing campaigns. For the nine months ended September 30, 1997, Telegroup's internal sales department was responsible for generating approximately 41.0% of the Company's revenues from U.S. retail customers, with the balance being generated by independent agents in the U.S. Internal sales representatives are compensated by means of a base salary and a commission which varies depending upon the type of services sold.

  The Internet. In March 1995, Telegroup implemented an aggressive program to use the World Wide Web as a marketing, order entry, and information distribution tool. The Company currently processes approximately 90% of orders submitted by its independent agents through its Web-based RepLink order entry system. RepLink allows for customer provisioning in approximately 30 minutes and provides agents with real-time access to customer information. In addition, the Company's World Wide Web site provides a central source of information about Telegroup, easily accessible to Telegroup's agents and prospective customers around the world.

  Customer Service. Telegroup is committed to providing its customers with high-quality customer service, provided in the local language and in accordance with local cultural norms. As of September 30, 1997, Telegroup directly provided customer service to customers in 107 countries, 24 hours a day, 365 days a year, from its headquarters in Fairfield, Iowa. In addition, Telegroup currently has 28 Country Coordinators, each of whom maintains a customer service office. These offices provide customer support to Telegroup's customers in 72 countries.

  Customer service offices are equipped with Telegroup customer service and sales support systems for use in the country or region. Customer service representatives can access the Company's "RepLink" order entry system and Integrated Databases ("IDB"), a customer information database. See "Management Information Systems." These systems facilitate and expedite customer provisioning and changes to customer account information. In addition, selected customer service offices are connected to Telegroup's Fairfield, Iowa headquarters by high-speed frame relay data links which provide real-time access to the Company's central databases.

SERVICES

  Telegroup offers a broad array of telecommunications services through the TIGN and through interconnections with the networks of other carriers. While the Company offers a broad range of telecommunications services in each of its markets, the services offered in a particular market vary depending upon regulatory constraints and local market demands. In order to create a global brand identity, the Company markets its products primarily under the Spectra or Global Access brands in virtually all of its markets. The Company currently offers the following services:

    International Long Distance. The Company provides international voice services to its customers in over 180 countries. On a market-by-market basis, access methods required to originate a call vary according to regulatory requirements and the existing national telecommunications infrastructure. The Company's call-reorigination services are available in all of its markets, generally under the brand name Global Access CallBack. Telegroup is actively migrating customers to Global Access Direct service, which is currently available through TIGN switches located in Hong Kong, France, the U.K. and the Netherlands. Global Access Direct provides Telegroup customers call-through service, which includes the provision of long distance service through conventional international long distance or through a "transparent" form of call-reorigination.

    National Long Distance. The Company currently provides national long distance service in the United States and Australia. The Company also expects to provide national long distance service in New Zealand and the U.K. by the end of 1997.

    Prepaid (Debit) and Postpaid Calling Cards. The Company's prepaid (debit) and postpaid Global Access Telecard may be used by customers for international telephone calls from more than 60 countries to substantially all other countries in the world. These calling cards also enable the Company's customers to access Telegroup's enhanced services.

    Toll-free Services. The Company currently provides domestic toll-free services within the United States under its Spectra 800 brand, and toll-free services for calls to overseas businesses which are originated in the United States and Canada, under its Global Access 800 brand.

    Enhanced Services. Telegroup's enhanced services include fax store and forward, fax-mail, voice-mail, and call conferencing.

    Wholesale Services. In addition to retail services, the Company provides international and national call termination services and enhanced services on a wholesale basis to switch-based telecommunications carriers in the United States, the Pacific Rim and Europe. Such wholesale arrangements typically involve the purchase of transmission services on a per-minute basis, with rates varying according to the destination country and the time of day the call is placed.

  Telegroup constantly evaluates potential new service offerings in order to increase customer retention and loyalty, and increase usage of the Company's services. New services the Company expects to introduce in selected markets in 1998 include:

    Internet Access Services. The Company intends to offer switched and dedicated access to the Internet for use by commercial and residential customers. These services may be offered on a direct connection to the Internet or on a resale basis. Once connected to the Internet, customers will be able to access services provided by others, such as World Wide Web browsing, electronic mail, news feeds and bulletin boards.

    Resold Local Switched and Switchless Service. The Company intends to provide local service on a resale basis in the United States, subject to commercial feasibility and regulatory limitations.

    Mobile Resale. The Company intends to offer its customers resold mobile telecommunications services in the United States and other selected markets.

    Integrated Voice-Mail, E-Mail and Fax-Mail. Integrated services enable customers to convert e-mail and facsimile data to audio text and to receive voice-mail messages in writing. The Company intends to offer its customers integrated voice-mail, e-mail and fax-mail through the TIGN in all countries where the Company's international telecommunications services are available.

  There can be no assurance that the Company will be able to launch such services or that, if launched, such services will be successful.

NETWORK AND OPERATIONS

  The TIGN employs digital switching and fiber-optic technologies, runs on proprietary software developed by Telegroup and is supported by comprehensive monitoring and technical services at the Company's Network Operations Center in Iowa City, Iowa. The TIGN also employs Telegroup's proprietary distributed intelligent network architecture, enabling Telegroup to transmit customer-specific information among its switches almost instantaneously over redundant high-speed frame relay data networks.

  Through the TIGN, Telegroup is able to deliver an expanded set of enhanced services which may not be available from the ITO in a particular country. The availability of these enhanced services enables Telegroup to attract a wider base of small to medium-sized business customers. In addition, the network provides the Company with more efficient call routing and cost savings by means of reduced circuit charges.

  History of the TIGN. In 1992, the Company installed its first Harris switch at its main office in Fairfield, Iowa primarily to serve as a PBX for internal Company purposes. Since 1992, Telegroup has invested substantial resources in developing the TIGN and related business operations. In 1993, the Company installed a switch in New York City to handle call-reorigination service for retail customers. In 1994, the Company installed a Harris switch in London to provide call-reorigination services for intra-European calls and leased a private data line for call setup and to transfer call detail reports from the U.K. switch to the New York switch. In February 1995, Telegroup entered into an operating agreement with AT&T-Canada (formerly Unitel) providing for correspondent traffic termination rights.

  In July 1995, the Company installed its first enhanced services switch at the New York switch site to provide post-paid card services for domestic and international customers in 40 countries. Also in 1995, Telegroup opened a new office in Iowa City, Iowa to house the Network Operations Center and switch development and deployment teams.

  In February 1996, the Company installed its first Excel switch in Hong Kong in addition to an identical mated switch in New York to provide Global Access Direct service to Hong Kong customers using transparent call-reorigination. In May 1996, Telegroup began to utilize the existing Harris switch at the main office to receive incoming call-reorigination calls from international customers. In September 1996, the Company installed a DMS-250 switch in New York. The DMS-250 switch was connected via T-1 lines to other carriers whereby

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wholesale traffic was brought in to the DMS-250 switch and then routed to other carriers for international termination. In August 1996, the Company installed a Harris switch in Amsterdam incorporating proprietary software developed by the Telegroup Intelligent Network Department to provide Global Access Direct service to international customers.

  In January 1997, the Company installed another pair of Excel switches in Hong Kong and New York, linked by the existing data network. Shortly thereafter, TIGN switches were installed in France and Australia, opening those markets to Global Access Direct services. At the same time, the Company acquired an interest in the CANTAT-3 Trans-Atlantic circuit between New York and London.

  Current Network Architecture. As of December 15, 1997, the TIGN consisted of
(i) the central NOC, (ii) 19 operational Excel, NorTel or Harris switches in New York City, Jersey City, New Jersey, London, Paris, Amsterdam, Zurich, Copenhagen, Frankfurt, Hong Kong, Sydney, Tokyo and Milan, (iii) five enhanced services platforms in New York, Hong Kong, London, Paris and Sydney, (iv) owned and leased fiber-optic cable links connecting its New York and New Jersey switches to its switches in London, Amsterdam, Sydney and Los Angeles, and its London switches to its switches in Paris and Amsterdam, and (v) leased parallel data transmission capacity connecting Telegroup's switches to each other and to the networks of other international and national carriers. The Company intends to further develop the TIGN by upgrading existing facilities and by adding switches and transmission capacity principally in and between major markets where the Company has already established a substantial customer base. See "--Business Strategy."

  In markets in which the Company believes it is not optimal to own or lease network facilities, the Company typically enters into agreements to resell the facilities of other carriers. The Company purchases switched minute capacity from various carriers and depends on such agreements for termination of traffic from the TIGN. The Company is also a reseller of other carriers' national long distance services. As a result of the Company's strategic relationship with AAPT in 1997, the Company is a reseller of Australian national long distance services. In other markets, the Company works with multiple national long distance carriers in an effort to ensure that the pricing and service on each route are the best available and that the Company can provide an integrated long distance service to its customers. The Company believes that the opportunities for resale will become increasingly attractive as countries deregulate and grant additional carrier licenses, and competitive pressures force carriers to find alternative sources of distribution. See "Risk Factors--Dependence on Telecommunications Facilities Providers."

  In general, the Company relies upon other carriers' networks to provide redundancy in the event of technical difficulties on the TIGN. The Company believes that the strategy of using other carriers' networks for redundancy is currently more cost-effective than purchasing or leasing its own redundant capacity. To the extent that the traffic over the TIGN exceeds the Company's transmission capacity, the Company typically routes overflow traffic over other carriers' networks, which may result in reduced margins on such calls.

  The TIGN's Distributed Intelligent Network Architecture. Most telecommunications companies operate their networks using software developed by switch manufacturers. Consequently, switch software typically cannot be modified or improved except by the switch manufacturer, which can result in significant expense and delay. Through its Intelligent Network Department, consisting of approximately 80 full-time employees, Telegroup develops and continuously refines its proprietary TIGN software, enabling the Company to purchase flexible, open-architecture switching hardware into which it incorporates such software.

  TIGN Competitive Advantages. The TIGN platform is designed to provide a highly reliable, flexible and cost-effective network for processing calls and delivering enhanced services. The design of the TIGN achieves the principles established for Advanced Intelligent Networks ("AIN") specified by the ITU. The TIGN platform provides significant competitive advantages over voice networks of other providers. These advantages include:

  . Distributed intelligence. The TIGN voice network is configured in parallel with a frame relay data network for call setup and the sharing of customer data among the TIGN switches. All customer

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

     information such as current usage, credit limits, language selections, waiting voice-mail and faxes, and speed numbers are distributed and available throughout the TIGN.

  . Rapid deployment of new services and features. The TIGN software allows enhancements to existing services and new services to be quickly developed and tested with minimal impact to existing software. Enhancements to existing services can be added in days rather than months and new services can be developed and tested in a few weeks rather than many months or even years required by other network designs.

  . Cost benefits versus conventional switching platforms. The switching matrix employed within the TIGN platform consists of two redundant Excel LNX switches, each with 2000 voice ports--one actively controlling call processing and one in hot standby mode. This latest generation in switching equipment from Excel provides a cost-per-port which is less expensive than that found on larger, traditional switching equipment used by conventional voice service providers.

  . Flexible and adaptive signaling. Because of the many national and carrier-specific variants on the international signaling protocol such as ISDN and CCS7, one of the largest problems faced by international carriers and voice service providers has been interconnecting to the national ITOs. The TIGN software has been designed to take advantage of the open architecture on the Excel LNX switches to facilitate compatibility with various international signaling protocols.

MANAGEMENT INFORMATION SYSTEMS

  Telegroup believes that reliable, sophisticated and flexible billing and information systems are essential to remain competitive in the global telecommunications market. Accordingly, the Company has invested substantial resources to develop and implement information systems. As the Company continues to grow, it will need to invest additional capital to enhance and upgrade its operating systems in order to meet its provisioning, billing, costing and collection requirements. See "Risk Factors--Dependence on Effective Management Information Systems."

  The Company's information systems include (i) RepLink, an Internet Web-based global order entry system; (ii) the IDB which stores client information using client server architecture; (iii) a Small Business Technologies ("SBT") accounting system; (iv) a proprietary customer billing system; and (v) a proprietary call costing and reconciliation system which was substantially implemented in June 1997. The Company has initiated activity to replace its SBT accounting, IDB, and billing systems using commercially available software provided by Saville Systems, and PeopleSoft with completion planned for the next 12 months. The Company anticipates that it will also enhance, upgrade or replace its commissions and possibly other systems in the next 9 to 15 months.

  RepLink Order Entry System. The Company has developed RepLink, a unique World Wide Web interface, primarily for its independent agents to send customer information to the Company for fully automated provisioning. First implemented in 1995, RepLink has reduced the average interval required to provision a new customer from most countries to an average of 30 minutes or less. Customer information is entered by the agent and screened during the provisioning process to ensure data quality and accuracy. Agents can also receive monthly usage reports, commission reports, and reports on new products and features through RepLink.

  IDB Customer Database. The IDB is the Company's integrated database for all customer and service information. The IDB can be accessed through the IDB custom user interface, which allows the Company's customer service and sales support staff to maintain customer records and provide customer service. The IDB interface also allows limited access to a customer's financial information which is stored in the Company's SBT accounting system. Customer order information is transferred directly from RepLink into the IDB. After final data is reviewed, the customer is provisioned for the services requested by the agent. Each hour, all provisioning information for Global Access services flows automatically to the Company's switches. Several times each day, provisioning information for Spectra services is transferred electronically to the Company's underlying carriers.


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

  SBT Accounting System. SBT, a modifiable, multi-user database accounting software, provides the Company with the flexibility to create custom accounting modules to support various accounting needs. All of SBT's accounting products perform real-time posting and provide custom file browsers. The IDB and SBT systems are linked by use of an open server through which information is freely exchanged. Since the Company's new billing system software is compatible with SBT, financial information is able to flow easily between the two systems without manual intervention.

  Billing System. The Company's new billing system streamlines and automates a number of billing processes, including worldwide call detail data collection. A call detail report ("CDR"), an itemized record of the activity which occurs at a particular switch location, is downloaded and used in the generation of customer invoices. The entire process of CDR import, matching and rating is now combined into a single process, eliminating manual intervention. The Company is able to review and analyze the CDR to ensure the accuracy of customer bills and detect errors. Monthly customer invoices are created, printed and mailed from the Company's facilities in Fairfield, Iowa.

  Call Costing and Reconciliation System. To ensure that costs charged to the Company by its carriers are accurate, the Company has developed a call costing and reconciliation system which was substantially implemented in June 1997. This system is designed to reconcile the Company's CDRs against invoices that the Company receives from its underlying carriers. Each carrier invoice will be compared for total calls, total duration, total cost, and the Telegroup rated cost. All discrepancies will be logged and an audit for the carrier/day combinations that show discrepancies will be scheduled to examine the details of the discrepancies between the Company's data and the carrier's data. See "Risk Factors--Dependence on Effective Management Information Systems."

  The Company believes that this suite of management information systems, coupled with continued enhancements and additions, will enable the Company to effectively provision and bill customers, produce accurate financial reports and control costs.

COMPETITION

  The international and national telecommunications industry , estimated to reach $1 trillion in 1998, is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, Internet access providers, electric and other utilities with rights of way, railways, microwave carriers and large end users which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of high-volume residential consumers and small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors.

  The Company's larger competitors include AT&T, MCI, Sprint, WorldCom, Frontier and LCI in the United States; France Telecom in France; PTT Telecom B.V. in the Netherlands; Cable & Wireless plc, BT, AT&T, WorldCom, Sprint and ACC Corp. in the United Kingdom; Deutsche Telecom in Germany; Swiss PTT in Switzerland; Telia AB and Tele-2 in Sweden; HKTI in Hong Kong, Telstra and Optus in Australia; and KDD, IDC and ITJ in Japan. The Company competes with numerous other long distance providers, some of which focus their efforts on the same customers targeted by the Company. In addition to these competitors, recent and pending deregulation in various countries may encourage new entrants. For example, as a result of the recently enacted 1996 Telecommunication Act in the United States, once certain conditions are met, RBOCs will be allowed to enter the domestic long distance market in their exchange territories, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. Moreover, while the recently completed WTO Agreement could create opportunities for the Company to enter new foreign markets, implementation of the accord by the United States could result in new competition from ITOs previously banned or limited from providing services in the United States. Increased competition in the United States as a result of the foregoing, and other competitive developments, including entry by Internet service providers into the long-distance market, could have an adverse effect on the Company's business, financial condition and results of operations. In addition, many smaller carriers have emerged, most of which specialize in offering international telephone services utilizing dial up access methods, some of which have begun to build networks similar to the TIGN. See "The Global Telecommunications Industry."

  The long distance telecommunications industry is intensely competitive and is significantly influenced by the pricing and marketing decisions of the larger industry participants. In the United States, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, the Company's domestic customers can switch carriers at any time. The Company believes that competition in all of its markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as such non-United States markets continue to experience deregulatory influences. In each of the countries where the Company markets its services, the Company competes primarily on the basis of price (particularly with respect to its sales to other carriers), and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. There can be no assurance that the Company will be able to compete successfully in the future. The Company anticipates that deregulation and increased competition will result in decreasing customer prices for telecommunications services. The Company believes that the effects of such decreases will be at least partially offset by increased telecommunications usage and decreased costs as the percentage of its traffic transmitted over the TIGN increases. There can be no assurance that this will be the case. To the extent this is not the case, there could be an adverse effect on the Company's margins and financial profits, and the Company's business, financial condition and results of operations could be materially and adversely effected.

  The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as PCS. The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

GOVERNMENT REGULATION

  Overview. The Company's provision of international and national long distance telecommunications services is heavily regulated. Many of the countries in which the Company provides, or intends to provide, services prohibit or limit the services which the Company can provide, or will be able to provide and the transmission methods by which it can provide such services. For example, in the United States, the Company plans to engage in the resale of international private lines for the provision of switched communications services pursuant to an authorization ("Section 214 Private Line Authorization") under Section 214 of the Communications Act. Certain rules of the FCC currently prohibit the Company from (i) transmitting calls routed over the Company's leased line between the United States and the United Kingdom onward over international leased lines to certain foreign locations or (ii) transmitting calls from certain European countries over international leased lines and then onward over its leased line between the United States and the United Kingdom. If a violation of FCC rules concerning resale of international private line service were found to exist, the FCC could impose sanctions and penalties, including revocation of the
Section 214 Private Line Authorization. FCC restrictions thus materially limit the optimal and most profitable use of the Company's leased line between the United States and the United Kingdom.

  In addition, the Company provides a substantial portion of its customers with access to its services through the use of call-reorigination. Revenues attributable to call-reorigination represented 76.6% of the Company's revenues in fiscal year 1996 and 75.5% of the Company's revenues for the nine months ended September 30, 1997, and are expected to continue to represent a significant but decreasing portion of the Company's revenues. A substantial number of countries have prohibited certain forms of call-reorigination as a mechanism to access telecommunications services. This has caused the Company to cease providing call-reorigination services to customers in Bermuda, the Bahamas, the Philippines, and the Cayman Islands, and may require it to do so with respect to customers in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the ITU and/or the FCC claiming that the laws in 79 countries prohibit call-reorigination. While the Company provides call-reorigination services in substantially all of these countries, no single country within this group accounts for more than [2%] of the total revenues of the Company for the nine months ended September 30, 1997. There can be no assurance that other countries where the Company derives material revenue will not prohibit call-reorigination in the future. To the extent that a country with an express prohibition against the provision of call-reorigination using uncompleted call signaling is unable to enforce its laws against a provider of such services, it can request that the FCC enforce such laws in the United States by, for example, requiring a provider of such services to cease providing call-reorigination services using uncompleted call signaling to such country or by revoking such provider's FCC authorizations. Twenty-nine countries have formally notified the FCC that call-reorigination services violate their laws. The Company provides call-reorigination in 28 of these countries, which accounted for 7.9% of the Company's total revenues for the nine months ended September 30, 1997. Two of the 29 countries have requested assistance from the FCC in enforcing their prohibition on call-reorigination. Neither of these two countries accounted for more than 2% of the Company's consolidated revenues for the nine months ended September 30, 1997. The FCC has held that it would consider enforcement action against companies based in the United States engaged in call-reorigination by means of uncompleted call signaling to customers in countries where this activity is expressly prohibited. The FCC recently ordered several U.S. carriers to cease providing call-reorigination services using uncompleted call signalling to customers in the Philippines and allowed the complaining party to seek damages. The FCC has been asked to reconsider its decision. There can be no assurance that the FCC will not take additional action to limit the provision of call-reorganization services. Enforcement action could include an order to cease providing call-reorigination services in such country, the imposition of one or more restrictions on the Company, monetary fines or, in extreme circumstances, the revocation of the Company's Section 214 Switched Voice Authorization, and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation--United States."

  Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. For example, EU member states have inconsistently and, in some instances, unclearly implemented the Full Competition Directive under which the Company provides certain voice services in Western Europe. As a result, some EU member states may limit, constrain or otherwise adversely affect the Company's ability to provide certain services. There can be no assurance that certain EU member states will implement, or will implement consistently, the Full Competition Directive, and either the failure to implement or inconsistent implementation of such directives could have a material adverse effect on the Company's business, financial condition and results of operations.

  Additionally, there can be no assurance that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation."

  The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes, upon consultation with counsel, to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's strategy may result in the Company's (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals or make filings subsequently found to be required under such laws or regulations. Where the Company is found to be or otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it typically seeks to modify its operations or discontinue operation so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations regardless of whether such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it.

  A summary discussion of the regulatory frameworks in certain geographic regions in which the Company operates or has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture.

  United States. The Company's provision of international service to, from, and through the United States is subject to regulation by the FCC. Section 214 of the Communications Act requires a company to make application to, and receive authorization from, the FCC to, among other things, resell telecommunications services of other U.S. carriers with regard to international calls. In May 1994, the FCC authorized the Company, pursuant to the Section 214 Switched Voice Authorization, to resell public switched telecommunications services of other U.S. carriers. The Section 214 Switched Voice Authorization requires, among other things, that services be provided in a manner that is consistent with the laws of countries in which the Company operates. As described above, the Company's aggressive regulatory strategy could result in the Company's providing services that ultimately may be considered to be provided in a manner that is inconsistent with local law. If the FCC finds that the Company has violated the terms of the Section 214 Switched Voice Authorization, it could impose a variety of sanctions on the Company, including fines, additional conditions on the Section 214 Switched Voice Authorization, cease and desist or show cause orders, or the revocation of the Section 214 Switched Voice Authorization, the latter of which is usually imposed only in the case of serious violations. Depending upon the sanction imposed, such sanction could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation."

  In order to conduct a portion of its business involving the origination and termination of calls in the United States, the Company uses leased lines. The Company's Section 214 Private Line Authorization permits the Company to resell international private lines interconnected to the PSTNs in the United States and the United Kingdom, for the purpose of providing switched telecommunications services. However, the FCC imposes certain restrictions upon the use of the Company's private line between the United States and the United Kingdom. The Company may route over the private line switched traffic originating in the United States or in the United Kingdom and terminating in the United States or the United Kingdom. The Company may also route over the private line switched traffic originating in the United States or the United Kingdom and sent to third countries via the switched services of a carrier in the United States or the United Kingdom by taking such services at published rates. Similarly, the Company may route over the private line calls that originate in a third country over an ITO's tariffed switched services and terminate in the United States or the United Kingdom. The Company may not route traffic to or from the United States over the private line between the United States and the United Kingdom if such traffic originates or terminates in a third country over a private line between the

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United Kingdom and such third country, if the third country has not been found by the FCC to offer "equivalent" resale opportunities. The Company is currently not routing U.S.-originated traffic to or U.S. terminated traffic from non-"equivalent" countries via private lines. To date, the FCC has found that only Canada, the United Kingdom, Sweden, New Zealand and Australia offer such opportunities. Recently, the FCC held that carriers will be permitted to route switched traffic over private lines between the United States and any country that is a member of the WTO and also where the local ITO generally charges U.S. carriers at or below an FCC-determined rate for terminating the U.S. carriers' traffic. The FCC also held that carriers may route over private lines between such countries switched traffic originating in the United States and sent to third countries via the switched services of a carrier in these countries by taking such services at published rates. Similarly, the Company may route over the private lines traffic that originates in a third country over an ITO's switched services and terminate in the United States. The
Company believes that, when the FCC's decision becomes effective, the Company will also be permitted to route switched traffic over international private lines initially between the United States and Denmark, Germany, France, Luxembourg, the Netherlands, and Norway. Following implementation of the Full Competition Directive by EU member states, the FCC may authorize the Company to originate and terminate traffic over its private line between the United States and such carriers and over an additional private line pursuant to ISR authority to additional member states. However, there can be no assurance that the FCC will take such action.

  The Company also owns capacity in international facilities to provide some services, and may in the future acquire additional interests in international facilities. The Company has a Section 214 facilities authorization to provide services over international facilities between the United States and all countries other than Cuba. The Company is also required to conduct its facilities-based international business in compliance with the FCC's ISP. The ISP establishes the permissible arrangements for U.S. based facilities-based carriers and their foreign counterparts to settle the cost of terminating each other's traffic over their respective networks. One of the Company's arrangements with foreign carriers is subject to the ISP and it is possible that the FCC could take the view that this arrangement does not comply with the existing ISP rules. See "The Global Telecommunications Industry-- International Switched Long Distance Services--Operating Agreements." If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or revoke or suspend its FCC authorizations. See "Risk Factors--Recent and Potential FCC Actions." Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company is required to file and has filed with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. Notwithstanding the foregoing requirements, to date, the Company has not filed with the FCC certain commercially sensitive carrier-to-carrier customer contracts. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, or fails to file with the FCC carrier-to-carrier agreements, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's provision of domestic long distance service in the United States is subject to regulation by the FCC and relevant state PSCs, which regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over cost justification for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. The Company has filed domestic long distance tariffs with the FCC. The October 29, 1996 Order eliminated the requirement that non-dominant interstate carriers, such as the Company, maintain FCC

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

tariffs. However, on February 13, 1997, the DC Circuit ruled that the FCC's order will be stayed pending judicial review of the appeals. Should the appeals fail and the FCC's order become effective, the Company may benefit from the elimination of FCC tariffs by gaining more flexibility and speed in dealing with marketplace changes. However, the absence of tariffs will also require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims arising because the rights of the parties are no longer clearly defined. The Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service. Telegroup has the authorizations required or is not required to obtain authorization to provide service in 47 states, and has filed or is in the process of filing required tariffs in each state that requires such tariffs to be filed. The Company has complied or is in the process of complying with certain reporting requirements imposed by state PSCs in each state in which it conducts business. Any failure to maintain proper federal and state tariffing or certification or to file required reports or otherwise to comply with FCC or state requirements could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier.

  To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from LECs or CLECs. Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. On May 16, 1997, the FCC released an order making significant changes in the access service rate structure. Some of the changes may result in increased costs to the Company for the "transport" component of access services, although other revisions of the order likely will reduce other access costs. Some issues in the FCC proceeding have not yet been resolved, including a proposal under which LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, the FCC has recently announced actions to implement the 1996 Telecommunications Act that will impose new regulatory requirements including the requirement that all telecommunications service providers, including the Company, contribute some portion of their telecommunications revenues to a "universal service fund" designated to fund affordable telephone service for consumers, schools, libraries and rural health care providers. These contributions will become payable beginning in 1998 for all interexchange carriers. Although the FCC has not determined the precise amount of the contribution, the Company estimates at this time that it will constitute approximately 4% of its gross revenues from domestic end-user customers.

  In some instances, the Company may be responsible for city sales taxes on calls made within the jurisdiction of certain U.S. cities. The Company is implementing software to track and bill for this tax liability. However, the Company may be subject to sales tax liability for calls transmitted prior to the implementation of such tax software and not be able to collect reimbursement for such liability from its customers. While the Company believes that any such liability will not be significant, there can be no assurance that such tax liability, if any, will not have a material adverse effect on the Company's business, financial condition or results of operations.

  In November 1996, the FCC adopted rules that would require that interexchange companies offering toll-free access through payphones compensate certain payphone operators for customers' use of the payphone. On July 1, 1997 the United States Court of Appeals for the District of Columbia Circuit issued an opinion reversing in part the FCC's payphone orders. The Court ruled that the rate of $.35 per call was arbitrary and capricious and remanded the case to the FCC for further proceedings. The FCC issued a Second Report and Order on October 9, 1997, holding that interexchange carriers must compensate payphone owners at a rate of $.284 per call for all calls using their payphones. This compensation method will be effective from October 7, 1997 through October 7, 1999. After this time period, interexchange carriers will be required to compensate payphone owners at a market-based rate minus $0.066 per call. A number of carriers have appealed the Second Report and Order to the U.S. Court of Appeals for the D.C. Circuit or have sought FCC reconsideration of this order. Although the Company cannot predict the outcome of the FCC's proceedings on the Company's business, it is possible that such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

  The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company.

  Europe. In Europe, the regulation of the telecommunications industry is governed at a supra-national level by the EU (consisting of the following member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom), which is responsible for creating pan-European policies and, through legislation, has developed a regulatory framework to ensure an open, competitive telecommunications market. The EU was established by the Treaty of Rome and subsequent conventions and is authorized by such treaties to issue "directives." EU member states are required to implement these directives through national legislation. If an EU member state fails to adopt such directives, the European Commission may take action, including referral to the European Court of Justice, to enforce the directives.

  In 1990, the EU issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services, with the exception of Voice Telephony. The intended effect of the Services Directive was to permit the competitive provision of all services other than Voice Telephony, including value-added services and voice services to CUGs. However, as a consequence of local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations of the definition of prohibited Voice Telephony and permitted value-added and CUG services. Voice services accessed by customers through leased lines are permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as Voice Telephony, declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service, (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

  In March 1996, the EU adopted the Full Competition Directive containing two provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member states to abolish the ITOs' monopolies in Voice Telephony by 1998. The Full Competition Directive encouraged EU member states to accelerate liberalization of Voice Telephony. To date, Sweden, Finland, Denmark, the Netherlands and the United Kingdom have liberalized facilities-based services to all routes. Certain EU countries may delay the abolition of the Voice Telephony monopoly based on exemptions established in the Full Competition Directive. These countries include Spain
(1998), Portugal (2000), Ireland (January 1, 2000), Luxembourg (July 1, 1998) and Greece (2000).

  Each EU member state in which the Company currently conducts its business has a different regulatory regime and such differences are expected to continue beyond January 1998. The requirements for the Company to obtain necessary approvals vary considerably from country to country and are likely to change as competition is permitted in new service sectors. Except with respect to Voice Telephony and call-reorigination, the Company believes that, to the extent required, it has filed or will file applications, received comfort letters or obtained licenses from the applicable regulatory authorities.

  The Company may be incorrect in its assumptions that (i) each EU member state will abolish, on a timely basis, the respective ITO's monopoly to provide Voice Telephony within and between member states and other countries, as required by the Services Directive and the Full Competition Directive, (ii) deregulation will continue to occur and (iii) the Company will be allowed to continue to provide and to expand its services in the EU member countries. The European Commission has announced plans to initiate legal action against Belgium, Denmark, Germany, Greece, Italy, Luxembourg and Portugal for not implementing the Full Competition

Directive adequately. If the European Commission is not satisfied with the explanation given by these countries for their delay it may take action that ultimately could result in a decision by the European Court of Justice concerning whether these countries have violated the Full Competition Directive. The Company's provision of services in Western Europe may also be affected if any EU member state imposes greater restrictions on non-EU international service than on such service within the EU. There can be no assurance that EU member states will not adopt laws or regulatory requirements that will adversely affect the Company.

  United Kingdom. The Company owns and operates a switching facility in London that is connected to the UK international gateway by private line circuits leased by the Company from third parties. In the United Kingdom, the Company offers direct access and call-reorigination, as well as customized calling card and prepaid debit calling card services, and provides international call termination services to other telecommunications carriers and resellers on a wholesale switched minute basis. The Company's services are subject to the Telecommunications Act of 1984 (the "UK Telecommunications Act"). The Secretary of State for Trade and Industry (the "TI Secretary") is responsible for granting telecommunications licenses and the Director General of Telecommunications ("DGT") and his staff, known as the Office of Telecommunications ("Oftel"), the United Kingdom's telecommunications regulatory authority, are responsible for enforcing the conditions of such licenses. On May 6, 1997, the TI Secretary granted the Company an ISR license, which allows the Company to offer certain international and national long distance services utilizing international private leased circuits. The TI Secretary is considering replacing the ISR license with a new license applicable to a narrower scope of activities. The Company may have to apply for a new license if the TI Secretary replaces the ISR license and if the Company's activities fall within the scope of activities covered by the new license. The loss of the Company's license or the placement of significant restrictions thereon could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Substantial Government Regulation."

  To reduce transmission costs associated with leasing IPLCs owned by third parties and to provide additional capacity between the United States and United Kingdom, the Company has the option to acquire capacity on an IRU basis in a digital undersea fiber-optic cable for the transmission of traffic between its London switching facility and its international gateway switching center in New York. Before providing service over this capacity, the Company is required to apply to the TI Secretary to obtain an International Facilities License ("IF License") that would permit it to run international voice services over submarine cables in which it has an IRU interest. The British government has not placed any limit on the number of IF Licenses it will issue, but there can be no assurance that the Company will be granted an IF License. The Company's failure to obtain an IF License would prevent the Company from providing facilities-based services to and from the United Kingdom through its own facilities (e.g., by IRU), would adversely affect the Company's plans and ability to expand its operations, and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Netherlands. The regulation of telecommunications is currently controlled by the Onafhankelijke post-en telecommunicatie autoriteit ("OPTA"), an independent administrative authority. The Company presently owns and operates a switching facility in Amsterdam, which the Company intends in the future to connect by leased lines to its international gateway switching center in New York, subject to Dutch and FCC rules. To keep pace with competitors, the Company presently offers call-through services in the Netherlands. In particular, the Company has begun to provide a range of enhanced telecommunications services and switched voice services to business users, including to CUGs, by routing traffic via the switched networks of a competitor of the ITO.

  Germany. The regulation of the telecommunications industry in Germany is governed by Telekommunikations-gesetz, the Telecommunications Act of 1996 ("TKG"), which, with respect to most of its provisions, became effective in August 1996. Under the TKG, a license ("TKG License") is generally required by any person that: (i) operates transmission facilities for the provision of telecommunications services to the public; or (ii) offers Voice Telephony services to the public through telecommunications networks operated by such provider. While the TKG represents the final phase of the reform of the German telecommunications industry, the law will continue to protect the monopoly rights of Deutsche Telecom over the provision of Voice Telephony until January 1, 1998.


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

  In Germany, the Company is currently providing calling card services as well as traditional call-reorigination services (through answered or unanswered call signaling), and is migrating CUGs and other customers to call-reorigination services provided through Internet/X.25 data link signaling, to transparent call-reorigination and/or to forms of call-through other than transparent call-reorigination. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users, including to CUGs, by routing traffic via the international switched networks of competitors to the ITO. While the Company believes that it will not be found to be offering Voice Telephony prior to the expiration of the ITO's monopoly on such services, the Company has received no assurance from the ITO or from the respective regulatory authorities that this will be the case. It is possible that the Company could be fined, or that the Company would not be allowed to provide specific services, if the Company were found to be providing Voice Telephony before January 1, 1998, or after that date without obtaining a proper license, such actions could have a material adverse effect on the Company's business, financial condition and results of operations.

  In order to provide the Voice Telephony services to the public that the Company intends to provide after January 1, 1998, and expand its network switching facilities in Germany, the Company will be required to obtain a TKG License. Under the TKG, an applicant is entitled to the grant of a license subject to certain public policy considerations set forth in the statute. A license may be revoked if, among other things, continued effectiveness would be contrary to statutory public policy considerations. There can be no assurance that the Company will be able to obtain, or, if granted, thereafter maintain, a TKG License. The failure to obtain, or the loss of, a TKG License or the placement of significant restrictions thereon could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that any future changes in, or additions to, any existing or future German laws, regulations, government policy, court or administrative rulings regarding telecommunications will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Substantial Government Regulation--European Union."

  France. The Company currently provides call-reorigination services, including transparent call-reorigination. The Company is permitted to provide call-reorigination over the ITO's network in France without a license. Although it does not currently provide such services, under current law, the Company may lease circuits and provide switched voice services to CUGs in France without a license. Until January 1, 1998, the Company may not provide Voice Telephony to the public in France. The Company anticipates that it will migrate CUGs and other customers to forms of call-through other than call-reorigination prior to January 1, 1998. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users, including to CUGs, by routing traffic via the international switched networks of competitors to the ITO. While the Company believes that it will not be found to be offering Voice Telephony prior to the expiration of the ITO's monopoly on such services, the Company has received no assurance from the ITO or from the respective regulatory authorities that this will be the case. It is possible that the Company could be fined, or that the Company would not be allowed to provide certain services, if the Company were found to be providing Voice Telephony before January 1, 1998, or after that date without obtaining a proper license. Such actions could have a material adverse effect on the Company's business, financial condition and results of operations.

  A new telecommunications law, passed in 1996 to implement the Full Competition Directive, establishes a licensing regime and an independent regulator and imposes various interconnection and other requirements designed to facilitate competition. Depending on the establishment of rules to implement this new law, the Company expects to be in a position to expand its services to include, for example, all forms of call-through services in France which the Company expects to provide on a facilities-based or on a resale basis. After January 1, 1998, if it decides to provide switched voice services to the public, including call-through services, or to own facilities, the Company will have to apply for a license from the Minister of Telecommunications. There can be no guarantee, however, that the Company will be able to obtain necessary licenses, permits, or interconnection arrangements to fully take advantage of such liberalization. The lack of timely liberalization or the Company's inability to take advantage of such liberalization could have a material adverse impact on the Company's ability to expand its services as planned.

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

  Switzerland. In Switzerland, the Company is currently providing call-reorigination services, but anticipates that it will migrate CUGs and other customers to forms of call-through other than call-reorigination prior to January 1, 1998, the date on which full competition with the ITO will be permitted. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users, including to CUGs, by routing traffic via the international switched networks of competitors to the ITO. While the Company believes that it will not be found to be offering Voice Telephony prior to the expiration of the ITO's monopoly on such services, the Company has received no assurance from the ITO or from the respective regulatory authorities that this will be the case. It is possible that the Company could be fined, or that the Company would not be allowed to provide specific services, if the Company were found to be providing Voice Telephony before January 1, 1998, or after that date without obtaining a proper license, such actions could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's existing services are subject to the Federal Law on Telecommunications of June 21, 1991 ("LTC"). Although Switzerland is not an EU member state, the Swiss government has expressed its intention to maintain Swiss telecommunications regulations in line with EU directed liberalization. Towards that end, on October 1, 1996, the Swiss federal government published a draft law designed to increase competition in the telecommunications industry and to guarantee "universal" services for the entire Swiss population at reasonable prices. This draft law was approved by the Swiss Parliament on April 30, 1997 ("New LTC"). Upon deregulation of the Swiss telecommunications market and subject to FCC rules, the Company plans to expand operations in Switzerland through the installation of additional switching facilities in Zurich and other metropolitan areas of Switzerland connected via international private leased circuits ("IPLCs") to its international gateway switching center to provide international and national long distance services with switched and dedicated access. Under the New LTC, the Company would not be required to obtain a license unless it controls the infrastructure over which its services are carried. The new Federal decree adopted by the Swiss government on October 6, 1997 confirms this regulation; nevertheless, the government has indicated that a telecommunication provider using switchboard facilities may be required to obtain a license if the turnover achieved in Switzerland is more than CHF 10 million. Accordingly, the Company's provision of its existing or increased services may require the Company to obtain such a license. Furthermore, there can be no guarantee that the Company will be able to obtain any necessary license. See "Risk Factors--Substantial Government Regulation."

  Pacific Rim. Regulation of the Company varies in the Pacific Rim, depending upon the particular country involved. The Company's ability to provide voice telephony services is restricted in all countries where the Company provides service except Australia and New Zealand, although service between Australia or New Zealand and other countries may be constrained by restrictions in the other countries. In Australia and New Zealand, regulation of the Company's provision of telecommunications services is relatively permissive, although enrollment (in Australia) or registration (in New Zealand) with the regulator is required for ISR. The Company's Australian Subsidiary was enrolled in Australia as a Supplier of Eligible International Services under the Telecommunications Act 1991 (and now has the right to provide equivalent services under the Telecommunications Act 1997) and its Subsidiary in New Zealand has registered with the Ministry of Commerce as an International Service Operator under the Telecommunications International Services Regulations of 1995. Additionally, in Japan, the Company provides call-reorigination services but may not provide basic switched voice services to the public. The Company may, with a license, provide a broad array of value-added services, as well as limited switched voice services to CUGs. The Japanese government has indicated that it will permit carriers such as the Company to apply for ISR authority some time in 1997. In Hong Kong, the Company may provide call-reorigination under its existing license. A range of international telephone services, including the operation of an international gateway for all incoming and outgoing international calls, is provided in Hong Kong solely by HKTI, the ITO, pursuant to an exclusive license which will expire on October 1, 2006. However, the Hong Kong government has entered into discussions with HKTI concerning a possible early termination of its exclusive license. In all other Pacific Rim countries, the Company is strictly limited in its provision of public voice and value added services.

  While some countries in the Pacific Rim oppose call-reorigination, the Company generally has not faced significant regulatory impediments. China, Indonesia, and the Philippines have specifically informed the FCC that call-reorigination using uncompleted call signaling is illegal in those countries. Australia, New Zealand, Japan and Hong Kong permit call-reorigination.

  Australia. In Australia, the provision of the Company's services was subject to federal regulation pursuant to the Telecommunications Act 1991 of Australia (the "1991 Act") until June 30, 1997, and is now subject to federal legislation pursuant to the Telecommunications Act 1997 (the "1997 Act") and federal regulation of anticompetitive practices pursuant to the Trade Practices Act 1974. In addition, other federal legislation, various regulations pursuant to delegated authority and legislation, ministerial declarations, codes, directions, licenses, statements of Commonwealth Government policy and court decisions affecting telecommunications carriers also apply to the Company. There can be no assurance that future declarations, codes, directions, licenses, regulations, and judicial and legislative changes will not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Australian Telecommunications Authority ("AUSTEL"), Australia's federal telecommunications regulatory authority, had control until June 30, 1997 over a broad range of issues affecting the operation of the Australian telecommunications industry, including the licensing of carriers, the promotion of competition, consumer protection and technical matters. Under the 1997 Act, AUSTEL's authority is now divided between the Australian Communications Authority and the Australian Competition and Consumer Commission.

  The Company owns and operates a switch in Sydney that is connected to the New York international gateway switch via leased lines. On December 9, 1996, the Company's Subsidiary, Telegroup Network Services pty Limited, was enrolled as a Supplier of Eligible International Services ("Class License") under
Section 226 of the 1991 Act, which allowed the Company to resell national, local and long distance service, cellular service, and international service, including to engage an ISR. Under the 1991 Act, the Company's Australian Subsidiary was required to comply with the conditions of the Class License until the 1997 Act came into effect on July 1, 1997. Under the 1997 Act, the Company's Subsidiary is subject to certain service provider rules, including an obligation to provide certain operator services, directory assistance services and itemized billing for customers of the Subsidiary. It is currently expected that the Australian Government will allow additional carriers, including the Company, to own transmission facilities in July 1997. The Company is a carriage service provider under the 1997 Act, which entitles the Company to purchase IRUs for the Australian portion of the underseas fiber-optic cable between Sydney and New York, as well as Auckland, New Zealand. The Company will be required to comply with the rules applicable to carriage service providers. If the Company or its affiliate purchases or constructs a link between places in Australia (e.g., to provide an extension to its international services), it will be required to apply for a carrier license. It would then be subject to the terms of its own license and would be subject to greater regulatory controls such as in areas of regulation of connectivity, provision of access to service providers, land access and contributions to the net cost of universal service throughout Australia (to provide telecommunications services at reasonable prices to remote sections of that country) applicable to licensed facilities-based carriers.

  Although Australia is recognized by the FCC as an "equivalent" country, the Company is not authorized by the FCC to use the Australian ISR license between the U.S. and Australia, as is allowed in the United Kingdom, because the ITO does not currently charge U.S. carriers at or below an FCC-determined rate for terminating U.S. carrier's traffic. The Company anticipates receiving this authorization in February 1998. The FCC has granted the Company's request for a waiver allowing the Company to deviate from the existing FCC approved $0.22 per minute settlement rate and to contract at $0.05 per minute using leased lines, pursuant to an agreement with its Subsidiary in Australia. The Company has initiated service pursuant to this agreement.

  There can be no assurance that a change in government policy in relation to telecommunications or competition, or in the enforcement of the 1997 Act, will not have a material adverse effect on the Company's business, financial condition and results of operations. For example, there can be no assurance that the deregulatory process will proceed in accordance with the government's announced timetable. Any delay in such deregulatory process or in the granting of licenses to other entities interested in developing their own transmission facilities in Australia could delay potential price reductions anticipated in a more competitive marketplace, thereby delaying the Company's access to potentially less expensive transmission and access facilities.

  Hong Kong. The Company acts as a wholesale carrier in Hong Kong, utilizing its switch colocated at the business premises of one or more of the local carriers licensed at Fixed Telecommunications Network Service ("FTNS") operators in Hong Kong to provide international services to such FTNS providers. The Company carries a substantial amount of such FTNS operators' international traffic on a transparent call-reorigination basis. The Company operates under a PNETS license granted in 1995 and renewable on an annual basis. The Company's PNETS license was most recently renewed in March 1997. The Company's PNETS license will likely be renewed unless there has been a material breach of one of the license conditions.

  The telecommunications market in Hong Kong for the provision of public telephone services can be categorized into two primary areas: international long distance services and local telephone services. HKTI currently holds an exclusive license until September 30, 2006 to provide a variety of international services including the right to operate an international gateway for the handling of all outgoing and incoming international calls. However, there have been reports in the Hong Kong press in recent months of talks between the Hong Kong Government and HKTI over the possibility of HKTI relinquishing its monopoly on a range of international telecommunications services (including public international long distance calls) by terminating its existing exclusive license, as early as 1999, which is not due to expire until October 1, 2006.

  Prior to June 1995, the Hong Kong Telephone Company Limited was the sole operator of local fixed network telephone services. Subsequently, the market was liberalized and the Hong Kong government granted licenses to Hutchison, New World and New T&T Hong Kong Limited to provide fixed local telephone network services. Each of the four fixed local telephone network operators each currently hold a FTNS license issued by the Hong Kong government. The Company plans to apply for a FTNS license if and when the Hong Kong government decides to grant additional FTNS licenses, which, the Hong Kong government has indicated, will be no earlier than 1998. Despite the fact that HKTI has the exclusive right under its license to provide international telephone services, all three of the other local fixed network operators have in recent years gained a significant share of the international long distance call market (approximately 30% to 40% according to the Company's estimates) by utilizing U.S. and Canada-based call-reorigination services. See "Risk Factors-- Substantial Government Regulation" and "The Global Telecommunications Industry--Competitive Opportunities and Advances in Technology."

  There can be no assurance that China will continue the existing licensing regime with respect to the Hong Kong telecommunications industry. There is also no assurance that China will continue to implement the existing policies of the Hong Kong government with respect to promoting the liberalization of the Hong Kong telecommunications industry in general, including the policy allowing call-reorigination, which is currently prohibited in China. For the nine months ended September 30, 1997, one wholesale customer in Hong Kong accounted for approximately 12% of the Company's total revenues. Substantially all of the services provided by the Company to this customer consist of call-reorigination services. The initial term of the Company's agreement with the Hong Kong Customer expires in October 1998, automatically renews for one-year periods, and may be terminated by the Hong Kong Customer if it determines in good faith that the services provided pursuant to the agreement are no longer commercially viable in Hong Kong. If the Company loses its rights under its PNETS license and/or if it is unable to provide international telecommunications services in Hong Kong on a wholesale basis, such action could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a material reduction in the level of services provided by the Company to the Hong Kong Customer, or a termination of the Company's agreement with the Hong Kong Customer, could have a material adverse effect on the Company's business, financial condition and results of operations.

  Japan. The Company owns and operates a switch in Tokyo. In Japan, the Company offers traditional call-reorigination services, and anticipates offering call-through as well as customized calling card and debit calling card services. The Company's services in Japan are subject to regulation by the Ministry of Post and Telecommunications (the "Japanese Ministry") under the Telecommunications Business Law (the "Japanese Law"). The Company has filed notice with the Japanese Ministry as a General Type II carrier. The Company is in the process of seeking a Special Type II registration which will permit the Company to provide additional services in Japan. There can be no assurance that the Company will be able to register with the Japanese Ministry as a Special Type II carrier. The Company's failure to obtain rights as a Special Type II carrier, could have a material adverse effect on the Company's ability to expand its operations in Japan and could materially adversely effect the Company's business, financial condition and results of operations.

                                     75--1

EMPLOYEES

  As of September 30, 1997, the Company had 510 full-time and 66 part-time employees. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is satisfactory.

AGREEMENTS WITH INDEPENDENT AGENTS

  Independent Agents. The Company's agreements with its independent agents (other than Country Coordinators) typically provide for a two-year term and require the agents to offer the Company's services at rates prescribed by the Company and to abide by the Company's marketing and sales policies and rules. Independent agent compensation is paid directly by the Company and is based exclusively upon payment for the Company's services by customers obtained for Telegroup by the independent agents. The commission paid to independent agents ranges between five to twelve percent of revenues received by the Company and varies depending on individual contracts, the exclusivity of the agent and the type of service sold. Commissions are paid each month based on payments received during the prior month from customers obtained by independent agents. Independent agents are held accountable for customer collections and are responsible for up to 40% of bad debt attributable to customers they enroll. The Company may change commissions on any of its services with 30 days written notice to the independent agent.

  As of September 30, 1997, approximately [one-third] of the Company's retail revenues was derived from customers enrolled by agents who are contractually prohibited from offering competitive telecommunications services to their customers during the term of their contract and typically for a period of two years thereafter. Contracts with independent agents entered into by the Company after July 1996 typically provide for such exclusivity. As earlier agreements expire, the Company has generally required its independent agents to enter into such new agreements. In the past, certain independent agents have elected to terminate their relationships with the Company in lieu of entering into new independent agent agreements. In the event that independent agents transfer a significant number of customers to other service providers or that a significant number of agents decline to renew their contracts under the new terms and move their customers to another carrier, either of such events may have a material adverse effect on the Company's business, financial condition and results of operations. The Company's agreements with its independent agents typically provide that the agents have no authority to bind Telegroup or to enter into any contract on the Company's behalf.

  Country Coordinators. In significant international markets, Telegroup appoints Country Coordinators. Country Coordinators are typically self-financed, independent agents, with contracts that bind them exclusively to Telegroup. Country Coordinators also have additional duties beyond marketing Telegroup services, including the responsibility in a country or region to coordinate the activities of Telegroup independent agents including training and recruitment, customer service and collections. As of November 30, 1997, Telegroup had 28 Country Coordinators who were responsible for sales, marketing, customer service and collections in 72 countries. Telegroup has begun to vertically integrate its operations by opening offices in Germany and the U.K. which provide Country Coordinator services and, in August 1996, acquired the business operations of its Country Coordinator in France.

  Country Coordinators offer the Company's services at rates prescribed by the Company, and enforce standards for all advertising, promotional, and customer training materials relating to Telegroup's services that are used or distributed in the applicable country or region. Country Coordinators review all proposed marketing or advertising material submitted to them by the independent agents operating in their country or region and ensure such agents' compliance with the Company's standards and policies. The Company's agreements with its independent Country Coordinators typically have a two-year term and include an exclusivity provision restricting the County Coordinator's ability to offer competing telecommunication services. Such agreements typically entitle the Country Coordinator to an override based on a percentage of revenues collected by Telegroup from customers within the Country Coordinator's country or region, as well as a commission similar to the commission paid to independent agents with respect to customers obtained directly by the Country Coordinator.

The Company's agreements with its Country Coordinators typically provide that the agents have no right to enter into any contract on Telegroup's behalf or to bind Telegroup in any manner not expressly authorized in writing. See "Risk Factors--Dependence on Independent Agents; Concentration of Marketing Resources."

LEGAL MATTERS

  The Company makes routine filings and is a party to customary regulatory proceedings with the FCC relating to its operations. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the Company's business, financial condition and results of operations.

  In June 1996, Macrophone Worldwide (PTY) Ltd. (the "Plaintiff"), a former Country Coordinator for South Africa, filed a complaint (the "Complaint") against the Company in the United States District Court for the Southern District of Iowa (the "Action") alleging, among other things, breach of contract, wrongful termination and intentional interference with contractual relations. The Complaint requests compensatory and exemplary damages. On September 2, 1997, the United States District Court granted summary judgment for the Company on all seven tort-based claims. The only remaining claim is a contract claim in which there is no pending claim for exemplary damages. Although the Company is vigorously defending the Action, management believes that the Company will ultimately prevail and does not believe the outcome of the Action, if unfavorable, will have a material adverse effect on the Company's business, financial condition or results of operations, there can be no assurance that this will be the case.

  On June 19, 1997, the Company received notice of a threatened lawsuit from counsel to Richard DeAngelis, a former Vice President--Sales and Marketing of the Company employed from 1993 until May 30, 1997. The notice alleges claims for breach of contract, wrongful termination, wrongful discharge and defamation. The Company believes that the threatened claims are without merit. If an action is filed, the Company intends to vigorously contest any of such claims. Although management believes that if an action were filed the Company would ultimately prevail and does not believe that the outcome of such action, if unfavorable, would have a material adverse effect on the Company's business, financial condition or results of operations, there can be no assurance that this will be the case. To date, no action has been filed against the Company by Mr. DeAngelis.

INTELLECTUAL PROPERTY AND PROPRIETARY INFORMATION

  Intellectual Property. The Company owns U.S. registration number 1,922,458, for the mark TELEGROUP GLOBAL ACCESS(R) for international long distance telecommunications services, U.S. registration number 2,048,650 for the mark TELEGROUP(R), for domestic and international long distance telephone telecommunications services and electronic transmission of messages and data, a U.S. application for registration of its trademark TELEGROUP(R) INTELLIGENT GLOBAL NETWORK SM Number 75-106,214 for domestic and international long distance telephone telecommunications services and electronic transmission of messages and data, and U.S. application for registration of its Logo, Number 75-384,655. In addition, the Company owns several foreign applications and registrations for the marks TELEGROUP, TELEGROUP TECHNOLOGIES, INTELLIGENT GLOBAL NETWORK, TELEGROUP INTELLIGENT GLOBAL NETWORK, SPECTRA, GLOBAL ACCESS, TELEGROUP GLOBAL ACCESS, TELECARD, and the TELEGROUP logo. The Company relies primarily on common law rights to establish and protect its intellectual property, its name, products, and long distance services. There can be no assurance that the Company's measures to protect its intellectual property will deter or prevent the unauthorized use of the Company's intellectual property. If the Company is unable to protect its intellectual property rights, including existing trademarks and service marks, it could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Proprietary Information. To protect rights to its proprietary know-how and technology, the Company requires certain of its employees and consultants to execute confidentiality and invention agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such persons while employed by the Company. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach, or that the Company's confidential information will not otherwise become known or be independently developed by competitors or others.

PROPERTY

  The Company leases certain office space under operating leases and subleases that expire at various dates through October 31, 2001, including the Company's principal headquarters in Fairfield, Iowa. The principal offices currently leased or subleased by the Company are as follows:

                   LOCATION                     SQUARE FOOTAGE LEASE EXPIRATION
                   --------                     -------------- ----------------
Fairfield, Iowa (Corporate Headquarters)......      31,632      January 2001
Fairfield, Iowa (Various Offices).............      35,000      Various
Coralville, Iowa (Network Operations Center)..       7,200      October 2001
Dusseldorf, Germany (Sales and Customer
 Service Office)..............................       2,100      April 1999
London, England (Sales and Customer Service
 Office)......................................       1,200      April 2001
Paris, France (Sales and Customer Service
 Office)......................................       1,600      September 1999

  The Company's switches in New York City, Australia, France, Japan, Hong Kong, the Netherlands and the U.K. are located in various facilities pursuant to separate colocation agreements. The Company's aggregate rent expense for its domestic and international operations, excluding costs relating to colocation agreements, was $682,630 in 1996.

  The Company recently purchased 65 acres in Fairfield, Iowa, on which it intends to build its new corporate headquarters.

                                  MANAGEMENT

  The following table sets forth certain information regarding the Company's directors, executive officers and certain other officers as of November 30, 1997.

          NAME           AGE                           POSITION
          ----           ---                           --------
Fred Gratzon............  51 Chairman of the Board and Director
Clifford Rees...........  46 President, Chief Executive Officer and Director
John P. Lass............  47 Senior Vice President and Chief Operating Officer
Ronald B. Stakland......  44 Senior Vice President--International Marketing and
                              Operations and Director
Douglas A. Neish........  42 Vice President--Finance, Chief Financial Officer, Treasurer
                             and Director
Stanley Crowe...........  52 Vice President--North America
Michael Lackman.........  46 Vice President--Intelligent Networks
Eric E. Stakland........  45 Vice President--Global Carrier Services
Ronald L. Jackenthal....  33 Vice President--North American Carrier Sales
Robert E. Steinberg.....  43 Vice President and General Counsel
Ellen Akst Jones........  47 Vice President--Administration
Andrew Munro............  37 Vice President--Revenue Systems
Steven W. Hathaway......  49 Vice President--Enhanced Services
J. Sherman Henderson
 III....................  54 Director
Steven J. Baumgartner...  46 Director
Rashi Glazer............  49 Director

  Fred Gratzon, a co-founder of the Company, has served as Chairman of the Company's Board of Directors and a Director since its formation in 1989. Mr. Gratzon founded The Great Midwestern Ice Cream Company in Fairfield, Iowa, in 1979 and served as its Chairman from 1979 to 1988. Mr. Gratzon received a BA in fine arts from Rutgers University in 1968.

  Clifford Rees, a co-founder of the Company, has served as President, Chief Executive Officer and a Director of the Company since its formation in 1989. Prior to co-founding Telegroup, Mr. Rees was a co-founder of Amerex Petroleum Corporation, a multinational oil brokerage company. Mr. Rees has been a member of the Board of Directors of the Telecommunications Resellers Association ("TRA") since its inception, and was the founding chairman of the TRA's International Resale Council, which advises the TRA Board of Directors on issues concerning the expansion of telecommunications resale throughout the world. Mr. Rees received a BA, summa cum laude, in biochemistry from Michigan State University in 1974.

  John P. Lass has served as Senior Vice President and Chief Operating Officer of the Company since January 1, 1997. Prior to joining the Company, from November 1987 through December 1996, Mr. Lass served as Director and President of Capital Management Partners, Inc., an NASD-registered broker-dealer firm. During the same period, Mr. Lass was also Director and President of Everest Asset Management, Inc., an investment management firm. From 1983 to 1987, Mr. Lass served as Investment Manager for the Zimmerman Capital Group and from 1982 to 1983, Mr. Lass was a consultant with the Boston Consulting Group. Mr. Lass received an MBA from Harvard Business School in 1982, where he graduated as a Baker Scholar. Mr. Lass received a BA from the University of Washington in 1972.

  Ronald B. Stakland has served as Senior Vice President of International Marketing and Operations of the Company since 1992 and as a Director since April 1997. Prior to joining the Company, Mr. Stakland was a broker for Prime Energy, Inc., an oil brokerage company from January 1988 to August 1992. Mr. Stakland received a BFA from the University of Minnesota in 1975.

  Douglas A. Neish has served as Vice President of Finance of the Company since November 1995, Treasurer since October 1996 and Chief Financial Officer and a Director since April 1997. From 1990 to 1995, Mr. Neish served as Deputy Treasurer for Canada Mortgage and Housing Corporation and from 1988 to 1990 as Vice President of Canada Development Investment Corporation ("CDIC"). Prior to his position with CDIC, from 1979 to 1988, Mr. Neish was employed by Export Development Corporation where he served in a number of positions including Senior Treasury Officer and Manager of Marketing. Mr. Neish received a BA from Acadia University, Nova Scotia, Canada in 1976 and an MBA from Dalhousie University, Nova Scotia, Canada in 1979.

  Stanley Crowe has served as Vice President of North America of the Company since 1993. Prior to joining the Company, Mr. Crowe was a manager for Mall Network Services, a telecommunications consulting and management firm from 1990 to 1993. Prior to his position with Mall Network Services, Mr. Crowe served as Vice President of Marketing of Guild Investment Management, a national investment management firm, from 1988 to 1990 and President of Stanley Crowe & Associates (predecessor to Oakwood Corp.), a real estate development and brokerage firm, from 1979 to 1986. Mr. Crowe received a BA from the University of California in 1968.

  Michael Lackman has served as Vice President of Intelligent Networks of the Company since 1994. Mr. Lackman served as Senior Manager at MCI from 1991 to 1994, where he was responsible for managing global development projects for MCI and its alliance partners. From 1988 to 1991, Mr. Lackman was development manager for Computer Associates, Inc. From 1980 to 1988, Mr. Lackman was a consultant with the Resource Consulting Group. From 1978 to 1980, he served as a system administrator with the California Institute of Technology. He received his BS in Computer Science from the University of Oregon in 1975.

  Eric E. Stakland has served as Vice President of Global Carrier Services since 1995. Prior to joining the Company, Mr. Stakland was Chief Executive Officer of Impact Solutions, Inc. (also known as Fiberflex, Inc.), a golf club manufacturing and marketing company based in Fairfield, Iowa, from July 1993 to October 1994. Prior to May 1993, Mr. Stakland was Chief Operating Officer of USA Global Link, a telecommunications company. Mr. Stakland received a BSCI from Maharishi European Research University in 1983 and an MBA from Maharishi University of Management in 1985.

  Ronald L. Jackenthal has served as Vice President of North American Carrier Sales since May 1997. Prior to joining the Company, Mr. Jackenthal served as National Director, Carrier Sales for Cable & Wireless, Inc., the U.S. subsidiary of Cable & Wireless, PLC. Beginning in 1987, Mr. Jackenthal held various positions at Cable & Wireless, including Manager Carrier Sales from 1993 to 1995 and National Manager, Major Accounts, from 1990 to 1993. Mr. Jackenthal received a B.A. from the University of Florida in 1987.

  Robert E. Steinberg has served as Vice President and General Counsel of the Company since June 9, 1997. Prior to joining the Company, Mr. Steinberg served from 1988 to May 1997 as Managing Partner of the Washington, D.C. office of Porter, Wright, Morris & Arthur (a 250 attorney law firm based in Ohio). Mr. Steinberg served from 1983 to 1986 as Special Assistant to U.S. Attorney General William French Smith and as Special Litigation Counsel at the U.S. Department of Justice. Mr. Steinberg is the author of five books and thirty articles on regulatory and litigation topics, including in law journals at Yale and Columbia law schools. Mr. Steinberg received a B.A. in 1976 and J.D. in 1979 from Washington University.

  Ellen Akst Jones has served as the Company's Vice President of Administration and Director of Human Resources since August 1997. Prior to joining the Company, Ms. Jones ran a private law practice in Fairfield, Iowa from 1992 to 1997. Prior to that time, Ms. Jones served as an Associate Professor of Law and Government and Dean of Maharishi International University College of Natural Law in Washington, DC, an Associate Counsel to the United States Senate for the Senate Committee on Human Resources and an Assistant General Counsel for the United States Conference of Mayors and Assistant Attorney General of Texas. Ms. Jones received a B.A. and a J.D. from the University of Pennsylvania in 1970 and 1974, respectively. Ms. Jones is admitted to practice in Iowa and before the United States Supreme Court.

  Andrew Munro has served as the Company's Vice President of Revenue Systems since September 1997. Prior to joining the Company, Mr. Munro held positions with MCI in its Engineering and Information

Technologies divisions, where he was responsible for architectural definitions, design, and implementation of multiple custom billing applications. Mr. Munro received a B.S. in Political Science from Charter Oak College in 1988.

  Steven W. Hathaway has served as the Company's Vice President of Enhanced Services since August 1997 and, previously, as the Company's Director of Enhanced Services from September 1994 to July 1997. Prior to joining the Company, Mr. Hathaway co-founded and served as Vice President of Marketing for Keyboard Advancements. Prior to that time, Mr. Hathaway served as Vice President of Sales and Marketing for Laser's Edge and as a Product and Marketing Manager for Computer Associates. Mr. Hathaway received a BA from Rutgers University in 1971.

  J. Sherman Henderson III has served as a director of the Company since October 1997 and has served as President and CEO of UniDial Communications from 1993 to the present. Prior to that, Mr. Henderson was employed by US Network where he served as a regional telecommunications distributor for American Centrex beginning in 1989. Mr. Henderson currently serves as Chairman of the Telecommunications Resellers Association's Board of Directors. Mr. Henderson has over 35 years of business experience in sales, marketing, management and company ownership.

  Steven J. Baumgartner has served as a director of the Company since October 1997 and has served as Executive Vice President and Sector President Global Commercial Print for R.R. Donnelley & Sons Company ("R.R. Donnelley") from 1995 to the present. At R.R. Donnelley Mr. Baumgartner is responsible for all printing business outside the United States and is a member of R.R. Donnelley's five-person executive committee. Prior to that time, Mr. Baumgartner served as Executive Vice President of R.R. Donnelley responsible for strategy, communication, technology and human resources from 1993 to 1995. Prior to working at R.R. Donnelley, Mr. Baumgartner was co-founder and chief executive officer of FRC Management, Inc., a retirement concepts corporation, from 1991 to 1993.

  Rashi Glazer has served as a director of the Company since October 1997 and has served on the faculty of the Walter A. Haas School of Business, University of California, Berkeley and Co-Director of the Berkeley Center for Marketing and Technology from 1992 to the present. Prior to that time, Mr. Glazer served on the faculty of the Columbia University Graduate School of Business.

  All directors of the Company currently hold office until the next annual meeting of the Company's shareholders or until their successors are elected and qualified. The Company's Board of Directors have been divided into three classes serving staggered three-year terms. See "Risk Factors--Antitakeover Considerations." At each annual meeting of the Company's shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. See "Description of Capital Stock--Certain Provisions of the Company's Articles and Bylaws."

  Except for Eric E. Stakland and Ronald B. Stakland, who are brothers, there are no family relationships among any of the directors and executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. The Board of Directors has established an Audit Committee. The Audit Committee currently consists of Messrs. Henderson and Baumgartner, and is charged with recommending the engagement of independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent accountants pertaining to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

  Compensation Committee. The Board of Directors has established a Compensation Committee. The Compensation Committee is comprised solely of "disinterested persons" or "Non-Employee Directors" as such term is used in Rule 16b-3 promulgated under the Exchange Act, and "outside directors" as such term is used in Treasury Regulation Section 1.162-27(c)(3) promulgated under the Internal Revenue Code of 1986, as amended (the "Code"). Messrs. Henderson and Baumgartner currently serve on the Compensation Committee, which is responsible for reviewing general policy matters relating to compensation and benefits of employees and officers, determining the total compensation of the officers and directors of the Company and administering the Company's Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors did not have a Compensation Committee during fiscal year 1996. As a result, Messrs. Gratzon and Rees, executive officers and the only members of the Board of Directors in 1996, participated in deliberations concerning executive officer compensation, including their own compensation. The Board of Directors has established a Compensation Committee comprised of directors who are not executive officers or employees of the Company.

DIRECTOR REMUNERATION

  Directors who are not employees of the Company receive an annual fee in the form of options exercisable for 10,000 shares of the Company's Common Stock, but will not receive a meeting fee for their participation at board meetings and committee meetings. All directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Company may, from time to time and in the sole discretion of the Company's Board of Directors, grant options to directors under the Company's Stock Option Plan.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning compensation for services in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company, whose aggregate cash and cash equivalent compensation exceeded $100,000 (collectively, the "Named Officers"), with respect to the year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                COMPENSATION
                          ANNUAL COMPENSATION                      AWARDS
                          --------------------                  ------------
                                                                 SECURITIES
 NAME OF INDIVIDUAL AND                          OTHER ANNUAL    UNDERLYING     ALL OTHER
   PRINCIPAL POSITION     SALARY ($) BONUS ($) COMPENSATION ($) OPTIONS (#)  COMPENSATION ($)
 ----------------------   ---------- --------- ---------------- ------------ ----------------
Clifford Rees...........   $690,000  $250,000        --               --              --
 Chief Executive Officer
Fred Gratzon............    600,000   250,000        --               --              --
 Chairman of the Board
Ronald B. Stakland......    250,000    71,417        --               --              --
 Senior Vice President--
 International Services
Michael Lackman.........    111,000    38,000        --               --              --
 Vice President--
 Intelligent Networks
Richard P.                   44,418    85,147          7          147,958        $183,732(2)
 DeAngelis(1)...........
 Vice President--Sales &
 Marketing

--------
(1)  Mr. DeAngelis was employed by the Company from 1993 until May 30, 1997.
(2)  Represents payments by the Company for earned commissions.

STOCK OPTION GRANTS

  The following table sets forth certain information regarding grants of options to purchase Common Stock made by the Company during the fiscal year ended December 31, 1996 to each of the Named Officers. No stock appreciation rights were granted during 1996.

                    OPTION GRANTS IN 1996 INDIVIDUAL GRANTS

                                                                        POTENTIAL REALIZABLE VALUE
                                                                         AT ASSUMED ANNUAL RATES
                         NUMBER OF     PERCENT OF                                   OF
                         SECURITIES   TOTAL OPTIONS                      STOCK PRICE APPRECIATION
                         UNDERLYING    GRANTED TO   EXERCISE              FOR OPTION TERM ($)(2)
                          OPTIONS     EMPLOYEES IN   PRICE/  EXPIRATION ---------------------------
          NAME            GRANTED      1996 (%)(1)  (SHARE)     DATE        (5%)         (10%)
          ----           ----------   ------------- -------- ---------- ------------- -------------
Richard P.
 DeAngelis(3)...........  147,958(4)      9.07%      $1.31     1/1/06   $     122,257 $    309,823

--------
(1) The Company granted options to purchase a total of 1,631,031 shares of Common Stock in 1996.
(2) Represents amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Common Stock over the terms of the options. These assumptions do not reflect the Company's estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.
(3)  Mr. DeAngelis was employed by the Company from 1993 until May 30, 1997.
(4) One half, or 73,979 shares, are performance based options conditioned upon reaching certain sales objectives. Such sales objectives were met during the fourth quarter of 1996.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth certain information as of December 31, 1996, regarding options to purchase Common Stock held by each of the Named Officers. None of the Named Officers exercised any stock options or stock appreciation rights during fiscal year 1996.

                      FISCAL 1996 YEAR-END OPTION VALUES

                              NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                             UNDERLYING UNEXERCISED             "IN-THE-MONEY" OPTIONS AT
                         OPTIONS AT FISCAL YEAR-END (#)          FISCAL YEAR-END ($) (1)
                         ------------------------------------   -------------------------
                          EXERCISABLE         UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
                         -----------------   ----------------   ----------- -------------
Richard P.
 DeAngelis(2)...........             147,958                --    973,078        --

--------
(1) Options are in the money if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $7.89 per share, the market value of the Common Stock issuable upon exercise of options at December 31, 1996 (as determined by the Board of Directors), and the exercise price of the option, multiplied by the applicable number of shares underlying the options.
(2)  Mr. DeAngelis was employed by the Company from 1993 until May 30, 1997.

EMPLOYMENT AGREEMENTS

  On April 7, 1997, the Company entered into employment agreements (the "Employment Agreements") with each of Mr. Gratzon and Mr. Rees pursuant to which Mr. Gratzon has agreed to serve as Chairman of the Board and Mr. Rees has agreed to serve as President and Chief Executive Officer of the Company. The Employment Agreements provide for an annual base salary for each of Mr. Gratzon and Mr. Rees of $500,000 and incentive compensation of up to $500,000. The incentive compensation component of the Employment Agreements will be calculated and shared equally between Mr. Gratzon and Mr. Rees as follows: (i) a total of $1 million if EBT (as defined below) for the immediately preceding year is $2 million or more and; (ii) the excess of EBT over $1 million if EBT for the immediately preceding year is between $1 million and $2 million. As defined more particularly in the Employment Agreements "EBT" is equal to the sum of net income of the Company and its Subsidiaries, plus any provision for income taxes deducted in computing net income. The Employment Agreements provide that any additional annual base salary and incentive compensation will be at the discretion of the Compensation Committee, will be commensurate with bonuses paid to other employees of the Company and will take into account total compensation paid to executives of competitors of the Company.

  The Employment Agreements expire on December 31, 2000, unless earlier terminated in accordance with their terms. In addition, the Employment Agreements contain a non-competition covenant which prohibits Mr. Rees and Mr. Gratzon from, during the term of their employment with the Company and for a period of one year following the termination of the Employment Agreements in most circumstances, working for any company that competes with the Company as of the date of termination, without the written consent of the Company.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with certain of its executive officers and directors (collectively, the "Indemnification Agreements"). Pursuant to the terms of the Indemnification Agreements, each of the executive officers and directors who are parties thereto will be indemnified by the Company to the full extent provided by law in the event such officer or director is made or threatened to be made a party to a claim arising out of such person acting in his capacity as an officer or director of the Company. The Company has further agreed that, upon a change in control, as defined in the Indemnification Agreements, the rights of such officers and directors to indemnification payments and expense advances will be determined in accordance with the provisions of the Iowa Business Corporation Act and that, upon a potential change of control, as defined in the Indemnification Agreements, it will create a trust in an amount sufficient to satisfy all indemnity expenses reasonably anticipated at the time a written request to create such a trust is submitted by an officer or director.

AMENDED AND RESTATED STOCK OPTION PLAN

  On April 9, 1997, the Board of Directors of the Company adopted and the shareholders of the Company approved the Amended and Restated 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant to officers, key employees and directors of the Company and its Subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Code, and stock options that are non-qualified for federal income tax purposes. The total number of shares for which options may be granted pursuant to the Stock Option Plan is 4,000,000 and the maximum number of shares for which options may be granted to any person is 1,875,000 shares, subject to certain adjustments to reflect changes in the Company's capitalization. The Stock Option Plan is currently administered by the Company's Board of Directors. Upon the completion of the Offering, the Stock Option Plan will be administered by the Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and directors will receive options under the plan, the time when options will be granted, the type of option (incentive stock options, non-qualified stock options, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable, and, subject to certain conditions discussed below, the option price and duration of the options. Members of the Compensation Committee are not eligible to receive options under the Stock Option Plan, but are entitled to receive options as directors.

  The exercise price of incentive stock options are determined by the Compensation Committee, but may not be less than the initial public offering price if granted prior to the Offering or the fair market value of the Common Stock on the date of grant if granted after the Offering and the term of any such option may not exceed ten years from the date of grant. With respect to any participant in the Stock Option Plan who owns stock representing more than 10% of the voting power of all classes of the outstanding capital stock of the Company or of its Subsidiaries, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant.

  The exercise price of non-qualified stock options are determined by the Compensation Committee on the date of grant. In the case of non-qualified stock options granted on or before the earliest of (i) the expiration or termination of the Stock Option Plan; (ii) the material modification of the Stock Option Plan; (iii) the issuance of all options under the Stock Option Plan; or (iv) the first meeting of shareholders at which Directors are elected occurring after the year 2000 (the "Reliance Period"), the exercise price of such options may not be less than the initial public offering price if granted prior to the Offering or the fair market value of the Common Stock on the date of grant if granted after the Offering. In the case of non-qualified stock options granted after the Reliance Period, the exercise price of such options may not be less than the fair market value of the Common Stock on the date of grant. In either case, the term of such options may not exceed ten years from the date of grant.

  Payment of the option price may be made in cash or, with the approval of the Compensation Committee, in shares of Common Stock having a fair market value in the aggregate equal to the option price. Options granted pursuant to the Stock Option Plan are not transferable, except by will or the laws of descent and distribution. During an optionee's lifetime, the option is exercisable only by the optionee.

  The Compensation Committee has the right at any time and from time to time to amend or modify the Stock Option Plan, without the consent of the Company's shareholders or optionees; provided, that no such action may adversely affect options previously granted without the optionee=s consent, and provided further that no such action, without the approval of a majority of the shareholders of the Company, may increase the total number of shares of Common Stock which may be purchased pursuant to options under the Stock Option Plan, increase the total number of shares of Common Stock which may be purchased pursuant to options under the Stock Option Plan by any person, expand the class of persons eligible to receive grants of options under the Stock Option Plan, decrease the minimum option price, extend the maximum term of options granted under the Stock Option Plan, extend the term of the Stock Option Plan or change the performance criteria on which the granting of options is based. The expiration date of the Stock Option Plan after which no option may be granted thereunder, is April 1, 2007.

  The Company has filed with the Commission a registration statement on Form S-8 covering the shares of Common Stock underlying options granted under the Stock Option Plan.

  As of December 31, 1996, options to purchase an aggregate of 1,631,031 shares of Common Stock were granted under the original 1996 Stock Option Plan. The outstanding options were held by 320 individuals and were exercisable at $1.31 per share. During 1996, certain stock options were granted with exercise prices below the estimated fair market value of such shares. As a result, the Company recognized stock option based compensation of $1,032,646 during the year ended December 31, 1996. Shares subject to options granted under the plan that have lapsed or terminated may again be subject to options granted under the plan.

  Certain Federal Income Tax Consequences. The following discussion is a summary of the principal United States federal income tax consequences under current federal income tax laws relating to option grants to employees under the Stock Option Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

  An optionee will not recognize any taxable income upon the grant of a non-qualified option and the Company will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a non-qualified option, the excess of the fair market value of the Common Stock on the exercise date over the exercise price will be taxable as compensation income to the optionee. Subject to the discussion below with respect to Section 162(m) of the Code and the optionee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a tax deduction in the amount of such compensation income. The optionee=s tax basis for the Common Stock received pursuant to such exercise will equal the sum of the compensation income recognized and the exercise price. Special rules may apply in the case of an optionee who is subject to Section 16 of the Exchange Act.

  In the event of a sale of Common Stock received upon the exercise of a non-qualified option, any appreciation or depreciation after the exercise date generally will be taxed to the optionee as capital gain or loss and will be long-term capital gain or loss if the holding period for such Common Stock was more than one year.

  Subject to the discussion below, an optionee will not recognize taxable income at the time of grant or exercise of an "incentive stock option" and the Company will not be entitled to a tax deduction with respect to such grant or exercise. The exercise of an "incentive stock option" generally will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

  Generally, a sale or other disposition by an optionee of shares acquired upon the exercise of an "incentive stock option" more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the "incentive stock option" will result in any difference between the amount realized and the exercise price being treated as long-term capital gain or loss to the optionee, with no deduction being allowed to the Company. Generally, upon a sale or other disposition of shares acquired upon the exercise of an "incentive stock option" within one year after the transfer of the shares to the optionee or within two years after the date of grant of the "incentive stock option," any excess of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the option and (b) the amount realized on such sale or other disposition over (ii) the exercise price of such option will constitute compensation income to the optionee. Subject to the discussion below with respect to Section 162(m) of the Code and the optionee including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction in the amount of such compensation income. The excess of the amount realized on such sale or disposition over the fair market value of the shares at the time of the exercise of the option generally will constitute short-term or long-term capital gain and will not be deductible by the Company.

  Section 162(m) of the Code disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Under regulations promulgated under Section 162(m), the deduction limitation of Section 162(m) does not apply to any compensation paid pursuant to a plan that existed during the period in which the corporation was not publicly held, to the extent the prospectus accompanying the initial public offering disclosed information concerning such plan that satisfied all applicable securities laws. However, the foregoing exception may be relied upon only for awards made before the earliest of (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all stock allocated under the plan; or (iv) the first meeting of shareholders at which directors are elected occurring after the close of the third calendar year following the calendar year in which the initial public offering occurs (the "Reliance Period"). The compensation attributable to awards granted under the Company's Stock Option Plan during the Reliance Period is not subject to the deduction limitation of Section 162(m). The Company has structured and implemented the Stock Option Plan in a manner so that compensation attributable to awards made after the Reliance Period will not be subject to the deduction limitation.

                             CERTAIN TRANSACTIONS

PRINCIPAL SHAREHOLDERS REGISTRATION RIGHTS AGREEMENT

  In connection with the IPO, the Company and each of Clifford Rees, Fred Gratzon, Shelley Levin-Gratzon and Ronald Stakland (the "Principal Shareholders") entered into a registration rights agreement (the "Principal Shareholders Registration Rights Agreement") granting the Principal Shareholders and certain other shareholders demand and incidental registration rights in connection with their ownership of shares of Common Stock. See "Description of Capital Stock--Registration Rights--Principal Shareholders."

ACQUISITION OF COUNTRY COORDINATOR'S OPERATIONS

  The Company acquired substantially all of the assets of Telegroup South Europe, Inc., a Pennsylvania corporation ("TGSE") and Telecontinent, S.A., a French company ("Telecontinent"). George Apple, the Company's Country Coordinator in France, owned all of the issued and outstanding shares of TGSE and substantially all of the shares of Telecontinent. Pursuant to separate agreements, the Company paid Mr. Apple aggregate consideration of $1,031,547 in cash and 262,116 shares of the Company's Common Stock for TGSE and Telecontinent.

LOANS TO CERTAIN EXECUTIVE OFFICERS

  The Company has from time to time made various personal loans to Messrs. Gratzon and Rees, the Chairman of the Board and President, respectively. Mr. Gratzon received loans from the Company, during 1996, in the aggregate amount of $162,318, at an interest rate equal to 12% per annum, all of which were repaid in full by Mr. Gratzon in November 1996. The largest aggregate amount of indebtedness owed by Mr. Gratzon to the Company at any time during 1996 was $162,318.

  Mr. Rees received loans from the Company during 1994 and 1995, and in October 1996 in the aggregate amount of $135,878, at interest rates equal to 12% per annum. These loans were repaid in full by Mr. Rees in November 1996. The largest aggregate amount of indebtedness owed by Mr. Rees to the Company at any time during 1996 was $135,878.

MANAGEMENT AGREEMENT

  During 1994, 1995 and a portion of 1996, the Company had a management agreement with an affiliate of the Company owned by Messrs. Gratzon and Rees pursuant to which it paid a management fee, determined annually, plus an incentive fee based upon performance, to Messrs. Gratzon and Rees. Amounts paid to Messrs. Gratzon and Rees under this agreement totaled $1,155,000, $1,334,000 and $415,000 during 1994, 1995 and 1996, respectively. The management agreement was terminated on May 15, 1996.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 1997, by (i) each person known by the Company to beneficially own five percent or more of any class of the Company's capital stock, (ii) each director of the Company, (iii) each executive officer of the Company that is a Named Officer and (iv) all directors and executive officers of the Company as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective shareholders of the Company.

                                       NUMBER OF SHARES OF
                                          COMMON STOCK      PERCENTAGES AS OF
BENEFICIAL OWNER                      BENEFICIALLY OWNED(1) SEPTEMBER 30, 1997
----------------                      --------------------- ------------------
Fred Gratzon and Shelley Levin-
 Gratzon.............................      11,836,653(2)           38.5%
Clifford Rees........................      11,683,215(3)           38.0%
Ronald B. Stakland...................         773,004(4)            2.5%
Michael Lackman......................         518,988               1.7%
Douglas A. Neish.....................         120,559                 *
J. Sherman Henderson III.............               0                 *
Steven J. Baumgartner................               0                 *
Rashi Glazer.........................               0                 *
All directors and executive officers
 as a group (17 persons).............      25,162,577              80.9%

--------
* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 8, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as owned by them. The address of each of the persons in this table is as follows: c/o Telegroup, Inc., 2098 Nutmeg Avenue, Fairfield, Iowa 52556.
(2) Represents (i) 5,918,326 shares of Common Stock owned by Fred Gratzon and Shelley Levin-Gratzon as joint tenants, (ii) 2,239,580 shares of Common Stock held by the Fred Gratzon Revocable Trust, (iii) 2,239,580 shares of Common Stock held by the Shelley L. Levin-Gratzon Revocable Trust, (iv) 1,265,201 shares of Common Stock owned by the Gratzon Family Partnership II, L.P., a Georgia limited partnership, and (v) 173,966 shares of Common Stock owned by the Gratzon Family Partnership I, L.P., a Georgia limited partnership. Fred Gratzon and Shelley Levin-Gratzon are husband and wife, and together they (i) serve as trustees of the two trusts referenced in the prior sentence and (ii) own and/or control the general partners of the two partnerships referenced in the prior sentence. Fred Gratzon is the sole beneficiary of the Fred Gratzon Revocable Trust and Shelley Levin-Gratzon is the sole beneficiary of the Shelley L. Levin-Gratzon Revocable Trust.
(3) Represents (i) 4,804,629 shares of Common Stock owned by Lakshmi Partners, L.P., a Georgia limited partnership, of which a corporation owned and/or controlled by Mr. Rees serves as the general partner, and (ii) 6,878,586 shares of Common Stock are held by a revocable trust of which Mr. Rees is the trustee and sole beneficiary.
(4) Represents (i) 663,406 shares of Common Stock owned by Ronald Stakland and
    (ii) 109,598 shares of Common Stock held by the Stakland Family Trust, Ernst & Young Trustees Limited.

                             SELLING SHAREHOLDERS

  The following table sets forth the number of shares of the Company's Common Stock to be offered by the Selling Shareholders named herein, and, as of December 15, 1997, the number and percentage of shares beneficially owned prior to the offering made hereby and number of shares offered pursuant to this Prospectus.

                                               SHARES OWNED
                                            PRIOR TO OFFERING   SHARES OFFERED
                                            ------------------ PURSUANT TO THIS
                   NAME                     NUMBER  PERCENTAGE    PROSPECTUS
                   ----                     ------- ---------- ----------------
Smith Barney Inc. ........................   20,406
Hare and Co. .............................    2,782
Greenwich Street Capital Partners, L.P. ..  153,310
Greenwich Street Capital Offshore Fund,
 Ltd. ....................................    9,343
TRV Employees Fund, L.P. .................   37,458
The Travelers Insurance Company...........    7,765
The Travelers Life and Annuity Company....    3,825

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. The statements under this caption are summaries of all material provisions of the Company's Second Restated Articles of Incorporation (the "Second Restated Articles of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), relating to the Company's capital stock which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, such documents.

THE RECAPITALIZATION

  In July 1996, the Company adopted amended Articles and Bylaws. The Articles provide for the reclassification of the Company's Class A Common Stock, no par value, and its nonvoting Class B Common Stock, no par value, into a single class of voting Common Stock, no par value, (the "Reclassification"). The Articles also provide for "blank check" preferred stock. See "--Preferred Stock." In addition, the Company effected an approximately 5.48-for-one stock split of its then existing Common Stock (the "Stock Split"). The Reclassification and the Stock Split are referred to collectively herein as the "Recapitalization."

COMMON STOCK

  As of December 15, 1997, there were     shares of Common Stock outstanding
and held of record by approximately     holders of record. Holders of shares
of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividends." Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully paid and nonassessable. At present there is no established trading market for the Common Stock. The Common Stock has been approved for quotation on the Nasdaq National market under the proposed symbol "TGRP," subject to official notice of issuance.

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, the terms of any sinking fund, liquidation preferences and the number of shares constituting any series, without any further action by the shareholders of the Company. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the amount authorized under the Articles. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not currently intend to issue any shares of Preferred Stock.

WARRANTS

  As of December 31, 1996, there were outstanding Warrants granting the holders of the Warrants the right to acquire up to 1,160,107 shares of Common Stock. Pursuant to their terms, the Warrants will be adjusted on July 2, 1997 to increase the number of shares issuable upon exercise of the Warrants to 4.5% of the issued and outstanding shares of Common Stock as of such date, less certain excluded shares. In the event that the Company does not complete the Offering prior to January 2, 1998, the holders of the Warrants will have the right to acquire up to an additional 0.5% of the issued and outstanding Shares of Common Stock on a fully diluted basis on such date, less certain excluded shares. The Warrants are exercisable at any time prior to November 28, 2003. The Warrants are entitled to certain antidilution protection in the event of additional issuances of Common Stock, stock splits, stock dividends, reorganizations and other similar events. The shares of Common Stock issued pursuant to the exercise of the Warrants are entitled to certain registration rights described below. As a result of certain options which were granted since March 31, 1997 and pursuant to the adjustments described above, the holders of Warrants will have the right to acquire 1,327,500 shares of Common Stock.

REGISTRATION RIGHTS

  Holders of the Warrants. The holders of the Warrants were granted registration rights pursuant to the Warrant Shares Registration Rights Agreement with the Company. Under the Warrant Shares Registration Rights Agreement, a majority of the holders of the Warrants will be entitled to demand registration of their shares once in each of the two years following the Offering, provided that any exercise must include at least twenty percent (20%) of the shares into which the Warrants are exercisable (the "Warrant Shares"). The holders of the Warrants have piggyback registration rights with respect to all registrations by the Company (other than a registration statement filed on Form S-4 or S-8), including the Offering, pursuant to the following priority rules: (i) in the case of the Offering, the Company has first priority, the holders of the Warrants have second priority (with respect to up to fifty percent (50%) of the Warrant Shares then held by such holders of the Warrants), other shareholders have third priority (up to 4.5% of the issued and outstanding shares of Common Stock prior to the Offering), and thereafter the holders of the Warrants and other shareholders share on a one-third to two-thirds basis; (ii) in the case of all other underwritten offerings the Company has first priority, and the holders of the Warrants and other shareholders (with rights to participate in the offering) have second priority, pro rata with their holdings; and (iii) in all other offerings, the Company has first priority, other shareholders with demand registration rights have second priority, and the holders of the Warrants and all holders of piggyback registration rights have third priority, pro rata with their holdings. Pursuant to the terms of the Warrant Shares Registration Rights Agreement, the Company agreed to (i) pay all fees and expenses incurred with any registration, except for all underwriting discounts and commissions relating to the Common Stock sold by such holders, which will be borne by the holders thereof, and (ii) indemnify the holders in connection with any registration effected pursuant to the Warrant Shares Registration Rights Agreement, including liabilities under the Securities Act.

  Principal Shareholders. Prior to completion of the Offering, the Principal Shareholders will be granted registration rights pursuant to the Principal Shareholders Registration Rights Agreement. Under the Principal Shareholders Registration Rights Agreement, the Principal Shareholders are entitled to demand registration of their shares once in each of the two years following the date the Company is eligible to file a registration statement on Form S-3, provided that any such demand must include at least twenty percent (20%) of the shares beneficially owned by the Principal Shareholders on the date of such demand.

  The Principal Shareholders have piggyback registration rights with respect to all other registrations by the Company (other than a registration statement filed on Form S-4 or S-8), pursuant to the following priority rules: (i) in the case of any underwritten registration on behalf of the Company, the Company has first priority, and the Principal Shareholders and other shareholders (with rights to participate in the offering) have second priority, pro rata with their holdings; and (ii) in any underwritten secondary registration on behalf of the Company's shareholders other than the Principal Shareholders, the other shareholders with priority demand registration rights have first priority, and the Principal Shareholders and all holders of incidental registration rights have second priority, pro rata with their holdings.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

  The Company's Second Restated Articles of Incorporation contain a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for liability for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any transactions from which the director derived an improper personal benefit, or (iv) for unlawful distributions in violation of
Section 490.833 of the Iowa Business Corporation Act. Any repeal or amendment of this provision by the shareholders of the Corporation will not adversely affect any right or protection of a director existing at the time of such repeal or amendment.

  In addition, the Company's Bylaws provide that the Company will indemnify directors and officers of the Company to the fullest extent permitted by the Iowa Business Corporation Act. The Second Restated Articles of Incorporation and Bylaws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the directors and management more difficult.

  The Second Restated Articles of Incorporation provide that the Board of Directors of the Company be divided into three classes serving staggered three-year terms. The Company's Second Restated Articles of Incorporation or Bylaws and/or the Iowa Business Corporation Act include restrictions on who may call a special meeting of shareholders and/or that shareholders may only act at an annual or special meeting or with the written consent of holders of at least 90% of the outstanding shares of Common Stock. The Company's Bylaws contain an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of shareholders of the Company. In general, notice must be received by the Company not less than 90 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal. The Second Restated Articles of Incorporation and Bylaws provide that the affirmative vote of the holders of at least 65% of the voting stock of the Company is required to amend the foregoing provisions.

  The Second Restated Articles of Incorporation contain provisions restricting certain "Business Combinations". The Second Restated Articles of Incorporation require the affirmative vote of at least 65% of the outstanding shares of voting stock of the Company for the approval of certain material transactions between the Company and any individual, corporation, partnership or other person or entity which, together with its affiliates and associates beneficially owns in the aggregate 20% or more of the outstanding voting stock of the Company ("Substantial Shareholder") unless one of the following is true: (1) 2/3 of the "Continuing Directors" on the Board (a) have approved in advance the acquisition that caused the Substantial Shareholder to become a Substantial Shareholder or (b) have approved the Business Combination prior to the Substantial Shareholder involved in the Business Combination having become a Substantial Shareholder; (2) the Business Combination is solely between the Company and one of its wholly owned subsidiaries; or (3) the Business Combination is a merger or consolidation and the consideration per share by holders of Common Stock of the Company in the Business Combination satisfies the "fair price" requirements in the Second Restated Articles of Incorporation. In general, a "fair-price" is not less than the greater of (a) the highest per share price paid by the Substantial Shareholder in acquiring any of it shares of stock of the Company or (b) an amount which bears the same or greater percentage relationship to the market price of the Common Stock of the Company immediately prior to the announcement of the Business Combination equal to the highest percentage relationship that any per share price theretofore paid by the Substantial Shareholder for any of its holdings of Common Stock of the Company bore to the market price of the Common Stock of the Company immediately prior to commencement of the acquisition by the Substantial Shareholder. "Continuing Director" means, with respect to a particular Substantial Shareholder, a member of the Company's Board of Directors who was (1) a member prior to the date on which a Substantial Shareholder became a Substantial Shareholder or
(2) designated as a Continuing Director by a majority of the whole board, but only if a majority of the whole board shall then consist of Continuing Directors, or if a majority of the whole board does not then consist of Continuing Directors, by a majority of the then Continuing Directors.

  "Business combinations" subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, certain dispositions to a Substantial Shareholder of voting stock of the Company, or any reclassification, including reverse stock splits, recapitalization or merger of the Company with its subsidiaries, which increases the percentage of voting stock owned beneficially by a Substantial Shareholder. The "Business Combination" provisions of the Second Restated Articles of Incorporation may not be repealed or amended in any respect, unless such action is approved by the affirmative vote of the holders of not less than 65% of the outstanding shares of voting stock of the Company; provided, that if an amendment is recommended to shareholders by 2/3 of the whole board of directors when a majority of the members of the board of directors acting upon such matters are Continuing Directors then the affirmative vote of the holders of not less than 50% of the outstanding shares of voting stock of the Company is required.

IOWA BUSINESS CORPORATION ACT; ANTITAKEOVER EFFECTS

  Under Chapter 502 of the Iowa Code a person making a "takeover offer," defined as an offer to acquire any equity securities of a "target company" (defined as a public company with substantial assets in Iowa that is at least 20% owned by Iowa residents) from an Iowa resident pursuant to a tender offer is required to file a registration statement with the designated Iowa public official if the bidder would then own 10% of any class of outstanding equity securities. Chapter 502 contains antifraud provisions and prohibits the acquisition of equity securities from an Iowa resident within two years following a takeover offer unless the holders are afforded a reasonable opportunity to sell to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

  The Iowa Business Corporation Act provides that in considering acquisition proposals, directors may consider the effects on the Company's employees, suppliers, creditors, customers and the communities in which it operates, as well as the long-term and short-term interests of the Company. Consideration of any or all community interest factors is not a violation of the business judgment rule, even if the directors reasonably determine that effects on a community or other factors outweigh the financial or other benefits to the Company or a shareholder or group of shareholders. The Act also includes authorization of "poison pills" which include, without limitation, provisions that preclude or limit the exercise, transfer or receipt of stock rights by persons owning or offering to acquire a specified number or percentage of a corporation's outstanding shares. Unlike most states, Iowa does not presently have a "business combination" law prohibiting business combinations with a stockholder who holds over a specified percentage of stock for less than a specified period after crossing the threshold. See "--Certain Provisions of the Company's Articles and Bylaws."

  The foregoing provisions of state law could have the effect of delaying, deferring or preventing a change in control of the Company if the Board of Directors determines that a change of control is not in the best interest of the Company, its shareholders and other constituencies. In addition, the regulatory restrictions on acquisition of securities of the Company may also deter attempts to effect, or prevent the consummation of, a change in control of the Company.

                 DESCRIPTION OF CONVERTIBLE SUBORDINATED NOTES

CONVERTIBLE NOTES

  On September 30, 1997, the Company issued $25,000,000 in aggregate principal amount of Convertible Notes. The Convertible Notes will mature on April 15, 2005. The Convertible Notes are unsecured obligations of the Company and are subordinated to all existing and future Senior Indebtedness (as defined in the indenture governing the Convertible Notes, (the "Convertible Note Indenture")) of the Company, including the Notes offered hereby.

  Interest. The Convertible Notes bear interest at 8% per annum, payable in cash, on each April 15 and October 15, commencing April 15, 1998; provided that, until the earlier of (x) April 15, 1999 or (y) the Final Note Interest Time (as defined in the Convertible Note Indenture), at the option of the Company, interest may be paid by the issuance of additional Convertible Notes.

  Conversion. The Convertible Notes are convertible into shares of Common Stock of the Company at any time on or before the business day next preceding April 15, 2005, unless previously redeemed, at a conversion price of $12.00 per share, subject to adjustment upon the occurrence of certain events.

  Redemption. The Convertible Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after October 15, 2000 at redemption prices (expressed as a percentage of the principal amount) declining annually from 104.0% beginning on October 15, 2000 to 100.0% beginning on October 15, 2003 and thereafter, together with accrued interest to the redemption date and subject to certain conditions.

  Covenants. The Convertible Note Indenture places certain restrictions on the ability of the Company and its Subsidiaries to (i) incur additional indebtedness, (ii) make restricted payments (dividends, redemptions and certain other payments), (iii) incur liens, (iv) enter into mergers, consolidations or acquisitions, (v) sell or otherwise dispose of property, business or assets, (vi) issue and sell preferred stock of a Subsidiary and
(vii) engage in transactions with affiliates.

  Events of Default. The following are "Events of Default" under the Convertible Note Indenture:

    (i) default in the payment of the principal of or premium, if any, on any Convertible Note when the same becomes due and payable (upon stated maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise); or

    (ii) default in the payment of an installment of interest on any of the Convertible Notes, when the same becomes due and payable, which default continues for a period of 30 days; or

    (iii) failure to perform or observe any other term, covenant or agreement contained in the Convertible Notes or the Indenture governing the Convertible Notes (other than a default specified in clause (i) or (ii) above) and such default continues for a period of 30 days after written notice of such default requiring the Company to remedy the same shall have been given (x) to the Company by the trustee or (y) to the Company and the trustee by holders of 25% in aggregate principal amount of the Convertible Notes then outstanding; or

    (iv) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Subsidiary of the Company then has outstanding Indebtedness in excess of $5,000,000, individually or in the aggregate, and either (a) such Indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; or

    (v) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $5,000,000, either individually or in the aggregate, shall be entered against the Company or any Subsidiary of the Company or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgement, order or decree shall not be in effect; or

    (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary of the Company shall have occurred.

  If an event of default (other than as specified in clause (vi) above) shall occur and be continuing, the trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Convertible Notes then outstanding, by notice to the trustee and the Company, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Convertible Notes due and payable immediately, upon which declaration, all amounts payable in respect of the Convertible Notes shall be immediately due and payable. If an event of default specified in clause (vi) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Convertible Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the Convertible Notes.

  Change of Control; Sale of Assets. In the event of a Change of Control (as defined in the Convertible Note Indenture), the holder of a Convertible Note will have the right to require the Company to repurchase such holder's Convertible Notes at 101.0% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. In addition, the Company will be obligated to make an offer to repurchase the Convertible Notes for cash at a price equal to 100.0% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase with the net cash proceeds of certain asset sales.

  Registration Rights. Holders of the Convertible Notes have certain resale registration rights with respect to the Common Stock issuable upon conversion of the Convertible Notes. The Company has agreed to file with the Commission a registration statement on Form S-1 or Form S-3, if the use of that form is then available, to cover resales of Common Stock issuable upon conversion of the Convertible Notes. The Company will be permitted to prohibit offers and sales of Common Stock issuable upon conversion of the Convertible Notes pursuant to the shelf registration under certain circumstances and subject to certain conditions. Telegroup has agreed to maintain the shelf registration until the first to occur of (i) the second anniversary of the issue date of the Convertible Notes or (ii) the day when no security covered by the shelf registration remains a Transfer Restricted Security (as defined).

                       DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR DISCOUNT NOTES

  The Senior Discount Notes were issued under an Indenture dated October 23, 1997. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The following summary of the material provisions of the Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture (a copy of which is available, upon request, from the Company), including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this description of the Senior Discount Notes, the "Company" means Telegroup, Inc. and excludes its Subsidiaries.

  GENERAL

  The Senior Discount Notes are unsecured unsubordinated obligations of the Company. The Senior Discount Notes will rank senior to all existing and future subordinated Indebtedness of the Company, and pari passu with all unsecured Indebtedness of the Company which is not by its terms expressly subordinated to the Senior Discount Notes. As of September 30, 1997, after giving pro forma effect to the offering of the Old and the transactions described herein, the Company would have had $25.0 million of Indebtedness outstanding ranking subordinate to the Senior Discount Notes. The Senior Discount Notes will be effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness.

  The Senior Discount Notes will be issued only in registered form, without coupons, in principal denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, and interest on the Senior Discount Notes will be payable, and the Senior Discount Notes will be transferable, at the office of the Company's agent in the City of New York located at the corporate trust office of the Trustee. In addition, cash interest may be paid at the option of the Company, by check mailed to the person entitled thereto as shown on the security register. No service charge will be made for any transfer, exchange or redemption of Senior Discount Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. Initially, the Trustee will act as paying agent and registrar for the Senior Discount Notes. The Company may change any paying agent and registrar without notice to the holders.

  MATURITY, INTEREST AND PRINCIPAL

  The Senior Discount Notes are limited to an aggregate principal amount at maturity of $150,000,000 and will mature on November 1, 2004. Cash interest on the Senior Discount Notes will neither accrue nor be payable prior to May 1, 2000. Thereafter, cash interest will accrue at a rate of 10 1/2% per annum and will be payable semi-annually on each May 1, and November 1, commencing on November 1, 2000, to the persons who are registered Noteholders at the close of business on the April 15 and October 15 immediately preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  The Senior Discount Notes will not be entitled to the benefit of any mandatory sinking fund.

  OPTIONAL REDEMPTION

  The Indenture will provide that the Senior Discount Notes will not be redeemable prior to November 1, 2001. On and after November 1, 2001 the Senior Discount Notes will be redeemable, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date if redeemed during the 12-month period beginning on November 1 of the years indicated below:

     YEAR                                                             PERCENTAGE
     ----                                                             ----------
     2001............................................................  105.25%
     2002............................................................  103.50%
     2003............................................................  101.75%

  The Indenture will provide that in the event that on or prior to November 1, 2000, the Company consummates one or more public offerings of its Common Stock, the Company may, at its option, redeem from the net proceeds of such public offerings of the Company's Common Stock no later than 60 days following the consummation of such offerings up to 33% of the aggregate principal amount at maturity of the Senior Discount Notes originally issued at a redemption price equal to 110.5% of the Accreted Value on the date of redemption of the Senior Discount Notes so redeemed plus accrued and unpaid interest, if any; provided, however, that immediately after giving effect to any such redemption, not less than 66.0% of the aggregate principal amount at maturity of the Senior Discount Notes originally issued remains outstanding.

  CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase (a "Change of Control Offer"), and shall purchase, on a business day (the "Change of Control Purchase Date") not more than 60 nor less than 30 days following the occurrence of the Change of Control, all of the then outstanding Senior Discount Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the Accreted Value thereof on the Change of Control Purchase Date plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company shall be required to purchase all Senior Discount Notes properly tendered into the Change of Control Offer and not withdrawn. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Purchase Date.

  In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the occurrence of the Change of Control, mail to each holder of Senior Discount Notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of Senior Discount Notes must follow to accept the Change of Control Offer.

  The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Senior Discount Notes validly tendered and not withdrawn under such Change of Control Offer.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Senior Discount Notes as described above.

  SELECTION AND NOTICE

  The Indenture will provide that in the event that less than all of the Senior Discount Notes are to be redeemed at any time, selection of such Senior Discount Notes for redemption will be made by the Trustee pro rata, by a lot or by such method as the Trustee shall deem fair and appropriate. No Senior Discount Notes of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Senior Discount Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new
Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Noteholder thereof upon surrender for cancellation of the original Note. On and after the redemption date, interest will cease to accrue and original issue discount will cease to accrete, as the case may be, on Senior Discount Notes or portions thereof called for redemption, unless the Company defaults in the payment of the redemption price therefor.

  CERTAIN COVENANTS

  The Indenture will contain the following covenants, among others:

  Limitation on Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment of (in each case, to "incur") any Indebtedness (including, without limitation, any Acquired Indebtedness); provided, however, that the Company will be permitted to incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Subsidiary will be permitted to incur Acquired Indebtedness, if immediately thereafter the ratio of (i) the aggregate principal amount (or accreted value, as the case may be) of Indebtedness of the Company and its Subsidiaries on a consolidated basis outstanding as of the Transaction Date to (ii) the Pro Forma Consolidated Cash Flow for the preceding two fiscal quarters multiplied by two, determined on a pro forma basis as if any such Indebtedness had been incurred and the proceeds thereof had been applied at the beginning of such two fiscal quarters, would be greater than zero and less than 5.0 to 1.

  Notwithstanding the foregoing, the Company and its Subsidiaries may, to the extent specifically set forth below, incur each and all of the following (each of which will be given independent effect):

    (a) Indebtedness of the Company evidenced by the Senior Discount Notes and issued on the Issue Date;

    (b) Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date;

    (c) Indebtedness, including Acquired Indebtedness, in an aggregate principal amount at any one time outstanding not to exceed $25 million;

    (d) Indebtedness (other than Acquired Indebtedness) incurred to finance the cost (including the cost of design, development, construction, acquisition, installation or integration) of equipment used in the telecommunications business or ownership rights with respect to indefeasible rights of use or minimum investment units (or similar ownership interests) in transnational fiber optic cable or other transmission facilities, in each case purchased or leased by the Company or a Subsidiary after the Issue Date;

    (e) Indebtedness of the Company or any Subsidiary (A) in respect of performance, surety or appeal bonds or letters of credit supporting trade payables, in each case provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Protection Agreements; provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Subsidiary of the Company (other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Subsidiary in connection with such disposition;

    (f) Indebtedness of a Wholly-Owned Subsidiary owed to and held by the Company or another Wholly-Owned Subsidiary, in each case which is not subordinated in right of payment to any Indebtedness of such Wholly-Owned Subsidiary, except that any transfer of such Indebtedness by the Company or a Wholly-Owned Subsidiary (other than to the Company or to a Wholly-Owned Subsidiary) or any event which results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary shall, in each case, be an incurrence of Indebtedness by such Wholly-Owned Subsidiary subject to the other provisions of this covenant;

    (g) Indebtedness of the Company owed to and held by a Wholly-Owned Subsidiary of the Company which is unsecured and subordinated in right of payment to the payment and performance of the Company's obligations under the Indenture and the Senior Discount Notes except that any transfer of such Indebtedness by a Wholly-Owned Subsidiary of the Company (other than to another Wholly-Owned Subsidiary of the Company) or any event which results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary shall, in each case, be an incurrence of Indebtedness by the Company subject to the other provisions of this covenant;

    (h) Indebtedness of (x) the Company not to exceed, at any one time outstanding, 1.75 times the net cash proceeds (less the amount of such proceeds applied as provided in clause (ii) or (iii) of the second paragraph of the "Limitation on Restricted Payments" covenant) received by the Company after the Issue Date from the issuance and sale of its Common Stock to a Person that is not a Subsidiary of the Company and (y) the Company or Acquired Indebtedness of a Subsidiary not to exceed, at one time outstanding, 1.5 times the Fair Market Value of any Common Stock of the Company issued after the Issue Date as consideration for an Asset Acquisition in the Company's line of business; provided that, in any such case, such Indebtedness (other than Acquired Indebtedness) matures after the Stated Maturity of the Senior Discount Notes and has an Average Life to Stated Maturity longer than the Senior Discount Notes;

    (i) Indebtedness of the Company, to the extent that the net proceeds thereof are promptly (A) used to repurchase Senior Discount Notes tendered in an Change of Control Offer or (B) deposited to defease all of the Senior Discount Notes as described below under "Defeasance or Covenant Defeasance of Indenture";

    (j) Indebtedness of a Subsidiary represented by a guarantee of the Senior Discount Notes permitted by and made in accordance with the "Limitation on Issuances of Guarantees of Indebtedness by Subsidiaries" covenant;

    (k) Indebtedness of the Company or any Subsidiary under one or more Credit Facilities, provided that if any Indebtedness is incurred pursuant to this clause (k), total Indebtedness under this clause (k) and clause (c) above does not exceed at any one time outstanding an amount equal to the sum of (x) 65% of Eligible Accounts receivable and (y) without duplication of amounts included in the previous clause (x), 30% of the Company's unbilled, domestic unencumbered accounts receivable; and

    (l) (i) Indebtedness of the Company the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of the Company or any of its Subsidiaries and (ii) Indebtedness of any Subsidiary of the Company the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of such Subsidiary, in each case other than the Indebtedness incurred under clause (c) through (k) of this covenant (which clauses provide for the refinancing of Indebtedness incurred thereunder); provided, however, that (x) the principal amount of Indebtedness incurred pursuant to this clause (l) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) shall not exceed the sum of the principal amount of Indebtedness so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness or the amount of any premium reasonably determined by the Board of Directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the amount of expenses in connection therewith,
  (y) in the case of Indebtedness incurred by the Company pursuant to this clause (l) to refinance Subordinated Indebtedness, such Indebtedness (A) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Indebtedness being refinanced and (B) is expressly subordinated to the Senior Discount Notes in the same manner and to the same extent that the Subordinated Indebtedness being refinanced is subordinated to the Senior Discount Notes and (z) in the case of Indebtedness incurred by the Company pursuant to this clause (l) to refinance Pari Passu Indebtedness, such Indebtedness (A) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Indebtedness being refinanced and (B) constitutes Pari Passu Indebtedness or Subordinated Indebtedness.

  For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and
(B) the principal amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

  Limitation on Restricted Payments. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

    (a) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any of its Subsidiaries or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any of its Subsidiaries (other than (x) dividends or distributions payable solely in Capital Stock of the Company (other than Redeemable Capital Stock) or in options, warrants or other rights to purchase Capital Stock of the Company (other than Redeemable Capital Stock), (y) the declaration or payment of dividends or other distributions to the extent declared or paid to the Company or any Subsidiary of the Company and (z) the declaration or payment of dividends or other distributions by any Subsidiary of the Company to all holders of Common Stock of such Subsidiary on a pro rata basis),

    (b) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries (other than any such Capital Stock owned by a Wholly-Owned Subsidiary of the Company),

    (c) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity, any Subordinated Indebtedness (other than any such Indebtedness owned by the Company or a Wholly-Owned Subsidiary of the Company), or

    (d) make any Investment (other than any Permitted Investment) in any person (such payments or Investments described in the preceding clauses
  (a), (b), (c) and (d) are collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to such Restricted Payment), (A) no Default or Event of Default shall have occurred and be continuing, (B) immediately prior to and after giving effect to such Restricted Payment, the Company would be able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under "-- Limitation on Indebtedness" above (assuming a market rate of interest with respect to such additional Indebtedness) and (C) the aggregate amount of all Restricted Payments declared or made from and after the Issue Date would not exceed the sum of (1) the remainder of (a) 100% of the aggregate amount of the Consolidated Cash Flow accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the last fiscal quarter immediately preceding the Issue Date and ending on the last day of the last fiscal quarter preceding the date of such proposed Restricted Payment minus (b) the product of 2.00 times cumulative Consolidated Fixed Charges accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the last fiscal quarter immediately preceding the Issue Date and ending on the last day of the last fiscal quarter preceding the date of such proposed Restricted Payment plus (2) the aggregate net cash proceeds received by the Company after the Issue Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Capital Stock) to a Person who is not a Subsidiary of the Company (except to the extent such net cash proceeds are used to incur new Indebtedness outstanding pursuant to clause (h) of the second paragraph of the "Limitation on Indebtedness" Covenant) plus (3) the aggregate net cash proceeds received after the Issue Date by the Company from the issuance or sale of debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) together with the aggregate cash received by the Company at the time of such conversion or exchange plus (4) without duplication of any amount included in the calculation of Consolidated Cash Flow, in the case of repayment of, or return of capital in respect of, any Investment constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case less the cost of the disposition of such Investment.

  None of the foregoing provisions will prohibit (i) the payment of any dividend within 60 days after the date of its declaration, if at the date of declaration such payment would be permitted by the foregoing paragraph; (ii) so long as no Default or Event of Default shall have occurred and be continuing, the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Subsidiary of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent (x) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (y) issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (C)(2) and (3) of the preceding paragraph; (iii) so long as no Default or Event of Default shall have occurred and be continuing, any redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness by exchange for, or out of the net cash proceeds of, a substantially concurrent (x) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (y) issue and sale of (1) Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (C)(2) and (3) of the preceding paragraph; or (2) Indebtedness of the Company issued to any person (other than a Subsidiary of the Company), so long as such Indebtedness is Subordinated Indebtedness which (x) has no Stated Maturity earlier than the 91st day after the Final Maturity Date of the Senior Discount Notes, (y) has an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Senior Discount Notes and (z) is subordinated to the Senior Discount Notes in the same manner and at least to the same extent as the Subordinated Indebtedness so purchased, exchanged, redeemed, acquired or retired; (iv) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the covenant described under "--Disposition of Proceeds of Asset Sales" below; (v) so long as no Default or Event of Default has occurred and is continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not exceeding $1,000,000 in any calendar year; (vi) Investments in persons other than Subsidiaries at any one time outstanding (measured on the date each such Investment was made without giving effect to subsequent changes in value) not to exceed $20 million in the aggregate provided that such persons primary business is related, ancillary or complementary to the business of the Company and its Subsidiaries on the date of such Investment; and (vii) Investments in any person at any one time outstanding (measured on the date each such Investment was made without giving effect to subsequent changes in value) in an aggregate amount not to exceed 5.0% of the Company's total consolidated assets. In computing the amount of Restricted Payments previously made for purposes of clause (C) of the preceding paragraph, Restricted Payments made under the preceding clauses (v), (vi) and (vii) shall be included and clauses (i), (ii), (iii) and (iv) shall not be so included.

  Limitation on Liens. The Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom, unless (x) in the case of Liens securing Subordinated Indebtedness, the Senior Discount Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (y) in all other cases, the Senior Discount Notes are equally and ratably secured, except for (a) Liens existing as of the Issue Date; (b) Liens securing the Senior Discount Notes; (c) Liens securing Indebtedness under Credit Facilities incurred in compliance with clauses (k) and (c) of the second paragraph of the "Limitation on Indebtedness"

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covenant; (d) Liens on the Company's headquarters and other business premises securing Indebtedness in an aggregate principal amount not to exceed $10 million; (e) Liens in favor of the Company or any Subsidiary; (f) Liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so refinanced; and (g) Permitted Liens.

  Disposition of Proceeds of Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, make any Asset Sale unless (a) the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (b) at least 80% of such consideration consists of cash or Cash Equivalents. To the extent the Net Cash Proceeds of any Asset Sale are not used to permanently repay unsubordinated Indebtedness of the Company or Indebtedness of any Subsidiary, in each case owing to a person other than the Company or any of its Subsidiaries, the Company or such Subsidiary, as the case may be, may, within 180 days of such Asset Sale, apply such Net Cash Proceeds to an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Subsidiaries existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"). Any Net Cash Proceeds from any Asset Sale that are neither used to repay, and permanently reduce any commitments under such unsubordinated Indebtedness of the Company or Indebtedness of a Subsidiary nor invested in Replacement Assets within the 180 period described above constitute "Excess Proceeds" subject to disposition as provided below.

  When the aggregate amount of Excess Proceeds equals or exceeds $10,000,000, the Company shall make an offer to purchase (an "Asset Sale Offer"), from all holders of the Senior Discount Notes, not more than 40 Business Days thereafter, an aggregate principal amount of Senior Discount Notes equal to such Excess Proceeds, at a price in cash equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date. To the extent that the aggregate principal amount of Senior Discount Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Senior Discount Notes validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, Senior Discount Notes to be purchased will be selected on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and the Company is required to purchase Senior Discount Notes as described above.

  Limitation on Issuances and Sale of Preferred Stock by Subsidiaries. The Company (a) will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or a Wholly-Owned Subsidiary of the Company) and (b) will not permit any person (other than the Company or a Wholly-Owned Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company; provided, however, that this covenant shall not prohibit the issuance and sale of (x) all, but not less than all, of the issued and outstanding Capital Stock of any Subsidiary of the Company owned by the Company or any of its Subsidiaries in compliance with the other provisions of the Indenture or
(y) directors' qualifying shares or investments by foreign nationals mandated by applicable law.

  Limitation on Issuances of Guarantees of Indebtedness by Subsidiaries. The Company will not permit any Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company, other than Indebtedness under Credit Facilities incurred under clauses (c) and (l) in the "Limitation on Indebtedness" covenant, unless (i) such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee of the Senior Discount Notes on terms substantially similar to the guarantee of such Indebtedness, except that if such Indebtedness is by its express terms subordinated in right of payment to the Senior Discount Notes, any such assumption, guarantee or other liability of such Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary's assumption, guarantee or other liability with respect to the Senior Discount Notes substantially to the same extent as such Indebtedness is subordinated to the Senior Discount Notes and (ii) such Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any rights against the Company or any other Subsidiary as a result of any payment by such Subsidiary under its guarantee.

  Notwithstanding the foregoing, any guarantee by a Subsidiary may provide by its terms that it will be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any person not an Affiliate of the Company, of all of the Company's and each Subsidiary's Capital Stock in, or all or substantially all of the assets of, such Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee, which resulted in the creation of such guarantee of the Senior Discount Notes, except a discharge or release by or as a result of payment under such guarantee.

  Limitation on Transactions with Interested Persons. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services) with, or for the benefit of, any Affiliate of the Company or any beneficial owner (determined in accordance with the Indenture) of 5% or more of the Company's Common Stock at any time outstanding ("Interested Persons"), unless (a) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those which could have been obtained in a comparable transaction at such time from persons who are not Affiliates of the Company or Interested Persons, (b) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $10,000,000, the Company has obtained a written opinion from an Independent Financial Advisor stating that the terms of such transaction or series of transactions are fair to the Company or its Subsidiary, as the case may be, from a financial point of view and (c) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $2,000,000, the Company shall have delivered an officer's certificate to the Trustee certifying that such transaction or series of transactions complies with the preceding clause (a) and, if applicable, certifying that the opinion referred to in the preceding clause (b) has been delivered and that such transaction or series of transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company; provided, however, that this covenant will not restrict the Company or any Subsidiary from (i) making any payment permitted under the covenant described under "--Limitation on Restricted Payments" above, (ii) paying reasonable and customary fees to directors of the Company who are not employees of the Company, (iii) making loans or advances to officers, employees or consultants of the Company and its Subsidiaries (including travel and moving expenses) in the ordinary course of business for bona fide business purposes of the Company or such Subsidiary not in excess of $2,000,000 in the aggregate at any one time outstanding, (iv) entering into any transaction between the Company and any of its Subsidiaries or between Subsidiaries or (v) compensation arrangements with the Company's executive officers.

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Company or any other Subsidiary of the Company, (c) make loans or advances to, or any Investment in, the Company or any other Subsidiary of the Company, (d) transfer any of its properties or assets to the Company or any other Subsidiary of the Company or (e) guarantee any Indebtedness of the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Subsidiary of the Company, (iii) customary restrictions on transfers of property subject to a Lien permitted under the Indenture, (iv) any agreement or other instrument of a person acquired by the Company or any Subsidiary of the Company (or a Subsidiary of such person) in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the properties or assets of the person, so acquired, (v) provisions contained in agreements or instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor thereunder unless the transferee shall assume the obligations of the obligor under such agreement or instrument, (vi) any such encumbrance or restriction existing on the Issue Date in the Indenture or any other agreements in effect on the Issue Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; and (vii) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if the encumbrance or restriction applies only in the event of a default with respect to a financial covenant contained in such Indebtedness or agreement and such encumbrance or restriction is not materially more disadvantageous to the holders of the Senior Discount Notes than is customary in comparable financing (as determined by the Company) and the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Senior Discount Notes. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries" covenant shall prevent the Company or any Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Subsidiaries that secure Indebtedness of the Company or any of its Subsidiaries.

  Limitation on Sale and Leaseback Transactions. Neither the Company nor any Subsidiary will, directly or indirectly, enter into any Sale and Leaseback Transaction, except that the Company or any Subsidiary may enter into a Sale and Leaseback Transaction if (x) the aggregate Fair Market Value of all Sale and Leaseback Transactions entered into by the Company and its Subsidiaries after the Issue Date shall not involve property or assets having an aggregate Fair Market Value of more than $20 million or (y) (i) immediately prior thereto, and after giving effect to such Sale and Leaseback Transaction (the Indebtedness thereunder being equivalent to the attributable Value thereof) the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Indebtedness" above and (ii) the Sale and Leaseback Transaction constitutes an Asset Sale effected in accordance with the requirements of the covenant described under "--Disposition of Proceeds of Asset Sales" above.

  Reporting Requirements. The Company will file with the Commission the annual reports, quarterly reports and other documents required to be filed with the Commission pursuant to Sections 13 and 15 of the Exchange Act, whether or not the Company has a class of securities registered under the Exchange Act. The Company will be required to file with the Trustee and provide to each Noteholder within 15 days after it files them with the Commission (or if any such filing is not permitted under the Exchange Act, 15 days after the Company would have been required to make such filing) copies of such reports and documents.

  MERGER, SALE OF ASSETS, ETC.

  The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or the Company and its Subsidiaries, taken as a whole, to any other person or persons, unless at the time of and after giving effect thereto (a) either (i) if the transaction or series of transactions is a merger or consolidation, the Company shall be the surviving person of such merger or consolidation, or (ii) the person formed by such consolidation or into which the Company or such Subsidiary is merged or to which the properties and assets of the Company or such Subsidiary, as the case may be, are transferred (any such surviving person or transferee person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of

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Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Senior Discount Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect; (b) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing and the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Indebtedness" above (assuming a market rate of interest with respect to such additional Indebtedness); and
(c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions.

  In connection with any consolidation, merger, transfer, lease, assignment or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease, assignment or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture; provided, however, that solely for purposes of computing amounts described in subclause (C) of the covenant described under "--Limitation on Restricted Payments" above, any such successor person shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation or transfer of assets.

  Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein.

  EVENTS OF DEFAULT

  The following will be "Events of Default" under the Indenture:

    (i) default in the payment of the principal of or premium, if any, on any Note when the same becomes due and payable (upon Stated Maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise); or

    (ii) default in the payment of an installment of interest on any of the Senior Discount Notes, when the same becomes due and payable, which default continues for a period of 30 days; or

    (iii) failure to perform or observe any other term, covenant or agreement contained in the Senior Discount Notes or the Indenture (other than a default specified in clause (i) or (ii) above) and such default continues for a period of 30 days after written notice of such default requiring the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by holders of 25% in aggregate principal amount of the Senior Discount Notes then outstanding; or

    (iv) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Subsidiary of the Company then has outstanding Indebtedness in excess of $10,000,000, individually or in the aggregate, and either (a) such Indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; or

    (v) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $10,000,000, either individually or in the aggregate, shall be entered against the Company or any Subsidiary of the Company or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

    (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary of the Company shall have occurred.

  If an Event of Default (other than as specified in clause (vi) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Senior Discount Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Senior Discount Notes due and payable immediately, upon which declaration, all amounts payable in respect of the Senior Discount Notes shall be immediately due and payable. If an Event of Default specified in clause (vi) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Senior Discount Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Senior Discount Notes.

  After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Senior Discount Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Senior Discount Notes, (iii) the principal of and premium, if any, on any Senior Discount Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Senior Discount Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Senior Discount Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and
(c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Senior Discount Notes that have become due solely by such declaration of acceleration, have been cured or waived.

  The holders of not less than a majority in aggregate principal amount of the outstanding Senior Discount Notes may on behalf of the holders of all the Senior Discount Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

  No holder of any of the Senior Discount Notes has any right to institute any proceeding with respect to the Indenture or the Senior Discount Notes or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Senior Discount Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Senior Discount Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee, within such 30-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Senior Discount Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

  During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, whether or not an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of not less than a majority in aggregate principal amount of the outstanding Senior Discount Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

  If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Senior Discount Notes notice of the Default or Event of Default within 30 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Senior Discount Notes, the Trustee may withhold the notice to the holders of such Senior Discount Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the Senior Discount Notes.

  The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days of any event which is, or after notice or lapse of time or both would become, an Event of Default.

  DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Senior Discount Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Senior Discount Notes, except for (i) the rights of holders of outstanding Senior Discount Notes to receive payment in respect of the principal of, premium, if any, and interest on such Senior Discount Notes when such payments are due, (ii) the Company's obligations to issue temporary Senior Discount Notes, register the transfer or exchange of any Senior Discount Notes, replace mutilated, destroyed, lost or stolen Senior Discount Notes and maintain an office or agency for payments in respect of the Senior Discount Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company with respect to certain covenants that are set forth in the Indenture, some of which are described under "--Certain Covenants" above (including the covenant described under "Change of Control" above) and any subsequent failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Discount Notes ("covenant defeasance").

  In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Senior Discount Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Senior Discount Notes to redemption or maturity (except lost, stolen or destroyed Senior Discount Notes which have been replaced or paid); (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Senior Discount Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.

  SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Senior Discount Notes, as expressly provided for in the Indenture) as to all outstanding Senior Discount Notes when (i) either (a) all the Senior Discount Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Discount Notes which have been replaced or repaid and Senior Discount Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Senior Discount Notes not theretofore delivered to the Trustee for cancellation (except lost, stolen or destroyed Senior Discount Notes which have been replaced or paid) have been called for redemption pursuant to the terms of the Senior Discount Notes or have otherwise become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Discount Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Discount Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;
(ii) the Company has paid all other sums payable under the Indenture by the Company; (iii) there exists no Default or Event of Default under the Indenture; and (iv) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

  AMENDMENTS AND WAIVERS

  From time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, without the consent of the holders of any outstanding Senior Discount Notes, amend, waive or supplement the Indenture or the Senior Discount Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939 or making any other change that does not adversely affect the rights of any holder of Senior Discount Notes; provided, however, that the Company has delivered to the Trustee an opinion of counsel stating that such change does not adversely affect the rights of any holder of Senior Discount Notes. Other amendments and modifications of the Indenture or the Senior Discount Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Senior Discount Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Senior Discount Notes, (ii) change the currency in which any Senior Discount Notes or any premium or the interest thereon is payable or make the principal of, premium, if any, or interest on any Note payable in money other than that stated in the Note, (iii) reduce the percentage in principal amount of outstanding Senior Discount Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Senior Discount Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Senior Discount Notes,
(v) waive a default in payment with respect to the Senior Discount Notes, (vi) amend, change or modify the obligations of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate the offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto, (viii) reduce or change the rate or time for payment of interest on the Senior Discount Notes, or (ix) modify or change any provision of the Indenture affecting the ranking of the Senior Discount Notes in a manner adverse to the holders of the Senior Discount Notes.

  THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in such Act) it must eliminate such conflict or resign.

  GOVERNING LAW

  The Indenture and the Senior Discount Notes are governed by the laws of the State of New York, without regard to the principles of conflicts of law.

  CERTAIN DEFINITIONS

  "Accreted Value" is defined to mean, for any specified date (the "Specified Date"), the amount calculated pursuant to (i), (ii), (iii) or (iv) for each $1,000 principal amount at maturity of Senior Discount Notes:

    (i) if the Specified Date occurs on one or more of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

     SEMI-ANNUAL ACCRUAL DATE                                   ACCRETED VALUE
     ------------------------                                   --------------
     November 1, 1997..........................................   $  774.26
     May 1, 1998...............................................   $  814.91
     November 1, 1998..........................................   $  857.69
     May 1, 1999...............................................   $  902.72
     November 1, 1999..........................................   $  950.11
     May 1, 2000...............................................   $1,000.00

    (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the original issue price and (b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less the original issue price multiplied by
  (2) a fraction, the numerator of which is the number of days from the issue date of the Senior Discount Notes to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the issue date of the Senior Discount Notes to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

    (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

    (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

  "Acquired Indebtedness" means Indebtedness of a person (a) assumed in connection with an Asset Acquisition from such person or (b) existing at the time such person becomes a Subsidiary of any other person; provided that Acquired Indebtedness shall not include any such Indebtedness that was incurred in anticipation or contemplation of such Asset Acquisition or such person becoming a Subsidiary.

  "Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.

  "Asset Acquisition" means (a) an Investment by the Company or any Subsidiary of the Company in any other person pursuant to which such person shall become a Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company, (b) the acquisition by the Company or any Subsidiary of the Company of the assets of any person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such person or (c) the acquisition by the Company or any Subsidiary of the Company of any division or line of business of any person (other than a Subsidiary of the Company).

  "Asset Disposition" means the sale or other disposition by the Company or any of its Subsidiaries (other than to the Company or another Subsidiary of the Company) of (i) all or substantially all of the Capital Stock of any Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Subsidiaries.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Wholly-Owned Subsidiary of the Company, in one or a series of related transactions, of (a) any Capital Stock of any Subsidiary of the Company (other than in respect of director's qualifying shares or investments by foreign nationals mandated by applicable law); (b) all or substantially all of the properties and assets of any division or line of business of the Company or any Subsidiary of the Company; or (c) any other properties or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include (i) any sale, transfer or other disposition of equipment, tools or other assets (including Capital Stock of any Subsidiary of the Company) by the Company or any of its Subsidiaries in one or a series of related transactions in respect of which the Company or such Subsidiary receives cash or property with an aggregate Fair Market Value of $1,000,000 or less; and (ii) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the provisions described under "--Merger, Sale of Assets, Etc." above.

  "Attributable Value" means, as to any particular lease and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with GAAP, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capitalized Lease Obligation with a like term in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

  "Average Life to Stated Maturity" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years (or any fraction thereof) from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by
(ii) the sum of all such principal payments.

  "Capital Stock" means, with respect to any person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

  "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

  "Cash Equivalents" means, at any time, (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the Untied States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; (iii) Eurodollar time deposits with a maturity of 180 days or less of any financial institution that is not organized under the laws of the United States, any state thereof or the District of Columbia that are rated at least A-1 by S&P or at least P-1 by Moody's or at least an equivalent rating category of another nationally recognized securities rating agency; (iv) commercial paper with a maturity of 180 days or less that are rated at least A-1 by S&P, or at least P-1 by Moody's or at least an equivalent rating category of another nationally recognized securities rating agency; (v) tax-exempt investments that are rated at least SP1/A1 by S&P and/or P1/VM1G1/M1G1 by Moody's; (vi) money market accounts of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; and (vii) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within 180 days from the date of acquisition; provided that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions With Securities Dealers and Others, as adopted by the Comptroller of the Currency on October 31, 1985.

  "Change of Control" means the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is or becomes the "Beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "Beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 35% of the voting power of the total Voting Stock of the Company; provided, however, that the Permitted Holders (i) "Beneficially own" (as so defined) a lower percentage of the voting power of the Voting Stock than such other person or "group" and (ii) do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company; or (b) individuals who on the Issue Date constitute the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors of the Company then in office who either were members of the Board of Directors of the Company on the Issue Date of whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors of the Company then in office.

  "Common Stock" means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated Cash Flow" means, for any period, the sum of the amounts for such period of (i) Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes, to the extent such amount was deducted in calculating Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Consolidated Net Income, and (vi) all other non-cash items reducing Consolidated Net Income (excluding any non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period), less all non-cash items increasing Consolidated Net Income, all as determined on a consolidated basis for the Company and its Subsidiaries in conformity with GAAP.

  "Consolidated Fixed Charges" means, for any period, Consolidated Interest Expense plus dividends declared and payable on Preferred Stock.

  "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including capitalized interest, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Protection Agreements; and interest on Indebtedness that is guaranteed or secured by the Company or any of its Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Subsidiaries during such period.

  "Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication): (i) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described above, the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Company or any of its Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Subsidiaries; (ii) any gains or losses (on an after-tax basis) attributable to Asset Sales; (iii) except for purposes of calculating the amount of Restricted Payments that may be pursuant to clause
(C) of the first paragraph of the "Limitation on Restricted Payments" covenant described above, any amount paid or accrued as dividends on Preferred Stock of the Company or Preferred Stock of any Subsidiary owned by Persons other than the Company and any of its Subsidiaries; (iv) all extraordinary gains and extraordinary losses; and (v) the net income (or loss) of any Person (other than net income (or loss) attributable to a Subsidiary) in which any Person (other than the Company or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Subsidiaries by such other Person during such period.

  "Consolidated Net Worth" means, with respect to any person at any date, the consolidated stockholders' equity of such person less the amount of such stockholders, equity attributable to Redeemable Capital Stock of such person and its Subsidiaries, as determined in accordance with GAAP.

  "Credit Facilities" is defined to mean, with respect to the Company, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Eligible Accounts Receivable" is defined to mean the accounts receivables (net of any reserves and allowances for doubtful accounts in accordance with GAAP) of any person that are not more than 60 days past their due date and that were entered into in the ordinary course of business on normal payment terms as shown on the most recent consolidated balance sheet of such person filed with the Commission, all in accordance with GAAP.

  "Event of Default" has the meaning set forth under "Events of Default" herein.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Fair Market Value" means, with respect to any assets, the price, as determined by the Board of Directors of the Company, acting in good faith, which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that, with respect to any transaction which involves an asset or assets in excess of $2,000,000, such determination shall be evidenced by resolutions of the Board of Directors of the Company delivered to the Trustee.

  "Final Maturity Date" means November 1, 2004.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable from time to time and are consistently applied.

  "Guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

  "Indebtedness" means, with respect to any person at any date of determination (without duplication), (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, Senior Discount Notes or other similar instruments, (iii) all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade payables, (v) all obligations of such person as lessee under Capitalized Lease Obligations,
(vi) all Indebtedness of other persons secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other persons guaranteed by such person to the extent such Indebtedness is guaranteed by such person, (viii) the maximum fixed redemption or repurchase price of Redeemable Capital Stock of such person at the time of determination and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Protection Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes.

  "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

  "Interest Rate Protection Agreement" means any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

  "Investment" means, with respect to any person, any direct or indirect, loan, guarantee, or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other person. In addition, the Fair Market Value of the assets of any Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary shall be deemed to be an Investment made by the Company in such Unrestricted Subsidiary at such time. "Investments" shall exclude extensions of trade credit by the Company and its Subsidiaries in the ordinary course of business in accordance with normal trade practices of the Company or such Subsidiary, as the case may be.

  "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

  "Maturity Date" means, with respect to any security, the date on which any principal of such security becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) net of (i) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any person (other than the Company or any Subsidiary of the Company) owning a beneficial interest in the assets subject to the Asset Sale or has a security interest in such assets and
(iv) appropriate amounts to be provided by the Company or any Subsidiary of the Company, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee.

  "Pari Passu Indebtedness" means Indebtedness of the Company which ranks pari passu in right of payment with the Senior Discount Notes.

  "Permitted Holder" means (x) Fred Gratzon, Shelley Levin-Gratzon or Clifford Rees or (y) any Affiliate of any Person named in the foregoing clause or (x) any trust for the benefit of any such Person or any of such Person's family members or descendants.

  "Permitted Investments" means any of the following: (i) Investments in any Subsidiary of the Company (including any person that pursuant to such Investment becomes a Subsidiary of the Company) and any person that is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or any Subsidiary of the Company at the time such Investment is made; (ii) Investments in Cash Equivalents; (iii) Investments in deposits with respect to leases or utilities provided to third parties in the ordinary course of business; (iv) Investments in Currency Agreements on commercially reasonable terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in foreign exchange rates; (v) loans or advances to officers, employees or consultants of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes of the Company and its Subsidiaries (including travel and moving expenses) not in excess of $1,000,000 in the aggregate at any one time outstanding; (vi) Investments in evidences of Indebtedness, securities or other property received from another person by the Company or any of its Subsidiaries in connection with any bankruptcy proceeding or by reason of a composition or readjustment of debt or a reorganization of such person or as a result of foreclosure, perfection or enforcement of any Lien in exchange for evidences of Indebtedness, securities or other property of such person held by the Company or any of its Subsidiaries, or for other liabilities or obligations of such other person to the Company or any of its Subsidiaries that were created, in accordance with the terms of the Indenture; and (vii) Investments in Interest Rate Protection Agreements on commercially reasonably terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in interest rates.

  "Permitted Liens" means the following types of Liens:

    (a) Liens for taxes, assessments or governmental charges or claims either
  (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or any of its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, governmental contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (d) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

    (e) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

    (f) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

    (g) Liens to finance the acquisition, cost of design, development, construction, installation or integration of property or assets of the Company or any Subsidiary of the Company in the ordinary course of business; provided, however, that (i) the related Indebtedness shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than such property or assets and any improvements thereto and
  (ii) the Lien securing such Indebtedness either (x) exists at the time of such acquisition or construction or (y) shall be created within 90 days of such acquisition, construction or commencement of full operation of such property or assets;

    (h) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

    (i) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Subsidiaries, taken as a whole;

    (j) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Subsidiaries relating to such property or assets;

    (k) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

    (l) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary other than the property or assets acquired and were not created in contemplation of such transaction;

    (m) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; and

    (n) Liens encumbering customary initial deposits and margin deposits and other Liens that are either within the general parameters customary in the industry or incurred in the ordinary course of business, in each case securing Indebtedness under Interest Rate Protection Agreements and Currency Agreements.

  "Person" or "person" means any individual, corporation, limited liability company partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Preferred Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents, however designated, whether voting or nonvoting, of such persons preferred or preferred stock, whether new outstanding or issued after the Issue Date, including without limitation, all series and classes of such preferred or preferred stock.

  "Pro Forma Consolidated Cash Flow" is defined to mean, for any period, the Consolidated Cash Flow of the Company for such period calculated on a pro forma basis to give effect to any Asset Disposition or Asset Acquisition not in the ordinary course of business (including acquisition of other persons by merger, consolidation or purchase of Capital Stock) during such period as if such Asset Disposition or Asset Acquisition had taken place on the first day of such period.

  "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, excluding Capital Stock in any other Person.

  "Redeemable Capital Stock" means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity with respect to any Note or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity Date, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity.

  "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries.

  "Significant Subsidiary" shall have the same meaning as in Rule 1.02(w) of Regulation S-X under the Securities Act.

  "S&P" means Standard & Poor's Corporation, and its successors.

  "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

  "Subordinated Indebtedness" means Indebtedness of the Company which is expressly subordinated in right of payment to the Senior Discount Notes.

  "Subsidiary" means, with respect to any person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more Subsidiaries thereof and (ii) any other person (other than a corporation), including, without limitation, a joint venture, in which such person, one or more Subsidiaries thereof or such person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company under the Indenture, other than for purposes of the definition of an Unrestricted Subsidiary, unless the Company shall have designated an Unrestricted Subsidiary as a "Subsidiary" by written notice to the Trustee under the Indenture, accompanied by an Officers' Certificate as to compliance with the Indenture; provided, however, that the Company shall not be permitted to designate any Unrestricted Subsidiary as a Subsidiary unless, after giving pro forma effect to such designation, (i) the Company would be permitted to incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under "--Limitation on Indebtedness" above (assuming a market rate of interest with respect to such Indebtedness) and (ii) all Indebtedness and Liens of such Unrestricted Subsidiary would be permitted to be incurred by a Subsidiary of the Company under the Indenture. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

  "Trade Payables" means any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by the Company or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods and services.

  "Transaction Date" means, with respect to the incurrence of any Indebtedness by the Company or any of its Subsidiaries, the date such Indebtedness is to be incurred.

  "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Subsidiary; provided that (A) any guarantee by the Company or any Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "incurrence" of such Indebtedness and an "Investment" by the Company or such Subsidiary (or both, if applicable) at the time of such designation; (B) such designation would be permitted under the "Limitation on Restricted Payments" covenants described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below.

  "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect a least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

  "Wholly-Owned Subsidiary" means any Subsidiary of the Company of which 100% of the outstanding Capital Stock is owned by one or more Wholly-Owned Subsidiaries of the Company or by the Company and one or more Wholly-Owned Subsidiaries of the Company. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

REVOLVING CREDIT FACILITY

  The Company's Revolving Credit Facility with First Chicago NBD, Inc. (the "Bank") (the "Revolving Credit Facility") had a maximum borrowing availability up to $15 million. The Revolving Credit Facility expired October 31, 1997.

  Interest. Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to the sum of (i) the higher of the Bank's base rate or the Federal Funds Effective Rate plus one half of one percent (.5%) per annum and (ii) one quarter of one percent (.25%).

  Security. The Revolving Credit Facility is secured by collateral consisting of substantially all the assets of the Company.

  Events of Default. The occurrence of any one or more of the following events shall constitute a default of the Company under the Revolving Credit Facility:

    (a) any representation or warranty made by or on behalf of the Company to the Bank under or in connection with the Revolving Credit Facility or any loan shall be materially false as of the date on which made;

    (b) nonpayment of the principal amount of any loan when due;

    (c) nonpayment of interest upon any loan or of any commitment fee within five (5) days after the same becomes due;

    (d) failure of the Company to pay when due (subject to any applicable grace period) any material indebtedness or the default by the Company in the performance of any other term, provision or condition contained in any agreement (other than the Revolving Credit Facility ) under which any such indebtedness was created or is governed, the effect of which is to cause, or to permit the holder or holders of such indebtedness to cause, such indebtedness to become due prior to its stated maturity; or any such indebtedness shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to maturity thereof;

    (e) the Company shall (i) have an order for relief entered with respect to it under the Federal Bankruptcy Code, Title 11, United States Code, Sections 1 et. seq., (ii) not pay, or admit in writing its inability to pay, its debts generally as they become due, (iii) make an assignment for the benefit of creditors, (iv) apply for, seek, consent to, or acquiesce in the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its property, (v) institute any proceeding seeking to adjudicate it bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or fail to file any answer or other pleading denying the material allegations of any such proceeding filed against it, (vi) take any corporate action to authorize or effect any of the foregoing actions set forth in this subparagraph, or (vii) fail to contest in good faith any appointment or proceeding described in subparagraph (f);

    (f) without the application, approval or consent of the Company, a receiver, trustee, examiner, liquidator or similar official shall be appointed for the Company or any substantial part of its property, or a proceeding described in clause (v) of subparagraph (e) shall be instituted against the Company, and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of sixty (60) consecutive days; or

    (g) The aggregate face amount of outstanding letters of credit issued on the application of the Company shall exceed $2,000,000.

  If any default described in paragraphs (e) or (f), above, occurs, the commitment of the Bank to make loans under the Revolving Credit Facility shall automatically terminate and any loans outstanding to the Company shall immediately become due and payable without any election or action on the part of the Bank. If any other Default occurs, the Bank may terminate or suspend the commitment of the Bank to make loans under the Revolving Credit Facility, or declare the loans outstanding to the Company to be due and payable, whereupon such loan shall become immediately due and payable, or both, without presentment, demand, protest or notice of any kind.

                             PLAN OF DISTRIBUTION

  The Shares offered by the Selling Shareholders may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest of the Selling Shareholders, at their sole discretion. Such sales may be made on the Shareholders, at their sole discretion. Such sales may be made on the NASDAQ National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares offered by the Selling Shareholders are not being underwritten.

  In general, the Shares may be sold by one or more of the following means:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange (if the securities are then listed on an exchange);
(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; or (e) other securities transactions. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. No commissions or other fees shall be payable by the Company to any broker or dealer in connection with this offering. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters' within the meaning of the Securities Act of 1933, as amended, in connection with such sales. The Company will pay the expenses
of this offering, estimated at $   .

                         TRANSFER AGENT AND REGISTRAR

  First Chicago Trust Company of New York will serve as transfer agent and registrar for the Common Stock.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 31,003,431 outstanding shares of Common Stock and 2,086,630 shares of Common Stock subject to outstanding options, of which options to purchase 1,677,153 shares will then be exercisable. In addition, 2,322,847 shares of Common Stock are issuable upon exercise of options available for grant under the Stock Option Plan and 1,160,107 shares are issuable upon exercise of the Warrants. The 234,889 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act. Pursuant to the Principal Shareholders Registration Rights Agreement, the Principal Shareholders or their permitted transferees are entitled to certain piggyback registration rights, and, in the event the Company becomes eligible to use a Form S-3 registration statement, two demand registration rights.

  These rights are generally subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances. The Principal Shareholders Registration Rights Agreement obligates the Company to pay all expenses of any such registration, other than underwriting discounts and commissions relating to the shares being sold on behalf of any Principal Shareholders and to indemnify the Principal Shareholders against certain liabilities, including liabilities under the Securities Act. Sales of restricted securities in the public market or the perception that such sales could occur could adversely affect the market price of the Common Stock.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be "affiliates" of the Company, who has beneficially owned his or her shares for at least one year since the later of the date of the acquisition of the securities from the Company or from an affiliate is entitled to sell within any three-month period that number of restricted securities that does not exceed the greater of (i) 1% of the then outstanding shares of securities of the same class or (ii) the average weekly trading volume of such securities during the four calendar weeks immediately preceding such sale, or the filing of notice of proposed sale, if required, subject to the availability of adequate current public information about the Company. After two years have elapsed since the later of the date the securities were acquired from the Company or from an affiliate of the Company, such shares may be sold without limitation by persons who are not affiliates of the Company at the time and have not been affiliates of the Company for at least three months under Rule 144(k).

  Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired on the exercise of outstanding options prior to the date of this Prospectus may be resold by persons other than affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates subject to all provisions of Rule 144 except its one-year minimum holding period. The Company intends to file one or more registration statements under the Securities Act to register the shares of Common Stock issued and reserved for issuance in compensatory arrangements and under the Stock Option Plan. Registration would permit the resale of such shares by non-affiliates and affiliates, subject to the lock-up described above, in the public market without restriction under the Securities Act.

  In addition, the Company intends to register on Form S-8 under the Securities Act 4,000,000 shares of Common Stock issuable under options subject to the Company's Stock Option Plan. Shares issued under the Stock Option Plan pursuant to such registration statement on Form S-8 (other than shares issued to affiliates) generally may be sold immediately in the public market, subject to vesting requirements and the lock-up agreements described below under "Underwriters."

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
                                OF COMMON STOCK

  General. The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to holders of such shares of Common Stock who are not U.S. persons. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular investor. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

  In general, a "Non-U.S. Holder" is any beneficial owner of Common Stock that is not (i) a citizen or resident, as specifically defined for U.S. federal income tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State thereof, (iii) any other entity, including an estate, whose income is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust.

  Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, and (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) but will generally be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under new regulations adopted by the U.S. Treasury on October 6, 1997, dividends paid after December 31, 1998 to a non-U.S. Holder could be subject to backup withholding at a 31 percent rate, rather than at a 30 percent rate or at a reduced rate under an income tax treaty, unless certain documentation procedures are complied with. Under current regulations, the Company must report annually to the United States Internal Revenue Service (the "IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

  On October 6, 1997, the Treasury Department issued final rules with respect to withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations"). The New Withholding Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Non-U.S. Holders that are subject to withholding are urged to consult their own tax advisors with respect to the New Withholding Regulations.

  A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

  Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax, by withholding or otherwise, on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, or
(iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been, currently is or is likely to become) and, assuming that the Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock.

  Estate Tax. Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

  Backup Withholding and Information Reporting. As a general rule, under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to the actual and constructive payments of dividends. The United States backup withholding tax and information reporting requirements generally, under current regulations, will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding, unless the payer has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not recipients that are entitled to an exemption, as discussed above and that fail to provide in the manner required certain identifying information. However, under new regulations adopted by the U.S. Treasury on October 6, 1997, dividends paid after December 31, 1998 to a non-U.S. Holder could be subject to backup withholding at a 31 percent rate, rather than at a 30 percent rate or at a reduced rate under an income tax treaty, unless certain documentation procedures are complied with. Non-U.S. Holders are urged to consult their own tax advisors concerning the effect of these new regulations.

  The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require (i) backup withholding if the broker has actual knowledge that the owner is not a Non-U.S. Holder, and

  (ii) information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.- related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The IRS recently proposed regulations addressing the withholding and information reporting rules which could affect the treatment of the payment of proceeds discussed above. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the possible application of the proposed regulations addressing the withholding and information reporting rules.

  Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, and provided that such holder furnishes the IRS with the information entitling such holder to an exemption from or reduced rate of withholding, such holder would be entitled to a refund.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Swidler & Berlin, Chartered, Washington, D.C. The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Marcus and Thompson, P.C.

                                    EXPERTS

  The consolidated financial statements of Telegroup, Inc. as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, included herein and the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon authority of said firm as experts in accounting and auditing.

  MacIntyre & Co., who have audited the divisional financial statements of Fastnet U.K. Limited for the period from 1 October 1996 to 28 February 1997, have given and have not withdrawn their written consent to the inclusion herein of their auditors' report and the references thereto and to themselves in the form and context in which they are included.

                               GLOSSARY OF TERMS

  accounting or settlement rate--The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

 call-reorigination

    traditional call-reorigination (also known as "callback")--A form of dial up access that allows a user to access a telecommunications company's network by placing a telephone call, hanging up, and waiting for an automated callback. The callback then provides the user with dial tone which enables the user to initiate and complete a call.

    transparent call-reorigination--Technical innovations have enabled telecommunications carriers to offer a "transparent" form of call reorigination without the usual "hang up" and "callback" whereby the call is automatically and swiftly processed by a programmed switch.

    call-through--The provision of international long distance service through conventional long distance or "transparent" call-reorigination.

  CLEC--Competitive Local Exchange Carrier.

  core markets--The Company's "core markets" are the U.S., Germany, the U.K., France, Switzerland, Hong Kong, Japan, the Netherlands, Australia and Sweden.

  Country Coordinators--Persons in the Company's markets responsible for coordinating Telegroup's operations, including sales, marketing, customer service and independent agent support. Telegroup currently has 28 Country Coordinators responsible for providing such support in 72 countries.

  CUG (Closed User Group)--A group of specified users, such as employees of a company, permitted by applicable regulations to access a private voice or data network, which access would otherwise be denied to them as individuals.

  dedicated or direct access--A means of accessing a network through the use of a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantage of dedicated access is simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs (provided there is sufficient traffic over the circuit to generate economies of scale).

  dial-up access--A form of service whereby access to a network is obtained by dialing an international toll-free number or a paid local access number.

  distributed intelligence--The proprietary architecture supporting the TIGN which allows customer information, such as credit limits, language selection, waiting voice-mail and faxes, and speed dial numbers to be distributed to customers cost-effectively over a parallel data network wherever.

  European Union--Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, and the United Kingdom.

  facilities-based carrier--A carrier which transmits a significant portion of its traffic over owned transmission facilities.

  fiber-optic--A transmission medium consisting of high-grade glass fiber through which light beams are transmitted carrying a high volume of telecommunications traffic.

  IPLC (International Private Line Circuits)--Point-to-point permanent connections which can carry voice and data. IPLCs are owned and maintained by ITOs or third party resellers.

  IRU (Indefeasible Rights of Use)--The rights to use a telecommunications system, usually an undersea cable, with most of the rights and duties of ownership, but without the right to control or manage the facility and, depending upon the particular agreement, without any right to salvage or duty to dispose of the cable at the end of its useful life.

  ISDN (Integrated Services Digital Network)--A hybrid digital network capable of providing transmission speeds of up to 128 kilobits per second for both voice and data.

  ISR (International Simple Resale)--The use of international leased lines for the resale of switched telephony services to the public, by-passing the current system of accounting rates.

  ITO (Incumbent Telecommunications Operator)--The dominant carrier or carriers in each country, often, but not always, government-owned or protected (alternatively referred to as the Postal, Telephone and Telegraph Company, or PTT).

  LEC (Local Exchange Carrier)--Companies from which the Company and other long distance providers must purchase "access services" to originate and terminate calls in the U.S.

  local connectivity--Physical circuits connecting the switching facilities of a telecommunications services provider to the interexchange and transmission facilities of a facilities-based carrier.

  local exchange--A geographic area determined by the appropriate regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

  node--A specially configured multiplexer which provides the interface between the local PSTN where the node is located and the TIGN switch. A node collects and concentrates call traffic from its local area and transfers it to TIGN switches via private line for call processing. Nodes permit Telegroup to extend its network into a new geographic location by accessing the local PSTN without requiring the deployment of a switch.

  operating agreement--An agreement that provides for the exchange of international long distance traffic between correspondent international long distance providers that own facilities in different countries. These agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the corresponding long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

  PBX (Public Branch Exchange)--Switching equipment that allows connection of a private extension telephone to the PSTN or to a private line.

  PNETs (Public Non-Exclusive Telecommunications Services) License--A license allowing the licensee to provide certain telecommunications services in Hong Kong. A PNETs licensee may not provide services the provision of which are reserved to Hong Kong Telecommunications International Limited.

  PSTN (Public Switched Telephone Network)--A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

  private line--A dedicated telecommunications connection between end user locations.

  resale--Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.

  Switching facility--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

  TIGN--The Telegroup Intelligent Global Network.

  Transit/termination agreements--An agreement that provides for the exchange of international long distance traffic between international long distance providers, which agreement provides for the termination of traffic in one or more countries at negotiated termination costs. Such an agreement usually does not include an "accounting rate" and often is not limited to the termination of traffic in the home territories of the parties in the agreement.

  Value-Added Tax (VAT)--A consumption tax levied on end-consumers of goods and services in applicable jurisdictions.

  Voice Telephony--A term used by the EU, defined as the commercial provision for the public of the direct transport, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination point. The term "voice telephony" is also used in the Prospectus generally to refer to the direct transport and switching of speech in real-time between public switched network termination points.

                               TABLE OF CONTENTS

                        TELEGROUP, INC. AND SUBSIDIARIES

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and September
 30, 1997 (unaudited).....................................................  F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996 and the nine-month periods ended September 30, 1996 and 1997 (unaudited).....................................................  F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and 1996 and the nine-month period ended
 September 30, 1997 (unaudited)...........................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996 and the nine-month periods ended September 30, 1996 and 1997 (unaudited).....................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Telegroup, Inc.:

  We have audited the accompanying consolidated balance sheets of Telegroup, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telegroup, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Lincoln, Nebraska
March 28, 1997, except as to note 1 (m)
and the last paragraph of note 7
which are as of July 8, 1997

                        TELEGROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

                                             DECEMBER 31,
                                        ----------------------
                                           1995        1996     SEPTEMBER 30, 1997
                                        ----------- ----------  ------------------
                                                                   (UNAUDITED)
                ASSETS
 Current assets:
  Cash and cash equivalents..........   $ 4,591,399 14,155,013      58,215,248
  Accounts receivable and unbilled
   services, less allowance for
   credit losses of $2,100,000 in
   1995, $3,321,119 in 1996, and
   $4,639,183 at September 30, 1997..    23,196,743 32,288,507      48,007,389
  Income tax recoverable.............           --   1,796,792       2,924,478
  Deferred taxes (note 8)............     1,134,730  1,392,058       1,639,066
  Prepaid expenses and other assets..       110,325    245,271         757,508
  Receivables from shareholders......        75,952     14,974          45,880
  Receivables from employees.........        87,895     85,539         189,070
                                        ----------- ----------     -----------
  Total current assets...............    29,197,044 49,978,154     111,778,639
                                        ----------- ----------     -----------
 Net property and equipment (note
  5).................................     3,979,039 11,256,139      21,596,980
                                        ----------- ----------     -----------
 Other assets:
  Deposits and other assets..........       282,378    376,614         688,665
  Goodwill, net of amortization of
   $22,768 in 1996 and $96,520 at
   September 30, 1997................           --   1,001,841       2,969,347
  Capitalized software, net of amor-
   tization (note 1e)................       117,051  1,906,655       1,873,946
  Debt issuance costs, net of amorti-
   zation (note 2)...................           --   1,437,004         750,000
                                        ----------- ----------     -----------
                                            399,429  4,722,114       6,281,958
                                        ----------- ----------     -----------
  Total assets.......................   $33,575,512 65,956,407     139,657,577
                                        =========== ==========     ===========
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
  Accounts payable...................   $16,479,564 30,719,562      44,413,669
  Accrued expenses...................     6,990,053  8,561,041      12,233,538
  Unearned revenue...................           --      64,276         160,222
  Income taxes payable...............     3,526,900        --              --
  Note payable.......................     2,000,000        --       15,000,000
  Customer deposits..................       515,434    602,940         717,224
  Current portion of long-term debt
   (note 2)..........................           --     232,596          92,194
  Current portion of capital lease
   obligations (note 6)..............       137,114    138,309         127,099
  Due to shareholders................        25,881        --              --
                                        ----------- ----------     -----------
  Total current liabilities..........    29,674,946 40,318,724      72,743,946
 Deferred taxes (note 8).............       269,630    756,891         730,847
 Capital lease obligations (note 6)..       483,489    301,393         218,320
 Long-term debt (note 2).............           --  11,216,896      25,042,057
 Minority interest...................           --         --              --
 Shareholders' equity (note 7):
  Common stock, no par or stated val-
   ue; 150,000,000 shares authorized,
   issued and outstanding 24,651,989
   in 1995, 26,211,578 in 1996 and
   30,768,542 at September 30, 1997..           --         --              --
  Additional paid-in capital.........         4,595 10,765,176      51,405,027
  Retained earnings (deficit)........     3,142,852  2,599,530     (10,220,143)
  Foreign currency translation ad-
   justment..........................           --      (2,203)       (262,477)
                                        ----------- ----------     -----------
  Total shareholders' equity.........     3,147,447 13,362,503      40,922,407
                                        ----------- ----------     -----------
 Commitments and contingencies (note
  9)
  Total liabilities and shareholders'
   equity............................   $33,575,512 65,956,407     139,657,577
                                        =========== ==========     ===========

          See accompanying notes to consolidated financial statements.

                       TELEGROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
             NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

                                     DECEMBER 31,                     SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
Revenues:
  Retail................  $68,713,965  128,138,947  179,146,795  128,827,926  169,720,131
  Wholesale.............          --       980,443   34,060,714   18,950,715   68,757,955
                          -----------  -----------  -----------  -----------  -----------
    Total revenues......   68,713,965  129,119,390  213,207,509  147,778,641  238,478,086
Cost of revenues........   49,512,724   83,100,708  150,536,859  100,794,086  174,273,208
                          -----------  -----------  -----------  -----------  -----------
  Gross profit..........   19,201,241   46,018,682   62,670,650   46,984,555   64,204,878
                          -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Selling, general and
   administrative ex-
   penses...............   19,914,168   39,221,849   59,651,857   42,648,269   63,174,487
  Depreciation and amor-
   tization.............      300,784      654,966    1,881,619    1,158,124    3,208,063
  Stock option based
   compensation.........          --           --     1,032,646          --       256,785
                          -----------  -----------  -----------  -----------  -----------
    Total operating ex-
     penses.............   20,214,952   39,876,815   62,566,122   43,806,393   66,639,335
                          -----------  -----------  -----------  -----------  -----------
    Operating income
     (loss).............   (1,013,711)   6,141,867      104,528    3,178,162   (2,434,457)
                          -----------  -----------  -----------  -----------  -----------
Other income (expense):
  Interest expense......     (112,152)    (120,604)    (578,500)    (200,209)  (2,134,691)
  Interest income.......      102,836      193,061      377,450      210,859      782,299
  Foreign currency
   transaction gain
   (loss)...............       31,024     (101,792)    (147,752)     (56,688)    (587,291)
  Other.................      105,303      298,627      118,504       60,966      159,228
                          -----------  -----------  -----------  -----------  -----------
Earnings (loss) before
 income taxes and ex-
 traordinary item.......     (886,700)   6,411,159     (125,770)   3,193,090   (4,214,912)
Income tax benefit (ex-
 pense) (note 8)........      348,300   (2,589,700)       7,448   (1,143,538)   1,366,054
Minority interest in
 shares of earnings
 (loss).................          --           --           --           --           --
                          -----------  -----------  -----------  -----------  -----------
Earnings (loss) before
 extraordinary item.....     (538,400)   3,821,459     (118,322)   2,049,552   (2,848,858)
Extraordinary item, loss
 on extinguishment of
 debt, net of income
 taxes of $1,469,486....          --           --           --           --   (9, 970,815)
                          -----------  -----------  -----------  -----------  -----------
    Net earnings
     (loss).............  $  (538,400)   3,821,459     (118,322)   2,049,552  (12,819,673)
                          ===========  ===========  ===========  ===========  ===========
Per share amounts:
  Earnings (loss) before
   extraordinary item...        (0.02)        0.13        (0.00)        0.07        (0.10)
                          ===========  ===========  ===========  ===========  ===========
  Net earnings (loss)...  $     (0.02)        0.13        (0.00)        0.07        (0.47)
                          ===========  ===========  ===========  ===========  ===========
Weighted-average
 shares.................   28,784,635   28,784,635   28,784,635   28,784,635   27,462,331
                          ===========  ===========  ===========  ===========  ===========

         See accompanying notes to consolidated financial statements.

                        TELEGROUP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                 AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997

                           COMMON STOCK
                         -----------------
                                                                      FOREIGN       TOTAL
                                           ADDITIONAL   RETAINED     CURRENCY   SHAREHOLDERS'
                                            PAID-IN     EARNINGS    TRANSLATION    EQUITY
                           SHARES   AMOUNT  CAPITAL     (DEFICIT)   ADJUSTMENT    (DEFICIT)
                         ---------- ------ ----------  -----------  ----------- -------------
 Balances at January 1,
  1994.................. 24,651,989  $--        4,595      384,793        --         389,388
 Net loss...............        --    --          --      (538,400)       --        (538,400)
                         ----------  ----  ----------  -----------   --------    -----------
 Balances at December
  31, 1994.............. 24,651,989   --        4,595     (153,607)       --        (149,012)
 Dividends..............        --    --          --      (525,000)       --        (525,000)
 Net earnings...........        --    --          --     3,821,459        --       3,821,459
                         ----------  ----  ----------  -----------   --------    -----------
 Balances at December
  31, 1995.............. 24,651,989   --        4,595    3,142,852        --       3,147,447
 Dividends..............        --    --          --      (425,000)       --        (425,000)
 Net loss...............        --    --          --      (118,322)       --        (118,322)
 Issuance of common
  stock.................  1,297,473   --       52,366          --         --          52,366
 Notes receivable from
  shareholders for com-
  mon stock.............        --    --      (52,366)         --         --         (52,366)
 Shares issued in con-
  nection with business
  combinations (note
  3)....................    262,116   --      573,984          --         --         573,984
 Compensation expense in
  connection with stock
  option plan (note 7)..        --    --    1,032,646          --         --       1,032,646
 Warrants issued in con-
  nection with the Pri-
  vate Offering (note
  7)....................        --    --    9,153,951          --         --       9,153,951
 Change in foreign cur-
  rency translation.....        --    --          --           --      (2,203)        (2,203)
                         ----------  ----  ----------  -----------   --------    -----------
 Balances at December
  31, 1996.............. 26,211,578   --   10,765,176    2,599,530     (2,203)    13,362,503
 Net loss (unaudited)...        --    --          --   (12,819,673)       --     (12,819,673)
 Issuance of shares, net
  of offering expenses
  (unaudited)...........  4,450,000   --   39,825,343          --         --      39,825,343
 Shares issued in con-
  nection with business
  combination (unau-
  dited)................     40,000   --      470,000          --         --         470,000
 Compensation expense in
  connection with stock
  option plan (unau-
  dited)................        --    --      256,785          --         --         256,785
 Issuance of shares for
  options exercised (un-
  audited)..............     66,964   --       87,723          --         --          87,723
 Change in foreign cur-
  rency translation (un-
  audited)..............        --    --          --           --    (260,274)      (260,274)
                         ----------  ----  ----------  -----------   --------    -----------
 Balances at September
  30, 1997 (unaudited).. 30,768,542  $--   51,405,027  (10,220,143)  (262,477)    40,922,407
                         ==========  ====  ==========  ===========   ========    ===========

          See accompanying notes to consolidated financial statements.

                        TELEGROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
            AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

                                    DECEMBER 31,                    SEPTEMBER 30,
                         -------------------------------------  -----------------------
                            1994         1995         1996         1996        1997
                         -----------  -----------  -----------  ----------  -----------
                                                                     (UNAUDITED)
Cash flows from
 operating activities:
 Net earnings (loss)...  $  (538,400)   3,821,459     (118,322)  2,049,552  (12,819,673)
 Adjustments to
  reconcile net
  earnings (loss) to
  net cash provided by
  operating
  activities:
 Depreciation and
  amortization.........      300,784      654,966    1,881,619   1,158,124    3,208,063
 Deferred income
  taxes................     (198,200)    (937,200)     229,933     362,790     (273,052)
 Loss on
  extinguishment of
  debt.................          --           --           --          --    10,040,301
 Loss on sale of
  equipment............        4,422      261,241          --          --           --
 Provision for credit
  losses on accounts
  receivable...........    1,056,781    3,981,525    5,124,008   3,730,892    6,384,001
 Accretion of debt
  discount.............          --           --        48,077         --       364,455
 Stock option based
  compensation
  expense..............          --           --     1,032,646         --       256,785
Changes in operating
 assets and
 liabilities, excluding
 the effects of
 business combinations:
 Accounts receivable...   (8,450,053) (14,571,500) (14,199,095) (9,753,315) (21,791,926)
 Prepaid expenses and
  other assets.........        1,603      145,656     (134,946)    (86,267)    (462,267)
 Deposits and other
  assets...............       28,669      157,762      (80,001)    187,565   (1,650,196)
 Accounts payable and
  accrued expenses.....    8,860,164    8,375,566   16,292,448  10,510,992   16,826,408
 Income taxes..........          --     3,526,900   (5,323,692) (4,202,227)  (1,295,174)
 Unearned revenue......          --           --        64,276      41,986       95,946
 Customer deposits.....      298,418      144,961       87,506      82,978      114,284
                         -----------  -----------  -----------  ----------  -----------
   Net cash provided by
    (used in) operating
    activities.........    1,364,188    5,561,336    4,904,457   4,083,070   (1,002,045)
                         -----------  -----------  -----------  ----------  -----------
Cash flows from
 investing activities:
 Purchases of
  equipment............   (1,056,430)  (2,651,823)  (9,067,923) (6,263,952) (12,463,348)
 Proceeds from sale of
  equipment............       13,815        9,543          --          --           --
 Capitalization of
  software.............          --      (117,051)  (1,789,604) (1,326,858)    (306,373)
 Cash paid in business
  combinations, net of
  cash acquired........          --           --      (468,187)   (468,187)    (420,956)
 Net change in
  receivables from
  shareholders and
  employees............      342,416      (58,464)      63,334    (202,003)    (134,437)
                         -----------  -----------  -----------  ----------  -----------
   Net cash used in
    investing
    activities.........     (700,199)  (2,817,795) (11,262,380) (8,261,000) (13,325,114)
                         -----------  -----------  -----------  ----------  -----------
Cash flows from
 financing activities:
 Net payments on notes
  payable..............          --           --    (2,000,000) (2,000,000)         --
 Proceeds from
  issuance
  (prepayment) of
  Private Offering.....          --           --    20,000,000         --   (20,000,000)
 Debt issuance costs...          --           --    (1,450,281)        --      (750,000)
 Dividends paid........          --           --      (950,000)        --           --
 Net proceeds from
  line of credit.......          --           --           --    4,800,000   15,000,000
 Net proceeds from
  issuance of stock....          --           --           --          --    39,825,343
 Net proceeds from
  options exercised....          --           --           --          --        87,723
 Net proceeds from
  long-term
  borrowings...........    1,000,000          --       530,803   1,254,596   24,578,885
 Payments on capital
  lease obligations....      (42,926)    (112,863)    (180,901)   (151,948)     (94,283)
 Net change in due to
  shareholders.........          --        (2,119)     (25,881)    (25,881)         --
                         -----------  -----------  -----------  ----------  -----------
   Net cash (used in)
    provided by
    financing
    activities.........      957,074     (114,982)  15,923,740   3,876,767   58,647,668
                         -----------  -----------  -----------  ----------  -----------
Effect of exchange rate
 changes on cash.......          --           --        (2,203)       (730)    (260,274)
                         -----------  -----------  -----------  ----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents...........    1,621,063    2,628,559    9,563,614    (301,893)  44,060,235
                         -----------  -----------  -----------  ----------  -----------
Cash and cash
 equivalents at
 beginning of year.....      341,777    1,962,840    4,591,399   4,591,399   14,155,013
                         -----------  -----------  -----------  ----------  -----------
Cash and cash
 equivalents at end of
 year..................  $ 1,962,840    4,591,399   14,155,013   4,289,506   58,215,248
                         ===========  ===========  ===========  ==========  ===========
Supplemental cash flow
 disclosures:
 Dividends declared....          --   $   525,000      425,000     425,000          --
                         ===========  ===========  ===========  ==========  ===========
 Common stock issued
  in connection with
  business
  combinations.........          --           --   $   573,984     573,984      470,000
                         ===========  ===========  ===========  ==========  ===========
 Common stock issued
  in consideration for
  notes receivable.....          --           --        52,366      52,366          --
                         ===========  ===========  ===========  ==========  ===========
 Equipment acquired
  under capital
  lease................  $   480,007       87,553          --          --           --
                         ===========  ===========  ===========  ==========  ===========
 Interest paid.........  $   112,152      120,604      356,270     200,209    2,356,921
                         ===========  ===========  ===========  ==========  ===========
 Taxes paid............          --           --     5,164,634   5,040,634        2,622
                         ===========  ===========  ===========  ==========  ===========

          See accompanying notes to consolidated financial statements.

                       TELEGROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            DECEMBER 31, 1994, 1995 AND 1996 AND SEPTEMBER 30, 1997 (INFORMATION AS OF AND FOR THE NINE-MONTH PERIODSENDED SEPTEMBER 30, 1996 AND
                              1997 IS UNAUDITED)

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 (a) Nature of Business

  Telegroup, Inc. and subsidiaries (the Company) is a provider of domestic and international telecommunications services. Telegroup's revenues are derived from the sale of telecommunications to retail customers, typically residential users and small to medium-sized business and wholesale customers, typically telecommunications carriers. The Company's customers are principally located in the United States, Europe and the Pacific Rim which consists of Asia, Australia and New Zealand. In both the retail and wholesale aspects of its business, the Company extends credit to customers on an unsecured basis with the risk of loss limited to outstanding amounts.

  The Company markets its services through a worldwide network of independent agents and supervisory "country coordinators". The Company extends credit to its sales representatives and country coordinators on an unsecured basis with the risk of loss limited to outstanding amounts, less commissions payable to the representatives and coordinators.

  A summary of the Company's significant accounting policies follows:

 (b) Basis of Presentation

  The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and include the accounts of the Company and its wholly-owned subsidiaries.

  The financial information as of September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 is unaudited and has been prepared in conformity with generally accepted accounting principles and includes all adjustments, in the opinions of management, necessary to a fair presentation of the results of operations for the interim periods presented. Such adjustments are, in the opinion of management, of a normal, recurring nature.

  All significant intercompany accounts and transactions have been eliminated in consolidation.

 (c) Cash Equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1996 and September 30, 1997 cash equivalents consisted of a certificate of deposit in the amount of $60,000 and various government securities in the amount of $25,030,700, respectively. There were no cash equivalents at December 31, 1995.

 (d) Property and Equipment

  Property and equipment are stated at cost. Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Depreciation is provided using the straight-line method over the useful lives of the assets owned and the related lease term for equipment held under capital leases.

                       TELEGROUP, INC. AND SUBSIDIARIES

 (e) Capitalized Software Development Costs

  The Company capitalizes software costs incurred in the development of its telecommunications switching software, billing systems and other support platforms. The Company capitalizes only direct labor costs incurred in the development of internal use software. Capitalization begins at achievement of technological feasibility and ends when the software is placed in service. Amortization of capitalized software will be provided using the straight-line method over the software's estimated useful life, which ranges from 3 to 5 years. There was no amortization during 1995 or 1996 as the software had not yet been placed in service. For the nine-month period ended September 30, 1997, amortization of software development costs totalled $339,082.

 (f) Stock-Based Compensation

  The Company accounts for its stock-based employee compensation plan using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretation (APB No. 25). The Company has provided pro forma disclosures as if the fair value based method of accounting for these plans, as prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), had been applied.

 (g) Impairment of Long-Lived Assets

  Effective January 1, 1996, the Company adopted SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121), which requires that the long-lived assets and certain identifiable intangibles, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to be generated by the asset is less than its carrying value. Measurement of the impairment loss is based on the fair value of the asset, which is generally determined using valuation techniques such as the discounted present value of expected future cash flows. The adoption of SFAS No. 121 had no effect on the consolidated financial statements of the Company.

 (h) Other Assets

  Goodwill results from the application of the purchase method of accounting for business combinations. Amortization is provided using the straight-line method over a maximum of 15 years. Impairment is determined pursuant to the methodology in SFAS No. 121.

 (i) Income Taxes

  The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (j) Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

                       TELEGROUP, INC. AND SUBSIDIARIES

 (k) Business and Credit Concentration

  Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable. At December 31, 1996 and September 30, 1997, the Company's accounts receivable balance from customers in countries outside of the United States was approximately $18,100,000 and $34,500,000, respectively, with an associated reserve for credit losses of $2,400,000 and $3,400,000, respectively. At December 31, 1996 and September 30, 1997, approximately 3% and 2%, respectively of the international accounts receivable balance is collateralized by deposits paid by a portion of its international customers upon the initiation of service.

 (l) Foreign Currency Contracts

  During 1996, the Company began to use foreign currency contracts to hedge foreign currency risk associated with its international accounts receivable balances. Gains or losses pursuant to these foreign currency contracts are reflected as an adjustment of the carrying value of the hedged accounts receivable. At December 31, 1996 and September 30, 1997, the Company had no material deferred hedging gains or losses.

 (m) Common Stock and Earnings (Loss) Per Share

  Earnings (loss) per share have been computed using the weighted-average number of shares of common stock outstanding during each period as adjusted for the effects of the Securities and Exchange Commission Staff Accounting Bulletin No. 83. Accordingly, options and warrants to purchase common stock granted within one year of the Company's initial public offering, which have exercise prices below the assumed initial public offering price per share, have been included in the calculation of common equivalent shares, using the treasury stock method, as if they were outstanding for all periods presented. Common stock equivalents, which includes options and convertible subordinated notes, are not included in the loss per share calculation as their effect is anti-dilutive. Additionally, common share amounts have been adjusted to reflect the stock split of approximately 5.48-for-1 and reclassification of the Company's Class A and Class B common stock into a single class of common stock which will occur immediately prior to the effectiveness of the Registration Statement.

  For the nine-month period ended September 30, 1997, earnings per common share has been computed under the provisions of Accounting Principles Board Opinion No. 15, Earnings per Share.

 (n) Revenues, Cost of Revenues and Commissions Expense

  Revenues from retail telecommunications services are recognized when customer calls are completed. Revenues from wholesale telecommunications services are recognized when the wholesale carrier's customers' calls are completed. Cost of retail and wholesale revenues is based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. The Company does not differentiate between the cost of providing transmission services on a retail or wholesale basis. Commissions paid to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

 (o) Prepaid Phone Cards

  Substantially all the prepaid phone cards sold by the Company have an expiration date of 24 months after issuance or six months after last use. The Company records the net sales price as deferred revenue when cards are sold and recognizes revenue as the ultimate consumer utilizes calling time. Deferred revenue relating to unused calling time remaining at each card's expiration is recognized as revenue upon the expiration of such card.

                       TELEGROUP, INC. AND SUBSIDIARIES

 (p) Foreign Currency Translation

  The functional currency of the Company is the United States (U.S.) dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each wholly-owned foreign subsidiary. Assets and liabilities of its foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the combined statements of operations and the Company's share of the results of operations of its foreign subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment is recorded as a separate component of equity.

 (q) Fair Value of Financial Instruments

  The fair values of cash and cash equivalents, receivables, accounts payable and lease obligations are estimated to approximate carrying value due to the short-term maturities of these financial instruments. The carrying value of the long-term debt approximates fair value as the debt was secured primarily during November 1996 at rates consistent with those in effect at December 31, 1996 and September 30, 1997.

 (r) Reclassifications

  Certain amounts have been reclassified for comparability with the 1996 presentation.

(2) DEBT

  Long-term debt at December 31, 1996 and September 30, 1997 is shown below:

                                                    DECEMBER 31,  SEPTEMBER 30,
                                                        1996          1997
                                                    ------------  -------------
   12% senior subordinated notes, net of discount,
    paid in September 1997........................  $10,894,126           --
   8.0% convertible subordinated notes, due April
    15, 2005, unsecured...........................          --     25,000,000
   8.5% note payable, due monthly through fiscal
    2000, secured by vehicle......................       19,003        12,493
   10.8% note payable, due monthly through fiscal
    1998, secured by equipment financed...........      160,628       108,327
   12.0% note payable, paid in 1997...............       74,319           --
   12.0% note payable, paid in 1997...............      276,853           --
   6.85% note payable, due monthly through fiscal
    1999, unsecured...............................       14,138         9,291
   8.0% note payable, due monthly through fiscal
    1998, unsecured...............................       10,425         4,140
                                                    -----------    ----------
                                                     11,449,492    25,134,251
   Less current portion...........................     (232,596)      (92,194)
                                                    -----------    ----------
                                                    $11,216,896    25,042,057
                                                    ===========    ==========

  There was no long-term debt at December 31, 1995.

  On November 27, 1996, the Company completed a private placement (Private Offering) of 12% Senior Subordinated Notes (Note) for gross proceeds of $20,000,000 which is due and payable on November 27, 2003. Net proceeds from the Private Offering, after issuance costs of $1,450,281, were $18,549,719. In connection with the Private Offering, the Company issued 20,000 warrants to purchase 1,160,107 of the Company's common stock (see note 7).

                        TELEGROUP, INC. AND SUBSIDIARIES

  The Note was originally recorded at $10,846,049 (a yield of 26.8%), which represents the $20,000,000 in proceeds less the $9,153,951 value assigned to the detachable warrants, which is included in additional paid-in capital. The value of the warrants was based on a valuation performed by the Company's independent financial advisors. The value assigned to the warrants is being accreted to the debt using the interest method over 7 years. The accretion of the value assigned to the warrants is included in interest expense in the accompanying consolidated financial statements.

  The Company may redeem the Note in whole or in part, at the redemption prices set forth in the agreement plus unpaid interest, if any, and a prepayment fee of $1,400,000, if applicable, at the date of redemption. The Note indenture contains certain covenants which provide for limitations on indebtedness, dividend payments, changes in control, and certain other business transactions.

  The Company had a credit agreement with a bank which provided for up to $5,000,000 in committed credit at December 31, 1996. On September 12, 1997, the Company entered into a $15 million revolving credit facility (the "Facility") which replaced the previous credit facility. The Facility expired October 31, 1997 and was secured by the Company's accounts receivable and other assets. Amounts outstanding under the Facility bear interest at a fluctuating rate which was 8.75% at September 30, 1997. There were no borrowings under the credit agreement at December 31, 1996 and $15,000,000 borrowed under the Facility at September 30, 1997.

  The following is a schedule by years of future minimum debt service requirements as of December 31, 1996 and September 30, 1997:

                                                     DECEMBER 31,  SEPTEMBER 30,
                                                         1996          1997
                                                     ------------  -------------
   1997............................................. $   232,596        92,194
   1998.............................................     229,684        41,250
   1999.............................................      91,271           807
   2000.............................................       1,815           --
   2001.............................................         --            --
   Later years......................................  20,000,000    25,000,000
                                                     -----------    ----------
                                                      20,555,366    25,134,251
   Less unaccreted discount on the 12% note.........  (9,105,874)          --
                                                     -----------    ----------
                                                     $11,449,492    25,134,251
                                                     ===========    ==========

  On September 5, 1997, the Company prepaid in full all of its outstanding senior subordinated notes. The Company paid $21,400,000, which included $20,000,000 in principal and $1,400,000 for a prepayment penalty. In addition, the Company recognized a loss of $8,741,419 and $1,298,882 for the write-off of the unamortized original issue discount and debt issuance costs, respectively. The early extinguishment of the senior subordinated notes is reflected on the statement of operations as an extraordinary item, net of income taxes.

  On September 30, 1997, the Company issued $25 million in aggregate principal amount of convertible subordinated notes due April 15, 2005. The net proceeds from the issuance of the convertible notes were approximately $24.3 million.

  The convertible notes are unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The convertible notes bear interest at 8% per annum. The convertible notes are convertible into shares of common stock of the Company at any time on or before April 15, 2005, unless previously redeemed, at a conversion price of $12.00 per share.

                       TELEGROUP, INC. AND SUBSIDIARIES

  The convertible notes are redeemable, in whole or in part, at the option of the Company, at any time on or after October 15, 2000 at redemption prices (expressed as a percentage of the principal amount) declining annually from 104.0% beginning October 15, 2000 to 100.0% beginning on October 15, 2003 and thereafter, together with accrued interest to the redemption date and subject to certain conditions.

  The convertible note indenture places certain restrictions on the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) make restricted payments (dividends, redemptions and certain other payments),
(iii) incur liens, (iv) enter into mergers, consolidations or acquisitions,
(v) sell or otherwise dispose of property, business or assets, (vi) issue and sell preferred stock of a subsidiary and (vii) engage in transactions with affiliates.

(3) BUSINESS COMBINATIONS

  On August 21, 1996, the Company purchased TeleContinent, S.A. for $200,000. Also on August 21, 1996, the Company purchased Telegroup South Europe, Inc. Consideration for the purchase was $1,031,547 and 262,116 shares of common stock of the Company valued at $573,984, for total consideration of $1,605,531. The value of the common stock was determined by management based on information obtained from the Company's independent financial advisors.

  The acquisitions have been accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations are included in the consolidated financial statements from the date of acquisition. The aggregate purchase price of the acquisitions was allocated based on fair values as follows:

   Current assets................................................... $  794,452
   Property and equipment...........................................     54,571
   Goodwill.........................................................  1,024,609
   Current liabilities..............................................    (68,101)
                                                                     ----------
     Total.......................................................... $1,805,531
                                                                     ==========

  Pro forma operating results of the Company, assuming these acquisitions were consummated on January 1, 1994, do not significantly differ from reported amounts.

  On August 14, 1997, the Company acquired 60 percent of the common stock of, and a controlling interest in, PCS Telecom, Inc. ("PCS Telecom") for $1,340,000 in cash and 40,000 shares of unregistered common stock valued at $470,000, for total consideration of $1,810,000. PCS Telecom is a developer and manufacturer of state of the art, feature-rich, calling card platforms used by the Company and numerous other companies.

  The acquisition has been accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations are included in the consolidated financial statements from the date of acquisition. The aggregate purchase price of the acquisition was allocated based on fair values as follows:

   Current assets.................................................. $ 1,281,826
   Property and equipment..........................................     534,600
   Goodwill........................................................   2,041,258
   Current liabilities.............................................  (2,047,684)
                                                                    -----------
     Total......................................................... $ 1,810,000
                                                                    ===========

                        TELEGROUP, INC. AND SUBSIDIARIES

  Pro forma operating results of the Company, assuming the acquisition was consummated on January 1, 1995 would have been as follows:

                                              PRO FORMA            PRO FORMA
                                             DECEMBER 31,        SEPTEMBER 30,
                                       ------------------------  -------------
                                           1995        1996          1997
                                       ------------ -----------  -------------
Revenue............................... $130,545,090 216,488,287   239,989,539
                                       ============ ===========   ===========
Income before extraordinary item......    3,799,274    (181,282)   (2,839,205)
                                       ============ ===========   ===========
Net income (loss).....................    3,799,274    (181,282)  (12,810,020)
                                       ============ ===========   ===========
Earnings (loss) per share before ex-
 traordinary item.....................         0.13       (0.01)        (0.10)
                                       ============ ===========   ===========
Net earnings (loss) per share.........         0.13       (0.01)        (0.47)
                                       ============ ===========   ===========

(4) RELATED PARTIES

  During 1994, 1995, and a portion of 1996, the Company had a management agreement with an affiliate owned by certain shareholders of the Company whereby it paid a management fee, determined annually, plus an incentive fee based upon performance. Amounts paid under this agreement totaled $1,155,000, $1,334,000 and $415,000 during 1994, 1995 and 1996, respectively. The management agreement was terminated on May 15, 1996.

(5) PROPERTY AND EQUIPMENT

  Property and equipment, including assets owned under capital leases of $813,790 in 1995 and $612,278 as of December 31, 1996 and September 30, 1997,
is comprised of the following:

                                            DECEMBER 31,
                                USEFUL ---------------------- SEPTEMBER 30,
                                LIVES     1995       1996         1997
                                ------ ---------- ----------- -------------
Land..........................    --   $   34,290      88,857      155,708
Building and improvements.....   2-20         --      298,483      644,407
Furniture, fixtures and office
 equipment....................    5-7     172,016     327,368      617,776
Computer equipment............      5   2,363,954   5,021,884    9,040,093
Network equipment.............      5   2,409,848   8,344,824   16,287,330
Automobiles...................      5      62,055     104,260      124,334
                                       ---------- -----------  -----------  ---
                                        5,042,163  14,185,676   26,869,648
Less accumulated depreciation,
 including amounts applicable
 to assets acquired under cap-
 ital leases of $338,665 in
 1995, $269,098 in 1996 and
 $273,573 as of September 30,
 1997.........................          1,063,124   2,929,537    5,272,668
                                       ---------- -----------  -----------
Net property and equipment....         $3,979,039  11,256,139   21,596,980
                                       ========== ===========  ===========

  Property and equipment includes approximately $800,000 of equipment which has not been placed in service at December 31, 1996 and, accordingly, is not being depreciated. The majority of this amount is related to new network construction.

                       TELEGROUP, INC. AND SUBSIDIARIES

(6) LEASES

  The Company leases certain network equipment under capital leases and leases office space under operating leases. Future minimum lease payments under these lease agreements for each of the next five years are summarized as shown below.

                                                             CAPITAL   OPERATING
                                                              LEASES    LEASES
                                                             --------  ---------
   Year ending December 31:
     1997................................................... $187,421    860,777
     1998...................................................  164,626    527,175
     1999...................................................  143,120    437,981
     2000...................................................   43,149    437,160
     2001...................................................      --     106,630
     Thereafter.............................................      --         --
                                                             --------  ---------
       Total minimum lease payments.........................  538,316  2,369,723
                                                                       =========
     Less amount representing interest......................  (98,614)
                                                             --------
                                                             $439,702
                                                             ========

  As operating leases expire, it is expected that they will be replaced with similar leases. Rent expense under operating leases totaled $224,504, $306,933 and $682,630 for the years ended December 31, 1994, 1995 and 1996, respectively, and $414,158 and $1,004,558 for the nine-month periods ended September 30, 1996 and 1997, respectively.

(7) SHAREHOLDERS' EQUITY

 Initial Public Offering

  On July 14, 1997, the Company consummated an initial public offering. The Company sold 4,000,000 shares of common stock at a price to public of $10 per share for net proceeds of approximately $35.6 million. On August 12, 1997, the underwriters exercised their over-allotment option and purchased an additional 450,000 shares at $10 per share which yielded net proceeds to the Company of approximately $4.2 million.

 Stock Option Plan

  The Company has a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant unqualified and performance-based options to employees. The Plan authorizes grants of option to purchase up to 4,000,000 shares of authorized but unissued common stock. All stock options have a ten-year term and become fully exercisable on the date of grant or in increments over a three-year vesting period. The following table summarizes the stock option activity since the inception of the Plan through December 31, 1996.

                                                                     WEIGHTED
                                                                      AVERAGE
                                          NUMBER OF  EXERCISE PRICE  REMAINING
                                            SHARES      PER SHARE      TERM
                                          ---------  -------------- -----------
   Outstanding at January 1, 1996........       --         --
     Granted............................. 1,631,031      $1.31
     Canceled............................    (4,110)       --
     Exercised...........................       --         --
                                          ---------      -----
   Outstanding at December 31, 1996...... 1,626,921      $1.31       9.2 years
                                          =========      =====
   Exercisable at December 31, 1996......   537,039      $1.31
                                          =========      =====

                        TELEGROUP, INC. AND SUBSIDIARIES

  The Company applies the intrinsic value method prescribed by APB Opinion No. 25 in accounting for its Plan and, accordingly, compensation costs of $1,032,646 and $256,785 have been recognized for its stock options for the year ended December 31, 1996 and for the nine-month period ended September 30, 1997, respectively. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss and loss per share would have been:

                                                             DECEMBER 31, 1996
                                                           ---------------------
                                                           AS REPORTED PRO FORMA
                                                           ----------- ---------
Net loss..................................................  $118,322    79,767
                                                            ========    ======
Loss per common equivalent share..........................  $   0.00      0.00
                                                            ========    ======

  Under SFAS No. 123, the per-share minimum value of stock options granted in 1996 was $0.61. The minimum value, estimated as of the grant date, does not take into account the expected volatility of the underlying stock as is prescribed by SFAS No. 123 for privately held companies. Input variables used in the model included an interest free rate of 6.43%, no expected dividend yields, and an estimated option life of 10 years. The pro forma impact on income assumes no options will be forfeited.

  Options granted during 1996 included performance based options. The compensation expense recorded for these performance based options under APB Opinion No. 25 was greater than the expense recorded if the Company had determined compensation cost under SFAS No. 123.

 Warrants

  In connection with the Private Offering, the Company issued warrants to purchase 1,160,107 shares of the Company's common stock which, at the time of closing of the Private Offering, represented four percent of the Company's fully diluted common stock. The warrants are currently exercisable, carry an exercise price of $.002 per share, and expire November 27, 2003. As of December 31, 1996, all of these warrants remain outstanding. If the Company has not consummated an initial public offering (IPO) prior to July 2, 1997, the holder of the warrants will receive additional shares equal to one-half of one percent of the outstanding shares on a fully diluted basis. If the Company has not consummated an IPO prior to January 2, 1998, the holder of the warrants will receive an additional amount equal to one-half of one percent of the outstanding shares on a fully diluted basis.

  The Company did not consummate its initial public offering prior to July 2, 1997. Accordingly, the number of shares of common stock issuable upon exercise of the warrants will be increased by 153,644 shares, which represents one-half of one percent of the outstanding shares at July 2, 1997 on a fully diluted basis.

(8) INCOME TAX MATTERS

  Income tax expense (benefit) is comprised of the following:

                                   DECEMBER 31,               SEPTEMBER 30,
                           ------------------------------  --------------------
                             1994       1995       1996      1996       1997
                           ---------  ---------  --------  --------- ----------
Current................... $(150,100) 3,526,900  (237,381)   780,748 (1,093,002)
Deferred..................  (198,200)  (937,200)  229,933    362,790   (273,052)
                           ---------  ---------  --------  --------- ----------
                           $(348,300) 2,589,700    (7,448) 1,143,538 (1,366,054)
                           =========  =========  ========  ========= ==========

                        TELEGROUP, INC. AND SUBSIDIARIES

  Income tax expense differs from the amount computed by applying the federal income tax rate of 34% to earnings (loss) before taxes, as follows:

                                  DECEMBER 31,              SEPTEMBER 30,
                           ----------------------------  --------------------
                             1994       1995     1996      1996       1997
                           ---------  --------- -------  --------- ----------
Expected federal income
 tax (benefit)............ $(301,500) 2,180,000 (42,762) 1,085,651 (1,433,070)
State income tax (bene-
 fit), net of federal ef-
 fect.....................   (53,200)   384,700  (1,344)    35,002    (46,203)
Environmental tax.........       --      10,200     --         --         --
Other nondeductible ex-
 penses, net..............     6,400     14,800  36,658     22,885    113,219
                           ---------  --------- -------  --------- ----------
                           $(348,300) 2,589,700  (7,448) 1,143,538 (1,366,054)
                           =========  ========= =======  ========= ==========

  The tax effect of significant temporary differences giving rise to deferred income tax assets and liabilities are shown below:

                                            DECEMBER 31,          SEPTEMBER 30,
                                    ----------------------------- -------------
                                      1994      1995      1996        1997
                                    --------  --------- --------- -------------
Deferred income tax liabilities:
  Property and equipment, princi-
   pally depreciation adjustments.. $148,200    269,630   502,711     797,791
  Capitalized software.............      --         --    669,160     657,680
  Basis in subsidiaries............      --         --     32,898         --
  Stock options exercised..........      --         --        --       89,490
  Unearned foreign exchange differ-
   ence............................      --         --        --        6,677
  Cumulative adjustment, change in
   accounting for income tax pur-
   poses...........................  153,600        --        --          --
                                    --------  --------- ---------   ---------
    Total gross deferred tax
     liabilities................... $301,800    269,630 1,204,769   1,551,638
                                    ========  ========= =========   =========
Deferred income tax assets:
  Allowance for credit losses......  130,000    840,000 1,151,172   1,534,167
  Accrued compensation.............   19,200    294,730   447,878     704,837
  Net operating loss carryforward..   44,900        --        --          --
  Charitable contribution
   carryforward....................   35,600        --    107,729     117,000
  Unearned revenue.................      --         --     22,558      56,232
  Basis in subsidiaries............      --         --        --      361,575
  Unearned foreign exchange differ-
   ence............................      --         --      4,543         --
  Other............................      --         --    106,056     381,214
                                    --------  --------- ---------   ---------
    Total gross deferred tax as-
     sets..........................  229,700  1,134,730 1,839,936   3,155,025
    Less valuation allowance.......      --         --        --     (695,168)
                                    --------  --------- ---------   ---------
    Net deferred tax assets........  229,700  1,134,730 1,839,936   2,459,857
                                    ========  ========= =========   =========
    Net deferred tax asset (liabil-
     ity).......................... $(72,100)   865,100   635,167     908,219
                                    ========  ========= =========   =========

(9) COMMITMENTS AND CONTINGENCIES

 Commitment with Telecommunications Company

  The Company has an agreement with Sprint Communications Company L.P. (Sprint) with net monthly usage commitments of $1,500,000. In the event such monthly commitments are not met, the Company is required

                       TELEGROUP, INC. AND SUBSIDIARIES
to remit to Sprint 25% of the difference between the $1,500,000 monthly commitment and actual usage. Such amount, if necessary, would be recorded as cost of revenue in the period incurred. The Company has exceeded the monthly usage commitments since the inception of this agreement. This agreement extends through December 1997.

 Network

  At September 30, 1997, the Company had $4.5 million in commitments for capital expenditures. The Company has identified a total of $60.1 million of capital expenditures which the Company intends to undertake in 1997 and 1998 and approximately $75.0 million of additional capital expenditures during the period from 1999 though 2001, subject to the ability to obtain additional financing.

 Retirement Plan

  Effective January 1, 1996, the Company adopted the Telegroup, Inc. 401(k) Retirement Savings Plan (the Plan). The Plan is a defined contribution plan covering all employees of the Company who have one year of service and have attained the age of 21. Participants may contribute up to 15% of their base pay in pretax dollars. The Company will match employee contributions on a discretionary basis. Vesting in Company contributions is 100% after 5 years in the Plan. The Company made no contributions to the Plan in 1996.

 Litigation

  In September 1996, Macrophone Worldwide (PTY) Ltd. (the "Plaintiff"), a former Country Coordinator for South Africa, filed a complaint (the "Complaint") against the Company in the United States District Court for the Southern District of Iowa (the "Action") alleging, among other things, breach of contract, wrongful termination and intentional interference with contractual relations. The Complaint requests compensatory and exemplary damages. Although the Company is vigorously defending the Action, management believes that the Company will ultimately prevail and does not believe the outcome of the Action, if unfavorable, will have a material adverse effect on the Company's business, financial condition or results of operations, although there can be no assurance that this will be the case.

  The Company is a party to certain other litigation which has arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a significant effect on the financial statements of the Company.

(10) BUSINESS SEGMENT AND SIGNIFICANT CUSTOMER

  The Company operates in a single industry segment. For the years ended December 31, 1994, 1995 and 1996, substantially all of the Company's revenues were derived from traffic transmitted through switch facilities in New York and the United Kingdom. The geographic origin of revenue is as follows:

                                YEAR ENDED DECEMBER 31,        PERIOD ENDED SEPTEMBER 30,
                         ------------------------------------- ---------------------------
                            1994         1995         1996         1996          1997
                         ----------- ------------ ------------ ------------- -------------
United States...........  29,490,585   35,154,246   60,360,882    44,080,498    81,521,394
Europe..................  12,306,408   41,173,425   81,137,404    57,157,577    74,741,219
Pacific Rim.............   8,485,055   22,613,550   42,185,403    24,911,285    58,357,738
Other...................  18,431,917   30,178,169   29,523,820    21,629,281    23,857,735
                         ----------- ------------ ------------ ------------- -------------
                         $68,713,965 $129,119,390 $213,207,509 $ 147,778,641  $238,478,086
                         =========== ============ ============ ============= =============

  All revenue was derived from unaffiliated customers. For the nine-month period ended September 30, 1997 approximately 12% of the Company's total revenues were derived from a single customer.

                              FASTNET U.K. LIMITED

                        DIVISIONAL FINANCIAL STATEMENTS

             FOR THE PERIOD FROM 1 OCTOBER 1996 TO 28 FEBRUARY 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Introduction...............................................................    2
Auditor's Report...........................................................    3
Divisional Balance Sheet as at 28 February 1997............................    4
Divisional Statement of Operations.........................................    5
Divisional Statement of Shareholder's Deficit..............................    6
Divisional Statement of Cash Flows.........................................    7
Notes to the Divisional Financial Statements............................... 8-10

                             FASTNET U.K. LIMITED

                        DIVISIONAL FINANCIAL STATEMENTS

            FOR THE PERIOD FROM 1 OCTOBER 1996 TO 28 FEBRUARY 1997

                                 INTRODUCTION

  The attached divisional financial statements have been extracted from the books and records of Fastnet U.K. Limited and represent that part of the company's activities that relate to its business with Telegroup Inc. under a marketing and co-ordination agreement dated 20 October 1996 (and as subsequently amended by mutual consent of both parties).

  The divisional financial statements have been prepared in accordance with U.S. generally accepted accounting principles and are stated in U.S. dollars.

  The divisional balance sheet has been prepared from the books and records and includes the assets and liabilities of the division together with the earnings/(losses) from that division. For the purposes of the divisional balance sheet the financing of the division is shown as a liability to the other divisions of the company. The balance sheet is therefore an extract taken from the total company position, and does not include equity or other share capital.

         AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF TELEGROUP, INC.

        ON THE DIVISIONAL FINANCIAL STATEMENTS OF FASTNET U.K. LIMITED

            FOR THE PERIOD FROM 1 OCTOBER 1996 TO 28 FEBRUARY 1997

  We have audited the divisional financial statements on pages 3 to 10 which have been prepared under the historical cost convention and the accounting policies set out on pages 7 to 8. These divisional financial statements have been extracted from the books and records of the company and represent that part of the company's activities that relate to its business undertaken as a co-ordinator on behalf of Telegroup, Inc. As detailed in an agreement dated 20 October 1996 (and as subsequently amended by mutual consent of both parties) and as specified in Note 1(a) to the divisional financial statements.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

  The directors of Fastnet U.K. Limited are responsible for the preparation of divisional financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

  We conducted our audit in accordance with U.K. Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the divisional financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the divisional financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

  We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the divisional financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the divisional financial statements.

OPINION

  In our opinion the divisional financial statements give a true and fair view of the state of the division's affairs as at 28 February 1997 and of its result and cash flow for the period then ended. These divisional financial statements have been properly prepared in accordance with generally accepted accounting principles.

                                          MacIntyre & Co.
                                          Chartered Accountants
                                          Registered Auditors

28 Ely Place
London
EC1N 6RL

                              FASTNET U.K. LIMITED

                            DIVISIONAL BALANCE SHEET

                             AS AT 28 FEBRUARY 1997

                                                                    28 FEBRUARY
                                                              NOTES    1997
                                                              ----- -----------
                                                                         $
ASSETS
Current Assets
  Accounts receivable and unbilled services..................          17,991
  Prepaid expenses...........................................          15,333
                                                                     --------
    Total current assets.....................................          33,324
Net property and equipment...................................    3     72,093
                                                                     --------
    TOTAL ASSETS.............................................        $105,417
                                                                     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................           6,208
  Accrued expenses...........................................           3,936
  Amounts owed to other divisions of the company in respect
   of financing of trading activities........................    7    192,743
  Amounts owed to directors..................................          11,807
                                                                     --------
    Total current liabilities................................         214,694
Shareholders' deficit
  Common stock, no par or stated value
  Retained losses............................................        (109,277)
                                                                     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...................        $105,417
                                                                     ========

                              FASTNET U.K. LIMITED

                       DIVISIONAL STATEMENT OF OPERATIONS

                     FOR THE PERIOD ENDED 28 FEBRUARY 1997

                                                       NOTES    $        $
                                                       ----- ------- ---------
Revenues:
  Commissions receivable..............................  1(g)            36,560
                                                                     ---------
    Total revenues....................................                  36,560
Operating Expenses
  Selling, general and administrative expenses........       117,258
  Depreciation........................................        30,071
                                                             -------
  Total operating expenses............................  1(g)          (147,329)
                                                                     ---------
Operating loss........................................                (110,769)
Other income:
Foreign currency transaction gain.....................                   1,492
                                                                     ---------
Loss before income taxes..............................                (109,277)
Income tax expense....................................    5                --
                                                                     ---------
Net loss..............................................               $(109,277)
                                                                     =========

         See accompanying notes to the divisional financial statements.

                              FASTNET U.K. LIMITED

             DIVISIONAL STATEMENT OF SHAREHOLDERS' EQUITY/(DEFICIT)

                     FOR THE PERIOD ENDED 28 FEBRUARY 1997

                                                                     TOTAL
                             COMMON STOCK  ADDITIONAL  RETAINED   SHAREHOLDERS
                             -------------   PAID-IN   EARNINGS      EQUITY
                             SHARES AMOUNT   CAPITAL   (DEFICIT)   (DEFICIT)
                              NO.     $         $          $           $
                             ------ ------ ----------- ---------  ------------
Issue of common stock.......  --     --        --           --           --
Net loss....................  --     --        --      (109,277)    (109,277)
                              ---    ---       ---     --------     --------
Balances at 28 February
 1997.......................  --     --        --      (109,277)    (109,277)
                              ---    ---       ---     --------     --------

                              FASTNET U.K. LIMITED

                       DIVISIONAL STATEMENT OF CASH FLOWS

                     FOR THE PERIOD ENDED 28 FEBRUARY 1997

                                                             $          $
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss............................................... (110,769)
  Adjustments to reconcile net loss to net cash provided
   by operating activities...............................
  Depreciation...........................................   30,071
Changes in operating assets and liabilities, excluding
 the effects of business combinations
  Accounts receivable....................................  (17,991)
  Prepaid expenses.......................................  (15,333)
  Accounts payable and accrued expenses..................   10,144
  Amounts owed to directors..............................   11,807
                                                          --------
NET CASH USED IN OPERATING ACTIVITIES....................             (92,071)
Cash flows from investing activities
  Purchases of equipment.................................  102,164
                                                          --------
NET CASH USED IN INVESTING ACTIVITIES....................            (102,164)
                                                                    ---------
                                                                     (194,235)
Effect of exchange rate changes on cash..................               1,492
                                                                    ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS BEING AMOUNT
 OWED TO OTHER DIVISIONS OF THE COMPANY IN RESPECT OF
 FINANCING OF TRADING ACTIVITIES.........................           $(192,743)
                                                                    ---------

                             FASTNET U.K. LIMITED

                 NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS

                     FOR THE PERIOD ENDED 28 FEBRUARY 1997

1. NATURE OF THE DIVISION AND SIGNIFICANT ACCOUNTING POLICIES

 a) Nature of the division

  The divisional financial statements have been extracted from the books and records of Fastnet U.K. Limited, and represent that part of the company's activities that relate to its business undertaken as a co-ordinator on behalf of Telegroup, Inc. In an agreement dated 20 October 1996, (and as subsequently amended by mutual consent as detailed of both parties).

  Telegroup, Inc. is in the business of providing telecommunications services and under the agreement, Fastnet U.K. Limited has the right to market and distribute certain of Telegroup Inc.'s services in the United Kingdom.

  The divisional balance sheet has been prepared from the books and records and includes the assets and liabilities of the division together with the retained losses of that division. For the purposes of the divisional balance sheet these divisional financing of the division is shown as a liability to the other divisions of the company. The balance sheet is therefore on extract taken from the total company position, and does not include equity or other share capital.

  A summary of the division's significant accounting policies follows

 b) Basis of Presentation

  The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.

 c) Cash Equivalents

  The division considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at 28 February 1997.

 d) Property and Equipment

  Property and equipment are stated at cost less depreciation. Depreciation is provided using the straight-line method over the useful lives of the assets as follows:

       Computer equipment                      31 1/3%
       Office fixtures, fitting and equipment      20%

  All items of property and equipment purchased by the company as a whole since its incorporation relate entirely to this division and have been included in these divisional financial statements accordingly.

 e) Income Taxes

  The division accounts for U.K. taxes under the provisions of Statement of Standard Accounting Practice (SSAP). Numbers 8 and 15. Under the asset and liability method of SSAP 15, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts in the divisional financial statement of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SSAP 15, the effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date.

                             FASTNET U.K. LIMITED

                     FOR THE PERIOD ENDED 28 FEBRUARY 1997


 f) Estimates

  The preparation of divisional financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue during the reporting period. Actual amounts could differ from those estimates.

 g) Revenues and Expenses

  Commissions receivable are recognised in the period that the associated telephone call revenues are recognised by Telegroup, Inc., and relate to the period from 290 October 1996 to 28 February 1997. Expenditure recognised in these financial statements relates to the period from 1 October 1996 to 28 February 1997 in respect of all divisions of the company, as the operations of the other divisions of the company ceased prior to this date.

 h) Foreign Currency Translation

  The functional currency of the division is the United States (U.S.) dollar. Assets and liabilities are translated at the closing rate in effect at the applicable reporting date, and the statement of operations is translated at the average exchange rates in effect during the applicable period.

 i) Fair Value of Financial Instruments

  The fairness of cash and cash equivalents, receivables, accounts payable and lease obligations are estimated to approximate to carrying value due to the short-term maturities of these financial instruments.

2. RELATED PARTIES

  At 28 February 1997, the division owed $11,807 to T.G. Redpath, Esq. a director of the company in respect of a rent deposit made on leasehold premises from which the company trades.

3. PROPERTY AND EQUIPMENT

  Property and equipment at 28 February 1997 is comprised of the following

                                                                     28 FEBRUARY
                                                                        1997
                                                                     -----------
                                                                          $
   Furniture, fixtures and office equipment.........................    30,507
   Computer equipment...............................................    71,657
                                                                       -------
                                                                       102,164
   Less accumulated depreciation....................................   (30,071)
                                                                       -------
   Net property and equipment.......................................   $72,093
                                                                       =======

                             FASTNET U.K. LIMITED

                     FOR THE PERIOD ENDED 28 FEBRUARY 1997


4. LEASES

  The company leases office space under an operating lease and the future minimum lease payments under this agreement for each of the next five years is summarised below.

                                                                       OPERATING
                                                                        LEASES
                                                                       ---------
                                                                           $
   Period ending 28 February 1998.....................................   5,904
                                                                         =====

  Rent expense under operating leases totalled $9,974 for the period ended 28 February 1997.

5. INCOME TAX MATTERS

  As the division has made a tax allowable loss for U.K. corporation tax purposes, no provision for tax has been included within the divisional financial statements.

6. BUSINESS SEGMENT AND SIGNIFICANT CUSTOMER

  The division operates in a single industry segment. For the period ended 28 February 1997, all of the division's revenues were derived from commissions earned under the marketing and co-ordination agreement with Telegroup, Inc., in respect of activities undertaken in the United Kingdom.

7. AMOUNTS OWED TO OTHER DIVISIONS OF THE COMPANY IN RESPECT OF FINANCING OF TRADING ACTIVITIES

  These divisional financial statements represent the activities of a division of the company which operates under the marketing and co-ordination agreement with Telegroup, Inc. dated 20 October 1996, (and as subsequently amended by mutual consent between the parties). In order to finance these activities, the division has relied on funding by other divisions of the company and at 28 February 1997 the extent of these borrowings was $192,743.

                              FASTNET U.K. LIMITED

                   UNAUDITED DIVISIONAL FINANCIAL STATEMENTS

              FOR THE PERIOD FROM 1 MARCH 1997 TO 30 NOVEMBER 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           -----
Introduction.............................................................. FUD-2
Unaudited Divisional Balance Sheet as of 30 November 1997................. FUD-3
Unaudited Divisional Statement of Operations.............................. FUD-4
Unaudited Divisional Statement of Shareholders' Deficit................... FUD-5
Unaudited Divisional Statement of Cash Flows.............................. FUD-6
Notes to the Unaudited Divisional Financial Statements....................

                                     FUD-1

                             FASTNET U.K. LIMITED

                   UNAUDITED DIVISIONAL FINANCIAL STATEMENTS

             FOR THE PERIOD FROM 1 MARCH 1997 TO 30 NOVEMBER 1997

                                 INTRODUCTION

  The attached divisional financial statements have been extracted from the books and records of Fastnet U.K. Limited, and represent that part of the company's activities that relate to its business with Telegroup Inc. under a marketing and co-ordination agreement dated 20 October 1996 (and as subsequently amended to mutual consent of both parties).

  The divisional financial statements have been prepared in accordance with generally accepted accounting principles and are stated in U.S. dollars.

  The divisional balance sheet has been prepared from the books and records and includes the assets and liabilities of the division together with the earnings/(losses) from that division. For the purposes of the divisional balance sheet the financing of the division is shown as a liability to the other divisions of the company. The balance sheet is therefore an extract taken from the total company position, and does not include equity or other share capital.

  On 25 November 1997 the division sold its business as a going concern to Telegroup U.K. Limited as detailed in a sale agreement of the same date. This transaction has not been reflected in the divisional financial statements.

                                     FUD-2

                              FASTNET U.K. LIMITED

                       UNAUDITED DIVISIONAL BALANCE SHEET

                             AS AT 30 NOVEMBER 1997

                                                                    30 NOVEMBER
                                                                       1997
                                                              NOTES      $
                                                              ----- -----------
ASSETS
Current Assets
  Accounts receivable and unbilled services..................          61,329
  Prepaid expenses...........................................             200
                                                                     --------
    Total current assets.....................................          61,529
Net property and equipment...................................    3     82,337
                                                                     --------
    TOTAL ASSETS.............................................        $143,866
                                                                     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................          11,612
  Accrued expenses...........................................           4,082
  Amounts owed to other divisions of the company in respect
   of financing of trading activities........................    6    267,831
  Amounts owed to directors..................................          12,245
                                                                     --------
    Total current liabilities................................         295,770
Shareholders' deficit Common stock, no par or stated value...             --
  Retained losses............................................        (151,904)
                                                                     --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............        $143,866
                                                                     ========

                                     FUD-3

                              FASTNET U.K. LIMITED

                       DIVISIONAL STATEMENT OF OPERATIONS

                     FOR THE PERIOD ENDED 30 NOVEMBER 1997

                                                         NOTES   $       $
                                                         ----- ------ --------
Revenues:
  Commissions receivable................................  1(g) 33,293
  Consultancy fees receivable...........................  1(g) 72,179
                                                               ------
    Total revenues......................................               105,472
Operating Expenses
  Selling, general and administrative expenses..........  1(g)        (143,025)
                                                                      --------
  Operating loss........................................               (37,553)
Other expense
  Foreign currency transaction loss.....................                (5,074)
                                                                      --------
Net loss before income taxes............................              $(42,627)
                                                                      ========


                                     FUD-4

                              FASTNET U.K. LIMITED

            UNAUDITED DIVISIONAL STATEMENT OF SHAREHOLDERS' DEFICIT

                     FOR THE PERIOD ENDED 30 NOVEMBER 1997

                                                                     TOTAL
                             COMMON STOCK  ADDITIONAL RETAINED   SHAREHOLDERS'
                             -------------  PAID-IN   EARNINGS      EQUITY
                             SHARES AMOUNT  CAPITAL   (DEFICIT)    (DEFICIT)
                              NO.     $        $          $            $
                             ------ ------ ---------- ---------  -------------
Issue of common stock.......  --     --       --      (109,277)    (109,277)
Issue of common stock.......  --     --       --           --           --
Net loss....................  --     --       --       (42,627)     (42,627)
                              ---    ---      ---     --------     --------
Balances at 30 November
 1997.......................  --     --       --      (151,904)    (151,904)
                              ===    ===      ===     ========     ========

                                     FUD-5

                              FASTNET U.K. LIMITED

                  UNAUDITED DIVISIONAL STATEMENT OF CASH FLOWS

                     FOR THE PERIOD ENDED 30 NOVEMBER 1997

                                                               $         $
                                                            -------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss................................................  (37,553)
Changes in operating assets and liabilities, excluding the
 effects of business combinations
  Accounts receivable.....................................  (43,338)
  Prepaid expenses........................................   15,133
  Accounts payable and accrued expenses...................    5,550
  Amounts owed to directors...............................      438
                                                            -------
  NET CASH USED IN OPERATING ACTIVITIES...................             (59,770)
Cash flows from investing activities:
  Purchases of equipment..................................    7,570
                                                            -------
NET CASH USED IN INVESTING ACTIVITIES.....................              (7,570)
                                                                     ---------
                                                                       (67,340)
Effect of exchange rate changes on cash...................              (7,748)
                                                                     ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS.................             (75,088)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..........            (192,743)
                                                                     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD BEING AMOUNT
 OWED TO OTHER DIVISIONS OF THE COMPANY IN RESPECT OF
 FINANCING OF TRADING ACTIVITIES..........................           $(267,831)
                                                                     =========

                                     FUD-6

                             FASTNET U.K. LIMITED

            NOTES TO THE UNAUDITED DIVISIONAL FINANCIAL STATEMENTS

                     FOR THE PERIOD ENDED 30 NOVEMBER 1997

(1) NATURE OF THE DIVISION AND SIGNIFICANT ACCOUNTING POLICIES

 (a) Nature of the division

  The divisional financial statements have been extracted from the books and records of Fastnet U.K. Limited, and represent that part of the company's activities that relate to its business undertaken as a co-ordinator on behalf of Telegroup, Inc. in an agreement dated 20 October 1996. (and as subsequently amended by mutual consent as detailed of both parties).

  Telegroup, Inc. is in the business of providing telecommunications services and under the agreement, Fastnet U.K. Limited has the right to market and distribute certain of Telegroup, Inc.'s services in the United Kingdom.

  The divisional balance sheet has been prepared from the books and records and includes the assets and liabilities of the division together with the retained earnings from that division. For the purposes of the divisional balance sheet the financing of the division is shown as a liability to the other divisions of the company. The balance sheet is therefore an extract taken from the total company position, and does not include equity or other share capital.

  On 25 November 1997 the division sold its business as a going concern to Telegroup U.K. Limited as detailed in a sale agreement of the same date. This transaction has not been reflected in the divisional financial statements.

  A summary of the division's significant accounting policies follows:

 (b) Basis of Presentation

  The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.

 (c) Cash Equivalents

  The division considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at 30 November 1997.

 (d) Property and Equipment

  Property and equipment are stated at cost less depreciation. Depreciation is provided using the straight-line method over the useful lives of the assets as follows:

      Computer equipment................................................ 33 1/3%
      Office fixtures, fittings and equipment...........................    20 %

  All items of property and equipment purchased by the company as a whole since its incorporation relate entirely to this division and have been included in these divisional financial statements accordingly.

 (e) Income Taxes

  The division accounts for U.K. taxes under the provisions of Statement of Standard Accounting Practice (SSAP), Numbers 8 and 15. Under the asset and liability method of SSAP 15, deferred tax assets and liabilities

                                     FUD-7

                             FASTNET U.K. LIMITED

                     FOR THE PERIOD ENDED 30 NOVEMBER 1997

are recognised for the future tax consequences attributable to differences between the carrying amounts in the divisional financial statements of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SSAP 15, the effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date.

 (f) Estimates

  The preparation of divisional financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue during the reporting period. Actual amounts could differ from those estimates.

 (g)  Revenues and Expenses

  Commissions receivable are recognised in the period when the associated telephone call revenues are recognised by Telegroup, Inc., and relate to the period from 1 March 1997 and 31 May 1997 Consultancy fees receivable are for the period from 1 June 1997 to 25 November 1997 as detailed in the amendments to the agreement with Telegroup, Inc. Expenditure is in respect of all divisions of the company, as the operations of the other divisions of the company ceased prior to this date.

 (h)  Foreign Currency Translation

  The functional currency of the division is the United States (U.S.) dollar. Assets and liabilities are translated at the closing rate in effect at the applicable reporting date, and the statement of operations is translated at the average exchange rates in effect during the applicable period.

 (i)  Fair Value of Financial Instruments

  The fair values of cash and cash equivalents, receivables, accounts payable and lease obligations are estimated to approximate to carrying value due to the short-term maturities of these financial instruments.

(2) RELATED PARTIES

  At 30 November 1997 the division owed $12,245 to T.G. Redpath, Esq. a director of the company in respect of a rent deposit made on leasehold premises from which it trades.

(3) PROPERTY AND EQUIPMENT

  Property and equipment at 24 November 1997 is comprised of the following:

                                                               NOVEMBER 24, 1997
                                                               -----------------
   Furniture, fixtures and office equipment...................     $ 33,166
   Computer equipment.........................................       79,938
                                                                   --------
                                                                    113,104
   Less accumulated depreciation..............................      (30,767)
                                                                   --------
   Net property and equipment.................................     $ 82,337
                                                                   ========

                                     FUD-8

                             FASTNET U.K. LIMITED

                     FOR THE PERIOD ENDED 30 NOVEMBER 1997


(4) INCOME TAX MATTERS

  No provision for U.K. corporation tax has been made in these unaudited divisional financial statements.

(5) BUSINESS SEGMENT AND SIGNIFICANT CUSTOMER

  The division operates a single industry segment. For the period ended 30 November 1997, all of the division's operating revenues were derived from commissions and consultancy fees earned under the marketing and co-ordination agreement with Telegroup, Inc., in respect of activities undertaken in the United Kingdom.

(6) AMOUNTS OWED TO OTHER DIVISIONS OF THE COMPANY IN RESPECT OF FINANCING OF TRADING ACTIVITIES

  These unaudited divisional financial statements represent the activities of a division of the company which operates under the marketing and co-ordination agreement with Telegroup, Inc. dated 20 October 1996, (and as subsequently amended by mutual consent between the parties). In order to finance these activities, the division has relied on funding by other divisions of the company and at 30 November 1997 the extent of these borrowings was $267,831.

                                     FUD-9

                   PRO FORMA CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma consolidated balance sheet and consolidated statements of operations are based on historical results of Telegroup, Inc and subsidiaries (the "Company") and Fastnet U.K. Limited ("Fastnet") giving effect to the Company's acquisition of Fastnet's assets, accounted for as a purchase in accordance with generally accepted accounting principles. Pro forma adjustments, and the assumptions on which they are based are described in the accompanying footnotes to the pro forma consolidated financial statements. The accompanying pro forma consolidated balance sheet as of September 30, 1997 contains those pro forma adjustments necessary to reflect the Fastnet acquisition as if it was consummated on that date. The accompanying pro forma consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 contain those pro forma adjustments necessary to reflect the Fastnet acquisition as if it was consummated on January 1, 1996. Because these pro forma financial statements are prepared utilizing certain assumptions, the pro forma consolidated financial statements may not be indicative of actual financial position or results of operations as of the date and for the periods presented, respectively.

                        TELEGROUP, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                           PRO FORMA ADJUSTMENTS GIVING EFFECT
                                                           FOR FASTNET U.K. LIMITED ACQUISITION
                          TELEGROUP, INC.   FASTNET U.K.
                          AND SUBSIDIARIES     LIMITED
                            (HISTORICAL)   (HISTORICAL)(A)       DEBIT                CREDIT           PRO FORMA
                          ---------------- --------------- ------------------    ------------------   -----------
Revenues:
  Retail................    $179,146,795        36,560                 36,560(d)               --     179,146,795
  Wholesale.............      34,060,714           --                     --                   --      34,060,714
                            ------------      --------     ------------------    -----------------    -----------
    Total revenues......     213,207,509        36,560                 36,560                  --     213,207,509
Cost of revenues........     150,536,859           --                     --                   --     150,536,859
                            ------------      --------     ------------------    -----------------    -----------
  Gross profit..........      62,670,650        36,560                 36,560                  --      62,670,650
                            ------------      --------     ------------------    -----------------    -----------
Operating expenses:
  Selling, general and
   administrative
   expenses.............      59,651,857       117,258                    --                36,560(d)  59,732,555
  Depreciation and
   amortization.........       1,881,619        30,071                 13,164(e)               --       1,924,854
  Stock option based
   compensation.........       1,032,646           --                     --                   --       1,032,646
                            ------------      --------     ------------------    -----------------    -----------
    Total operating
     expenses...........      62,566,122       147,329                 13,164               36,560     62,690,055
                            ------------      --------     ------------------    -----------------    -----------
    Operating income
     (loss).............         104,528      (110,769)               (49,724)              36,560        (19,405)
Other income (expense):
  Interest expense......        (578,500)          --                     --                   --        (578,500)
  Interest income.......         377,450           --                     --                   --         377,450
  Foreign currency
   transaction gain
   (loss)...............        (147,752)        1,492                    --                   --        (146,260)
  Other.................         118,504           --                     --                   --         118,504
                            ------------      --------     ------------------    -----------------    -----------
Earnings (loss) before
 income taxes and
 extraordinary item.....        (125,770)     (109,277)               (49,724)              36,560       (248,211)
Income tax benefit......           7,448           --                  44,079(f)               --          51,527
Minority interest in
 shares of earnings
 (loss).................             --            --                     --                   --             --
                            ------------      --------     ------------------    -----------------    -----------
Earnings (loss) before
 extraordinary item.....        (118,322)     (109,277)                (5,645)              36,560       (196,684)
Extraordinary item, loss
 on extinguishment of
 debt, net of income
 taxes..................             --            --                     --                   --             --
                            ------------      --------     ------------------    -----------------    -----------
    Net earnings
     (loss).............    $   (118,322)     (109,277)                (5,645)              36,560       (196,684)
                            ============      ========     ==================    =================    ===========
Per share amounts (g):
  Earnings (loss) before
   extraordinary item...         ($0.00)                                                                   ($0.01)
                            ============                                                              ===========
  Net earnings (loss)...         ($0.00)                                                                   ($0.01)
                            ============                                                              ===========
Weighted-average
 shares.................      28,784,635                                                               28,784,635
                            ============                                                              ===========

      See accompanying notes to unaudited pro forma financial statements.

                        TELEGROUP, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      NINE-MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                             PRO FORMA
                                                            ADJUSTMENTS
                                                           GIVING EFFECT
                                                            FOR FASLNET
                          TELEGROUP, INC.   FASLNET U.K.    U.K. LIMITED
                          AND SUBSIDIARIES     LIMITED      ACQUISITION
                            (HISTORICAL)   (HISTORICAL)(B)  DEBIT     CREDIT     PRO FORMA
                          ---------------- --------------- -------    ------    -----------
Revenues:
  Retail................   $ 169,720,131       105,472      33,293(d)    --     169,792,310
  Wholesale.............      68,757,955           --          --        --      68,757,955
                           -------------       -------     -------    ------    -----------
    Total revenues......     238,478,086       105,472      33,293       --     238,550,265
Cost of revenues........     174,273,208           --          --        --     174,273,208
                           -------------       -------     -------    ------    -----------
  Gross profit..........      64,204,878       105,472      33,293       --      64,277,057
                           -------------       -------     -------    ------    -----------
Operating expenses:
  Selling, general and
   administrative
   expenses.............      63,174,487       143,025         --     33,293(d)  63,284,219
  Depreciation and amor-
   tization.............       3,208,063           --        9,873(e)    --       3,217,936
  Stock option based
   compensation.........         256,785           --          --        --         256,785
                           -------------       -------     -------    ------    -----------
    Total operating ex-
     penses.............      66,639,335       143,025       9,873    33,293     66,758,940
                           -------------       -------     -------    ------    -----------
    Operating income
     (loss).............      (2,434,457)      (37,553)    (43,166)   33,293     (2,481,883)
Other income (expense):
  Interest expense......      (2,134,691)          --          --        --      (2,134,691)
  Interest income.......         782,299           --          --        --         782,299
  Foreign currency
   transaction gain
   (loss)...............       (587,291)        (5,074)        --        --        (592,365)
  Other.................         159,228           --          --        --         159,228
                           -------------       -------     -------    ------    -----------
Earnings (loss) before
 income taxes and
 extraordinary item.....      (4,214,912)      (42,627)    (43,166)   33,293     (4,267,412)
Income tax benefit......       1,366,054           --       18,900(f)    --       1,384,954
Minority interest in
 shares of earnings
 (loss).................             --            --          --        --             --
                           -------------       -------     -------    ------    -----------
Earnings (loss) before
 extraordinary item.....      (2,848,858)      (42,627)    (24,266)   33,293     (2,882,458)
Extraordinary item, loss
 on extinguishment of
 debt, net of income
 taxes..................      (9,970,815)          --          --        --      (9,970,815)
                           -------------       -------     -------    ------    -----------
    Net earnings
     (loss).............   $ (12,819,673)      (42,627)    (24,266)   33,293    (12,853,273)
                           =============       =======     =======    ======    ===========
Per share amounts(g):
  Earnings (loss) before
   extraordinary item...          ($0.10)                                            ($0.10)
                           =============                                        ===========
  Net earnings (loss)...          ($0.47)                                            ($0.47)
                           =============                                        ===========
Weighted-average
 shares.................      27,462,331                                         27,462,331
                           =============                                        ===========

      See accompanying notes to unaudited pro forma financial statements.

                        TELEGROUP, INC. AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET

                         SEPTEMBER 30, 1997 (UNAUDITED)

                                                                  PRO FORMA
                                                             ADJUSTMENTS GIVING
                         TELEGROUP, INC.   FASTNET U.K.      EFFECT FOR FASTNET
                         AND SUBSIDIARIES     LIMITED     U.K. LIMITED ACQUISITION
                           (HISTORICAL)   (HISTORICAL)(B)    DEBIT           CREDIT        PRO FORMA
                         ---------------- --------------- ------------    ------------    -----------
         ASSETS
Current Assets:
  Cash and cash equiva-
   lents................   $ 58,215,248           --               --          238,503(c)  57,976,745
  Accounts receivable
   and unbilled
   services, less
   allowance for credit
   losses...............     48,007,389        61,329              --           61,329(c)  48,007,389
  Income tax recover-
   able.................      2,924,478           --               --              --       2,924,478
  Deferred taxes........      1,639,066           --               --              --       1,639,066
  Prepaid expenses and
   other assets.........        757,508           200              --              200(c)     757,508
  Receivables from
   shareholders.........         45,880           --               --              --          45,880
  Receivables from em-
   ployees..............        189,070           --               --              --         189,070
                           ------------      --------     ------------    ------------    -----------
    Total current
     assets.............    111,778,639        61,529              --          300,032    111,540,136
                           ------------      --------     ------------    ------------    -----------
Net property and
 equipment..............     21,596,980        82,337              --           41,298(c)  21,638,019
                           ------------      --------     ------------    ------------    -----------
Other assets:
  Deposits and other as-
   sets.................        688,665           --               --              --         688,665
  Goodwill, net of amor-
   tization.............      2,969,347           --           197,464(c)          --       3,166,811
  Capitalized software,
   net of amortization..      1,873,946           --               --              --       1,873,946
  Debt issuance costs,
   net of amortization..        750,000           --               --              --         750,000
                           ------------      --------     ------------    ------------    -----------
                              6,281,958           --           197,464             --       6,479,422
                           ------------      --------     ------------    ------------    -----------
    Total assets........   $139,657,577       143,866          197,464         341,330    139,657,577
                           ============      ========     ============    ============    ===========
    LIABILITIES AND
  SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......     44,413,669       291,688          291,688(c)          --      44,413,669
  Accrued expense.......     12,233,538         4,082            4,082(c)          --      12,233,538
  Unearned revenue......        160,222           --               --              --         160,222
  Note payable..........     15,000,000           --               --              --      15,000,000
  Customer deposits.....        717,224           --               --              --         717,224
  Current portion of
   long-term debt.......         92,194           --               --              --          92,194
  Current portion of
   capital lease
   obligations..........        127,099           --               --              --         127,099
                           ------------      --------     ------------    ------------    -----------
    Total current
     liabilities........     72,743,946       295,770          295,770             --      72,743,946
Deferred taxes..........        730,847           --               --              --         730,847
Capital lease
 obligations............        218,320           --               --              --         218,320
Long-term debt..........     25,042,057           --               --              --      25,042,057
Minority interest.......            --            --               --              --             --
Shareholders' equity....     40,922,407      (151,904)             --          151,904(c)  40,922,407
                           ------------      --------     ------------    ------------    -----------
    Total liabilities
     and shareholders'
     equity.............   $139,657,577       143,866          295,770         151,904    139,657,577
                           ============      ========     ============    ============    ===========

      See accompanying notes to unaudited pro forma financial statements.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The unaudited pro forma consolidated balance sheet reflects the historical financial position at September 30, 1997, with pro forma adjustments as if the Fastnet acquisition had taken place on September 30, 1997. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 reflect the historical results of operations with pro forma adjustments based on the assumption the Fastnet acquisition was effective as of January 1, 1996. The following adjustments give pro forma effect to the Fastnet acquisition (in addition to certain reclassifications to conform presentations):

    (a) The historical financial statements of Fastnet are presented using Fastnet's fiscal period, which is February 28, 1997.

    (b) The historical financial statements of Fastnet are presented as of and for the nine months ended November 30, 1997.

    (c) The acquisition of Fastnet will be accounted for as a purchase. The Company gave $238,503 in cash in consideration for certain Fastnet assets. The Company recorded the estimated fair value of Fastnet's assets on the date of purchase.

       Cost of acquisition............................................ $238,503
       Estimated fair value of assets acquired........................  (41,039)
                                                                       --------
         Excess of cost over estimated fair value..................... $197,464
                                                                       ========

    (d) The elimination in consolidation of commissions paid by the Company to Fastnet.

    (e) The amortization of goodwill created from the acquisition of Fastnet over the estimated useful life of 15 years.

    (f) The tax effect of the pro forma adjustments using a 36 percent tax rate.

    (g) For the year ended December 31, 1996, earnings (loss) per share has been computed using the weighted-average number of shares of common stock outstanding as adjusted for the effects of the Securities and Exchange Commission Staff Accounting Bulletin No. 83. Accordingly, options and warrants to purchase common stock granted within one year of the Company's initial public offering, which have exercise prices below the assumed initial public offering price per share, have been included in the calculation of common equivalent shares, using the treasury stock method, as if they were outstanding for the entire year. For the nine month period ended September 30, 1997, earnings
      (loss) per share has been computed under the provisions of Accounting Principles Board Opinion No. 15, Earnings Per Share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS, OR BY ANY OF THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         ----------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         -----
Available Information...................................................     2
Disclosure Regarding Forward-Looking Statements.........................     2
Prospectus Summary......................................................     3
Recent Developments.....................................................     6
The Offering............................................................     7
Summary Financial Data..................................................     8
Risk Factors............................................................    10
Use of Proceeds.........................................................    30
Dividend Policy.........................................................    30
Market for the Common Equity and Related Stockholder Matters............    30
Capitalization..........................................................    31
Selected Financial Data.................................................    32
Management's Discussion and Analysis of Financial Condition and Results
  of Operations.........................................................    34
The Global Telecommunications Industry..................................    45
Business................................................................    53
Management..............................................................    79
Certain Transactions....................................................    87
Principal Shareholders..................................................    88
Selling Shareholders....................................................    89
Description of the Capital Stock........................................    90
Description of Convertible Subordinated Notes...........................    94
Description of Other Indebtedness.......................................    96
Plan of Distribution....................................................   119
Transfer Agent and Registrar............................................   119
Shares Eligible for Future Sale.........................................   120
Certain United States Federal Income Tax Considerations for Non-U.S.
  Holders of Common Stock...............................................   121
Legal Matters...........................................................   123
Experts.................................................................   123
Glossary of Terms.......................................................   124
Index to Consolidated Financial Statements..............................   F-1
Index to Fastnet Financial Statements...................................  FD-1
Index to Fastnet Unaudited Financial Statements......................... FUD-1
Pro Forma Condensed Financial Statements................................  FP-1

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--------------------------------------------------------------------------------
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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The table below sets forth the expenses to be incurred by the Company in connection with the issuance and distribution of the shares registered for offer and sale hereby. All amounts shown represent estimates except the Securities Act registration fee.

   Registration fee under the Securities Act of 1933...................... $
   Printing and EDGAR expenses............................................
   Registrar and Transfer Agent's fees and expenses.......................
   Accountants' fees and expenses.........................................
   Legal fees and expenses................................................
   Blue Sky fees and expenses.............................................
   Miscellaneous..........................................................
                                                                           ----
     Total................................................................ $
                                                                           ====

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Iowa Business Corporation Act confers broad powers upon corporations incorporated in Iowa with respect to indemnification of any person against liabilities incurred by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another Corporation or other business entity. These provisions are not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement or otherwise.

  The Company's Second Restated Articles of Incorporation contain a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for liability for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for unlawful distributions in violation of
Section 490.833 of the Iowa Business Corporation Act. Any repeal or amendment of this provision by the shareholders of the Corporation will not adversely affect any right or protection of a director existing at the time of such repeal or amendment.

  The Company's Amended and Restated Bylaws contain a provision entitling officers and directors to be indemnified and held harmless by the Company against expenses, liabilities and costs (including attorneys' fees) actually and reasonably incurred by such person, to the fullest extent permitted by the Iowa Business Corporation Act.

  The Company has obtained a director and officer liability policy, under which each director and certain officers of the Company would be insured against certain liabilities.

  The Company entered into indemnification agreements with certain of its executive officers and directors (collectively, the "Indemnification Agreements"). Pursuant to the terms of the Indemnification Agreements, each of the executive officers and directors who are parties thereto will be indemnified by the Company to the full extent provided by law in the event such officer or director is made or threatened to be made a party to a claim arising out of such person acting in his capacity as an officer or director of the Company. The Company has further agreed that, upon a change in control, as defined in the Indemnification Agreements, the rights of such officers and directors to indemnification payments and expense advances will be determined in accordance with the provisions of the Iowa Business Corporation Act and has also agreed that, upon a potential change of control, as defined in the Indemnification Agreements, it will create a trust in an amount sufficient to satisfy all indemnity expenses reasonably anticipated at the time a written request to create such a trust is submitted by an officer or director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following paragraphs of this Item 15 describe all offers and sales of securities by the Company within the last three years which were not registered under the Securities Act of 1933, other than securities issued in connection with stock reclassifications, stock dividends or stock splits:

  On April 23, 1996, the Company issued 518,988 shares of Common Stock to Michael Lackman for the aggregate consideration of $20,946.53 paid by Mr. Lackman with a promissory note in the principal amount of $20,946.53.

  On April 26, 1996, the Company issued 778,485 shares of Common Stock to Ronald Stakland for the aggregate consideration of $31,419.80 paid by Mr. Stakland with a promissory note in the principal amount of $31,419.80.

  On August 21, 1996, in connection with the Plan and Agreement of Reorganization between the Company, George Apple and Telegroup South Europe, Inc. ("TGSE"), the Company issued 262,116 shares of Common Stock and made a cash payment to George Apple in exchange for substantially all of the assets of TGSE.

  Amended and Restated 1996 Telegroup, Inc. Stock Option Plan. See "Management--Amended and Restated 1996 Telegroup, Inc. Stock Option Plan" incorporated by reference herein from the Prospectus included in Part I of this Registration Statement.

  November 27, 1996 Issuance of Senior Subordinated Notes and Warrants. On November 27, 1996, the Company completed a $20 million private placement of its 12.0% Senior Subordinated Notes, together with warrants to purchase 4.0% of the Company's fully-diluted Common Stock. See "Certain Transactions-- Subordinated Note Placement" and "Description of Capital Stock--Warrants."

  Each issuance of securities described above was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16(A). EXHIBITS.

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                        DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
     1.1 Purchase Agreement Between the Company and Smith
          Barney Inc. Dated September 30, 1997
     1.2 Purchase Agreement Between the Company, Smith Barney
          Inc. and BT Alex. Brown Incorporated Dated October
          20, 1997 (Incorporated by reference as Exhibit 1.1 to
          the Company's Form S-4 Registration Statement filed
          on December 19, 1997)
    *2.1 Plan and Agreement of Reorganization Between the
          Company, George Apple and Telegroup South Europe,
          Inc. Dated September 6, 1996
    *2.2 Plan and Agreement of acquisition between the Company,
          Telecontinent, S.A. and Georges Apple dated September
          6, 1996
     2.3 Agreement Between Fastnet UK Limited, Telegroup UK
          Limited, Giles Redpath and Telegroup, Inc.
          (Incorporated by reference as Exhibit 10 to the
          Company's Form 8-K filed on December 9, 1997, SEC
          File No. 0-29284)
    *3.1 Restated Articles of Incorporation of Telegroup, Inc.
    *3.2 Form of Second Restated Articles of Incorporation of
          Telegroup, Inc.
    *3.3 Bylaws of Telegroup, Inc.
    *3.4 Form of Amended and Restated Bylaws of Telegroup, Inc.
    *4.1 Form of Common Stock Certificate of Telegroup, Inc.
    *4.2 Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
    *4.3 Note and Warrant Purchase Agreement dated as of
          November 27, 1996
    *4.4 Form of Warrant to Purchase Class A Common Stock of
          Telegroup, Inc.
    *4.5 Indenture dated as of November 27, 1996 between
          Telegroup, Inc. and The Chase Manhattan Bank
     4.6 Indenture for 8.0% Convertible Notes dated September
          30, 1997 (Incorporated by reference as Exhibit 4.1to
          the Company's Form 10-Q for the quarter-ended
          September 30, 1997, SEC File No. 0-29284)
     4.7 Indenture for 10.5% Senior Discount Notes dated
          October 23, 1997 (Incorporated by reference as
          Exhibit 4.2 to the Company's Form 10-Q for the
          quarter-ended September 30, 1997, SEC File No. 0-
          29284)
   ++5.1 Opinion of Swidler & Berlin, Chartered regarding
          legality
   *10.1 Loan Agreement Dated as of March 28, 1997 by and
          between the Company and American National Bank and
          Trust Company of Chicago
 *10.1.1 First Amendment to Loan Agreement between the Company and American National Bank and Trust Company of
          Chicago dated as of June 6, 1997.
   *10.2 Amended and Restated 1996 Telegroup, Inc. Stock Option
          Plan
   *10.3 Form of Employment Agreement between the Company and
          Fred Gratzon
   *10.4 Form of Employment Agreement between the Company and
          Clifford Rees
   *10.5 Form of Indemnification Agreement
   *10.6 Registration Rights Agreement among Telegroup, Inc.,
          Greenwich Street Capital Partners, L.P., Greenwich
          Street Capital Offshore Fund, Ltd., TRV Employees
          Fund, L.P., The Travelers Insurance Company and The
          Travelers Life and Annuity Company Dated as of
          November 27, 1996
   *10.7 Form of Registration Rights Agreement between the
          Company and certain Shareholders of the Company

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                        DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
 *+10.8  Agreement between Telegroup, Inc. and New T & T Hong
          Kong Limited
 *+10.9  Resale Solutions Switched Services Agreement between
          Sprint Communications
          Company L.P. and Telegroup, Inc.
  *10.10 Form of Employment Agreement between the Company and
          John P. Lass
  *10.11 Form of Employment Agreement between the Company and
          Ron Jackenthal
  *10.12 Form of Employment Agreement between the Company and
          Certain Executive Officers
   10.13 Notes Registration Rights Agreement between the
          Company and Smith Barney Inc.,
          and Alex Brown Incorporated Dated as of October 23,
          1997 (Incorporated by reference as Exhibit 10.13 to
          the Company's Form S-4 Registration Statement filed
          on December 19, 1997
   10.14 Registration Rights Agreement between the Company and
          Smith Barney Inc. Dated
          as of September 30, 1997
  *21.1  Subsidiaries of Telegroup, Inc.
   23.1  Consent of KPMG Peat Marwick, LLP
   23.2  Consent of MacIntyre & Co.
   23.3  Consent of Swidler & Berlin, Chartered (to be included in Exhibit 5.1 to this Registration Statement)
  *24.1  Power of Attorney
   27.1  Financial Data Schedule

--------
* Previously filed as Exhibits to Form S-1, SEC Registration Statement File No. 333-25065.
+ Confidential Treatment has been requested for portions of this document. The redacted material has been filed separately with the Commission.
++ To be filed by amendment.

ITEM 16(B). FINANCIAL STATEMENT SCHEDULES.

  II--Valuation and Qualifying Accounts (previously filed)

  All other schedules are omitted either because they are not applicable or are not material, or the information presented therein is contained in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FAIRFIELD, STATE OF IOWA, ON DECEMBER 22, 1997.

                                          Telegroup, Inc.


                                          By:                *
                                             -----------------------------------
                                                CLIFFORD REES, PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON DECEMBER 22, 1997.

              SIGNATURE                                TITLE
              ---------                                -----

                  *                    Chairman of the Board and Director
-------------------------------------
            FRED GRATZON


                  *                    Chief Executive Officer, President
-------------------------------------   and Director (Principal Executive
            CLIFFORD REES               Officer)


                  *                    Vice President--Finance, Chief
-------------------------------------   Financial Officer, Treasurer and
          DOUGLAS A. NEISH              Director (Principal Financial
                                        Officer)


                  *                    Director of Finance and Controller
-------------------------------------   (Principal Accounting Officer)
              GARY KORF


                                       Senior Vice President, International
-------------------------------------   Services and Director
         RONALD B. STAKLAND



        /s/ Charles Johanson           Attorney-in-Fact
-------------------------------------
          CHARLES JOHANSON
* Charles Johanson, by signing his name hereto, signs this document on behalf of each of the persons so indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

     1.1   Purchase Agreement Between the Company and Smith Barney Inc. Dated
            September 30, 1997.

     1.2   Purchase Agreement Between the Company, Smith Barney Inc. and BT
            Alex. Brown Incorporated Dated October 20, 1997 (Incorporated by reference as Exhibit 1.1 to the Company's Form S-4 Registration
            Statement filed on December 22, 1997)

    *2.1   Plan and Agreement of Reorganization Between the Company, George
            Apple and Telegroup South Europe, Inc. Dated September 6, 1996

    *2.2   Plan and Agreement of acquisition between the Company,
            Telecontinent, S.A. and Georges Apple dated September 6, 1996.

     2.3   Agreement Between Fastnet UK Limited, Telegroup UK Limited, Giles
            Redpath and Telegroup, Inc. (Incorporated by reference as Exhibit
            10 to the Company's Form 8-K filed on December 9, 1997, SEC File
            No. 0-29284)

    *3.1   Restated Articles of Incorporation of Telegroup, Inc.

    *3.2   Form of Second Restated Articles of Incorporation of Telegroup, Inc.

    *3.3   Bylaws of Telegroup, Inc.

    *3.4   Form of Amended and Restated Bylaws of Telegroup, Inc.

    *4.1   Form of Common Stock Certificate of Telegroup, Inc.

    *4.2   Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

    *4.3   Note and Warrant Purchase Agreement dated as of November 27, 1996

    *4.4   Form of Warrant to Purchase Class A Common Stock of Telegroup, Inc.


    *4.5   Indenture dated as of November 27, 1996 between Telegroup, Inc. and
            The Chase Manhattan Bank

     4.6   Indenture for 8.0% Convertible Notes dated September 30, 1997
            (Incorporated by reference as Exhibit 4.1 to the Company's Form 10-
            Q for the quarter-ended September 30, 1997, SEC File No. 0-29284)

     4.7   Indenture for 10.5% Senior Discount Notes dated October 23, 1997
            (Incorporated by reference as Exhibit 4.2 to the Company's Form 10-
            Q for the quarter-ended September 30, 1997, SEC File No. 0-29284)

   ++5.1   Opinion of Swidler & Berlin, Chartered regarding legality

   *10.1   Loan Agreement Dated as of March 28, 1997 by and between the Company and American National Bank and Trust Company of Chicago

   *10.1.1 First Amendment to Loan Agreement between the Company and American
            National Bank and Trust Companyof Chicago dated as of June 6, 1997.

   *10.2   Amended and Restated 1996 Telegroup, Inc. Stock Option Plan

   *10.3   Form of Employment Agreement between the Company and Fred Gratzon

   *10.4   Form of Employment Agreement between the Company and Clifford Rees

   *10.5   Form of Indemnification Agreement

   *10.6   Registration Rights Agreement among Telegroup, Inc., Greenwich
            Street Capital Partners, L.P., Greenwich Street Capital Offshore
            Fund, Ltd., TRV Employees Fund, L.P., The Travelers Insurance
            Company and The Travelers Life and Annuity Company Dated as of
            November 27, 1996

   *10.7   Form of Registration Rights Agreement between the Company and certain Shareholders of the Company

  *+10.8  Agreement between Telegroup, Inc. and New T & T Hong Kong Limited

  *+10.9  Resale Solutions Switched Services Agreement between Sprint
           Communications Company L.P. and Telegroup, Inc.

   *10.10 Form of Employment Agreement between the Company and John P. Lass

   *10.11 Form of Employment Agreement between the Company and Ron Jackenthal

   *10.12 Form of Employment Agreement between the Company and Certain
           Executive Officers

    10.13 Notes Registration Rights Agreement between the Company and Smith
           Barney Inc., and Alex Brown Incorporated Dated as of October 23,
           1997 (Incorporated by reference as Exhibit 10.13 to the Company's
           Form S-4 Registration Statement filed on December 22, 1997

    10.14 Registration Rights Agreement between the Company and Smith Barney
           Inc. Dated as of September 30, 1997

   *21.1  Subsidiaries of Telegroup, Inc.

    23.1  Consent of KPMG Peat Marwick, LLP

    23.2  Consent of MacIntyre & Co.

  ++23.3 Consent of Swidler & Berlin, Chartered (to be included in Exhibit 5.1 to this Registration Statement)

   *24.1  Power of Attorney

    27.1  Financial Data Schedule

--------
* Previously filed as Exhibits to Form S-1, SEC Registration Statement File No. 333-25065.
+ Confidential Treatment has been requested for portions of this document. The redated material has been filed separately with the Commission.
++To be filed by amendment.